As filed with the Securities and Exchange Commission on July 10, 2007

Registration No. 333-140232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MONOTYPE IMAGING HOLDINGS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7371	20-3289482
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Unicorn Park Drive

Woburn, Massachusetts 01801

(781) 970-6000

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Douglas J. Shaw

President and Chief Executive Officer

Monotype Imaging Holdings Inc.

500 Unicorn Park Drive

Woburn, Massachusetts 01801

(781) 970-6000

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

Copies to:

Jocelyn M. Arel Lizette M. Pérez-Deisboeck Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000 Facsimile: (617) 523-1231	Janet M. Dunlap General Counsel and Secretary Monotype Imaging Holdings Inc. 500 Unicorn Park Drive Woburn, Massachusetts 01801 (781) 970-6000 Facsimile: (781) 970-6003	Martin A. Wellington Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000 Facsimile: (650) 752-3618

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	12,650,000	$15.00	$189,750,000	$16,126

(1)	Includes 1,650,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price. A registration fee of $14,445 has been paid previously pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. An additional fee of $1,681 will be paid with this filing to cover the increase calculated pursuant to Rule 457(a).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. Neither Monotype Imaging Holdings Inc. nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 10, 2007

Prospectus

11,000,000 Shares

Common Stock

Monotype Imaging Holdings Inc. and the selling stockholders are offering 6,000,000 shares and 5,000,000 shares, respectively, of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share. After the offering, the market price for our shares may be outside this range.

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “TYPE.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 7.

	Per Share	Total
Offering price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to Monotype Imaging Holdings Inc., before expenses	$	$
Offering proceeds to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have granted the underwriters the right to purchase up to 1,650,000 additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 11,000,000 shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     , 2007.

Banc of America Securities LLC

Jefferies & Company	William Blair & Company

Needham & Company, LLC	Canaccord Adams

                         , 2007

Monotype Imaging

GLOBAL DIGITAL MEDIA

Helvetica
Arial
Palatino
GILL
支持中文

TEXT IMAGING SOLUTIONS FOR THE WORLD'S
LEADING DEVICE MANUFACTURERS & CREATIVE PROFESSIONALS

You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 7, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. Unless the context otherwise requires, we use the terms “Monotype,” “we,” “us” and “our” in this prospectus to refer to Monotype Imaging Holdings Inc. and its subsidiaries.

Overview

We are a leading global provider of text imaging solutions. Our technologies and fonts enable the display and printing of high quality digital text. Our software technologies have been widely deployed across, and embedded in, a range of consumer electronic, or CE, devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. In the laser printer market, we have worked together with industry leaders for over 15 years to provide critical components embedded in printing standards. Our scaling, compression, text layout, color and printer driver technologies solve critical text imaging issues for CE device manufacturers by rendering high quality text on low resolution and memory constrained CE devices. We combine these proprietary technologies with access to over 9,000 typefaces from a library of some of the most widely used designs in the world, including popular names like Helvetica and Times New Roman. We also license our typefaces to creative and business professionals through custom font design services, direct sales and our e-commerce websites fonts.com, itcfonts.com, linotype.com and faces.co.uk, which attracted more than 20 million visits in 2006 from over 200 countries.

Our customers include:

•	mobile phone makers Nokia, Motorola and Sony Ericsson;

•	eight of the top ten laser printer manufacturers based on the volume of units shipped worldwide;

•	digital television and set-top box manufacturers TTE Technology, Toshiba and JVC; and

•	multinational corporations Agilent, British Airways and Barclays.

Our text imaging solutions are embedded in a broad range of CE devices and are compatible with most major operating environments and those developed directly by CE device manufacturers. We partner with operating system and software application vendors Microsoft, Apple, Symbian, QUALCOMM and ACCESS (PalmSource).

Industry Overview and Market Opportunity

CE devices are marketed globally and increasingly require robust multi-media functionality. CE device manufacturers and independent software vendors, together OEMs, must display text from many different sources, provide consistent look and feel across CE devices, support worldwide languages and provide enhanced navigation and personalization.

Font technology has evolved rapidly with the increase in the functionality of CE devices. The latest generation of digital font technology focuses on scalable fonts rather than bitmaps. Bitmaps require the storage of images for each individual character and size, which limits deployment across multiple CE devices. Scalable fonts are more flexible, compressed and memory efficient.

Laser printer manufacturers are utilizing increasingly robust text imaging solutions to enhance functionality and add features. The rapid change in the capabilities and functionality of multimedia enabled CE devices, together with the increased reliance by laser printer manufacturers on enhancing technologies to drive value, favor comprehensive global text solutions.

Competitive Strengths

Our text imaging solutions provide critical technologies and fonts for users that require the ability to display or print high quality digital text. Our core strengths include:

Technological and Intellectual Property Leadership.    We have become a leading global provider of text imaging solutions for laser printers by combining our proprietary technologies with an extensive font library. We are leveraging our intellectual property and experience in this market to secure a leading position in other high volume CE device categories.

Established Relationships with Market Leaders.    We benefit from established relationships with our OEM customers, many of which date back 15 years or more. Because our technologies and fonts are embedded in the hardware of our customers’ CE devices, it would be costly and time-consuming to replace them.

International Presence and Technologies Designed to Serve the Global Market.    In 2006 and the three months ended March 31, 2007, 56.5% and 64.0%, respectively, of our revenue was derived from sales by our operating subsidiaries located in Japan, the United Kingdom, Germany and China. Our customers are located in the United States, Asia, Europe and throughout the world. We support all of the world’s major languages and have specifically designed scalable font rendering technologies for displaying rich content in Asian and other non-Latin languages. We enable OEM customers to engineer a common platform supporting multiple languages, reducing their cost and time to market and increasing product flexibility.

Strong Web Presence and Font Design Services.     Our e-commerce websites, including the intuitively-named fonts.com, provide us with a substantial web presence. We also serve creative and business professionals by providing custom font design and branding services.

Attractive Business Model.    We have a large, recurring base of licensing revenue. In addition, we have significant operational leverage, a relatively low cash tax rate and low capital requirements.

Experienced Leadership Team and Employee Base.    Our senior management has an average of 16 years of experience in the text imaging solutions business. There is significant continuity between our team and our key customers.

Our Strategy

Our objective is to extend our position as a leading global provider of text imaging solutions. We intend to:

•	increase penetration of our technologies and fonts into emerging CE device categories;

•	extend our leadership position with enhanced technologies in the laser printer market;

•	leverage our installed base of leading OEM customers by providing new technologies and fonts;

•	expand and deepen our global presence, particularly in Asia;

•	continue to develop our online offerings and services; and

•	selectively pursue complementary acquisitions, strategic partnerships and third-party intellectual property.

Risks Affecting Us

We are subject to a number of risks, which you should be aware of before you buy our common stock. These risks are discussed in “Risk Factors.”

Corporate Information

Until November 2004, Agfa Corporation, or Agfa, operated its font and printer driver business through its wholly-owned subsidiary, Agfa Monotype Corporation, or Agfa Monotype. On November 5, 2004, through a series of transactions, all of the common stock of Agfa Monotype was acquired by a newly formed entity, Monotype Imaging Inc., or Monotype Imaging, for a total purchase price of $194.0 million consisting of cash plus assumption of certain obligations. The transaction was financed with $112.2 million in debt financing from certain credit facilities and $78.4 million in capital contributions made by investment funds associated with TA Associates, Inc., or TA Associates, D.B. Zwirn Special Opportunities Fund, or D.B. Zwirn, and certain of the former officers and employees of Agfa Monotype, or the Investing Employees, in exchange for convertible preferred stock, common stock and subordinated notes of Imaging Holdings Corp., or IHC, the parent of Monotype Imaging. These capital contributions represented $2.36 per share on an as converted basis which compares with an assumed value of $14.00 per share, the midpoint of the range on the cover page of this prospectus.

In August 2005, IHC entered into a recapitalization transaction and debt refinancing, which resulted in Monotype Imaging Holdings Inc., the issuer in this offering, becoming the parent of IHC. All of the holders of shares of common stock of IHC exchanged their shares for shares of our common stock and all of the holders of shares of convertible preferred stock of IHC exchanged their shares for shares of our convertible preferred stock and payments of an aggregate of $48.3 million. The relative equity interests of our stockholders remained unchanged following this recapitalization.

The following table sets forth the approximate amounts paid by each group for the subordinated notes and the equity investment and the post-recapitalization value of the equity investment, as compared with the estimated post-offering value of the equity investment:

	Total Value of Subordinated Notes and Original Equity Investment	Value of Original Equity Investment	Value of Post- Recapitalization Equity Investment	Post-Offering Intrinsic Value of Post- Recapitalization Equity Investment(1)
	(in thousands)
TA Associates	$69.9	$52.0	$9.1	$308.0
D.B. Zwirn	3.5	2.5	0.4	14.9
Investing Employees	5.0	3.7	0.6	21.7

(1)	This calculation is based on an assumed value of $14.00 per share, the midpoint of the range on the cover page of this prospectus and does not include the amount TA Associates, D.B. Zwirn and the Investing Employees will receive upon redemption of the redeemable preferred stock upon consummation of this offering of approximately $8.6 million, $413,000 and $616,000, respectively.

As part of the recapitalization, we refinanced our existing debt and borrowed additional amounts from our existing lenders. A portion of the proceeds was used to retire the subordinated notes issued to TA Associates, D.B. Zwirn and the Investing Employees in connection with the acquisition of Agfa Monotype.

Concurrently with this offering, we will amend and restate one of our credit facilities to provide for borrowings of a maximum aggregate amount of $160.0 million and repay in full our other credit facility. The remaining credit facility will consist of a term loan of $140.0 million and a revolving credit facility of up to $20.0 million.

Our principal offices are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801. Our corporate website address is http://www.monotypeimaging.com. The information contained in or that can be accessed through this website or fonts.com, itcfonts.com, linotype.com and faces.co.uk, is not part of this prospectus.

THE OFFERING

Common stock offered by us	6,000,000 shares

Common stock offered by the

selling stockholders	5,000,000 shares

Common stock to be outstanding

after this offering	33,559,945 shares

Over-allotment option	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,650,000 shares of common stock.

Use of proceeds

We expect to receive net proceeds from the offering of approximately $73.6 million. We intend to use the net proceeds from this offering received by us, together with the $10.2 million in proceeds from the increase in our term loan under one of our credit facilities, to repay in full our term loan that would otherwise expire on July 28, 2011 in the amount of $72.1 million, which includes $2.1 million in prepayment penalties, and to redeem the shares of redeemable preferred stock issuable upon conversion of the convertible preferred stock from TA Associates, D.B. Zwirn and the Investing Employees in the amount of $9.7 million. We intend to use the balance of the net proceeds of this offering for working capital and other general corporate purposes, which may include further paydowns of our indebtedness.

After giving effect to this offering, TA Associates will hold approximately 52.4% of our outstanding common stock. A. Bruce Johnston and Jonathan W. Meeks, both directors of Monotype, are Managing Directors of TA Associates. After giving effect to this offering, D.B. Zwirn will hold approximately 3.2% of our outstanding common stock. See “Principal and Selling Stockholders.”

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Proposed Nasdaq Global Market

symbol	“TYPE”

The number of shares of our common stock to be outstanding following this offering assumes 27,559,945 shares of our common stock outstanding as of March 31, 2007. This number gives effect to the adjustments described below and includes the exercise after March 31, 2007 of stock options to purchase 12,312 shares of common stock that are being sold in this offering and 413,345 shares of our restricted common stock issuable as of June 1, 2007 upon conversion of the notes issued in connection with the acquisition of China Type Design Limited, or China Type Design, upon the closing of this offering. This number excludes 2,390,660 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.657 per share and 4,383,560 additional shares of our common stock reserved for future issuance under our 2007 Stock Option and Incentive Plan, or the 2007 Option Plan, together with any shares that are forfeited under our 2004 Stock Option and Grant Plan, or the 2004 Option Plan.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase 1,650,000 shares of common stock from the selling stockholders in this offering and reflects:

•	3,772,872 shares of our common stock outstanding as of March 31, 2007;

•

the conversion of all outstanding shares of our convertible preferred stock into 23,361,416 shares of common stock and 5,840,354 shares of redeemable preferred stock upon the closing of this offering, and the immediate redemption of the redeemable preferred stock;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the closing of this offering; and

•	a 4-for-1 split of our common stock that occurred on July 5, 2007.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

(in thousands, except share and per share data)

The tables below summarize our financial data as of the date and for the periods indicated. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
	(Predecessor)	(Successor)
Revenue:
OEM	$41,563	$10,821	$59,073	$64,268	$14,794	$17,263
Creative professional	10,447	2,216	14,703	21,936	3,672	8,447

Total revenue	52,010	13,037	73,776	86,204	18,466	25,710

Cost of revenue	8,577	1,224	9,513	8,305	2,132	2,747
Cost of revenue—amortization of acquired technology	728	401	2,408	3,021	675	844
Marketing and selling	9,299	1,853	11,730	14,931	3,043	4,531
Research and development	8,290	1,835	10,668	13,813	2,928	4,049
General and administrative	7,948	1,081	5,639	10,112	1,817	3,536
Transaction bonus	25,207	—	—	—	—	—
Amortization of other intangible assets	607	1,073	6,459	6,687	1,613	1,779

Total costs and expenses	60,656	7,467	46,417	56,869	12,208	17,486

Income (loss) from operations	(8,646)	5,570	27,359	29,335	6,258	8,224

Other (income) expense:
Interest expense	—	2,055	14,893	19,687	4,131	5,344
Interest income	(335)	(21)	(158)	(171)	(16)	(21)
(Gain) loss on foreign exchange	—	—	1,427	(592)	12	(140)
(Gain) loss on interest rate caps	—	238	(503)	(490)	(389)	259
Other (income) expense, net	109	46	—	(1,621)	(345)	(246)
Dividend income	—	—	(105)	(461)	—	—

Total other expense	(226)	2,318	15,554	16,352	3,393	5,196

Income (loss) before provision for income taxes	(8,420)	3,252	11,805	12,983	2,865	3,028

Provision (benefit) for income taxes	(2,817)	1,338	4,684	5,921	1,151	1,448

Net income (loss)	$(5,603)	$1,914	$7,121	$7,062	$1,714	$1,580

Net income (loss) available to common stockholders	$(5,603)	$106	$92	$(17,325)	$(1,420)	$(12,126)

Earnings (loss) per common share data:
Basic	$(5,603.00)	$0.08	$0.07	$(7.37)	$(0.68)	$(4.35)
Diluted	$(5,603.00)	$0.07	$0.05	$(7.37)	$(0.68)	$(4.35)
Weighted average number of shares:
Basic	1,000	1,371,016	1,417,484	2,351,356	2,079,716	2,786,916
Diluted	1,000	26,000,656	27,421,316	2,351,356	2,079,716	2,786,916
Pro forma net income available to common stockholders				$7,062		$1,580
Pro forma earnings per share:
Basic				$0.27		$0.06
Diluted				$0.24		$0.06
Pro forma weighted average number of shares:
Basic				25,721,480		26,148,332
Diluted				28,238,692		28,649,648

The following table summarizes our condensed consolidated balance sheet as of March 31, 2007. The as adjusted balance sheet data reflects our balance sheet data as of March 31, 2007, as adjusted to reflect the increase in the term loan under one of our credit facilities, the conversion of our convertible preferred stock into common stock and redeemable preferred stock, the immediate redemption of the redeemable preferred stock, this offering and the application of the estimated net proceeds from this offering and the amendment of our term loan received by us as described in “Use of Proceeds”, assuming the number of shares of common stock offered by us in this offering is 6,000,000 at an assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and expenses paid by us.

	Actual	As Adjusted(1)
Consolidated Summary Balance Sheet Data:
Cash and cash equivalents	$6,838	$4,629
Total current assets	20,541	18,332
Total assets	273,954	268,659
Total current liabilities	38,057	34,819
Total debt	200,728	136,699
Convertible redeemable preferred stock	53,876	—
Additional paid-in capital	1,072	119,225
Total stockholders’ equity (deficit)	(24,209)	91,337

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks comes to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We derive a substantial majority of our revenue from a limited number of licensees, and if we are unable to maintain these customer relationships or attract additional customers, our revenue will be adversely affected.

We derive a substantial majority of our revenue from the licensing of our text imaging solutions to OEMs. In 2006 and during the three months ended March 31, 2007, our top 10 licensees by revenue accounted for approximately 53.0% and 48.7% of our total revenue, respectively. Accordingly, if we are unable to maintain these relationships or establish relationships with new customers, our licensing revenue will be adversely affected. In addition, our license agreements are generally for a limited period of time and, upon expiration of their license agreements, OEMs may not renew their agreements or may elect not to enter into new agreements with us on terms as favorable as our current agreements.

We face pressure from our customers to lower our license fees and, to the extent we lower them in the future, our revenue may be adversely affected.

The CE device markets are highly competitive and CE device manufacturers are continually looking for ways to reduce the costs of components included in their products in order to maintain or broaden consumer acceptance of those products. Because our technologies are a component incorporated into CE devices, when negotiating renewals of customer contracts, we face pressure from our customers to lower our license fees. We have in the past, and may in the future, need to lower our license fees to preserve customer relationships or extend use of our technology to a broader range of products. To the extent we lower our license fees in the future, we cannot assure you that we will be able to achieve related increases in the use of our technologies or other benefits to fully offset the effects of these adjustments.

If we fail to develop and deliver innovative text imaging solutions in response to changes in our industry, including changes in consumer tastes or trends, our revenue could decline.

The markets for our text imaging solutions are characterized by rapid change and technological evolution and are intensely competitive and price sensitive. We will need to expend considerable resources on product development in the future to continue to design and deliver enduring and innovative text imaging solutions. We rely on the introduction of new or expanded solutions with additional or enhanced features and functionality to allow us to maintain our royalty rates in the face of downward pressure on our royalties resulting from efforts by CE device manufacturers to reduce costs. Despite our efforts, we may not be able to develop and effectively market new text imaging solutions that adequately or competitively address the needs of the changing marketplace. In addition, we may not correctly identify new or changing market trends at an early enough stage to capitalize on market opportunities. Our future success depends, to a great extent, on our ability to develop and deliver innovative text imaging solutions that are widely adopted in response to changes in our industry, that are compatible with the solutions introduced by other participants in our industry and for which the CE device manufacturers are willing to pay competitive royalties. Our failure to deliver innovative text imaging solutions that allow us to stay competitive and for which we can maintain our royalty rates would adversely affect our revenue.

If Hewlett Packard or Adobe were to discontinue their use of our text imaging solutions in their products, our business could be materially and adversely affected.

Because of their market position as industry leaders, the incorporation by Hewlett Packard, or HP, of our text imaging solutions in its laser printers and the incorporation of our text imaging solutions by Adobe Systems, or Adobe, in its PostScript product promote widespread adoption of our technologies by manufacturers seeking to maintain compatibility with HP and Adobe. If HP or Adobe were to stop using our text imaging solutions in their products, the market acceptance of our technologies by other CE device manufacturers would be materially and adversely affected, and this would in turn adversely affect our revenue.

If we are unable to further penetrate our existing markets or adapt or develop text imaging solutions, our business prospects could be limited.

We expect that our future success will depend, in part, upon our ability to successfully penetrate existing markets for CE devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras. To date, we have penetrated only some of these markets. Our ability to grow our revenue depends upon our ability to further penetrate these markets and to successfully penetrate those markets in which we currently have no presence. Demand for our text imaging solutions in any of these developing markets may not develop or grow, and a sufficiently broad base of OEMs may not adopt or continue to use products that employ our text imaging solutions. Because of our limited experience in some of these markets, we may not be able to adequately adapt our business and our solutions to the needs of these customers.

The rate of growth of the market for CE devices is uncertain.

Our success depends in large part upon the ability of CE device manufacturers who license our text imaging solutions to successfully market and sell their products. Continued growth in the adoption of CE devices like mobile phones and technological improvements in wireless devices, such as increases in functional memory, are critical to our future growth. If CE device manufacturers do not continue to successfully develop and market new products and services incorporating our text imaging solutions, or the products that our customers develop and market do not meet market acceptance, our revenue and operating results will be adversely affected.

Our operating results may fluctuate based upon an increase or decrease of market share by CE device manufacturers to whom we license our text imaging solutions.

The terms of our license agreements with our CE device manufacturers vary. For example, we have some fixed fee licensing agreements with some of our customers who we believe were instrumental in setting industry standards and influencing early adoption of technology incorporating our text imaging solutions. If these customers were to increase their share of the CE device market, under the terms of these agreements there would not be a corresponding increase in our revenue. Any change in the market share of CE device manufacturers to whom we license our text imaging solutions is entirely outside of our control.

The success of our business is influenced by the interoperability of our text imaging solutions with a variety of CE devices and software applications and operating systems.

To be successful we must design our text imaging solutions to interoperate effectively with a variety of CE devices. We depend on the cooperation of CE device manufacturers with respect to the components integrated into their devices, such as page description languages, or PDLs, as well as software developers that create the operating systems and applications, to incorporate our solutions into their product offerings. If manufacturers of CE devices elect not to incorporate our solutions into their product offerings, our revenue potential would be adversely affected.

Our business and prospects depend on the strength of our brands, and if we do not maintain and strengthen our brands, we may be unable to maintain or expand our business.

Maintaining and strengthening the Monotype and Linotype GmbH, or Linotype, brands, the fonts.com, itcfonts.com, linotype.com and faces.co.uk brands, as well as the brands of our fonts, such as Helvetica and ITC Avant Garde, is critical to maintaining and expanding our business, as well as to our ability to enter into new markets for our text imaging solutions. If we fail to promote and maintain these brands successfully, our ability to sustain and expand our business and enter into new markets will suffer. Maintaining and strengthening our brands will depend heavily on our ability to continue to develop and provide innovative and high-quality solutions for our customers, as well as to continue to maintain our strong online presence. If we fail to maintain high-quality standards, if we fail to meet industry standards, or if we introduce text imaging solutions that our customers or potential customers reject, the strength of our brands could be adversely affected. Further, unauthorized third parties may use our brands in ways that may dilute or undermine their strength.

Our success depends on the existence of a market for products that incorporate our text imaging solutions.

Our future success will depend on market demand for text imaging solutions that enable CE devices to render high quality text. This market is characterized by rapidly changing technology, evolving industry standards and needs, and frequent new product introductions. If the need for laser printers and other CE devices utilizing our technology were to decrease or if current models of these products were replaced by new or existing products for which we do not have a competitive solution or if our solutions are replaced by others that become the industry standard, our customers may not purchase our solutions and our revenue would be adversely affected. For example, if graphical device interface, or GDI, printers became the industry standard replacing PDL printers, our revenue would be adversely affected.

The market for text imaging solutions for laser printers is a mature market growing at a slower rate than other markets in which we operate. To the extent that sales of laser printers level off or decline, our licensing revenue may be adversely affected.

Growth in our revenue over the past several years has been the result, in part, of the growth in sales of laser printers incorporating our text imaging solutions and a significant portion of our revenue in 2006 and the three months ended March 31, 2007 has been derived from laser printer manufacturers. However, as the market for these laser printers matures, we expect that it will grow at a slower rate than other markets in which we operate. If sales of printers incorporating our text imaging solutions level off or decline, then our licensing revenue may be adversely affected.

We face significant competition in various markets, and if we are unable to compete successfully, our ability to generate revenue from our business could suffer.

We face significant competition in the text imaging solutions markets. We believe that our most significant competitive threat comes from companies that compete with some of our specific offerings. Those competitors currently include Adobe, Bitstream, Software Imaging, FreeType, and local providers of text imaging solutions whose products are specific to a particular country’s language. We also compete with the internal development efforts of certain of the CE device manufacturers to whom we license our solutions, most of which have greater financial, technical and other resources than we do. Similarly, we also face competition from font foundries, font related websites and independent professionals.

Some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do, may enjoy greater name recognition than we do or may have more experience or advantages than we have in the markets in which they compete. These advantages may include, among others:

•	sales and marketing advantages;

•	advantages in the recruitment and retention of skilled personnel;

•	advantages in the establishment and negotiation of profitable strategic, distribution and customer relationships;

•	advantages in the development and acquisition of innovative software technology and the acquisition of software companies;

•	greater ability to pursue larger scale product development and distribution initiatives on a global basis;

•	substantially larger patent portfolios; and

•	operational advantages.

Further, many of the devices that incorporate our text imaging solutions also include technologies and fonts developed by our competitors. As a result, we must continue to invest significant resources in product development in order to enhance our text imaging solutions and introduce new high-quality solutions to meet the wide variety of competitive pressures. Our ability to generate revenue from our business could suffer if we fail to do so successfully.

A prolonged economic downturn could materially harm our business.

Negative trends in the general economy, including trends resulting from actual or threatened military action by the United States, terrorist attacks on the United States and abroad and increased oil prices, could cause a decrease in consumer spending on computer hardware and software and CE devices in general and negatively affect the rate of growth of the CE device markets or of adoption of CE devices. Any reduction in consumer confidence or disposable income in general may adversely affect the demand for CE devices that incorporate our text imaging solutions.

Our business is dependent in part on technologies and fonts we license from third parties, and these license rights may be inadequate for our business.

Certain of our text imaging solutions are dependent in part on the licensing and incorporation of technologies from third parties, and we license a substantial number of fonts from third parties. For example, we have entered into license agreements with AGFA Gevaert N.V. under which we have acquired rights to use certain color technology. We also have license agreements with Microsoft, Adobe and others under which we license certain fonts. Our license agreements with these parties are limited by the ownership or licensing rights of our licensors. If any of the technologies we license from third parties fail to perform as expected, if our licensors do not continue to support any of their technology or intellectual property, including fonts, because they go out of business or otherwise, or if the technologies or fonts we license are subject to infringement claims, then we may incur substantial costs in replacing the licensed technologies or fonts or fall behind in our development schedule and our business plan while we search for a replacement. In addition, replacement technology and fonts may not be available for license on commercially reasonable terms, or at all.

Parties from whom we license text imaging solutions may challenge the basis for our calculations of the royalties due to them.

Some of our agreements with licensors require us to give them the right to audit our calculations of royalties payable to them. In addition, licensors may at any time challenge the basis of our calculations. As an example, on October 30, 2006, Adobe filed an action in the United States District Court of the Northern District of California against Linotype alleging that Linotype breached its obligations under agreements between Linotype and Adobe by failing to pay all royalties due under those agreements, submitting inaccurate royalty reports and using the fonts licensed under those agreements improperly and without authorization. Adobe requests money damages, a declaratory judgment, costs and attorneys’ fees. On March 2, 2007 the court entered an order staying the action until August 15, 2007. We intend to vigorously contest the action. However, we cannot be sure that we will be successful in our defense. An unfavorable outcome in this lawsuit could result in an increase of the amount of royalties we have to pay Adobe. Any royalties paid as a result of this or any successful challenge would increase our expenses and could negatively impact our relationship with such licensor, including by impairing our ability to continue to use and re-license technologies or fonts from that licensor.

If we fail to adequately protect our intellectual property, we could lose our intellectual property rights, which could negatively affect our revenue or dilute or undermine the strength of our brands.

Our success is heavily dependent upon our ability to protect our intellectual property, including our fonts. To protect our intellectual property, we rely on a combination of United States and international patents, design registrations, copyrights, trademarks, trade secret restrictions, end-user license agreements, or EULAs, and the implementation and enforcement of nondisclosure and other contractual restrictions. Despite these efforts, we may be unable to effectively protect our proprietary rights and the enforcement of our proprietary rights may be extremely costly. For example, our ability to enforce intellectual property rights in the actual design of our fonts is limited.

We hold patents related to certain of our rasterizer and compression technologies and trademarks on many of our fonts. Our patents may be challenged or invalidated, patents may not issue from any of our pending applications or claims allowed from existing or pending patents may not be of sufficient scope or strength (or may not issue in the countries where products incorporating our technology may be sold) to provide meaningful protection or be of any commercial advantage to us. Some of our patents have been and/or may be licensed or cross-licensed to our competitors. We rely on trademark protection for the names of our fonts. Unauthorized parties may attempt to copy or otherwise obtain and distribute our proprietary technologies and fonts. Also, many applications do not need to identify our fonts by name, such as those designs embedded in mobile telephones and set-top boxes, and therefore may not need to license trademarked fonts. We sometimes protect fonts by copyright registration but we do not always own the copyrights in fonts licensed from third parties. In addition, we cannot be certain that we will be able to enforce our copyrights against a third party who independently develops fonts even if it generates font designs identical to ours.

Our EULA generally permits the embedding of our fonts into an electronic document only for the purpose of viewing and printing the document, but technologies may exist or may develop which allow unauthorized persons who receive such an embedded document to use the embedded font for editing the document or even to install the font into an operating system, the same as if the font had been properly licensed. Unauthorized use of our intellectual property or copying of our fonts may dilute or undermine the strength of our brands. Also, we may be unable to generate revenue from products that incorporate our text imaging solutions without our authorization. Monitoring unauthorized use of our text imaging solutions is difficult and expensive. A substantial portion of the CE devices that require text imaging solutions are manufactured in China. We cannot be certain that the steps we take to prevent unauthorized use of our intellectual property will be effective, particularly in countries like China where the laws may not protect proprietary rights as fully as in the United States.

We conduct a substantial portion of our business outside North America and, as a result, we face diverse risks related to engaging in international business.

We have offices in four foreign countries as well as sales staff in three other foreign countries, and we are dedicating a significant portion of our sales efforts in countries outside North America. We are dependent on international sales for a substantial amount of our total revenue. We expect that international sales will continue to represent a substantial portion of our revenue for the foreseeable future. This future international revenue will depend on the continued use and expansion of our text imaging solutions, including the licensing of our technologies and fonts worldwide.

We are subject to the risks of conducting business internationally, including:

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our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent that the United States does, which increases the risk of unauthorized and uncompensated use of our text imaging solutions;

•	United States and foreign government trade restrictions, including those that may impose restrictions on importation of programming, technology or components to or from the United States;

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foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

•	foreign labor laws, regulations and restrictions;

•	changes in diplomatic and trade relationships;

•	difficulty in staffing and managing foreign operations;

•	political instability, natural disasters, war and/or events of terrorism; and

•	the strength of international economies.

We also face risks related to fluctuations in foreign currency exchange rates, in particular fluctuations in the exchange rate of the Japanese yen, the European Community’s euro, and the United Kingdom’s pound sterling, including risks related to hedging activities we may undertake. For example, prior to instituting foreign currency hedging, we recorded losses on foreign currency exchange of $1.4 million in 2005 primarily due to fluctuation in the value of the Japanese yen relative to the United States dollar. In 2006 and the three months ended March 31, 2007, approximately 41% and 41%, respectively, of our total revenue was denominated in foreign currencies. Although we attempt to mitigate a portion of these risks through foreign currency hedging, these activities may not effectively offset the adverse financial effect resulting from unfavorable movements in currency exchange rates.

Our text imaging solutions compete with solutions offered by some of our customers, which have significant competitive advantages.

We face competitive risks in situations where our customers are also current or potential competitors. For example, Adobe is a significant licensee of our text imaging solutions, but Adobe is also a competitor with respect to the licensing of technologies and fonts. To the extent that Adobe or our other customers choose to utilize competing text imaging solutions they have developed or in which they have an interest, rather than utilizing our solutions, our business and operating results could be adversely affected. Adobe also offers broader product lines than we do, including software products outside of the text imaging solutions markets that provide Adobe with greater opportunities to bundle and cross-sell products to its large user base. To the extent our customers were to offer text imaging solutions comparable to ours at a similar or lower price, our revenue could decline and our business would be harmed.

The Microsoft Windows Vista operating system could have an adverse impact on our future licensing revenue.

Among the changes announced for the new Microsoft Windows Vista operating system are fundamental changes to the printing and networking subsystems within the operating system. Microsoft Windows Vista includes fonts and a new Extensible Markup Language referred to as XML Paper Specification language, or XPS. Should we fail to be compatible with these technologies or if the laser printer market shifts away from PCL and PostScript to Microsoft Windows Vista’s language, our licensing revenue could be adversely affected.

We may be forced to litigate to defend our intellectual property rights or to defend against claims by third parties against us relating to intellectual property rights.

Disputes and litigation regarding the ownership of technologies and fonts and rights associated with text imaging solutions, such as ours, are common, and sometimes involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence. Third parties have from time to time claimed, and in the future may claim, that our products and services infringe or violate their intellectual property rights. Any such claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from selling our products. We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Even if we were to prevail, any litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We may also be obligated to indemnify our customers or business partners pursuant to any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be required to enter into royalty, license or other agreements, and we may not be able to obtain such agreements at all or on terms acceptable to us. We have been in the past involved in litigation with third parties, including Adobe, to defend our intellectual property rights and have not always prevailed.

Current and future industry standards may limit our business opportunities.

Various industry leaders have adopted or are in the process of adopting standards for CE devices that incorporate, or have the potential to incorporate, our text imaging solutions. Although we have made some efforts to have our text imaging solutions adopted as standards by industry market leaders, these efforts have been limited and we do not control the ultimate decision with respect to whether our solutions will be adopted as industry standards in the future or, to the extent they are adopted, whether and for how long they will continue as such. If industry standards adopted exclude our solutions, we will lose market share and our ability to secure the business of OEMs subject to those standards will be adversely affected. Costs or potential delays in the development of our solutions to comply with such standards could significantly increase our expenses and place us at a competitive disadvantage compared to others who comply faster or in a more cost efficient way or those whose solutions are adopted as the industry standard. We may also need to acquire or license additional intellectual property rights from third parties which may not be available on commercially reasonable terms, and we may be required to license our intellectual property to third parties for purposes of standards compliance.

We rely on the manufacturers to whom we license our text imaging solutions to accurately prepare royalty reports for our determination of licensing revenue, and if these reports are inaccurate, our revenue may be under- or over-stated and our forecasts and budgets may be incorrect.

Our license revenue is generated primarily from royalties paid by CE device manufacturers who license our text imaging solutions and incorporate them into their products. Under these arrangements, these licensees typically pay us a specified royalty for every consumer hardware device they ship that incorporates our text imaging solutions. We rely on our licensees to accurately report the number of units shipped. We calculate our license fees, prepare our financial reports, projections and budgets and direct our licensing and technology development efforts based in part on these reports. However, it is often difficult for us to independently determine whether or not our licensees are reporting shipments accurately. We understand that CE device manufacturers in specific countries have a history of underreporting or failing to report shipments of their products. We are beginning to implement an audit program of our licensees’ records, but the effects of this program may be limited as audits are generally expensive and time consuming and initiating audits could harm our relationships with licensees. In addition, our audit rights are contractually limited. To the extent that our licensees understate or fail to report the number of products incorporating our text imaging solutions that they ship, we will not collect and recognize revenue to which we are entitled. Alternatively, we may encounter circumstances in which an OEM customer may notify us that it previously reported and paid royalties on units in excess of what the customer actually shipped. In such cases, we may be required to give our licensee a credit for the excess royalties paid which would result in a reduction in revenue in the period in which a credit is granted, and such a reduction could be material.

Open source software may make us more vulnerable to competition because new market entrants and existing competitors could introduce similar products quickly and cheaply.

Open source refers to the free sharing of software code used to build applications in the software development community. Individual programmers may modify and create derivative works and distribute them at no cost to the end-user. To the extent that open source software is developed that has the same or similar functionality as our technologies, demand for our text imaging solutions may decline, we may have to reduce the prices we charge for our text imaging solutions and our results of operations may be negatively affected.

The technologies in our text imaging solutions may be subject to open source licenses, which may restrict how we use or distribute our technologies or require that we release the source code of certain technologies subject to those licenses.

Certain open source licenses, such as the GNU Lesser General Public License, require that source code subject to the license be released or made available to the public. Such open source licenses typically mandate that proprietary technologies, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary technologies are not combined with, or do not incorporate, open source software in ways that would require our proprietary technologies to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. While our EULA prohibits the use of our technologies in any way that would cause them to become subject to an open source license, our OEM customers could, in violation of our EULA, combine our technologies with technologies covered by an open source license.

In addition, we rely on multiple software engineers to design our proprietary text imaging solutions. Although we take steps to ensure that our engineers do not include open source software in the technologies they design, we may not exercise complete control over the product development efforts of our engineers and we cannot be certain that they have not incorporated open source software into our proprietary technologies. In the event that portions of our proprietary technologies are determined to be subject to an open source license, we might be required to publicly release the affected portions of our source code, which could reduce or eliminate our ability to commercialize our text imaging solutions. Also, our ability to market our text imaging solutions depends in part on the existence of proprietary operating systems. If freely distributed operating systems like Linux become more prevalent, the need for our solutions may diminish and our revenue could be adversely affected. Finally, in the event we develop technologies that operate under or are delivered under an open source license, such technologies may have little or no direct financial benefit to us.

Our licensing revenue depends in large part upon OEMs incorporating our text imaging solutions into their products and if our solutions are not incorporated in these products or fewer products are sold that incorporate our solutions, our revenue will be adversely affected.

Our licensing revenue from OEMs depends upon the extent to which these OEMs embed our technologies in their products. We do not control their decision whether or not to embed our solutions into their products and we do not control their product development or commercialization efforts. If we fail to develop and offer solutions that adequately or competitively address the needs of the changing marketplace, OEMs may not be willing to embed our solutions into their products. The process utilized by OEMs to design, develop, produce and sell their products is generally 12 to 24 months in duration. As a result, if an OEM is unwilling or unable to embed our solutions into a product that it is manufacturing or developing, we may experience significant delays in generating revenue while we wait for that OEM to begin development of a new product that may embed our solutions. In addition, if OEMs sell fewer products incorporating our solutions, our revenue will be adversely affected.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could affect our operating results.

As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. We expect the rules and regulations applicable to us to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. In addition, in the current public company environment officers and directors are subject to increased scrutiny and may be subject to increased potential liability. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. In addition, our management team will also have to adapt to the requirements of being a public company, as most of our senior executive officers have limited, if any, experience in the public company environment. If we are required to implement more complex organizational management structures as a public company, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures, which resulted in the restatement of certain of our quarterly financial statements in 2006.

In connection with the audit of our financial statements as of and for the year ended December 31, 2006, our independent registered public accounting firm reported to our audit committee on April 11, 2007 that they had identified a material weakness in internal control over financial reporting relating to inadequate financial statement preparation and review procedures. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected. Specifically, our independent registered public accounting firm has determined that we do not have adequate procedures and controls to ensure that accurate financial statements can be prepared and reviewed on a timely basis, including insufficient:

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technical accounting resources, including enough personnel with an appropriate level of experience to review and provide supervision within our accounting and finance departments and handle applicable SEC reporting requirements;

•

qualified local accounting personnel and procedures in place to investigate the transactions of our foreign locations to permit the preparation of financial statements in accordance with generally accepted accounting principles;

•	procedures to ensure that balances and adjustments related to foreign subsidiaries are properly posted to the general ledger; and

•	analysis of reserves and accruals, including professional fees, foreign tax liabilities and royalty accruals.

As a result of this material weakness, we identified the following errors in our financial statements for 2006:

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Related to the conversion of the financial statements of Linotype into U.S. GAAP, we improperly capitalized certain costs in the amount of $755,000 rather than recording such costs as general and administrative expense. Correction of this error resulted in an increase in general and administrative expense in the fourth quarter of 2006 by a corresponding amount. This error occurred in the fourth quarter of 2006 and was identified by our independent registered public accounting firm.

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We improperly accounted for collections of taxes in Japan in the amount of $1.7 million in 2006 as liabilities, but such taxes were not payable due to a provision of Japanese tax law of which we were unaware. Correction of this error resulted in an increase in other income in 2006 of $1.7 million, and required us to restate our quarterly operating results for the first three quarters of 2006. This error began on January 1, 2006 and was discovered by us in connection with the preparation of our annual Japanese tax returns in February 2007.

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We underaccrued for unbilled legal expenses in the fourth quarter of 2006 due to a failure to inquire of a service provider as to unbilled fees at year end. Correction of this error resulted in an increase of $160,000 in general and administrative expense in the fourth quarter of 2006. This error occurred in the fourth quarter of 2006 and was identified by our independent registered public accounting firm.

Post-closing adjustments resulting from the foregoing reflected in our financial statements for 2006 had the effect of decreasing other assets, decreasing accrued expenses, increasing operating expenses and increasing other income. For the three months ended March 31, 2006, June 30, 2006 and September 30, 2006, these post-closing adjustments resulted in an increase in other income and a decrease in accrued expenses of $349,000, $581,000 and $255,000, respectively. For the three months ended December 31, 2006, these post-closing adjustments resulted in a decrease in other assets of $755,000, a decrease in accrued expenses of $355,000, an increase in operating expenses of $915,000 and an increase in other income of $463,000.

We concur with the findings of our independent registered public accounting firm and agree that this material weakness still existed at March 31, 2007. We have begun remediation and while we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take. Remediation will involve hiring additional qualified personnel, which may be difficult to do, and will require expenditures on training, additional control processes and IT infrastructure, which could be expensive.

As part of our efforts to remediate our material weakness, we will be transitioning our Linotype operations from its separate accounting system to the Company’s Microsoft Dynamics GP accounting system. This transition could result in corruption or loss of data or other problems that could adversely affect our ability to produce accurate and timely financial statements. If we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with the listing requirements of the Nasdaq Global Market.

While the cost to date of our remediation effort has not been material, we may incur material costs in the future for the remediation of the material weakness in internal control. We are currently unable to estimate with reasonable certainty the anticipated costs associated with our remediation efforts. Although we believe we will be able to address the material weakness with remedial measures, the measures we take may not be effective, and we may not be able to implement and maintain effective internal control over financial reporting in the future. Failure to remediate this material weakness, or the identification of other material weaknesses in the future, would undermine our ability to prepare accurate and timely financial statements, could result in a lack of investor confidence in our publicly filed information and could adversely affect our stock price.

If we fail to maintain proper and effective internal controls in the future, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business and our stock price.

Implementing adequate internal financial and accounting controls and procedures to ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify additional material weaknesses, significant deficiencies or other areas for further attention or improvement in the future. Our networks may be vulnerable to security risks and hacker attacks, which may affect our ability to maintain effective internal controls as contemplated by Section 404. Implementing any appropriate changes to our internal controls in the future may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, future disclosure regarding our internal controls or investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.

Because of their significant stock ownership, some of our existing stockholders will be able to exert substantial control over us and our significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will, in the aggregate, beneficially own approximately 58.9% of our outstanding common stock, or 54.3% if the underwriters’ over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, will have the ability to substantially control the management and affairs of our company. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging potential acquirors from making offers to purchase our company.

Our quarterly results and stock price may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. The revenue we generate and our operating results will be affected by numerous factors, including:

•	demand for CE devices that include our text imaging solutions;

•	demand for our fonts and custom font design services;

•	delays in product shipment by our customers;

•	industry consolidation;

•	introduction, enhancement and market acceptance of text imaging solutions by us and our competitors;

•	price reductions by us or our competitors or changes in how text imaging solutions are priced;

•	the mix of text imaging solutions offered by us and our competitors;

•	the mix of international and U.S. revenue generated by our solutions;

•	financial implications of acquisitions, in particular foreign acquisitions involving different accounting standards, foreign currency issues, international tax planning requirements and the like;

•	timing of billings to customers on royalty reports received by us under our licensing agreements; and

•	our ability to hire and retain qualified personnel.

For example, as a result of the schedule of royalty reporting from laser printer and other CE device manufacturers, our OEM revenue in the first quarter of 2006 was lower than the revenue in the prior quarter. In the fourth quarter of 2006, our OEM revenue declined by approximately $889,000 compared to the prior quarter due to the timing of product delivery and billings to a significant customer. Also, as a result of variances on the timing of transactions through our e-commerce websites, our revenue varies from quarter to quarter. In addition, a substantial portion of our quarterly revenue is based on actual shipment by our customers of products incorporating our text imaging solutions in the preceding quarter, and not on contractually agreed upon minimum revenue commitments. Because the shipping of products by our customers is outside our control and difficult to predict, our ability to accurately forecast quarterly revenue is limited. Additionally, under a fixed fee license agreement we have, we have agreed to certain reductions in the fee payable over a period of years. Quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

The loss of key members of our senior management team may prevent us from executing our business strategy.

Our future success depends in large part upon the continued services of key members of our senior management team. All of our executive officers and key employees are at-will employees. Robert M. Givens, our former Chief Executive Officer, retired effective December 31, 2006, after more than 20 years leading Monotype and its predecessors. Mr. Givens was replaced by Douglas J. Shaw who has been with Monotype in various senior management roles during the same period of time. Mr. Givens has been critical to the overall management of Monotype, as well as the development of our solutions, our culture and our strategic direction. The loss of his services or of the services of other key members of our senior management could seriously harm our ability to execute our business strategy. We also may have to incur significant costs in identifying, hiring, training and retaining replacements for key employees.

We rely on highly skilled personnel, and if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to maintain our operations or grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals, including font designers who are recognized as leaders in the industry and experienced software engineers. These individuals have acquired specialized knowledge and skills with respect to us and our operations. These individuals can be terminated or can leave our employ at any time. Some of these individuals are consultants. If any of these individuals or a group of individuals were to terminate their employment unexpectedly or end their consulting relationship sooner than anticipated, we could face substantial difficulty in hiring qualified successors, could incur significant costs in connection with their termination and could experience a loss in productivity while any such successor obtains the necessary training and experience.

Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel and consultants for all areas of our organization. In this regard, if we are unable to hire and train a sufficient number of qualified employees and consultants for any reason or retain employees or consultants with the required expertise, we may not be able to implement our current initiatives or grow effectively or execute our business strategy successfully.

We may expand through acquisitions of other companies, which may divert our management’s attention or result in additional dilution to stockholders or use of resources that are necessary to operate other parts of our business.

As part of our business strategy, we may seek to acquire businesses, products or technologies that we believe could complement or expand our products, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including:

•	difficulties in assimilating acquired personnel, operations and technologies;

•	unanticipated costs or liabilities associated with such acquisitions;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate such acquisitions.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our results of operations. Acquisitions could also result in potentially dilutive issuances of equity securities or in the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results may suffer.

Our recent growth through acquisitions may not be representative of future growth.

Our revenue for the three months ended March 31, 2007 was 39.2% higher than our revenue for the three months ended March 31, 2006. Revenue grew approximately 26% due to the inclusion of the results of operations of Linotype and China Type Design, which we acquired in the quarter ended September 30, 2006. We do not expect to sustain similar growth in future periods.

Risks Related to the Securities Markets and Investment in our Common Stock

Market volatility may affect our stock price and the value of your investment.

Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	variations in our quarterly operating results;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	discussion of us or our stock price by the financial press and in online investor communities; and

•	other risks and uncertainties described in these “Risk Factors”.

An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may inhibit attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and by-laws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and the repayment of indebtedness and do not anticipate declaring or paying any cash dividends for the foreseeable future. Moreover, our senior credit agreement relating to our senior credit facility arranged by Wells Fargo Foothill, Inc., or First Lien Credit Facility, imposes restrictions on our ability to declare and pay dividends.

Future sales of our common stock may cause our stock price to decline.

As of March 31, 2007, there were 27,559,945 shares of our common stock outstanding, including the exercise after March 31, 2007 of stock options to purchase 12,312 shares of common stock that are being sold in this offering and 413,345 shares of our restricted common stock issuable as of June 1, 2007 upon conversion of the notes issued in connection with the acquisition of China Type Design upon the closing of this offering. Of these, 5,000,000 shares are being sold in this offering by the selling stockholders (or 6,650,000 shares, if the underwriters exercise their over-allotment option in full), 463,153 vested shares may be sold between the date of this offering and 180 days after the date of this offering, 21,568,224 shares may be sold upon expiration of lock-up agreements 180 days after the date of this offering and the remaining shares may be sold from time to time thereafter upon expiration of their respective one-year holding periods under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, as of March 31, 2007 and after giving effect to the exercise of options for shares that will be included in this offering, we had outstanding options to purchase up to 2,390,660 shares of common stock that, if exercised, will result in these additional shares becoming available for sale prior to or upon expiration of the lock-up agreements. A large portion of our shares and options are held by a small number of persons and investment funds. Sales by these stockholders or optionholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of 19,631,950 shares of common stock (or 17,987,226 shares, if the underwriters exercise their over-allotment option in full) will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all common stock underlying currently outstanding options and all common stock that we may issue under the 2007 Option Plan. Effective upon the completion of this offering, an aggregate of 4,383,560 shares of our common stock will be reserved for future issuance under the 2007 Option Plan, together with any shares that are forfeited under the 2004 Option Plan. Once we register shares subject to outstanding options or the 2007 Option Plan, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

We may require additional capital, and raising additional funds by issuing securities or additional debt financing may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

After application of the net proceeds of this offering as described in “Use of Proceeds,” we expect to have cash, cash equivalents and marketable securities of approximately $4.6 million, based on our March 31, 2007 balance sheet. We may need to raise additional capital in the future. We may raise additional funds through public or private equity offerings or debt financings. To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Any new debt financing we enter into may involve covenants that restrict our operations more than our current credit facilities. These restrictive covenants would likely include limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments.

Our substantial indebtedness could affect our financing options and liquidity.

Upon closing of this offering and after application of the net proceeds as described in “Use of Proceeds,” and after giving effect to the amendment of one of our credit facilities effective upon the completion of this offering, we will have $140.0 million of debt outstanding and an undrawn $20.0 million revolving credit facility. Our indebtedness is secured by substantially all of our assets and could have important consequences to our business or the holders of our common stock, including:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

•

requiring a significant portion of our cash flow from operations to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other purposes;

•	making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures; and

•	preventing us from paying dividends on our common stock.

We are subject to restrictive debt covenants that impose operating and financial restrictions on us and could limit our ability to grow our business.

Covenants in our credit facility impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, acquisitions, asset sales and creation of certain types of liens. These restrictions could limit our ability to take advantage of business opportunities. Furthermore, our indebtedness requires us to maintain specified financial ratios and to satisfy specified financial condition tests and under certain circumstances requires us to make annual and quarterly mandatory prepayments with a portion of our available cash. Our ability to comply with these ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In 2005, 2006 and 2007, we received a waiver with respect to the deadline for the completion of our audited financial statements for the prior year and the timing of the annual prepayment with a portion of our available cash. If we are unable to comply with the covenants and ratios in our current credit facility in the future, we may be unable to obtain additional waivers of non-compliance from the lenders, which would put us in default under the facility, or we may be required to pay substantial fees or penalties to the lenders. Either development could have a material adverse effect on our business.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $18.65 per share in net tangible book value of the common stock. See “Dilution.”

FORWARD LOOKING STATEMENTS AND PROJECTIONS

This prospectus contains forward looking statements. Forward looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward looking statements.

The forward looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by this data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition and results of operations and on the market price of our common stock.

ABOUT US

We conduct our operations through six operating subsidiaries:

•	In the United States, we conduct business through Monotype Imaging, a Delaware corporation, and International Typeface Corporation, a New York corporation, or ITC.

•	In Asia, we conduct business through China Type Design and Monotype Imaging KK, or Monotype Japan.

•	In Europe, we conduct business through Monotype Imaging Ltd., or Monotype UK, and Linotype.

ITC, China Type Design, Monotype Japan and Monotype UK are owned directly by Monotype Imaging. Monotype Imaging and Linotype are wholly-owned by IHC, our wholly-owned subsidiary.

Our fiscal year ends on December 31. Accordingly, a reference to “2006” in this prospectus refers to the 12-month period that ended on December 31, 2006.

We own, have rights to, or have applied for the trademarks and trade names that we use in conjunction with our business, including our name and our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

This prospectus was set in fonts from the Mentor type face family drawn by British type designer Michael Harvey in 2005. It is a twenty-first century English interpretation of classic roman letterforms and is available exclusively from us.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $73.6 million, assuming an initial public offering price of $14.00 per share, the midpoint of the range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders. See “Principal and Selling Stockholders.”

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering received by us, together with the $10.2 million in proceeds from the increase in our term loan under our First Lien Credit Facility, to:

•	repay in full our term loan arranged by D.B. Zwirn, or the Second Lien Credit Facility, in the amount of $72.1 million, which includes $2.1 million in prepayment penalties; and

•	redeem the shares of redeemable preferred stock issuable upon conversion of the convertible preferred stock from TA Associates, D.B. Zwirn and the Investing Employees in the amount of $9.7 million.

We intend to use the balance of the net proceeds of this offering for working capital and other general corporate purposes, which may include further paydowns of our indebtedness.

After giving effect to this offering, TA Associates will hold approximately 52.4% of our common stock. Messrs. Johnston and Meeks, both directors of Monotype, are Managing Directors of TA Associates. After giving effect to this offering, D.B. Zwirn will hold approximately 3.2% of our common stock. See “Principal and Selling Stockholders.”

The terms of the Second Lien Credit Facility were amended in July 2006 to increase the term loan from $65 million to $70 million and the proceeds were used in connection with the acquisition of Linotype. Our Second Lien Credit Facility is due and payable in full on July 28, 2011. At our option, borrowing under the Second Lien Credit Facility bears interest at either (i) the prime rate plus a margin, as defined by the credit agreement, or (ii) the London interbank offered rate, or LIBOR, plus a margin as defined by the credit agreement, payable monthly. As of March 31, 2007, the interest rate on our Second Lien Credit Facility was 12.10%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DIVIDEND POLICY

Our board of directors will continue to have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and the repayment of indebtedness. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future. Moreover, our senior credit agreement relating to our First Lien Credit Facility imposes restrictions on our ability to declare and pay dividends.

CAPITALIZATION

(in thousands, except for share data)

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•

on an as adjusted basis to reflect the increase in our term loan under our First Lien Credit Facility to $140.0 million, the conversion of all of our convertible preferred stock into common stock and redeemable preferred stock, the immediate redemption of the redeemable preferred stock, the sale of 6,000,000 shares of common stock that we are offering at an assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover page of this prospectus, 413,345 shares of our restricted common stock issuable upon conversion of the notes issued in connection with the acquisition of China Type Design upon the closing of this offering and the application of the estimated net proceeds of this offering and the amendment of our term loan as described in “Use of Proceeds.”

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted(1)
Long-term debt:
Current	$13,291	$14,024
Long-term(2)	187,437	122,675

Total long-term debt, including current portion	200,728	136,699
Convertible redeemable preferred stock, $0.01 par value, 5,994,199 shares authorized; 5,840,354 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted(3)	53,876	—
Stockholders’ equity:
Preferred stock, par value $0.001 per share, no shares authorized, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, par value $0.001 per share, 40,000,000 shares authorized, 3,772,872 shares issued and outstanding, actual; 250,000,000 shares authorized, 33,559,945 shares issued and outstanding, as adjusted	4	33
Treasury stock, at cost, 40,836 shares, actual and as adjusted	(41)	(41)
Additional paid-in capital	1,072	119,225
Accumulated other comprehensive income	686	686
Accumulated deficit	(25,930)	(28,566)

Total stockholders’ equity (deficit)	(24,209)	91,337

Total capitalization	$230,395	$228,036

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, as applicable, the amount of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

(2)	Upon completion of this offering and as presented on an as adjusted basis, $70 million owed under our Second Lien Credit Facility will be immediately repaid, plus $2.1 million in pre-payment fees. Our First Lien Credit Facility will be increased to $160.0 million, consisting of a term loan of $140.0 million and a revolving credit facility of up to $20.0 million, effective upon consummation of this offering.

(3)	Upon the completion of this offering and as presented on an as adjusted basis, the outstanding shares of convertible preferred stock will convert into an aggregate of 23,361,416 shares of common stock and 5,840,354 shares of redeemable preferred stock. As presented on an as adjusted basis, all shares of redeemable preferred stock will be immediately redeemed upon issuance for an aggregate of $9.7 million.

Shares issued and outstanding excludes 2,390,660 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.657 per share and 4,383,560 additional shares of our common stock reserved for future issuance under the 2007 Option Plan, together with any shares forfeited under the 2004 Option Plan.

DILUTION

Our pro forma net tangible book value as of March 31, 2007, was $(227.7) million, or $(8.26) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2007, after giving effect to the exercise of options for shares that will be included in this offering, the conversion of all of our convertible preferred stock into shares of our common stock and redeemable preferred stock and the immediate redemption of the redeemable preferred stock and conversion of notes issued in connection with the acquisition of China Type Design, which will occur upon completion of this offering.

After giving effect to the sale by us of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and application of the net proceeds of the offering as described in “Use of Proceeds”, our adjusted pro forma net tangible book value as of March 31, 2007, would have been approximately $(156.3) million, or approximately $(4.66) per share. This amount represents an immediate increase in pro forma net tangible book value of $3.60 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $18.66 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value as of March 31, 2007	$(8.26)
Increase per share attributable to new investors	3.60

Adjusted pro forma net tangible book value per share after this offering		$(4.66)

Dilution in pro forma net tangible book value per share to new investors		$18.66

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our adjusted pro forma net tangible book value as of March 31, 2007 by approximately $5.6 million, the adjusted pro forma net tangible book value per share after this offering by $0.17 and the dilution in adjusted pro forma net tangible book value to new investors in this offering by $0.17 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, the above discussion and table assume no exercise of stock options after March 31, 2007. As of March 31, 2007 and after giving effect to the exercise of options for shares that will be included in this offering, we had outstanding options to purchase a total of 2,390,660 shares of common stock at a weighted average exercise price of $3.657 per share. If all such options had been exercised as of March 31, 2007, adjusted pro forma net tangible book value would be $(4.11) per share and dilution to new investors would be $18.11 per share.

The following table summarizes, as of March 31, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid, in each case net of amounts distributed to holders of our convertible redeemable preferred stock in our August 2005 recapitalization and net of the redemption of our redeemable preferred stock immediately after this offering. The table gives effect to the conversion of all of our convertible preferred stock into shares of our common stock and redeemable preferred stock, the immediate redemption of the redeemable preferred stock, the issuance of shares of our restricted common stock issuable as of June 1, 2007 upon conversion of the notes issued in connection with the acquisition of China Type Design, which will occur upon completion of this offering, and the exercise of options for shares that will be included in this offering. The calculation below is based on an assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing stockholders	27,559,945	82.1%	$1,595,707	1.9%	$0.057
New investors	6,000,000	17.9%	84,000,000	98.1%	$14.00

Total	33,559,945	100.0%	$85,595,707	100.0%	$2.55

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above assume no exercise of the underwriters’ over-allotment option and no sale of common stock by the selling stockholders. The sale of 5,000,000 shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 22,559,945, or 67.2% of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to 11,000,000, or 32.8% of the total shares outstanding. In addition, if the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to 20,909,945, or 62.3% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 12,650,000, or 37.7% of the total number of shares of common stock to be outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The data presented as of and for the years ended December 31, 2002 and 2003 is derived from the audited consolidated financial statements of our predecessor that are not included in this prospectus. The data presented as of December 31, 2004 is derived from our audited consolidated financial statements not included in this prospectus. The data presented for the predecessor period from January 1, 2004 through November 4, 2004 and the post-acquisition period from November 5, 2004 through December 31, 2004 and are derived from our consolidated financial statements included elsewhere in this prospectus. The data presented as of and for the years ended December 31, 2005 and December 31, 2006 reflect our operations after we were acquired from Agfa and is derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the year ended December 31, 2006 includes the operating results of Linotype, following our acquisition of Linotype on August 1, 2006, and the results of operations of China Type Design, following our acquisition of China Type Design on July 28, 2006. The data for the three months ended March 31, 2006 and 2007 and as of March 31, 2007 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The data for the three months ended March 31, 2007 includes the operating results of Linotype, following our acquisition of Linotype on August 1, 2006, and the results of operations of China Type Design, following our acquisition of China Type Design on July 28, 2006. In the opinion of our management, our unaudited consolidated financial statements include all the adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of those statements. Results for the three months ended March 31, 2007 are not necessarily indicative of results expected for the fiscal year ending December 31, 2007, or for any other future period.

	Year Ended December 31,		January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31,
	2002	2003			2005	2006	2006	2007
	(Predecessor)			(Successor)
Consolidated Statement of Operations Data:
Revenue:
OEM	$32,180	$37,907	$41,563	$10,821	$59,073	$64,268	$14,794	$17,263
Creative professional	9,350	9,800	10,447	2,216	14,703	21,936	3,672	8,447

Total revenue	41,530	47,707	52,010	13,037	73,776	86,204	18,466	25,710
Cost of revenue	7,460	6,961	8,577	1,224	9,513	8,305	2,132	2,747
Cost of revenue—amortization of acquired technology	340	607	728	401	2,408	3,021	675	844
Marketing and selling	8,243	9,679	9,299	1,853	11,730	14,931	3,043	4,531
Research and development	6,854	9,291	8,290	1,835	10,668	13,813	2,928	4,049
General and administrative	4,800	5,931	7,948	1,081	5,639	10,112	1,817	3,536
Transaction bonus	—	—	25,207	—	—	—	—	—
Amortization of other intangible assets	448	629	607	1,073	6,459	6,687	1,613	1,779

Total costs and expenses	28,145	33,098	60,656	7,467	46,417	56,869	12,208	17,486

Income (loss) from operations	13,385	14,609	(8,646)	5,570	27,359	29,335	6,258	8,224

Other (income) expense:
Interest expense	—	—	—	2,055	14,893	19,687	4,131	5,344
Interest income	(135)	(794)	(335)	(21)	(158)	(171)	(16)	(21)
(Gain) loss on foreign exchange	—	—	—	—	1,427	(592)	12	(140)
(Gain) loss on interest rate caps	—	—	—	238	(503)	(490)	(389)	259
Other (income) expense, net	230	243	109	46	—	(1,621)	(345)	(246)
Dividend income	—	—	—	—	(105)	(461)	—	—

Total other (income) expense	95	(551)	(226)	2,318	15,554	16,352	3,393	5,196

Income (loss) before provision for income taxes	13,290	15,160	(8,420)	3,252	11,805	12,983	2,865	3,028

Provision (benefit) for income taxes	5,432	6,052	(2,817)	1,338	4,684	5,921	1,151	1,448

Net income (loss)	$7,858	$9,108	$(5,603)	$1,914	$7,121	$7,062	$1,714	$1,580

Net income (loss) available to common stockholders	$7,858	$9,108	$(5,603)	$106	$92	$(17,325)	$(1,420)	$(12,126)

Earnings (loss) per common share data:
Basic	$7,858.00	$9,108.00	$(5,603.00)	$0.08	$0.07	$(7.37)	$(0.68)	$(4.35)
Diluted	$7,858.00	$9,108.00	$(5,603.00)	$0.07	$0.05	$(7.37)	$(0.68)	$(4.35)
Weighted average number of shares:
Basic	1,000	1,000	1,000	1,371,016	1,417,484	2,351,356	2,079,716	2,786,916
Diluted	1,000	1,000	1,000	26,000,656	27,421,316	2,351,356	2,079,716	2,786,916
Pro forma net income available to common stockholders						$7,062		$1,580
Pro forma earnings per share:
Basic						$0.27		$0.06
Diluted						$0.24		$0.06
Pro forma weighted average number of shares:
Basic						25,721,480		26,148,332
Diluted						28,238,692		28,649,648

	December 31,					March 31,
	2002	2003	2004	2005	2006	2007
	(Predecessor)		(Successor)
Consolidated Summary Balance Sheet Data:
Cash and cash equivalents	$2,355	$1,758	$9,237	$10,784	$8,540	$6,838
Total current assets	52,735	65,442	16,146	16,199	16,362	20,541
Total assets	57,190	72,745	211,761	203,879	270,273	273,954
Total current liabilities	25,906	31,709	23,893	30,552	35,337	38,057
Total debt	—	—	131,598	157,809	202,898	200,728
Convertible redeemable preferred stock	—	—	58,268	15,793	40,170	53,876
Additional paid-in capital	5,386	5,386	—	226	687	1,072
Total stockholders’ equity (deficit)	29,564	38,996	1,899	3,703	(12,580)	(24,209)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

The unaudited pro forma consolidated statement of income for 2006 gives effect to our acquisition of Linotype as if it had occurred on January 1, 2006. The unaudited pro forma consolidated statement of income has been derived by the application of pro forma adjustments to our historical consolidated statement of operations, which is included elsewhere in this prospectus. The unaudited pro forma consolidated statement of income is prepared based on available information and certain assumptions that we believe are reasonable. The unaudited pro forma statement of income has been prepared in accordance with the rules and regulations of the SEC and is provided for comparison and analysis purposes only and should not be considered indicative of actual results that would have been achieved had our acquisition of Linotype actually been consummated on the date indicated and do not purport to be indicative of results of operations as of any future period. The unaudited pro forma statement of income should be read in conjunction with the consolidated financial statements and notes thereto and other financial information presented elsewhere in this prospectus, including “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma consolidated statement of income is based on the assumptions set forth in the notes thereto. The results of operations of Linotype since its acquisition on August 1, 2006 have been included in our consolidated statements of operations and all intercompany transactions have been eliminated. The acquisition of China Type Design has not been included in the pro forma consolidated statement of income because its impact on this statements would not be material.

Monotype Imaging Holdings Inc.

Unaudited Pro Forma Consolidated Statement of Income

Twelve Months Ended December 31, 2006

(in thousands, except share and per share data)

	Historical
	Monotype	Linotype*	Pro Forma Adjustments		Pro Forma Consolidation
Revenue	$86,204	$11,921	$(1,436	)(1)	$96,689

Cost of revenue	8,305	2,074	(1,436	)(1)	8,943
Cost of revenue—amortization of acquired technology	3,021	—	373	(2)	3,394
Marketing and selling	14,931	3,242	—		18,173
Research and development	13,813	1,377	—		15,190
General and administrative	10,112	2,048	—		12,160
Amortization of other intangible assets	6,687	—	352	(2)	7,039

Total costs and expenses	56,869	8,741	(711)		64,899

Income from operations	29,335	3,180	(725)		31,790

Other (income) expense:
Interest (income) expense, net	19,516	(5)	1,285	(3)	20,796
Loss (gain) on foreign exchange	(592)	(292)	—		(884)
Loss on interest rate caps	(490)	—	—		(490)
Other income, net	(1,621)	(87)	—		(1,708)
Dividend income	(461)	—	—		(461)

Total other (income) expense	16,352	(384)	1,285		17,253

Income before provision for income taxes	12,983	3,564	(2,010)		14,537

Provision for income taxes	5,921	1,339	(917	)(4)	6,343

Net income	$7,062	$2,225	$(1,093)		$8,194

Net loss available to common stockholders	$(17,325)				$(16,193)

Pro forma earnings per share:
Basic	$(7.37)				$(6.89)
Diluted	$(7.37)				$(6.89)

Weighted average number of shares:
Basic	2,351,356				2,351,356
Diluted	2,351,356				2,351,356

*	The historical financial information for Linotype is based on Linotype’s unaudited financial information for the seven months ended July 31, 2006. Accordingly, this information has been translated into U.S. dollars using an average of the noon buying rate of the Federal Reserve Bank of New York from January 1, 2006 to July 31, 2006 of $1.2360 = € 1.00.

See Notes to the Unaudited Pro Forma Consolidated Statement of Income

Notes to the Unaudited Pro Forma Consolidated Statement of Income

(in thousands)

1.	Prior to our acquisition of Linotype, we incurred royalty expense related to sales of Linotype’s font products. Additionally, we earned royalty revenue from Linotype for its sales of our font products. These pro forma adjustments represent the elimination of these amounts for the period from January 1, 2006 through July 31, 2006. Details are presented in the following table:

Pro Forma Adjustments
Year Ended December 31, 2006
Royalty revenue to Linotype	$(1,392)
Royalty revenue to Monotype Imaging	(44)

Total	$(1,436)

2.	These pro forma adjustments represent the additional amortization expense for the intangible assets acquired in connection with the Linotype acquisition as if our acquisition of Linotype occurred on January 1, 2006. We would have recognized additional amortization expense of $725 for the period from January 1, 2006 through July 31, 2006. Details are presented in the following table:

	Pro Forma Adjustments
	Gross Carrying Amount	Life (years)	Year Ended December 31, 2006
Technology	$9,600	15	$373
Non-compete	1,300	6	126
Customer relationships	5,800	15	226
Trademarks	5,600	indefinite	—

Total	$22,300		$725

3.	The unaudited pro forma consolidated statement of income assumes that our acquisition of Linotype had occurred on January 1, 2006. Based on this assumption, we would have financed the acquisition with additional debt and amended our existing credit facilities on terms similar to the terms of the actual August 2006 amendments. This pro forma adjustment represents the additional interest expense we would have incurred and the amortization of additional financing costs associated with the amendments for the period from January 1, 2006 through July 31, 2006. An average three-month LIBOR of 5.06% was used to calculate the interest expense for the period from January 1, 2006 through July 31, 2006. Details are presented in the following table:

Pro Forma Adjustments
Year Ended December 31, 2006
Interest expense	$1,130
Amortization	155

Total	$1,285

4.	This pro forma adjustment represents the tax impact of the acquisition of Linotype based on the effective tax rate of 45.6% for the year ended December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(all U.S. dollar amounts in thousands unless otherwise stated)

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements, the historical financial statements of Linotype, the pro forma financial statements, and the notes to those statements, appearing elsewhere in this prospectus. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward looking statements wherever they appear in this prospectus. Our actual results may differ materially from those indicated in the forward looking statements or reflected in the pro forma financial statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global provider of text imaging solutions. Our technologies and fonts enable the display and printing of high quality digital text. Our software technologies have been widely deployed across and embedded in a range of CE devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. In the laser printer market, we have worked together with industry leaders for over 15 years to provide critical components embedded in printing standards. Our scaling, compression, text layout, color and printer driver technologies solve critical text imaging issues for CE device manufacturers by rendering high quality text on low resolution and memory constrained CE devices. We combine these proprietary technologies with access to over 9,000 typefaces from a library of some of the most widely used designs in the world, including popular names like Helvetica and Times New Roman. We also license our typefaces to creative and business professionals through custom font design services, direct sales and our e-commerce websites fonts.com, itcfonts.com, linotype.com and faces.co.uk, which attracted more than 20 million visits in 2006 from over 200 countries.

Sources of Revenue

We derive revenue from two principal sources: licensing our text imaging solutions to CE device manufacturers and independent software vendors, which we refer to as our OEM revenue, and licensing our fonts to creative and business professionals, which we refer to as our creative professional revenue. We derive our OEM revenue primarily from CE device manufacturers. We derive our creative professional revenue primarily from multinational corporations, graphic designers, advertisers, printers and publishers. Historically, we have experienced and we expect to continue to have lower revenue in the first quarter of the year than in the preceding quarter due to the timing of some contractual payments of licensing fees from our OEM customers.

Our customers are located in the United States, Asia, Europe and throughout the rest of the world, and our operating subsidiaries are located in the United States, Japan, the United Kingdom, Germany and China. We are dependent on international sales by our foreign operating subsidiaries for a substantial amount of our total revenue. Revenue from our Asian subsidiaries is generally from Asian customers and revenue from our other subsidiaries is from customers in a number of different countries, including the United States. For 2006 and the three months ended March 31, 2007, sales by our subsidiaries located outside North America comprised 56.5% and 64.0%, respectively, of our total revenue. We expect that sales by our international subsidiaries will continue to represent a substantial portion of our revenue for the foreseeable future and that this will increase when Linotype and China Type Design revenue is included for a full year. Future international revenue will depend on the continued use and expansion of our text imaging solutions worldwide. The information in the table below summarizes our revenue by the location of our subsidiary receiving such revenue before intercompany eliminations (in millions).

	United States	Asia	United Kingdom	Germany
2005	$67.7	$19.9	$8.3	N/A
2006	72.9	33.8	9.1	$7.4
Three months ended March 31, 2007	19.4	9.6	2.5	5.4

We derive a majority of our revenue from a limited number of customers, in particular manufacturers of laser printers and mobile phones. In 2006 and during the three months ended March 31, 2007, our top ten licensees by revenue accounted for approximately 53.0% and 48.7%, respectively, of our total revenue. If Linotype had not been included for all of 2006, our top ten licensees by revenue would have accounted for approximately 58.0% of our total revenue for the period. In 2005, our customer Lexmark International, Inc. accounted for more than 10% of our total revenue for the year. Accordingly, if we are unable to maintain relationships with major customers or establish relationships with new customers, our licensing revenue will be adversely affected.

OEM Revenue

Our OEM revenue is derived substantially from per-unit royalties. Under our licensing arrangements we typically receive a royalty for each product unit incorporating our text imaging solutions that is shipped by our OEM customers. We also receive OEM revenue from fixed fee licenses with certain of our OEM customers. Fixed fee licensing arrangements are not based on units the customer ships, but instead, customers pay us on a periodic basis for use of our text imaging solutions. Though significantly less than royalties from per-unit shipments and fixed fees from OEMs, we also receive revenue from software application and operating systems vendors who include our text imaging solutions in their products, and for font development. Many of our licenses continue so long as our OEM customers ship products that include our technology, unless terminated for breach. Other licenses have terms that range from one to ten years, and usually provide for automatic or optional renewals. Revenue from per-unit royalties is recognized in the period during which we receive a royalty report from a customer, typically one quarter after royalty-bearing units are shipped. Revenue from fixed fee licenses is generally recognized when it is billed to the customer, so long as the product has been delivered, the license fee is fixed and non-refundable and collection is probable.

Creative Professional Revenue

Our creative professional revenue is derived from font licenses and from custom font design services. We license fonts directly to end-users through our e-commerce websites, via telephone, email and indirectly through third-party resellers. We also license fonts and provide custom font design services to graphic designers, advertising agencies and corporations.

Revenue from font licenses to our e-commerce customers is recognized upon payment by the customer and electronic shipment of the software embodying the font. Revenue from font licenses to other customers is recognized upon shipment of the software embodying the font. Revenue from resellers is recognized upon notification from the reseller that our font product has been licensed. We generally recognize custom font design services revenue upon delivery.

Cost of Revenue

Our cost of revenue consists of font license fees that we pay on certain fonts that are owned by third parties and allocated internal engineering expense and overhead costs directly related to custom design services. License fees are typically based on a percentage of our OEM and creative professional revenue and do not involve minimum fees. Our cost of OEM revenue is typically lower than that of our cost of creative professional revenue because we own a higher percentage of the fonts licensed to our OEM customers, provide value-added technology and have negotiated lower royalty rates on the fonts we license from third parties because of volume. The cost of our custom design services revenue is substantially higher than the cost of our other revenue and as a result our gross margin varies from period to period depending on the level of custom design revenue recorded. Linotype, which we acquired in 2006, generally has higher cost of revenue.

Cost of revenue also includes amortization of technology acquired in connection with the acquisitions of Linotype and China Type Design and our acquisition from Agfa, which we amortize over 12 to 15 years. For purposes of amortizing acquired technology we estimate the remaining life of the technology based upon various considerations, including our knowledge of the technology and the way our customers use it. We use the straight-line method to amortize our acquired technology. There is no reliable evidence to suggest that we should expect any other pattern of amortization than an even pattern, and we believe this best reflects the expected pattern of economic usage.

Marketing and Selling

Our marketing and selling expense consists of salaries, bonuses, commissions and benefits related to our marketing and selling personnel and their business travel expenses, advertising and trade show expenses, web-related expenses and allocated facilities costs and other overhead expenses.

Sales commission expense varies as a function of revenue and goal achievement from period-to-period. We made a strategic decision to increase our OEM and creative professional marketing and selling headcount in 2006. We expect marketing and selling non-commission expense to increase in 2007 as a result of headcount increases and associated salary increases in 2006 and inflation. We do not currently expect to increase marketing and selling headcount in 2007. Linotype’s marketing and selling expense as a percentage of revenue is higher than our historical percentage. We do not currently intend to reduce Linotype’s marketing and selling organization or its marketing and selling expense. Thus, we expect marketing and selling expense of the consolidated entity to increase in 2007.

Research and Development

Our research and development expense consists of salaries, bonuses and benefits related to our research and development, engineering, font design and integration support personnel and their business travel expenses, license fees related to certain of our technology licenses, expenses for contracted services and allocated facilities costs and other overhead expenses. Our research and development expense in a given period may be reduced to the extent that internal engineering resources are allocated to cost of revenue for custom design services.

Our research and development is primarily focused on enhancing the functionality of our text imaging solutions and developing new products. From time to time we license third-party font technology in connection with new technology development projects that are part of our research and development efforts. Our research and development costs are expensed as incurred. We made a strategic decision to increase our research and development headcount in 2006 to develop and launch next generation technologies. We expect research and development expense to increase in 2007 as a result of headcount increases and associated salary increases in 2006 and inflation. We do not currently expect to increase research and development headcount in 2007.

General and Administrative

Our general and administrative expense consists of salaries, bonuses and benefits related to our general and administrative personnel, accounting, legal and other professional fees, allocated facilities costs and other overhead expenses and insurance costs.

In 2006, our general and administrative expenses were higher compared to 2005 in anticipation of becoming a publicly traded company and we incurred one-time expenses to present Linotype’s prior financial statements in accordance with U.S. GAAP. We expect our general and administrative expense, excluding these one-time expenses, to further increase as we incur additional expenses associated with being a publicly traded company, including costs of comprehensively analyzing, documenting and testing our systems of internal controls and maintaining our disclosure controls and procedures as a result of the regulatory requirements of the Sarbanes-Oxley Act, increased professional services fees, higher insurance costs, additional costs associated with general corporate governance and the hiring of additional personnel in connection with the remediation of our material weakness.

Amortization of Other Intangible Assets

On November 5, 2004, through a series of transactions, Monotype Imaging acquired Agfa Monotype for a total purchase price of $194.0 million. On July 28, 2006, we completed the acquisition of the capital stock of China Type Design. On August 1, 2006, we completed the acquisition of the capital stock of Linotype and of certain fonts and related intellectual property. These acquisitions are described in greater detail below under “History of the Company.” We amortize intangible assets acquired in connection with these transactions as follows:

•	Customer relationships — 10 to 15 years; and

•	Non-compete agreements — 4 to 6 years.

For purposes of amortization, we estimated the life of customer relationships based upon various considerations, including our knowledge of the industry and the marketplace in which we operate. We amortize non-compete agreements over the stated life of the agreement. We use the straight line method to amortize our intangible assets. There is no reliable evidence to suggest that we should expect any other pattern of amortization than an even pattern, and we believe this best reflects the expected pattern of economic usage.

Provision (Benefit) for Income Taxes

For 2006, our effective tax rate was 45.6%. The rate is significantly higher than our historical effective tax rates, primarily as a result of an increase in our effective tax rate of 5.9% from 39.7% for 2005 related to U.S. tax on the earnings of our subsidiary, Monotype UK. Since we have, under U.S. tax laws, effectively repatriated these earnings, we have provided for the incremental U.S. tax. Ordinarily, these deemed taxable earnings are offset by foreign tax credits that arise from the foreign taxes paid on the earnings deemed to be distributed by the foreign subsidiary. However, due to net operating loss carryforward deductions available for Monotype UK, no offsetting foreign tax credits were available. Further, since the net operating loss carryforward was acquired with the acquisition of Agfa Monotype in 2004, the tax benefit of these net operating losses has been recognized as a reduction to goodwill, rather than as a reduction to our tax provision. As of December 31, 2006, the Monotype UK net operating losses have been fully utilized, and therefore we do not expect this to recur in future periods.

Our actual payments for taxes are significantly lower than our book tax expense because we amortize goodwill and indefinite-lived intangible assets for tax purposes. The difference between the amortization for tax purposes and accounting for financial statements in accordance with GAAP gives rise to a deferred tax liability for GAAP. The balance of this GAAP deferred tax liability at December 31, 2006 was $6.8 million. This balance is included with the net intangible assets deferred tax liabilities disclosed in the footnotes to the consolidated financial statements, and is expected to increase each year over the 15 year period that goodwill and indefinite lived intangible assets are amortized for tax purposes, unless goodwill and indefinite lived intangible assets are determined to be impaired for GAAP purposes. In the event of an impairment, a charge would be recognized in our financial statements, and the GAAP deferred tax liability would be reversed. This charge and reversal of the deferred tax liability would not give rise to a payment of taxes. Absent an impairment, the change in these deferred tax liabilities from period to period generally approximates the additional deduction for amortization we receive for tax purposes but not for book tax expense.

History of the Company

Acquisition of Agfa Monotype

At the time of our acquisition from Agfa in November 2004, Agfa operated its font and printer driver technology business through its subsidiary, Agfa Monotype. On November 5, 2004, through a series of transactions described in greater detail below, these assets were acquired by a new entity, Monotype Imaging, which was wholly-owned by TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype, in exchange for a total purchase price of $194.0 million, consisting of cash plus the assumption of certain obligations.

Investments in IHC.    In connection with our acquisition from Agfa, TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype purchased an aggregate of 5,826,750 shares of convertible preferred stock for $58.3 million of IHC, the parent of Monotype Imaging.

Subordinated Notes Guaranteed by IHC.    In connection with our acquisition from Agfa, TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype loaned certain of our affiliates approximately $20.1 million, which was guaranteed by IHC.

Reinvestment of Transaction Bonus Paid to Agfa Employees.    In connection with our acquisition from Agfa, Agfa Monotype was obligated to pay certain former officers and employees of Agfa Monotype a transaction bonus, or Transaction Bonus, in the aggregate amount of approximately $25.2 million. The Transaction Bonus was accrued by the predecessor entity during the period ended November 4, 2004. Approximately $4.9 million of this bonus was used by the officers and employees to purchase shares of IHC and to acquire the subordinated notes described above. Cash payment of $19.1 million was made during the period November 5, 2004 to December 31, 2004, $937 was paid in 2005 and $267 was paid in 2006.

Recapitalization of IHC

In August 2005, IHC entered into a recapitalization transaction and debt refinancing, which resulted in Monotype Imaging Holdings Inc., the issuer in this offering, becoming the parent of IHC. All of the holders of common stock of IHC exchanged their shares for shares of our common stock and all of the holders of shares of convertible preferred stock of IHC exchanged their shares for shares of our convertible preferred stock. In addition, holders of convertible preferred stock received cash payments in the aggregate amount of approximately $48.3 million, which reduced the aggregate liquidation preference of the shares of preferred stock to the aggregate amount of approximately $10.2 million.

As part of the recapitalization, we refinanced our First and Second Lien Credit Facilities, each of which is described in more detail below.

Recent Acquisitions

On August 1, 2006, we completed the acquisition of the capital stock of Linotype. We also acquired certain fonts and other intellectual property assets from the seller of the Linotype capital stock. The total purchase price for Linotype and the related intellectual property was approximately $59.7 million in cash, which included the related acquisition costs of approximately $699. The purchase price was financed with proceeds from the term loans under our First and Second Lien Credit Facilities. Linotype’s results of operations have been included in our consolidated financial statements since the date of acquisition and all intercompany balances have been eliminated.

On July 28, 2006, we acquired 80.01% of the capital stock of China Type Design for approximately $4.1 million in cash and three promissory notes in the aggregate amount of $600 that are convertible into a total of 413,345 shares of our restricted common stock as of June 1, 2007 upon the closing of this offering. At the time of this acquisition, we already had a 19.99% ownership interest in China Type Design, and following the acquisition, it became our wholly-owned subsidiary. The results of operations of China Type Design have been included in our consolidated financial statements since the date of acquisition and all intercompany balances have been eliminated. Prior to the acquisition, we did not have the ability to exercise significant influence over operating and financial policies of China Type Design, and accordingly, the results of its operations were accounted for using the cost method of accounting.

We accounted for the acquisitions of Linotype and China Type Design using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations, and as a result the consolidated financial statements for the periods prior to the acquisitions are not directly comparable to the consolidated financial statements following the acquisitions.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our financial statements which have been prepared in accordance with GAAP. The preparation of these statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs of sales, expenses and related disclosures. We consider an accounting policy to be critical if it is important to our financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and we evaluate our estimates on an ongoing basis. We have discussed the selection and development of the critical accounting policies with our audit committee and it has reviewed the related disclosure in this prospectus. Our actual results may differ from these estimates under different assumptions or conditions. If actual results or events differ materially from the judgments and estimates that we have made in reporting our financial position and results, our financial position and results of operations could be materially affected.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing at the end of this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We recognize revenue in accordance with Statement of Position, or SOP, 97-2, Software Revenue Recognition, or SOP 97-2, as modified by SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Revenue is recognized when persuasive evidence of an agreement exists, the product has been delivered or services have been provided, the fee is fixed or determinable, and collection of the fee is probable.

Income Taxes

We provide for income taxes in accordance with Statement of Financial Accounting Standard, or SFAS, No. 109, Accounting for Income Taxes, or SFAS 109. Under this method, a deferred tax asset or liability is determined based on the difference between the financial statement and the tax basis of assets and liabilities, as measured by enacted tax rates in effect when these differences are expected to be reversed. This process includes estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial accounting purposes. These differences, including differences in the timing of recognition of stock-based compensation expense, result in deferred tax assets and liabilities. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe recovery to be unlikely, we have established a valuation allowance. Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance against our deferred tax assets. Our financial position and results of operations may be materially affected if actual results significantly differ from these estimates or the estimates are adjusted in future periods.

We calculate our estimated annual effective tax rate for all of our locations within the United States. Our subsidiaries in the United Kingdom, Japan, Germany and China calculate their tax provisions based on the laws of their respective jurisdictions.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. We adopted FIN 48 effective January 1, 2007. In accordance with FIN 48, paragraph 19, we have decided to classify interest and penalties as a component of tax expense.

Goodwill and Indefinite Lived Intangible Assets

We assess the impairment of goodwill and indefinite lived intangible assets annually, or more frequently if events or changes in circumstances indicate that the carrying value of such assets exceeds their fair value. With respect to both goodwill and indefinite lived intangible assets, factors that could trigger an impairment review include significant negative industry or economic trends, exiting an activity in conjunction with a restructuring of operations, or current, historical or projected losses that demonstrate continuing losses associated with an asset. Impairment evaluations involve management estimates of useful lives and future cash flows, including assumptions about future conditions such as future revenue, operating expenses, the fair values of certain assets based on appraisals and industry trends. Actual useful lives and cash flows could be different from those estimated by our management. If this resulted in an impairment of goodwill and indefinite lived intangible assets, it could have a material adverse effect on our financial position and results of operations.

Stock-Based Compensation

General.    Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share Based Payment, or SFAS 123R, using the prospective method. SFAS 123R requires that all share-based payments to employees, including grants of stock options and restricted stock, be recognized in the statements of operations based on their fair values at the grant dates. Under this standard, the fair value of each share-based payment award is estimated on the date of grant using an option pricing model that meets certain requirements.

Prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with the provisions of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, or APB 25, and The Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25, and we complied with the disclosure provisions of SFAS 123, and related SFAS No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Under APB 25, compensation expense was based on the difference on the date of the grant between the fair value of our stock and the exercise price of the option. We amortized such stock-based compensation, if any, using the straight-line method over the vesting period.

Valuing Awards under SFAS 123R.    Prior to the adoption of SFAS 123R, we used the minimum value method for purposes of disclosure under SFAS 123. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payment awards. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in our financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest.

We evaluate the assumptions used to value our awards on a quarterly basis and if factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

Prior to this offering there was no public market for our common stock, and, in connection with our issuance of stock options, our board of directors, with the assistance of management, had the ultimate responsibility for determining the value of our common stock. In the absence of a public market for our common stock, the board of directors considered objective and subjective factors in determining the fair value of our common stock, including the liquidation preferences, redemption rights and conversion rights of our then-outstanding convertible preferred stock and the likelihood and timing of achieving a liquidity event such as an initial public offering or sale of the Company.

Contemporaneous valuation reports of the fair value of our common stock were prepared as of December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006 and March 31, 2007.

The contemporaneous valuation prepared as of December 31, 2005 utilized the current value method and calculated an enterprise value based on a multiple of enterprise value to earnings before interest, taxes, depreciation and amortization, or EBITDA, used by TA Associates in connection with our acquisition from Agfa on November 5, 2004. The fair value of our common stock was determined by reducing the total estimated enterprise value by the liquidation preference of our preferred stock and our outstanding debt. In addition, a discount for lack of liquidity of 30% was applied and an additional discount of 25% was applied to take into account a less favorable business operating environment.

The contemporaneous valuation prepared as of December 31, 2005 resulted in a fair value of our common stock of $1.695 per share and was used as the exercise price of options to purchase 86,952 shares of our common stock granted on February 16, 2006. Our board of directors determined that the fair value of our common stock on February 16, 2006 was the same as the fair value of our common stock on December 31, 2005 because no significant events that would affect the value of our common stock had occurred between those dates.

For each quarter beginning March 31, 2006, we used the market approach and the probability weighted expected return method as outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid, to determine the fair value of our common stock.

In connection with applying the probability weighted expected return method to value our common stock for each quarter beginning March 31, 2006, a retrospective valuation applying that same methodology was performed to determine the reasonableness of the $1.695 per share common stock value as of December 31, 2005. This analysis resulted in an immaterial difference from the per share value calculated using the current value method.

Under the probability weighted expected return method, the value of our common stock is estimated based upon an analysis of future values of our company assuming various future outcomes, the timing of which is based on the plans of our board of directors and management. Share value is based on the probability weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the rights of each share class. The fair value of our common stock was estimated using a probability weighted analysis of the present value of the investment returns under each of four possible liquidity scenarios: we become a public company through the completion of an initial public offering, or the IPO scenario, or a sale to a strategic acquirer, which included a base case, optimistic case, and low case scenarios, or the Sale scenario.

At each valuation date, the selected probability of each liquidity scenario was based on current market conditions, our financial performance, milestones realized by us and any discussions with, or engagement of investment banks, regarding a potential public offering or sale.

In the IPO and Sale scenarios for each of our contemporaneous valuations, we used the market approach to estimate our future expected enterprise value. In applying the market approach, we considered the guideline public company method as described in the Practice Aid, which utilizes valuation multiples indicated by comparable companies to determine fair value. We also considered transactions in our own common stock and pricing multiples from our own completed acquisitions. We began by analyzing the enterprise value to EBITDA multiples of companies identified by us as comparable public companies. We applied this multiple to our projected EBITDA in the year of the expected liquidity event of each scenario. For the IPO and Sale scenarios, the estimated future values of our common stock were calculated using the expected enterprise values based on the market approach discussed above and the expected dates of the future expected initial public offering or sale. The expected enterprise values were discounted at an appropriate risk-adjusted discount rate based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined after considering venture capital rates of return published in the Practice Aid for firms engaged in a bridge financing in anticipation of a later initial public offering, our calculated cost of capital based on the capital asset pricing model and the estimated cost of capital of newly public companies published in the Practice Aid. Our calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate. If different discount rates had been used, the valuations would have been different.

The fair value of our common stock under the Sale scenario was determined by reducing the total estimated enterprise value by the liquidation preference of our preferred stock and our outstanding debt. For the IPO scenario, the total enterprise value was allocated pro rata across all shares on a fully diluted basis, including all shares subject to outstanding options. A discount for lack of liquidity of 15% at March 31, 2006, 12% at June 30, 2006, 6% at September 30, 2006 and December 31, 2006 and 0% at March 31, 2007 was applied to arrive at the fair value of our common stock. If a different discount for lack of liquidity was used at each respective valuation date, the valuation results would have been different. The discount for lack of liquidity was based upon a number of empirical studies, IRS Revenue

Ruling 77-287 involving the issue of discounts for lack of liquidity and certain other company specific factors such as the prospects for liquidity absent an initial public offering. We also considered a protective put model as a means of estimating the discount for lack of liquidity based on the assumed timing of a liquidity event and the Company’s estimated volatility.

Finally, the present value calculated for our common stock under each scenario was then probability weighted based on our estimate of the relative likelihood of occurrence of each scenario. The estimated fair value of our common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario.

We believe that the valuation methodologies used in the contemporaneous valuations are reasonable and consistent with the Practice Aid.

We used a 15% probability weight for the IPO scenario in our March 31, 2006 valuation and we increased this percentage in each valuation going forward to reflect the increased probability of a public offering as significant business milestones were achieved, including the completion of our acquisition in 2006 of Linotype, which was significant to our operations, and our acquisition in 2006 of China Type Design. We also considered discussions with investment banks regarding a public offering in September 2006. The probability weight assigned to an IPO scenario increased from 15% at March 31, 2006 to 25% at June 30, 2006, 45% at September 2006, 55% at December 31, 2006 and 80% at March 31, 2007 as the probability of an IPO increased.

With our board of director’s decision to focus on an initial public offering in September 2006, we also considered the possibility of an optimistic sale within a similar timeline, adjusted for the time to complete a sale process, at the same enterprise value as an initial public offering. As a result, the initial public offering and optimistic sale probabilities as of the September 30, 2006, December 31, 2006 and March 31, 2007 valuation dates were together 80%, 80% and 90%, respectively.

The contemporaneous fair values of our common stock increased throughout 2006 reducing the difference between the fair value of our common stock and the estimated initial public offering price range. The increases were caused by achievement of business and operating milestones, consummation of merger and acquisition transactions, the proximity to a potential initial public offering and the engagement of investment banks for a potential public offering. The contemporaneous fair value of our common stock on March 31, 2006 was determined to be $3.105 per share; however, there were no grants made pursuant to this March 31, 2006 valuation. The fair value of our common stock on that date contemplated several factors, including the following:

•

As of the March 31, 2006 valuation date, we determined the probability of an IPO scenario of 15%, and collectively the base case, optimistic case and low case Sale scenario were 85%. The 15% probability of an initial public offering was based on our relative size as of the valuation date and the need to complete a major acquisition or realize substantial revenue growth in order to pursue a public offering.

•	The timelines to potential liquidity events ranged from approximately 18 months to 3½ years.

•	The challenges we faced in executing on our business plan.

•	A discounted rate of return of 21% on potential proceeds.

The fair value of our common stock on June 30, 2006 was determined to be $4.073 and contemplated several factors, including the following:

•

As of the June 30, 2006 valuation date, we determined the probability of the IPO scenario of 25%, and collectively the base case, optimistic case and low case Sale scenario was 75%. The increase probability from 15% to 25% probability of an initial public offering was based on our relative size as of the valuation date and the increased likelihood that we may complete a material acquisition. However, these acquisitions were not completed or approved by our board of directors as of June 30, 2006.

•	Between March 31, 2006 and June 30, 2006, our revenue increased for the respective quarters from $18.5 million to $19.5 million.

•	A reduction in the risk adjusted discount rate from 21% to 20%, which represented our cost of capital.

The contemporaneous fair value of our common stock underlying options to purchase 67,356 shares of our common stock granted on July 14, 2006 was determined to be $4.073 per share. Our board of directors determined that the fair value as of July 14, 2006 was the same as the fair value of our common stock on June 30, 2006 because no significant events that would affect the value of our common stock had occurred between those dates.

The valuation report used to determine the fair value of our common stock as of June 30, 2006 was not completed until October 3, 2006. Accordingly, the grant date of the July 14, 2006 options for accounting purposes was October 3, 2006. We determined that the fair value of our common stock as of October 3, 2006 was $6.498 per share, which we arrived at by straight-line interpolation between the fair value as of September 30, 2006 (determined as described below) and December 31, 2006. As a result, the fair value of these options on the grant date for accounting purposes as calculated under SFAS 123R includes intrinsic value of $2.425 per share.

The contemporaneous fair value of our common stock underlying options to purchase 992,600 shares of our common stock granted on September 30, 2006 was determined to be $6.430 per share. The fair value of our common stock on that date contemplated several factors, including the following:

•	We completed the acquisitions of Linotype and China Type Design.

•

We determined the probability of an IPO scenario to be 45% and engaged investment banks to assist us in this process. As a result of completing the acquisitions noted above and engaging investment banks, the likelihood of a short term liquidity event increased significantly. We estimated an 80% probability of experiencing either a public offering or an optimistic sale in 2007 and utilized the same enterprise value for the IPO and optimistic Sale scenarios.

•

A reduction in the risk adjusted discount rate from 20% to 17%, which represented our cost of capital. The reduction in the cost of capital was due to our increased size, geographical diversification and expanded product offerings.

•

Based on our valuation analysis utilizing the market approach, the combined entity including our acquisitions resulted in a higher selected EBITDA multiple than the actual EBITDA multiple paid for Linotype.

•	Between June 30, 2006 and September 30, 2006, our revenue for the respective quarters increased from $19.5 million to $22.8 million.

The valuation report used to determine the fair value of our common stock as of September 30, 2006 was not completed until October 24, 2006. Accordingly, the grant date of the September 30, 2006 options for accounting purposes was October 24, 2006. We determined that the fair value of our common stock as of October 24, 2006 was $6.970 per share, which we arrived at by straight-line interpolation between the fair value as of September 30, 2006 and December 31, 2006. As a result, the fair value of these options on the grant date for accounting purposes as calculated under SFAS 123R includes intrinsic value of $0.540 per share.

The contemporaneous fair value of our common stock underlying options to purchase 89,000 shares of our common stock granted on December 31, 2006 was determined to be $8.500 per share. The fair value of our common stock on that date contemplated several factors, including the following:

•	Between September 30, 2006 and December 31, 2006, our revenue for the respective quarter increased from $22.8 million to $25.4 million and the fourth quarter EBITDA exceeded our internal estimates.

•

We determined the probability of the IPO scenario to be 55%. As a result of holding our organizational meeting and working towards a filing for the registration statement related to this offering, we estimated an 80% probability of experiencing either a public offering or an optimistic sale in 2007 and utilized the same enterprise value for the IPO and optimistic Sale scenarios.

•	The risk adjusted discount rate was 17%, which represented our cost of capital.

•

Market conditions for public offerings improved, as did multiples for the companies we identified as comparable companies. The stock of these companies as well as the overall market were trading at higher multiples than the September 30, 2006 valuation date. As a result, we selected a higher EBITDA multiple than we selected as of September 30, 2006.

The valuation report used to determine the fair value of our common stock as of December 31, 2006 was not completed until January 10, 2007. Accordingly, the grant date of the December 31, 2006 options for accounting purposes was January 10, 2007. We determined that the fair value of our common stock as of January 10, 2007 was $8.818 per share, which we arrived at by straight-line interpolation between the fair value as of December 31, 2006 and March 31, 2007. As a result, the fair value of these options on the grant date for accounting purposes as calculated under SFAS 123R includes intrinsic value of $0.318 per share.

The contemporaneous fair value of our common stock underlying options to purchase 15,556 shares of our common stock granted on March 31, 2007 was determined to be $11.350 per share. The fair value of our common stock on that date contemplated several factors, including the following:

•

We determined the probability of an initial public offering to be 80% due to the fact we had filed our initial registration statement related to this offering. We estimated a 90% probability of experiencing either a public offering or an optimistic sale in 2007 and utilized the same enterprise value for the IPO and optimistic Sale scenarios.

•	The risk adjusted discount rate was 17%, which represented our cost of capital.

•	Market conditions continued to improve for new public issues, resulting in an increased selected EBITDA multiple.

The valuation report used to determine the fair value of our common stock as of March 31, 2007 was not completed until May 15, 2007. Accordingly, the grant date of the March 31, 2007 options for accounting purposes was May 15, 2007. We will determine the fair value of our common stock as of May 15, 2007 by straight-line interpolation between the fair value as of March 31, 2007 and June 30, 2007. As a result, we expect that the fair value of these options on the grant date for accounting purposes as calculated under SFAS 123R will include intrinsic value.

The primary factors contributing to the difference between the fair value of our common stock as of each grant date and the assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover page of this prospectus, include several of the factors discussed above, most notably:

•	We completed the acquisition of China Type Design in July 2006 and the acquisition of Linotype in August 2006.

•	We engaged investment banks to assist us in the initial public offering process and began drafting a registration statement in October 2006.

•	Upon successful completion of an initial public offering, enterprises typically experience a further reduction in their cost of capital. A reduction in the cost of capital increases enterprise value.

•	The completion of an initial public offering would reduce limitations on the ability of holders to transfer the equity securities thereby reducing the liquidity discount.

•	Improvement in market conditions throughout 2006 and 2007.

•	The lack of assurance that we will complete a public offering or other liquidity event at the assumed initial public offering price or at all.

We have incorporated the fair values calculated in the contemporaneous valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted in 2006 and 2007.

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

The weighted-average fair value of stock options granted during the year ended December 31, 2006 and the three months ended March 31, 2007, under the Black-Scholes option pricing model, was $4.680 and $6.345 per share, respectively. The stock-based compensation expense for the year ended December 31, 2006 was $440, and included $128 in marketing and selling, $78 in research and development and $234 in general and administrative expense. For the three months ended March 31, 2007, we recorded stock-based compensation expense of approximately $382 in connection with share-based payment awards. The stock-based compensation expense included $101 in marketing and selling, $74 in research and development, and $207 in general and administrative expense. As of December 31, 2006, there was $4.8 million of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 3.7 years. As of March 31, 2007, there was $5.0 million of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 3.5 years.

The following table presents the restricted shares and common stock options granted, and the price of those grants in the periods specified:

	Restricted Stock		Common Stock Options
	Per Share Price Range	Shares Granted	Per Share Price Range	Shares Underlying Options Granted
2004	$0.00 — $0.01	2,165,792	$0.00 — $0.01	484,148
2005	$1.365 — $1.453	160,708	$1.365 — $1.670	804,748
2006(1)	$1.695	60,000	$1.695 — $6.430	1,146,908
2007(1)	—	—	$8.500	89,000

Total		2,386,500		2,524,804

(1)

On December 31, 2006 and March 31, 2007, the legal grant dates, the compensation committee authorized the grant of options to purchase 89,000 and 15,556 shares of common stock, respectively, to certain of our employees with an exercise price at the then current fair market value. The legal grant date is the date on which the compensation committee of the Board of Directors authorized the option grants with exercise prices equal to the fair market value of our common stock as of that date, to be finalized upon completion of a valuation report in the future. For accounting purposes, the grant date for stock options cannot precede the date on which all of the necessary approvals were obtained and the key terms of the grant were known. Accordingly, the options granted on December 31, 2006 and March 31, 2007 are not recognized for accounting purposes as being issued as of those dates. On March 28, 2006, the compensation committee authorized the issuance of restricted stock to one of our non-employee directors at a price below the then current fair market value. The difference between the then current fair market value and the price of that restricted stock will be recognized as compensation expense over the vesting period of such restricted stock.

In connection with our acquisition of China Type Design, certain former holders of shares of China Type Design received convertible promissory notes in the aggregate principal amount of $600. One of these holders served as a consultant at the time he received one of these promissory notes, which is convertible into 196,339 shares of our restricted common stock as of June 1, 2007 at a fixed conversion price of $1.500 per share upon the closing of this offering. As a result, we will apply variable accounting to this instrument. These shares vest over a four year period with 25.0% vesting on the first anniversary of the acquisition, and the balance vesting quarterly over the following three years. However, if the employee or consultant voluntarily terminates his provision of service to us, any shares held may be repurchased by us for $1.500 per share, whether they are vested or unvested shares. This repurchase right expires upon the occurrence of a sale event, as such term is defined in the restricted stock agreement and the repurchase right with respect to vested shares will terminate on completion of this offering. In each reporting period following the termination of the repurchase right, we will estimate the value of the conversion feature based, in part, on the excess, if any, of the market price of our common stock over $1.500 per share. We will recognize an adjustment to non-cash compensation expense, as appropriate, ratably over the vesting period of these shares of stock.

Intrinsic Value of Outstanding Options.    The following table shows the intrinsic value of our outstanding vested and unvested options as of March 31, 2007 based upon an assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover of this prospectus:

	Number of shares underlying options	Intrinsic value
		(in thousands)
Total vested options outstanding	569,628	$7,355
Total unvested options outstanding	1,817,788	$17,486
Total options outstanding	2,387,416	$24,841

Results of Operations

The following tables present our results of operations in amounts and percentages for the periods indicated. The purchase method of accounting was used to record assets acquired and liabilities assumed by us in our acquisition from Agfa on November 5, 2004. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, and because of other effects of purchase accounting, our results of operations for periods before and after November 5, 2004 are not comparable in all material respects since those results of operations report results of operations and cash flows for these two separate entities.

			Year Ended December 31,			Three Months Ended March 31,

	Predecessor January 1, 2004 to November 4, 2004	Successor November 5, 2004 to December 31, 2004	Non-GAAP Combined Predecessor and Successor(1)
				Successor
			2004	2005	2006	2006	2007
Revenue:
OEM	$41,563	$10,821	$52,384	$59,073	$64,268	$14,794	$17,263
Creative professional	10,447	2,216	12,663	14,703	21,936	3,672	8,447

Total revenue	52,010	13,037	65,047	73,776	86,204	18,466	25,710

Cost of revenue	8,577	1,224	9,801	9,513	8,305	2,132	2,747
Cost of revenue—amortization of acquired technology	728	401	1,129	2,408	3,021	675	844
Marketing and selling	9,299	1,853	11,152	11,730	14,931	3,043	4,531
Research and development	8,290	1,835	10,125	10,668	13,813	2,928	4,049
General and administrative	7,948	1,081	9,029	5,639	10,112	1,817	3,536
Transaction bonus	25,207	—	25,207	—	—	—	—
Amortization of other intangible assets	607	1,073	1,680	6,459	6,687	1,613	1,779

Total costs and expenses	60,656	7,467	68,123	46,417	56,869	12,208	17,486

Income (loss) from operations	(8,646)	5,570	(3,076)	27,359	29,335	6,258	8,224

Interest (income) expense, net	(335)	2,034	1,699	14,735	19,516	4,115	5,323
Other (income) expense, net	109	284	393	819	(3,164)	(722)	(127)

Total other expenses	(226)	2,318	2,092	15,554	16,352	3,393	5,196

Income (loss) before provision for income taxes	(8,420)	3,252	(5,168)	11,805	12,983	2,865	3,028

Provision (benefit) for income taxes	(2,817)	1,338	(1,479)	4,684	5,921	1,151	1,448

Net income (loss)	$(5,603)	$1,914	$(3,689)	$7,121	$7,062	$1,714	$1,580

(1)	The non-GAAP combined twelve month period ended December 31, 2004 represents the mathematical addition of the period prior to our acquisition from Agfa, from January 1, 2004 until November 4, 2004, and the period following our acquisition from Agfa, from November 5, 2004 until December 31, 2004. It is being presented for convenience because we believe it more readily identifies key operating trends in our financial performance, such as annual revenue growth and increases in operating expenses that were not significantly impacted by purchase accounting, and that would not be apparent or that may not otherwise be correctly calculated with only separate presentation.

This approach is not consistent with GAAP, it is not an attempt to present pro forma results, and may yield results that are not strictly comparable on a period-to-period basis primarily due to:

(i)	the impact of required purchase accounting adjustments, primarily consisting of the write off of $4.7 million of deferred revenue from the balance sheet of the predecessor entity as of November 4, 2004, and the addition of $78.4 million of intangible assets related to the revaluation of customer relationships, technology and non-compete agreements, and

(ii)	the new basis of accounting established on the closing date of our acquisition from Agfa.

The period subsequent to November 5, 2004 also includes interest expense associated with the $135.1 million in debt incurred to complete the acquisition. Prior to this acquisition, Agfa charged Agfa Monotype market rates for any services Agfa or its employees provided to Agfa Monotype. In addition, while we were a subsidiary of Agfa, we licensed our text imaging solutions to customers in Japan through a sublicensing agreement with Agfa-Gevaert Japan Limited, an affiliate of Agfa Monotype. Under the sublicensing agreement, Agfa-Gevaert Japan Limited was entitled to 10% of all license, royalty and service maintenance fees related to the sublicensing of products to our customers in Japan.

As a result of the foregoing, the combined results are not necessarily indicative of what the results for the respective periods would have been had our acquisition from Agfa not occurred.

	% of revenue
			Year Ended December 31,			Three Months Ended March 31,

	Predecessor January 1, 2004 to November 4, 2004	Successor November 5, 2004 to December 31, 2004	Non-GAAP Combined Predecessor and Successor(1)
				Successor
			2004	2005	2006	2006	2007
Revenue:
OEM	79.9%	83.0%	80.5%	80.1%	74.6%	80.1%	67.1%
Creative professional	20.1%	17.0%	19.5%	19.9%	25.4%	19.9%	32.9%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue	16.5%	9.4%	15.1%	12.9%	9.6%	11.5%	10.7%
Cost of revenue—amortization of acquired technology	1.4%	3.1%	1.7%	3.2%	3.5%	3.7%	3.3%
Marketing and selling	17.9%	14.2%	17.2%	15.9%	17.3%	16.5%	17.6%
Research and development	15.9%	14.1%	15.6%	14.5%	16.0%	15.9%	15.7%
General and administrative	15.3%	8.3%	13.9%	7.6%	11.7%	9.8%	13.8%
Transaction bonus	48.4%	—	38.7%	—	—	—	—
Amortization of other intangible assets	1.2%	8.2%	2.6%	8.8%	7.8%	8.7%	6.9%

Total costs and expenses	116.6%	57.3%	104.8%	62.9%	65.9%	66.1%	68.0%

Income (loss) from operations	(16.6)%	42.7%	(4.8)%	37.1%	34.0%	33.9%	32.0%

Interest (income) expense, net	(0.6)%	15.6%	2.6%	20.0%	22.6%	22.3%	20.7%
Other (income) expense, net	0.2%	2.2%	0.6%	1.1%	(3.6)%	(3.9)%	(0.5)%

Total other expenses	(0.4)%	17.8%	3.2%	21.1%	19.0%	18.4%	20.2%

Income (loss) before provision for income taxes	(16.2)%	24.9%	(8.0)%	16.0%	15.1%	15.5%	11.8%

Provision (benefit) for income taxes	(5.4)%	10.3%	(2.3)%	6.3%	6.9%	6.2%	5.6%

Net income (loss)	(10.8)%	14.6%	(5.7)%	9.7%	8.2%	9.3%	6.2%

(1)	The non-GAAP combined twelve month period ended December 31, 2004 represents the mathematical addition of the period prior to our acquisition from Agfa, from January 1, 2004 until November 4, 2004, and the period following our acquisition from Agfa, from November 5, 2004 until December 31, 2004. It is being presented for convenience because we believe it more readily identifies key operating trends in our financial performance, such as annual revenue growth and increases in operating expenses that were not significantly impacted by purchase accounting, and that would not be apparent or that may not otherwise be correctly calculated with only separate presentation.

This approach is not consistent with GAAP, it is not an attempt to present pro forma results, and may yield results that are not strictly comparable on a period-to-period basis primarily due to:

(i)	the impact of required purchase accounting adjustments, primarily consisting of the write off of $4.7 million of deferred revenue from the balance sheet of the predecessor entity as of November 4, 2004, and the addition of $78.4 million of intangible assets related to the revaluation of customer relationships, technology and non-compete agreements; and

(ii)	the new basis of accounting established on the closing date of our acquisition from Agfa.

The period subsequent to November 5, 2004 also includes interest expense associated with the $135.1 million in debt incurred to complete the acquisition from Agfa. Prior to this acquisition, Agfa charged Agfa Monotype market rates for any services Agfa or its employees provided to Agfa Monotype. In addition, while we were a subsidiary of Agfa, we licensed our text imaging solutions to customers in Japan through a sublicensing agreement with Agfa-Gevaert Japan Limited, an affiliate of Agfa Monotype. Under the sublicensing agreement, Agfa-Gevaert Japan Limited was entitled to 10% of all license, royalty and service maintenance fees related to the sublicensing of products to our customers in Japan.

As a result of the foregoing, the combined results are not necessarily indicative of what the results for the respective periods would have been had our acquisition from Agfa not occurred.

Three Months Ended March 31, 2006 and 2007

The following discussion compares the three months ended March 31, 2006 with the three months ended March 31, 2007. Revenue and operating expenses from March 31, 2006 to March 31, 2007 increased substantially as a result of the acquisition of Linotype. Revenue and operating expenses from China Type Design have been included for the three months ended March 31, 2007 but have not had a material effect on our financial statements.

Revenue

Revenue was $18.5 million and $25.7 million for the three months ended March 31, 2006 and 2007, respectively, an increase of $7.2 million, or 39.2%. OEM revenue was $14.8 million and $17.3 million for the three months ended March 31, 2006 and 2007, respectively, an increase of $2.5 million, or 16.7%. This increase was primarily related to an increase of $1.1 million in royalties for units shipped and $1.3 million of Linotype revenue. These increases were partially offset by a decrease of $277 in custom contracts. Creative professional revenue was $3.7 million and $8.4 million for the three months ended March 31, 2006 and 2007, respectively, an increase of $4.7 million, or 130.0%. This increase was primarily related to $3.3 million of Linotype revenue and a $487 increase in web sales.

Cost of Revenue

Cost of revenue, excluding amortization of acquired technology, was $2.1 million and $2.7 million for the three months ended March 31, 2006 and 2007, respectively, an increase of $615, or 28.8%. As a percentage of revenue the cost of revenue decreased from 11.5% for the three months ended March 31, 2006 to 10.7% for the three months ended March 31, 2007. This decrease was primarily the result of the elimination of royalties paid to Linotype and China Type Design for the three months ended March 31, 2007. This was partially offset by a shift in our revenue mix towards lower margin products. Cost of revenue — amortization of acquired technology was $675 and $844 for the three months ended March 31, 2006 and 2007, respectively. This increase in amortization expense was due to the increase in intangible assets resulting from our acquisitions of Linotype and China Type Design.

Operating Expenses

Marketing and Selling. Marketing and selling expense was $3.0 million and $4.5 million in the three months ended March 31, 2006 and 2007, respectively, an increase of $1.5 million, or 48.9%. This increase was primarily related to the additional expense of $884 due to the acquisition of Linotype and an increase of $218 in employee related expenses for bonuses, commissions and annual compensation related to increases in headcount.

Research and Development. Research and development expenses was $2.9 million and $4.0 million in the three months ended March 31, 2006 and 2007, respectively, an increase of $1.1 million, or 38.3%. This increase was primarily related to the additional expense of $493 due to the acquisition of Linotype and a $445 increase in employee related expenses for bonuses and annual compensation related to increases in headcount.

General and Administrative. General and administrative expense was $1.8 million and $3.5 million for the three months ended March 31, 2006 and 2007, respectively, an increase of $1.7 million, or 94.6%. This increase was primarily related to the additional expense of $1.2 million due to the acquisition of Linotype, a $219 increase in employee related expenses for bonuses and annual compensation related to increases in headcount and a $146 increase in consulting related services related to Sarbanes-Oxley compliance.

Amortization of Other Intangible Assets. Amortization of other intangible assets was $1.6 million and $1.8 million for the three months ended March 31, 2006 and 2007, respectively, an increase of $166, or 10.3%. This increase was primarily related to the amortization of the intangible assets recorded in the acquisition of Linotype and China Type Design.

Interest Expense, Net

Interest expense, net was $4.1 million and $5.3 million for the three months ended March 31, 2006 and 2007, respectively, an increase of $1.2 million, or 29.4%. This increase was related to the additional borrowings under our First and Second Lien Credit Facilities that were amended in July 2006 in connection with our acquisitions of Linotype and China Type Design.

Other (Income) Expense, Net

Other income was $722 and $127 for the three months ended March 31, 2006 and 2007, respectively, a decrease of $595, or 82.4%. This decrease was primarily due to gains and losses on our interest rate caps, which were a gain of $389 and a loss of $259 for the three months ended March 31, 2006 and 2007, respectively.

Years Ended December 31, 2005 and 2006

The following discussion compares the year ended December 31, 2005 with the year ended December 31, 2006. Revenue and operating expenses from 2005 to 2006 increased substantially as a result of the acquisition of Linotype. Revenue and operating expenses from China Type Design have been included in the period since its acquisition but have not had a material effect on our financial statements.

Revenue

Revenue was $73.8 million and $86.2 million for 2005 and 2006, respectively, an increase of $12.4 million, or 16.8%. OEM revenue was $59.1 million and $64.3 million for 2005 and 2006, respectively, an increase of $5.2 million, or 8.8%. This increase was primarily related to an increase of $3.0 million in royalties for units shipped, $2.7 million increase in license fees, and $1.3 million of Linotype revenue. These increases were partially offset by a decrease of $1.5 million in revenue from custom contracts. Creative professional revenue was $14.7 million and $21.9 million in 2005 and 2006, respectively, an increase of $7.2 million or 49.2%. This increase was primarily related to $6.1 million of Linotype revenue and a $1.3 million increase in web sales.

Cost of Revenue

Cost of revenue, excluding amortization of acquired technology, was $9.5 million and $8.3 million for 2005 and 2006, respectively, a decrease of $1.2 million, or 12.7%. As a percentage of revenue the cost of revenue decreased from 12.9% in 2005 to 9.6% in 2006. This decrease was primarily a result of lower custom design revenue in 2006. Cost of revenue — amortization of acquired technology was $2.4 million and $3.0 million for 2005 and 2006, respectively, an increase of 25.4%. This increase was due to the increase in intangible assets resulting from our acquisitions of Linotype and China Type Design.

Operating Expenses

Marketing and Selling.    Marketing and selling expense was $11.7 million and $14.9 million in 2005 and 2006, respectively, an increase of $3.2 million, or 27.3%. This increase was primarily a result of an additional expense of $1.8 million due to the acquisitions of Linotype and China Type Design. Additionally, there was a $925 increase in employee-related expenses due to increases in headcount, bonuses, commissions and annual compensation, a $191 increase in travel-related expenses and a $166 increase in expenses for outside consultants.

Research and Development.    Research and development expense was $10.7 million and $13.8 million in 2005 and 2006, respectively, an increase of $3.1 million, or 29.5%. This increase was primarily the result of a decrease in custom design revenue which resulted in a $1.1 million reduction in the allocation of research and development expense to cost of revenue for custom design services as compared to the prior year, an additional expense of $969 due to the acquisitions of Linotype and China Type Design and an increase of $919 in employee-related expenses due to increases in headcount, payroll and bonuses. We also added a new quality assurance group and increased the number of our support and engineering employees. We added Indic scripts to our WorldType Layout Engine and continue to develop our products for the Asian market, including Chinese, Korean and Japanese fonts.

General and Administrative.    General and administrative expense was $5.6 million and $10.1 million in 2005 and 2006, respectively, an increase of $4.5 million or 79.3%. Approximately $2.2 million of this increase was attributable to the addition of general and administrative expenses from Linotype, including $755 of one-time expenses related to audits and the preparation of prior financial statements in accordance with U.S. GAAP for Linotype. The increase was also attributable to an increase in employee-related expenses of $829 due to salary increases, headcount increases and training costs, an increase of $375 of consulting costs, an increase of $335 in legal expenses, an increase of $257 in software license fees and an increase of $190 in other taxes. We incurred significantly higher expenses in 2006 as we began preparing to be a publicly traded company, including additional employees for the analysis of our financial statements and other required disclosures and consulting services related to Sarbanes-Oxley compliance and financial statement preparation.

Amortization of Other Intangible Assets.    Amortization of other intangible assets was $6.5 million and $6.7 million in 2005 and 2006, respectively, an increase of $228, or 3.5%. This increase was primarily related to amortization of the intangible assets acquired in the acquisitions of Linotype and China Type Design.

Interest Expense, Net

Interest expense, net was $14.7 million and $19.5 million in 2005 and 2006, respectively, an increase of $4.8 million, or 32.5%. This increase was related to the additional borrowings under our First and Second Lien Credit Facilities that were amended in both August 2005 and July 2006 in connection with our recapitalization in 2005 and our acquisition of Linotype and China Type Design in 2006. This increase was partially offset by interest income of $158 and $171 in 2005 and 2006, respectively.

Other (Income) Expense, Net

Other income and expense was an expense of $819 in 2005 and income of $3.2 million in 2006, a change of $4.0 million. The expense in 2005 was a result of $1.4 million in foreign exchange losses partially offset by $503 in interest rate cap gains and $105 in dividend income. The income in 2006 was a result of a $1.7 million gain from a one time tax exemption from foreign sales taxes, $592 in foreign exchange gains, $490 in gains on interest rate caps and $461 in dividend income. We invested in interest rate caps to limit our exposure to increases in interest rates on our First and Second Lien Credit Facilities.

Years Ended December 31, 2004 (on a non-GAAP combined basis) and 2005

The following discussion compares the year ended December 31, 2005 to the combined year ended December 31, 2004, which is a summation of the pre-acquisition and post-acquisition periods, to present results of operations for the twelve month period ended December 31, 2004.

Revenue

Revenue was $65.0 million and $73.8 million for 2004 and 2005, respectively, an increase of $8.7 million, or 13.4%. The increase was attributable to growth in both OEM and creative professional revenue. OEM revenue was $52.4 million and $59.1 million for 2004 and 2005, respectively, an increase of $6.7 million, or 12.8%. This increase was primarily related to a $9.0 million increase in OEM revenue from an increase in units shipped by our CE device manufacturer customers. This increase includes

$2.0 million in back royalty payments from one of our CE device manufacturer customers. This was partially offset by a $2.8 million decrease in fixed fee payments. Creative professional revenue was $12.7 million and $14.7 million for 2004 and 2005, respectively, an increase of $2.0 million, or 16.1%. This increase was primarily related to the higher web-based licensing and increased font licenses to end-users.

Cost of Revenue

Cost of revenue, excluding amortization of intangible assets, was $9.8 million and $9.5 million for 2004 and 2005, respectively, a decrease of $288, or 2.9%. The decrease was primarily attributable to the elimination of fees paid with respect to license, royalty and service maintenance fees related to the sublicensing of products to our customers in Japan. Following our acquisition from Agfa and through the first part of 2005, we continued to license our text imaging solutions to customers in Japan through Agfa-Gavaert Japan as a third party. In December 2004, we formed our wholly-owned Japanese subsidiary, Monotype Japan, to conduct business in Japan and benefited beginning in the first part of 2005 from a reduction in our cost of revenue as we started to transfer business away from Agfa-Gevaert Japan. Cost of revenue as a percentage of total revenue was 15.1% and 12.9% in 2004 and 2005, respectively. Cost of revenue – amortization of acquired technology was $1.1 million and $2.4 million in 2004 and 2005, respectively. The increase was due to a full year of amortization of the intangible assets recorded in connection with our acquisition from Agfa.

Operating Expenses

Operating expenses from 2004 and 2005 decreased substantially primarily as a result of the $25.2 million Transaction Bonus accrued in 2004. In addition:

Marketing and Selling.    Marketing and selling expense was $11.2 million and $11.7 million for 2004 and 2005, respectively, an increase of $578, or 5.2%. This increase was primarily the result of an increase of $747 in employee-related expense attributable to annual salary increases and increases in headcount, an increase of $337 in overhead expense, an increase of $166 in advertising expense, an increase of $152 in travel-related expense and an increase of $92 in professional service fees. These increases were partially offset by a $1.1 million decrease in employee bonuses and commissions paid to our marketing and sales personnel resulting from the termination of the Agfa Monotype Deferred Compensation Plan, or LIC, in January 2005 in connection with our acquisition from Agfa. In 2004, we hired a senior vice president to enhance our sales efforts.

Research and Development.    Research and development expense was $10.1 million and $10.7 million for 2004 and 2005, respectively, an increase of $543, or 5.4%. This increase was primarily the result of an additional $1.2 million in employee-related expense attributable to annual salary increases, increases in headcount and a $157 increase in overhead expenses. This increase was partially offset by an $872 decrease in bonuses paid to our research and development personnel resulting from the termination of the LIC. In 2005, we hired our vice president of engineering and increased our focus on product development.

General and Administrative.    General and administrative expense was $9.0 million and $5.6 million for 2004 and 2005, respectively, a decrease of $3.4 million, or 37.5%. This decrease was the result of the legal expenses in 2004 of $2.5 million and $464 for the Adobe and Bitstream litigation, respectively, and a $285 decrease in bonuses paid to our general and administrative personnel in 2005 resulting from the termination of the LIC. In 2005, we hired our senior vice president and chief financial officer and began to enhance our infrastructure in anticipation of becoming a publicly traded company.

Amortization of Other Intangible Assets.    Amortization of other intangible assets was $1.7 million and $6.5 million for 2004 and 2005, respectively, an increase of $4.8 million. The increase in amortization expense relates to our acquisition from Agfa.

Interest (Income) Expense, Net

Interest expense, net was $1.7 million and $14.7 million for the years 2004 and 2005, respectively, an increase of $13.0 million, or 767.3%. This increase was the result of our entering into our First and Second Lien Credit Facilities with certain financial institutions in the amount of $75.0 million and $40.0 million, respectively, and our subordinated debt agreements with other lenders who are also our stockholders, officers and employees in the aggregate amount of approximately $20.1 million in connection with our acquisition from Agfa in November 2004. In August 2005, both agreements with the financial institutions were amended to increase borrowings from $75.0 million to $100.0 million and from $40.0 million to $65.0 million and the facilities with other lenders were repaid. This increase was partially offset by interest income of $356 and $158 for the years 2004 and 2005, respectively.

Other Expense, Net

Other expense, net was $393 and $819 for 2004 and 2005, respectively, an increase of $426 or 108.4%. This increase was primarily due to a $1.4 million loss on foreign currency exchange in 2005. This was partially offset by a gain of $503 on interest rate caps in 2005 as compared to a loss on interest rate caps in 2004 of $238, and $105 in dividend income associated with China Type Design in 2005.

Provision (Benefit) for Income Taxes

Our effective tax rate was 28.6% and 39.7% for the years 2004 and 2005, respectively. The benefit for income taxes was $1.5 million in 2004, of which our predecessor received a benefit of $2.8 million and following our acquisition from Agfa we had a provision of $1.3 million. In 2005, we had a provision of $4.7 million. The tax benefit to the predecessor company in 2004 was primarily a result of the Transaction Bonus expenses related to our acquisition from Agfa.

Liquidity and Capital Resources

In November 2004, Agfa Monotype was acquired by a new entity, Monotype Imaging, which was owned by TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype, for a total purchase price of $194.0 million, consisting of cash plus assumption of certain obligations. This acquisition was financed by the issuance of convertible preferred stock in the amount of $54.6 million, subordinated notes in the aggregate principal amount of approximately $20.1 million issued to TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype, and the net proceeds from the First and Second Lien Credit Facilities of $112.2 million.

In August 2005, IHC entered into a tax-free recapitalization transaction and debt refinancing. In connection with this recapitalization, holders of convertible preferred stock received cash payments in the aggregate amount of approximately $48.3 million, which reduced the aggregate liquidation preference of the shares of preferred stock to approximately $10.2 million. In addition, the subordinated notes issued to TA Associates, D.B. Zwirn and certain former officers and employees of Agfa Monotype in November 2004, were retired at their face amount plus accrued and unpaid interest, plus a pre-payment premium equal to 6.0% of the face amount. These transactions were financed by amending our First and Second Lien Credit Facilities to increase the borrowings permitted under these credit facilities from $75.0 million to $100.0 million and from $40.0 million to $65.0 million, respectively.

In July 2006, we amended our permitted borrowings under our First and Second Lien Credit Facilities to increase the borrowings permitted under these credit facilities from $100.0 million to $140.0 million and from $65.0 million to $70.0 million, respectively. We also increased the $5.0 million revolving line-of-credit under the First Lien Credit Facility to $10.0 million, which expires on July 28, 2011. These amendments were made primarily to fund the acquisition of Linotype. In May 2007, we amended the terms of our First and Second Lien Credit Facilities to revise several of the covenant requirements.

At March 31, 2007, our principal sources of liquidity were cash and cash equivalents totaling $6.8 million and a $10.0 million revolving line-of-credit. Given our current cash position, our cash flows from operations and our current line-of-credit, we believe that we will be able to fund our business and meet our contractual obligations over the next twelve months.

At March 31, 2007, the outstanding balance on our First Lien Credit Facility was $134.5 million. Concurrently with this offering, we will amend and restate our First Lien Credit Facility to provide for borrowings of a maximum aggregate amount of $160.0 million. This will consist of a term loan of $140.0 million and a revolving credit facility of up to $20.0 million.

Based on our annual audited financial statements, if the leverage ratio, as defined in the First Lien Credit Facility agreement, as of the end of the year, exceeds a specified maximum, we must repay 50.0% of the amount equal to Adjusted EBITDA, as defined below, less payments for principal, interest, capital expenditures, net investments in acquisitions and taxes for the period. The principal amount of the First Lien Credit Facility term loan is currently payable in monthly installments of approximately $792 in year one, $1.0 million in year two, $1.1 million in year three and thereafter through maturity at which time the $77.0 million balance is due. The First Lien Credit Facility requires an additional annual mandatory principal payment based on excess cash flow, as defined by the agreement, which must be paid within five days of the delivery of our audited financial statements. In 2005, 2006 and 2007, we received a waiver with respect to the deadline for the completion of our audited financial statements for the prior year and the timing of the annual principal prepayment. The First Lien Credit Facility also allows for one half of the additional payment amount to be applied as a reduction to the scheduled principal payments over the following twelve months. The amount of the additional payment made in April 2007 was $3.3 million. As a result, the scheduled monthly principal payments through April 2008 will be reduced by $136 per month until the facility is amended effective upon consummation of this offering. Our Second Lien Credit Facility provides for a $70.0 million term loan which is due and payable in full on July 28, 2011. At our option, borrowings under these facilities bear interest at either (i) the prime rate plus a margin, as defined by the respective credit agreement, or (ii) LIBOR plus a margin as defined by the respective credit agreement, payable monthly. As of March 31, 2007, the blended interest rate on the First Lien Credit Facility was 8.62% and the interest rate on the Second Lien Credit Facility was 12.10%. The credit agreements are secured by substantially all of our assets and require us to maintain certain identical financial covenants and place limitations on total annual capital expenditures, indebtedness, liens, dividends and distributions, asset sales, transactions with affiliates and acquisitions and conduct of business, all as defined in the agreements. The financial covenants of both our First and Second Lien Credit Facilities provide that we:

•	Maintain a minimum level of trailing twelve months Adjusted EBITDA as of each quarter end. At March 31, 2007 the minimum level of Adjusted EBITDA was $40.0 million.

•

Maintain a minimum fixed charge coverage ratio of not less than 1.00:1.00 as of each quarter end for the preceding twelve month period. Fixed charge coverage is defined as the ratio of Adjusted EBITDA for such period less capital expenditures to fixed charges, which include interest expense, scheduled principal debt payments and income tax payments, for such period.

•

Maintain a maximum leverage ratio as of each quarter end for the preceding twelve month period. The leverage ratio is defined as the ratio of aggregate outstanding indebtedness to trailing twelve months Adjusted EBITDA. The maximum allowed leverage ratio at March 31, 2007 was 5.10 times.

•	Maintain capital expenditures below $2.0 million a year.

The credit agreements also contain provisions for an increased interest rate during periods of default. We were in compliance with the covenants under all of our debt agreements as of March 31, 2007, and we do not believe that these covenants will affect our ability to operate our business.

In May 2007, we amended our credit facilities to define Adjusted EBITDA as consolidated net earnings (or loss), plus net interest expense, income taxes, depreciation, amortization and stock-based compensation.

The following table presents a reconciliation from net income (loss), which is the most directly comparable GAAP operating performance measure, to EBITDA and from EBITDA to Adjusted EBITDA as defined in our credit facilities.

	Year Ended December 31,			Three Months Ended March 31,
	Non-GAAP Combined Predecessor and Successor 2004(1)	Successor
		2005	2006	2006	2007
Net income (loss)	$(3,689)	$7,121	$7,062	$1,714	$1,580
Provision (benefit) for income taxes	(1,479)	4,684	5,921	1,151	1,448
Interest expense, net	1,699	14,735	19,516	4,115	5,323
Amortization of intangible assets	2,809	8,867	9,708	2,288	2,623
Depreciation	161	493	637	122	234

EBITDA	$(499)	$35,900	$42,844	$9,390	$11,208
Transaction bonus	25,207	—	—	—	—
Stock-based compensation	—	—	440	—	382

Adjusted EBITDA(2)	$24,708	$35,900	$43,284	$9,390	$11,590

(1)	The non-GAAP combined twelve month period ended December 31, 2004 represents the mathematical addition of the period prior to our acquisition from Agfa, from January 1, 2004 until November 4, 2004, and the period following our acquisition from Agfa, from November 5, 2004 until December 31, 2004. It is being presented for convenience because we believe it more readily identifies key operating trends in our financial performance, such as annual revenue growth and increases in operating expenses that were not significantly impacted by purchase accounting, and that would not be apparent or that may not otherwise be correctly calculated with only separate presentation.

This approach is not consistent with GAAP, it is not an attempt to present pro forma results, and may yield results that are not strictly comparable on a period-to-period basis primarily due to:

(i)	the impact of required purchase accounting adjustments, primarily consisting of the write off of $4.7 million of deferred revenue from the balance sheet of the predecessor entity as of November 4, 2004, and the addition of $78.4 million of intangible assets related to the revaluation of customer relationships, technology and non-compete agreements, and

(ii)	the new basis of accounting established on the closing date of our acquisition from Agfa.

The period subsequent to November 5, 2004 also includes interest expense associated with the $135.1 million in debt incurred to complete the acquisition from Agfa. Prior to this acquisition, Agfa charged Agfa Monotype market rates for any services Agfa or its employees provided to Agfa Monotype. In addition, while we were a subsidiary of Agfa, we licensed our text imaging solutions to customers in Japan through a sublicensing agreement with Agfa-Gevaert Japan Limited, an affiliate of Agfa Monotype. Under the sublicensing agreement, Agfa-Gevaert Japan Limited was entitled to 10% of all license, royalty and service maintenance fees related to the sublicensing of products to our customers in Japan.

As a result of the foregoing, the combined results are not necessarily indicative of what the results for the respective periods would have been had our acquisition from Agfa not occurred.

(2)	Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as an alternative or substitute for GAAP profitability measures such as income (loss) from operations and net income (loss). Adjusted EBITDA as an operating performance measure has material limitations since it excludes the statement of operations impact of depreciation and amortization expense, interest expense, net, the provision (benefit) for income taxes, stock-based compensation and the Transaction Bonus paid in 2004 and therefore does not represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. We have significant intangible assets and amortization expense is a meaningful element in our financial statements and therefore its exclusion from Adjusted EBITDA is a material limitation. We have a significant amount of debt, and interest expense is a necessary element of our costs and therefore its exclusion from Adjusted EBITDA is a material limitation. We generally incur significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of our costs and therefore its exclusion from Adjusted EBITDA is a material limitation. In addition, we expect that stock-based compensation will be increasing in future periods. As a result, Adjusted EBITDA should be evaluated in conjunction with net income (loss) for complete analysis of our profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to Adjusted EBITDA. As Adjusted EBITDA is not defined by GAAP, our definition of Adjusted EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that Adjusted EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of our operating results as reported under GAAP.

From November 2004 through December 31, 2006, we financed our operations primarily through cash from operations and long-term debt from our First and Second Lien Credit Facilities as described above. Prior to November 2004, we financed our operations primarily through cash from operations.

In November 2004, we paid loan origination fees for the term loans totaling $2.8 million that were recorded as a reduction in the proceeds received by us, and accounted for as debt discounts, which, accordingly, were amortized into interest expense over the life of the related loans using the effective interest method, until the recapitalization in August 2005. Upon the August 2005 and July 2006 amendments of the First and Second Lien Credit Facilities, we incurred additional fees to the lenders totaling approximately $1.4 million and $1.9 million, respectively. These fees were also recorded as reductions in the proceeds received by us, and accounted for as debt discounts. Accordingly, they are being amortized into interest expense over the life of the related loans using the effective interest method.

The following table presents our cash flows from operating activities, investing activities and financing activities for the periods presented:

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31, 2007
			2005	2006
	(Predecessor)	(Successor)
Net cash provided by (used in) operating activities	$(1,122)	$(10,992)	$23,436	$19,444	$577
Net cash provided by (used in) investing activities	(482)	(163,740)	885	(65,560)	(203)
Net cash provided by (used in) financing activities	500	183,987	(22,667)	43,256	(2,431)
Effect of exchange rates on cash	306	(18)	(107)	616	355

Total increase (decrease) in cash and cash equivalents	$(798)	$9,237	$1,547	$(2,244)	$(1,702)

Operating Activities

Since 2005, our operating activities have generated positive cash flows. Significant variations in operating cash flows frequently occur because, from time to time, our customers make prepayments against future royalties. Prepayments may be required under the terms of our license agreements and are occasionally made on an elective basis. The timing and extent of such prepayments significantly impacts our working capital.

Net cash provided from operations for the three months ended March 31, 2007 was $577, consisting primarily of $1.6 million in net income, plus non-cash adjustments for depreciation and amortization of $2.9 million and the provision for deferred income taxes of $1.4 million. Net cash used for working capital purposes was $5.6 million, consisting principally of a decrease in accrued expenses of $4.4 million and an increase in prepaid expenses and other assets of $1.7 million. The decrease in accrued expenses was driven primarily by the payment of annual bonuses to employees during the quarter, and the increase in prepaid expenses and other assets was driven primarily by payments of direct costs of our initial public offering. In addition, our accounts receivable increased by $6.0 million and our deferred revenue increased by $7.2 million, both changes primarily due to the billing of prepaid royalties that were contractually due from one customer in the amount of $5.0 million.

Net cash provided by operating activities was $19.4 million in 2006, compared to $23.4 million in 2005. The decrease relates primarily to a reduction in cash received from customers as prepayments against future royalties, partially offset by a reduced use of cash for working capital purposes during 2006, particularly less cash used to pay liabilities related to a deferred compensation plan that was discontinued in 2004, and a decrease in the use of cash for the payment of income taxes. The details of these changes are described below.

In 2006, net cash provided by operating activities consisted of our net income of $7.1 million, plus non-cash adjustments for depreciation and amortization of $10.3 million and other non-cash adjustments totaling $3.3 million, offset in part by net cash used for working capital purposes of $1.2 million. Net cash used for working capital was primarily the result of a decrease in deferred revenue from December 31, 2005 to December 31, 2006. The net decrease in deferred revenue of $4.0 million was primarily due to a single customer with a prepaid balance of $4.5 million at December 31, 2005, that did not make any corresponding prepayments in 2006 and therefore our deferred revenue at December 31, 2006 from this particular customer was zero.

Net cash provided by operating activities in 2005 consisted of our net income of $7.1 million, plus non-cash adjustments for depreciation and amortization of $9.4 million, other non-cash adjustments totaling $3.4 million and net cash provided from working capital of $3.5 million. Net cash from working capital resulted principally from the increase in deferred revenue of $7.6 million due primarily to the significant prepayment of royalties by a customer described above, partially offset by $3.5 million of cash used to pay deferred compensation liabilities due under the company’s long-term incentive compensation program, which was discontinued during 2004.

For the period November 5, 2004 through December 31, 2004, net cash used in operating activities was $11.0 million, consisting primarily of payment of $19.1 million of transaction bonuses to certain employees and officers of Agfa Monotype in connection with our acquisition from Agfa. These payments were partially offset by our net income of $1.9 million, plus non-cash adjustments totaling $3.2 million and other net cash from working capital of $3.0 million.

Net cash used in operating activities for the period from January 1, 2004 through November 4, 2004 was $1.1 million, primarily due to a net loss for the period of $5.6 million, settling accounts payable to the parent of Agfa Monotype prior to our acquisition of the Company in the amount of $17.0 million, and $7.7 million of cash used for other general working capital purposes. These outflows were partially offset by an increase of $25.2 million in the accrued transaction bonus described above and non-cash adjustments totaling $4.0 million.

Investing Activities

During the three months ended March 31, 2007, cash used in investing activities was $203, consisting primarily of purchases of property and equipment totaling $194.

During 2006, we used $65.6 million in cash for investing activities, which included $53.0 million for the acquisitions of Linotype and China Type Design, $12.0 million for the purchase of exclusive licenses including the intellectual property license associated with the Linotype acquisition and $539 in capital expenditures. We amended our First and Second Credit Lien Facilities in July 2006 to complete the purchase of Linotype and the intellectual property license that was included in the purchase agreement and the acquisition of China Type Design.

Cash provided from investing activities for 2005 was $885 and consisted of a payment on the cash surrender value of life insurance contracts in the amount of $1.8 million. This was partially offset by the purchase of property and equipment of $903.

Cash used in investing activities for the period from November 5, 2004 to December 31, 2004 was $163.7 million and consisted of $163.6 million for the acquisition of Agfa Monotype and $115 in payments for the life insurance contracts related to the deferred compensation plan.

Cash used in investing activities for the period from January 1, 2004 to November 4, 2004 was $482 and was related to $441 in purchases of property and equipment and $41 in payments for the life insurance contracts related to the deferred compensation plan.

Financing Activities

During the three months ended March 31, 2007, cash used in financing activities consisted primarily of payments on our long term debt totaling $2.4 million.

During 2006, we generated $43.3 million in financing activities primarily as a result of $53.9 million of proceeds related to the amendment of our First and Second Credit Lien Facilities in July 2006. This refinancing was to complete the purchases of Linotype and China Type Design. Additionally, we had cash inflows of $111 for the issuance of common stock. These were partially offset from cash used for the principal payments on long-term debt on the First Lien Credit Facility, deferred costs related to our initial public offering, the repurchase of preferred and common stock and the purchase of interest rate cap to hedge the increase in the debt balances from interest rate increases.

Cash used in financing activities for 2005 was $22.7 million. This cash outflow was the result of a $33.6 million payment on long-term debt and the $48.3 million payment on the exchange of preferred stock. This was partially offset by the proceeds of $58.9 million due to the issuance of debt, $300 for the issuance of convertible preferred stock and $227 due to the issuance of common stock.

Cash provided by financing activities for the period from November 5, 2004 to December 31, 2004 was $184.0 million and consisted of $131.1 million in net proceeds from the First and Second Lien Credit Facilities and subordinated debt and $54.6 million from the issuance of convertible preferred stock which were used to fund the acquisition of Agfa Monotype. These cash inflows were partially offset by $959 of cash used to purchase interest rate caps to hedge our exposure of interest rate volatility resulting from the variable interest rates on our credit facilities and $750 in payment on our long-term debt.

Cash provided by financing activities for the period from January 1, 2004 to November 4, 2004 was $500 and consisted of $53.3 million in cash dividends paid to Agfa, which was offset by the return of the investment in the cash management arrangement made in 2003 of $43.7 million and $10.1 million in loan repayment received from Agfa.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2006:

	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years

Long-term debt	$207,491	$13,105	$25,480	$168,906	$—
Lease obligations	5,172	2,285	1,968	919	—
License fees	2,800	900	1,800	100	—

Off-Balance Sheet Arrangements

As of December 31, 2005 and 2006 and March 31, 2007, we did not have any relationships with unconsolidated entities, often referred to as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and computer equipment, and derivative financial instruments discussed in “— Quantitative and Qualitative Disclosures about Market Risk”, we do not engage in off-balance sheet financing arrangements.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The statement is effective for the fiscal years beginning after November 15, 2007. We have not completed our assessment of the impact of the new statement on the financial statements, but the adoption of the statement is not expected to have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of the plan is measured as the difference between plan assets at fair value and the benefit obligation. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on our financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS No. 158 did not have an effect on our consolidated financial condition at December 31, 2005 or 2004. SFAS No. 158’s provisions regarding the change in the measurement date of post-retirement benefit plans did not have any effect on our consolidated financial statements, since the liability for the Plan was measured upon our acquisition of Linotype. See Note 7 to our audited financial statements for further discussion of the effect of adopting SFAS No. 158 on our consolidated financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108, which was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB 108 provides interpretive guidance on the consideration of the effects of prior year misstatements for the purpose of materiality assessment and allows application of its provisions either by (1) restating prior financial statements or (2) recording the cumulative effect of applying the guidance as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. SAB 108 was effective for the year ended December 31, 2006. Adoption did not result in either a restatement of our prior year financial statements or a cumulative adjustment.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the impact this pronouncement may have on our results of operations and financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Revenue and Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Cash equivalents consist primarily of bank deposits and overnight repurchase agreements. Our cash and cash equivalents within the United States are placed primarily with high credit-quality financial institutions, which are members of the FDIC. Deposits of cash held outside the United States totaled approximately $3.9 million, $5.2 million and $3.2 million at December 31, 2005 and 2006, and March 31, 2007, respectively.

We grant credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from our customers. An allowance for uncollectible accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. As of March 31, 2007, one customer accounted for 48% of our accounts receivable. As of December 31, 2005 and 2006, no customer individually accounted for 10% or more of our accounts receivable. Due to the nature of our quarterly revenue streams derived from royalty revenue, it is not unusual for our accounts receivable balances to include a few customers with large balances. Historically, we have not recorded material losses due to customers’ nonpayment.

For the year ended December 31, 2004 and 2005, one customer accounted for 15% and 13% of our total revenue, respectively. For the year ended December 31, 2006 and the three months ended March 31, 2007, no customer accounted for more than 10% of our revenue.

Derivative Financial Instruments

We use interest rate derivative instruments to hedge our exposure to interest rate volatility resulting from our variable rate debt, as more fully described in Note 11 to our financial statements appearing at the end of this prospectus. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, or SFAS 133, requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships, including a requirement that all designations must be made at the inception of each instrument. As we did not make such initial designations, SFAS 133 requires changes in the fair value of the derivative instrument to be recognized as current period income or expense.

The fair value of derivative instruments is estimated based on the amount that we would receive or pay to terminate the agreements at the reporting date. In December 2004, we entered into two interest rate cap contracts in the notional amounts of $70.0 million and $30.0 million. The $70.0 million interest rate cap expires in November 2007 and the $30.0 million interest rate cap expired in November 2006. We entered into a third interest rate cap contract in September 2005, in the notional amount of $50.0 million expiring in September 2008, and in August 2006 we entered into a fourth interest rate cap in the amount of $60.0 million expiring in August of 2008. Under these contracts, to the extent that LIBOR exceeds a fixed maximum rate, we will receive payments on the notional amount. The total fair value of these financial instruments at December 31, 2005 and 2006 and March 31, 2007 were approximately $1.4 million, $955 and $696, respectively. For 2004, 2005 and 2006, and the three months ended March 31, 2007, we recognized a loss of approximately $238, a gain of approximately $503, a gain of approximately $490 and a loss of approximately $259, respectively. These amounts have been included in other income and expenses in the accompanying consolidated statements of operations.

Foreign Currency Translation

In accordance with SFAS No. 52, Foreign Currency Translation, or SFAS 52, all assets and liabilities of our foreign subsidiaries whose functional currency is a currency other than U.S. dollars are translated into U.S. dollars at an exchange rate as of the balance sheet date. Revenue and expenses of these subsidiaries are translated at the average monthly exchange rates. The resulting translation adjustments as calculated from the translation of the foreign subsidiaries to U.S. dollars are recorded as a separate component of stockholders’ equity.

We also incur foreign currency exchange gains and losses related to certain customers that are invoiced in U.S. dollars, but who have the option to make an equivalent payment in their own functional currencies at a specified exchange rate as of a specified date. In the period from that date until payment in the customer’s functional currency is received and converted into U.S. dollars, we can incur realized gains and losses. Beginning in September 2005, to mitigate this exposure we began to utilize forward contracts with maturities of 90 days or less to hedge our exposure to these currency fluctuations. Any increase or decrease in the fair value of the forward contracts is offset by the change in the value of the hedged assets of our consolidated foreign affiliate. For 2005 and 2006, we incurred an exchange loss of $1.4 million and a gain of $592, respectively. In the years prior to 2005, currency hedging activities were handled by Agfa and we did not incur either gains or losses. At December 31, 2005 and 2006, we had no outstanding forward contracts. At March 31, 2007, one currency contract was outstanding with fair value unchanged on the last business day of the quarter from the date the contract was entered into.

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations for the nine fiscal quarters ended March 31, 2007. This information reflects all normal non-recurring adjustments that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. The results for any quarter are not necessarily indicative of results that may be expected in any future period.

(in thousands, except share and per share data)

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
Revenue:
OEM	$14,127	$14,151	$15,485	$15,310	$14,794	$15,625	$17,369	$16,480	$17,263
Creative professional	3,435	4,134	3,250	3,884	3,672	3,879	5,417	8,968	8,447

Total revenue	17,562	18,285	18,735	19,194	18,466	19,504	22,786	25,448	25,710

Cost of revenue	2,193	2,366	2,240	2,714	2,132	2,093	2,327	1,753	2,747
Cost of revenue—amortization of acquired technology	602	602	602	602	675	675	829	842	844
Marketing and selling	2,803	3,155	2,788	2,984	3,043	3,164	4,250	4,474	4,531
Research and development	2,393	2,928	2,290	3,057	2,928	2,997	3,802	4,086	4,049
General and administrative	1,172	1,248	1,357	1,862	1,817	1,789	2,067	4,439	3,536
Amortization of other intangible assets	1,614	1,615	1,615	1,615	1,613	1,614	1,663	1,797	1,779

Total costs and expenses	10,777	11,914	10,892	12,834	12,208	12,332	14,938	17,391	17,486

Income from operations	6,785	6,371	7,843	6,360	6,258	7,172	7,848	8,057	8,224

Interest expense	3,016	3,013	4,738	4,126	4,131	3,929	6,411	5,216	5,344
Interest income	(24)	(51)	(65)	(18)	(16)	(66)	(30)	(59)	(21)
Other (income) expense, net	(296)	1,305	(320)	130	(722)	(588)	(699)	(1,155)	(127)

Total other expenses	2,695	4,267	4,353	4,238	3,393	3,275	5,682	4,002	5,196

Income before provision for income taxes	4,089	2,104	3,490	2,122	2,865	3,897	2,166	4,055	3,028

Provision for income taxes	1,636	842	1,403	803	1,151	1,528	1,784	1,458	1,448

Net income	$2,453	$1,262	$2,087	$1,319	$1,714	$2,369	$382	$2,597	$1,580

Earnings (loss) per common share data:
Basic	$0.05	$0.00	$0.02	$(0.17)	$(0.68)	$(0.83)	$(2.77)	$(2.77)	$(4.35)
Diluted	$0.05	$0.00	$0.02	$(0.17)	$(0.68)	$(0.83)	$(2.77)	$(2.77)	$(4.35)
Weighted average number of shares:
Basic	1,371,560	1,371,560	1,371,560	1,553,748	2,079,716	2,268,776	2,440,192	2,625,380	2,786,916
Diluted	27,295,852	27,313,872	27,545,200	1,553,748	2,079,716	2,268,776	2,440,192	2,625,380	2,786,916

We generally recognize OEM revenue upon receipt of royalty reports from our OEM customers. This is usually the quarter after they ship a product that includes our text imaging solutions. Historically we have experienced lower revenue in the first quarter of the calendar year than in the preceding quarter due to the timing of some contractual payments of licensing fees from our OEM customers. In addition, our OEM revenue in the fourth quarters of 2005 and 2006 declined compared to the prior quarters due to the timing of product delivery and billings to a significant customer. Our creative professional revenue also fluctuates from quarter to quarter, and historically has been lowest in the first and third quarters of the year. Creative professional revenue was up substantially in the fourth quarter of 2006 and first quarter of 2007 compared to the prior quarters due to the inclusion of Linotype for a full quarter. The margin on our products varies and is lower on custom work and some creative professional products than it is on OEM products. As a result, cost of revenue varies with product mix. In addition, our cost of revenue dropped when we acquired Linotype and China Type Design, and we were able to eliminate the royalties we paid them on consolidation. In the fourth quarter of 2006, our cost of revenue was low because we benefited from three months of Linotype and China Type Design ownership, had less custom revenue and shipped higher margin products than in the previous quarter. In the first quarter of 2007, we benefited from the ownership of Linotype and China Type Design, and our cost of revenue as a percentage of total revenue was lower than in the first quarter of 2006, but the benefit was partially offset because we had more custom revenue and shipped more lower margin products. General and administrative expenses were substantially higher in the fourth quarter of 2006 due to a one-time expense related to audits and the preparation of prior financial statements in accordance with U.S. GAAP for Linotype as well as expenses related to preparing to be a public company. Our effective tax rate for the quarter ended September 30, 2006 was higher than that of our other quarters due to transactions with our foreign subsidiaries that were deemed to be dividends for income tax purposes. We do not believe that a quarter to quarter comparison of our financial information is the most accurate way to evaluate our financial performance.

BUSINESS

Overview

We are a leading global provider of text imaging solutions. Our technologies and fonts enable the display and printing of high quality digital text. Our software technologies have been widely deployed across and embedded in a range of CE devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. In the laser printer market, we have worked together with industry leaders for over 15 years to provide critical components embedded in printing standards. Our scaling, compression, text layout, color and printer driver technologies solve critical text imaging issues for CE device manufacturers by rendering high quality text on low resolution and memory constrained CE devices. We combine these proprietary technologies with access to over 9,000 typefaces from a library of some of the most widely used designs in the world, including popular names like Helvetica and Times New Roman. We also license our typefaces to creative and business professionals through custom font design services, direct sales and our e-commerce websites fonts.com, itcfonts.com, linotype.com and faces.co.uk, which attracted more than 20 million visits in 2006 from over 200 countries.

Our customers include:

•	mobile phone makers Nokia, Motorola and Sony Ericsson;

•	eight of the top ten laser printer manufacturers based on the volume of units shipped worldwide;

•	digital television and set-top box manufacturers TTE Technology, Toshiba and JVC; and

•	multinational corporations Agilent, British Airways and Barclays.

Our text imaging solutions are embedded in a broad range of CE devices and are compatible with most major operating environments and those developed directly by CE device manufacturers. We partner with operating system and software application vendors Microsoft, Apple, Symbian, QUALCOMM and ACCESS (PalmSource). We estimate that our technologies and fonts were embedded in over 50% of the laser printers shipped in 2006. Additionally, we are an active participant in the development of industry standards.

Our key text imaging technologies include:

•	Font Scaling, Compression and Rasterizing Technologies

•	Our iType font scaling engine enables the high quality display of text in every major language and in any size on memory constrained CE devices.

•	Our Universal Font Scaling Technology enables the efficient, high-quality rendering of printed text in a wide array of fonts.

•	Our Asian Compression for TrueType enables the accurate and extremely fast rendering of high-quality Asian typefaces for both display and laser printer imaging.

•	Text Layout Engines

•	Our WorldType Layout Engine enables CE devices to display text accurately in complex languages, including Indic, Arabic and Hebrew scripts.

•	Printer Driver Kits

•	Our printer driver kits enable laser printer manufacturers to create customized laser printer drivers that allow applications to print as intended.

•	Imaging Tools

•	Our ColorSet imaging tools enable printer manufacturers complete control over high-quality color reproduction while minimizing development time.

Industry Overview and Market Opportunity

Font technology has evolved rapidly with the increase in the functionality of CE devices. The latest generation of digital font technology focuses on scalable fonts rather than bitmaps. Bitmaps require the storage of images for each individual character and size, which limits deployment across multiple CE devices. Scalable fonts are more flexible, compressed and memory efficient.

CE devices are marketed globally and increasingly require robust multi-media functionality. Consumers are increasingly acquiring rich digital media content from service providers, over the Internet, as packaged media and from other users. CE device manufacturers must display text from these different sources, provide consistent look and feel across CE devices, support worldwide languages and provide enhanced navigation and personalization. Laser printer manufacturers are utilizing text imaging solutions to enhance functionality and add features.

Consumers want to access content anywhere, anytime and on any CE device. As technologies enable a revolution where media moves seamlessly from one CE device to another, scalable text imaging technologies that are optimized for these CE devices become critical. For example, PC-like rich media functionality is moving to the mobile phone platform, driving the adoption of robust scalable text and digital televisions are incorporating scalable text for navigation and connectivity.

The rapid change in the capabilities and functionality of multimedia enabled CE devices, together with the increased reliance by laser printer manufacturers on enhancing technologies to drive value, favor comprehensive global text imaging solutions.

The market for laser printers and digital copiers is generally more mature and stable than the rest of the CE device market, and this has resulted in commoditization at the lower-end of the market. Laser printer manufacturers have responded by increasing the functionality of their products, with advancements such as a larger number of embedded fonts and color output, scanning and copying capabilities. This increasing functionality is in turn driving the advancement of the printer industry, particularly the laser printer industry which accounts for a significant portion of the printer market. A March 2007 IDC report estimates that more than 33 million laser printers, which includes single function and multi-function laser printers, were shipped in 2006 generating $41 billion in revenue for laser printer manufacturers.

Graphic designers, advertisers, printers, publishers and other creative and business professionals also rely heavily on fonts to convey meaning and to differentiate brand identity. For example, creative and business professionals at multinational corporations are increasingly tasked with creating solutions that extend branding and marketing communications into new markets around the world. Creative and business professionals historically acquired fonts primarily from local or regional distributors or dealers. However, we believe online font vendors have become the preferred channel to acquire fonts due to the larger selection, greater ease of use, and the ability to easily access font libraries from anywhere.

OEMs and creative and business professionals are increasingly demanding comprehensive text imaging solutions with flexible technologies that can be rapidly integrated into their products. In the CE device market, advanced text imaging solutions, including scalable and multilingual type that is optimized for CE device memory and display limitations, are critical in supporting text portability. We believe laser printer manufacturers are utilizing text imaging solutions to enhance functionality and combat declining prices. In addition, creative and business professionals like graphic designers and advertising agencies are turning to text imaging solutions more frequently for branding and marketing in today’s increasingly global business environment. As a result, OEMs and creative and business professionals are demanding advanced text imaging solutions that are powerful and easy to use, and that continue to develop and evolve to address their text imaging needs.

Competitive Strengths

Our text imaging solutions provide critical technologies and fonts for users that require the ability to display or print high quality digital text. Our core strengths include:

Technological and Intellectual Property Leadership.    We are a leading global provider of text imaging solutions for laser printers. We have achieved this leadership position by combining our proprietary technologies with an extensive font library that includes many of the world’s most popular typefaces. We are leveraging our intellectual property and experience in this market to secure a leading position in other high volume CE device categories. For example, we currently ship our text imaging solutions on mobile phones manufactured by three of the largest manufacturers of mobile phones by unit-volume. We have also established footholds in the digital television, digital camera and other emerging CE device categories.

Established Relationships with Market Leaders.    We benefit from established relationships with our OEM customers, many of which date back 15 years or more. We work collaboratively with them and obtain insight into their product roadmap and future requirements. Because our technologies and fonts are embedded in the hardware of our customers’ CE devices, it would be costly and time-consuming to replace them. Our OEM customers include many of the largest and most successful companies in each of the markets that we serve. In the mobile phone and CE device space, we provide technologies to market leaders Nokia, Motorola and Sony Ericsson. In the laser printer market our customers include eight of the top ten laser printer manufacturers based on the volume of units shipped worldwide. Our operating system and application partners include Microsoft, Apple, QUALCOMM and Symbian.

International Presence and Technologies Designed to Serve the Global Market.    In 2006 and the three months ended March 31, 2007, 56.5% and 64.0%, respectively, of our revenue was derived from sales by our operating subsidiaries located in Japan, the United Kingdom, Germany and China. Our customers are located in the United States, Asia, Europe and throughout the world. Our technologies and font IP are critical to our OEM customers that manufacture high volume CE devices that have multimedia functionality and multinational distribution. We support all of the world’s major languages and have specifically designed scalable font rendering technologies for displaying rich content in Asian and other non-Latin languages. We enable OEM customers to engineer a common platform supporting multiple languages, reducing their cost and time to market and increasing product flexibility. Increasingly, the center of design, manufacturing and consumption of CE devices is in China, Japan and Korea. We have over 15 years of experience partnering with Asian companies like Ricoh, Toshiba and Kyocera Mita. Additionally, through our acquisition of China Type Design, we have expanded our text imaging solutions portfolio and our international presence.

Strong Web Presence and Font Design Services.    We have built an extensive customer base of creative and business professionals to whom we license fonts. Our flagship website with the intuitive domain name, fonts.com, along with our other e-commerce websites, including the European site linotype.com, provide us with a substantial web presence offering over 100,000 font products. We have also provided custom font design and branding services to many multinational corporations.

Attractive Business Model.    We have a large, recurring base of licensing revenue that is based, in part, on multi-year financial commitments by our OEM customers. In addition, our revenue is highly visible due to our established relationships with our OEM customers and due to quarterly royalty reports we receive from those customers. As a technology licensing business, we generate significant cash flows from incremental OEM revenue. We have a relatively low cash tax rate which increases our cash flows. We have low capital requirements, which drive high returns on invested capital.

Experienced Leadership and Employee Base.    Our senior management has an average of 16 years of experience in the text imaging solutions business. Robert M. Givens, our Chairman of the board of directors, and Douglas J. Shaw, our President, Chief Executive Officer and director, have presided over the successful introduction of our text imaging solutions in each of our served markets for over 20 years. Our Chief Financial Officer, Jacqueline D. Arthur, brings significant public company experience from previous positions. John L. Seguin, our Executive Vice President, is a long-time veteran of companies that supply technologies to the CE device industry. Many of the members of our sales, engineering and support staff have been with us since we began serving OEMs and creative and business professionals. As a result, there is significant continuity between our team and our key customers.

Our Strategy

Our objective is to extend our position as a leading global provider of text imaging solutions. We intend to:

Increase Penetration of our Technologies and Fonts into Emerging CE Device Categories.    We believe our technologies and fonts are increasingly vital to the mass-market success of certain high growth CE device categories like high-end mobile phones, digital televisions, set-top boxes and digital cameras. We have an established base of customers in these CE device categories and we intend to increase our targeted sales activities to add new customers and increase the number of products, models, applications and systems in which our technologies and fonts are embedded. We intend to market our text imaging solutions for inclusion in emerging CE device categories with sophisticated display imaging needs like high definition DVD players and DVD recorders and in-vehicle entertainment devices. In addition, we intend to extend our reach into new products, customers and models by continuing to partner with leading independent software vendors.

Extend our Leadership Position with Enhanced Technologies in the Laser Printer Market.    While the laser printer market has been growing at a slower pace than the market for other CE devices, we have historically sustained consistent growth by anticipating and rapidly adapting to changes in this market. For example, we tailored our products to support PCL and PostScript and, in anticipation of the upcoming release of Microsoft Windows Vista, are prepared to support XPS and the increased font offering that will be part of Microsoft Windows Vista. As laser printers evolved from analog and monochrome to digital and color printers and, more recently to multi-function printers, we also enhanced our existing compression technologies and imaging tools to maintain the high quality rendering of printed text in these new CE devices. We also introduced new products like our printer driver kits and color tools to address the increasing demand for customized driver applications. We intend to leverage our extensive experience in this market and our long standing relationships with laser printer manufacturers to maintain our leadership position in the laser printer market.

Leverage our Installed Base of Leading OEM Customers by Providing New Technologies and Fonts.    Our customers include many of the largest manufacturers in the CE device markets as well as independent software vendors and we continually seek to develop new technologies and fonts to serve these customers. By providing additional technologies and fonts, we seek to leverage our core relationships to maintain or increase the average selling prices of our text imaging solutions and to further penetrate our existing OEM customer base. Such technologies include worldwide language support products for laser printer manufacturers optimized for the Microsoft Windows Vista platform and new products and technologies for multi-function and color printers.

Expand and Deepen our Global Presence, Particularly in Asia.    We intend to drive our revenue growth by leveraging our knowledge of global markets and our global operations. We believe that the expected continued economic growth in Asia will further the demand for Asian text imaging solutions. Through organic expansion and acquisitions, including our recent acquisition of China Type Design, we are increasing our ability to service CE device manufacturers and consumers throughout the world. We intend to focus on the Chinese, Japanese and Korean language markets for laser printers and digital copiers, which together represent approximately 25% of the total global laser printer market. We believe that there are significant growth opportunities in these markets due to our limited penetration to date.

Continue to Develop our Online Offerings and Services.    We have a strong online presence with our websites fonts.com, itcfonts.com, linotype.com and faces.co.uk. These websites attracted more than 20 million visits in 2006 from over 200 countries. We believe there are opportunities to increase our revenue per visitor by continuing to offer innovative solutions to this community of users, as well as to benefit from growth in web traffic at these sites. We intend to leverage our web presence to capitalize on the emerging trends in the CE device markets like the demand for personalization of CE devices.

Selectively Pursue Complementary Acquisitions, Strategic Partnerships and Third-Party Intellectual Property.    We intend to pursue selected acquisitions, strategic partnerships and third-party intellectual property to accelerate our time to market with complementary text imaging solutions, penetrate new geographies and enhance our intellectual property portfolio. We believe that the market for laser printer and other text imaging technologies is still fragmented. We have a demonstrated track record of identifying, acquiring and integrating companies that enhance our intellectual property portfolio.

Our Products

We develop text imaging solutions that enable the display and printing of high quality text in all of the world’s major languages and are compatible with most major operating environments and those developed directly by CE device manufacturers. Our proprietary technologies address critical text imaging needs for CE device manufacturers by rendering high quality text on low resolution and memory constrained CE devices. We combine these proprietary technologies with access to over 9,000 typefaces. Our key text imaging technologies include:

Font Scaling, Compression and Rasterizing Technologies.    Our iType font scaling engine renders high quality text on the small screens of CE devices, including mobile phones, hand-held computers, video game consoles and set-top boxes in virtually any language and any size. The iType engine is fully compatible with industry-standard font formats of TrueType and OpenType as well as our proprietary format for stroke-based Asian fonts. iType is designed to be embedded into a wide range of memory constrained CE devices, software applications and operating systems and delivers enhanced display quality and cost savings for CE devices over static font technology, such as bitmaps. Our technology reduces the CE device manufacturer’s test time, time-to-market and cost of deployment. The iType engine also has low memory requirements, multi-lingual character support, including non-Latin languages, and compatibility with the majority of vendor interfaces. Our newly introduced iType 3.0 SmartHint technology provides improved scalability for smaller sizes of Asian fonts that include numerous strokes. This innovative and proprietary technology preserves correct spatial relationships in text characters and intelligently eliminates strokes while preserving the integrity of each character. iType is fully compatible with NTT DoCoMo’s i-mode access platform and supports Federal Communications Commission’s requirements for closed captioning on digital and analog televisions.

Our font scaling engine and font compression technologies for laser printers reside within the laser printer font subsystem in the form of embedded software, which enables laser printers to render high quality text through a fast, memory-efficient font compression system. Our primary laser printer imaging products are our font scaling engine, Universal Font Scaling Technology, or UFST, and a patented font compression technology, MicroType. Our font scaling engine and font compression technologies are compatible with virtually all font formats and CE device manufacturers’ standards, including PostScript and PCL. We currently license these products to over 60 laser printer manufacturers worldwide.

We have also developed Asian Compression for TrueType, or ACT, font compression technology for the highly demanding font requirements of Asian and other non-Latin languages. Resident within the UFST or iType engines, as applicable, the ACT font compression technology can reduce Asian font memory requirements by up to 70 percent over alternative technologies. ACT produces accurate and fast rendering of high-quality Asian typeface images for laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras.

Text Layout Engine.    WorldType Layout Engine is designed for building complex language subsystems, including left-reading and right-reading languages displayed in a single line, which allow CE devices to display multilingual text. The positioning and layout of complex languages and scripts, like Indic, Arabic, and Hebrew scripts, must follow rules for character shaping and construction based on the line of text. Even within each specific language, these rules can be variable from line to line depending on the context of a written message or how it may be edited. Once integrated into an operating system or application, WorldType Layout Engine can handle various intricacies including line layout, contextual character shaping or substitution, ligatures, combined characters and bi-directional text flow. WorldType Layout Engine works with either our iType or UFST technology and can automatically interpret linguistic traits that are part of the complex writing systems of Hindi, Arabic and other languages, which is an important feature in CE devices such as mobile phones.

Printer Driver Kits.    Our printer driver kits, or PDKs, enable the creation of customized printer drivers by providing software tools that allow applications to print as intended. The Graphics PDK for PDL-based laser printers and the Image PDK for host-based laser and ink jet printers are compliant with Microsoft Windows printing architecture and contain source code for both the core driver and the graphical user interface. In anticipation of the release of Microsoft Windows Vista operating system we will be making available drivers that will be compliant with Microsoft’s new XPS printing language.

Imaging Tools.    Our ColorSet imaging tools for laser printer manufacturers give our OEM customers complete control over high-quality color reproduction while minimizing development time. We offer three ColorSet tool kits. ColorSet Management Module Tool Kit ensures consistent color mapping between input and output CE devices. ColorSet Profile Tool Kit saves time creating profiles and editing applications. ColorSet Screening Tool Kit maximizes image quality in color laser printers. Each of these kits allows our OEM customers to maximize image quality on color laser printers while supporting industry standards.

Font Products and Services.    A key component of our text imaging solutions is our library of over 9,000 typefaces, which includes fonts owned by us and fonts that we have licensed from third parties. Our library has three components: the Monotype library, the Linotype library and the ITC library. The Monotype library includes a license to certain fonts owned by The Monotype Corporation and licensed to us by Microsoft Licensing GP, both wholly-owned subsidiaries of Microsoft Corporation, including some of the most popular fonts such as Arial and Times New Roman. In certain cases, the license is exclusive. The Linotype library includes Helvetica and Univers and the ITC library includes ITC Avant Garde and ITC Bookman. We have strong relationships with a broad network of highly talented font designers that we leverage to ensure that new fonts are continually being added to our library.

Our core sets of fonts consist of the PCL 6 and PostScript 3 font collections. These fonts are designed for compatibility with HP and Adobe font specifications.

We have designed fonts for CE devices that meet government and industry specifications and address the needs of OEMs. For example, our closed caption font set supports the Federal Communications Commission’s requirements for closed captioning display on digital and analog television sets. We also offer Japanese fonts that conform to Japan’s Association of Radio Industries and Business data coding and transmission specification for digital broadcasting. Our stroke-based fonts are optimized for CE device memory and display limitations. Also, some of our fonts were designed especially for low-resolution CE devices such as television screens.

Creative and business professionals historically acquired fonts primarily from local or regional distributors or dealers. However, more recently, online font vendors have become the preferred method for creative and business professionals to acquire fonts due to the larger selection, ease of use and the ability to access font libraries from anywhere. During 2006, our e-commerce websites fonts.com, itcfonts.com, linotype.com and faces.co.uk attracted 20 million visits from over 200 countries and allow creative and business professionals to purchase and download over 100,000 high quality font products. In addition to our online offerings, creative and business professionals are able to license font packages on a multi-user basis. We also provide custom font design services for corporate branding and identity purposes.

Font Management Technology.    Our Fontwise technology allows creative and business professional customers to audit, manage and purchase font licenses. The Fontwise client-server software scans the corporate network and reports on all font files found, identifying fonts for which the user does not have a license and allows the user to enter into the required licenses with us or the relevant font supplier or publisher.

Our FontExplorer X font management software allows the end-user to identify fonts required to view and print a given document as the original author intended and provides an easy way to license that font.

Our Customers

Our customers are among the world’s leading CE device manufacturers and creative and business professionals, including:

•	mobile phone makers Nokia, Motorola and Sony Ericsson;

•	eight of the top ten laser printer manufacturers based on the volume of units shipped worldwide;

•	digital television and set-top box manufacturers TTE Technology, Toshiba and JVC;

•	multinational corporations Agilent, British Airways and Barclays.

In 2006, our top ten licensees by revenue accounted for approximately 53.0% of our total revenue. See “Note 15—Segment Reporting” for financial information about foreign countries from which we derive revenue.

Sales and Marketing

Our OEM sales efforts are focused on large CE device manufacturers and independent software vendors with whom we seek to establish long-term relationships. Our creative and business professional sales representatives directly target prospective corporate clients and specialty dealers to whom we may provide our fonts and custom font design services. As of March 31, 2007, our global sales team included 47 sales and sales support personnel located throughout our offices worldwide.

Our marketing organization works to deliver a consistent message detailing our capabilities and to develop new avenues for presenting our text imaging solutions. Our marketing efforts are principally focused on promoting our websites fonts.com, itcfonts.com, linotype.com and faces.co.uk through affiliate programs, search engine optimization and email marketing which drive traffic to our websites. Once at our websites, creative and business professionals can find recent typographic news, read typeface designer profiles and access a wealth of educational content, in addition to a selection of over 100,000 font products.

We promote all of our text imaging solutions through a combination of newsletters, print advertising and attendance at conferences and tradeshows. Our email marketing communications, comprised of a registered user-base who has opted-in to receive our emails, include font-related articles, company news and news articles and product offerings. We also maintain our corporate website at monotypeimaging.com, which focuses on promoting our corporate identity and our offerings for our OEM customers. We have a non-profit organization based in the United Kingdom, the Monotype Foundation, which provides scholarships to students studying typography and increases our visibility overseas.

Employees and Consultants

As of March 31, 2007, we employed 237 persons in addition to 71 consultants. We have an exclusive relationship with Creative Calligraphy Center, a consulting firm that provides font design and production services in China.

None of our employees or consultants are represented by a union or covered by a collective bargaining agreement. Our Linotype employees are represented by a work council. This work council has the right to participate in certain decisions by Linotype, including operational changes, like relocation of the business or change-in-control transactions, and social matters, like wages and salaries and working hours. We believe that our relations with our employees and consultants are good.

Intellectual Property

We rely on a combination of copyright, patent and trademark laws and on contractual restrictions to establish and protect proprietary rights in our technologies and fonts. Whenever possible, we enter into non-disclosure agreements with our suppliers, partners and others to limit access to and disclosure of our proprietary information.

We apply for U.S. patents with respect to our technologies and seek copyright registration of our software and U.S. and international trademark registration of our marks in those instances in which we determine that it is competitively advantageous and cost effective to do so. We have been granted a total of eight patents by, and have 13 patents pending with, the U.S. Patent and Trademark Office. Our most important patents are related to our MicroType font compression technology, subpixel rendering technology and ACT technology. We have unregistered trademarks and registered trademarks where appropriate, on the key fonts of our font libraries. We intend to continue our policy of taking all measures we deem necessary to protect our patent, copyright, trade secret and trademark rights.

Some of our fonts are owned by third parties and are licensed to us under exclusive and non-exclusive licenses. We have also collaborated with third parties in the production and development of fonts.

Competition

Our text imaging solutions compete with the solutions offered by a variety of companies, including vendors of laser printer and display imaging technologies and printer drivers and providers of fonts. We compete principally on the basis of our technical innovation and engineering expertise, the breadth of our font offerings and the overall performance of our text imaging solutions, including reliability and timely delivery. Competition with our solutions principally comes from Adobe and Bitstream, but we also compete with local providers of text imaging solutions whose solutions are specific to a particular country’s language. We also compete with FreeType, an open source collaborative organization that provides its Linux font rendering code for free, and with printer driver provider Software Imaging. The competition for our fonts and custom font design services generally comes from companies offering their own typeface libraries and custom typeface services, including Bitstream and Adobe, font foundry websites, font-related websites and independent professionals. More generally, we also compete with in-house resources of our OEM customers in the areas of font, driver and color technologies.

Some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do, may enjoy greater name recognition than we do, or may have more experience or advantages than we have in the markets in which they compete. Further, many of the CE devices that incorporate our solutions also include solutions developed by our competitors. As a result, we must continue to invest significant resources in product development in order to enhance our text imaging solutions and introduce new high-quality solutions to meet the wide variety of such competitive pressures. Our ability to generate revenue from our business will suffer if we fail to do so successfully.

Facilities

We lease approximately 32,000 square feet of space for our headquarters facilities in Woburn, Massachusetts under an agreement that expires in February 2011. We also maintain eight additional leased facilities in Mount Prospect, Illinois, Redwood City, California, Boulder, Colorado, Salfords, United Kingdom, Berkshire, United Kingdom, Tokyo, Japan, Hong Kong, China and Bad Homburg, Germany. We do not consider any specific leased facility to be material to our operations. We believe equally suited facilities are available in several other areas throughout the United States and abroad.

Legal Proceedings

On October 30, 2006, Adobe filed an action in the United States District Court of the Northern District of California against Linotype alleging that Linotype breached its obligations under agreements between Linotype and Adobe by failing to pay all royalties due under those agreements, submitting inaccurate royalty reports and using the fonts licensed under those agreements improperly and without authorization. Adobe requests unspecified money damages, a declaratory judgment, costs and attorneys’ fees. On March 2, 2007, the court entered an order staying the action until August 15, 2007. We intend to vigorously contest the action.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers, including their ages as of June 1, 2007:

Name	Age	Position
Douglas J. Shaw	52	President and Chief Executive Officer and Director
Jacqueline D. Arthur	58	Senior Vice President, Chief Financial Officer and Assistant Secretary
John L. Seguin	52	Executive Vice President
Jeffrey J. Burk	54	Vice President, Treasurer and Assistant Secretary
David R. DeWitt	49	Vice President and General Manager, Creative Professional
Janet M. Dunlap	42	General Counsel and Secretary
Geoffrey W. Greve	49	Vice President, Font Development
Steven R. Martin	45	Vice President, Engineering and Development
John H. McCallum	51	Managing Director, Monotype Imaging Ltd.
David L. McCarthy	49	Vice President and General Manager, OEM Sales
Patricia J. Money	50	Vice President, Human Resources
Jack P. Murphy	58	Vice President, Research and Development
Frank Wildenberg	40	Managing Director, Linotype GmbH
Robert M. Givens	62	Chairman of the Board of Directors
A. Bruce Johnston(1)(3)	47	Director
Roger J. Heinen, Jr.(1)(3).	56	Director
Pamela F. Lenehan(2)(3)	54	Director
Jonathan W. Meeks(2)	34	Director
Peter J. Simone(1)(2)	59	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

Douglas J. Shaw.    Mr. Shaw has served as our President and Chief Executive Officer since January 2007. From November 2004 until December 2006, he served as our Senior Vice President and has served as a member of our board of directors since our acquisition from Agfa in November 2004. From October 1988 until November 2004, Mr. Shaw served in various capacities with Agfa and, beginning in 2000, as the Senior Vice President of Agfa Monotype. From May 1981 until it was acquired by Agfa in 1988, Mr. Shaw was employed by Compugraphic Corp. He co-founded the Font Technologies division of Compugraphic Corp. with Mr. Givens in October 1986. Mr. Shaw holds a bachelor’s degree in accounting from Boston College and a master’s degree in business administration from Babson College.

Jacqueline D. Arthur.    Ms. Arthur has served as our Senior Vice President and Chief Financial Officer since May 2005. From November 2002 until May 2005, she was the Chief Financial Officer of Aprisma Management Technologies, a business service management software company. From November 2001 until November 2002 she was an independent consultant, advising technology companies on capital raising and acquisitions. From 1991 until 1994, Ms. Arthur was the Chief Financial Officer of T Cell Sciences, a biotechnology company. From 1994 until 1997, she was the Chief Financial Officer of CP Clare, a provider of semiconductor and electromagnetic relays, switches, and specialized electronic components. She took CP Clare public in 1995. In addition, Ms. Arthur served on the board of directors of Banknorth Group, Inc. from 1996 to 2000 and served on both the audit committee and compensation committee. Ms. Arthur holds a joint honors degree in economics and engineering from London University and is a chartered accountant.

John L. Seguin.    Mr. Seguin has served as our Executive Vice President, responsible for our OEM business, since August 2006. From November 2004 until August 2006, he served as our Senior Vice President and General Manager, Display Imaging. From July 2004 until November 2004, Mr. Seguin was Senior Vice President and General Manager, Display Imaging at Agfa Monotype. From February 2004 until May 2004, Mr. Seguin was Vice President, Worldwide Sales of Sand Video Inc., a developer of advanced video compression semiconductor technology for a broad range of consumer digital video applications, until its acquisition by Broadcom Inc. From March 1999 until February 2004, Mr. Seguin served in various executive capacities at Xionics Document Technologies, Inc., a provider of embedded software solutions for printer and copier OEMs, and its successors Oak Technology, Inc., a supplier of semiconductor chips for optical storage devices, digital televisions and multi-function printers, and Zoran Corporation, a developer and manufacturer of chips that are used in a wide range of consumer electronics, including as Vice President, Worldwide Sales and Marketing for the Imaging Division. Mr. Seguin holds a bachelor’s degree in marketing from Southeastern Massachusetts University and a master’s degree in business administration from Suffolk University.

Jeffrey J. Burk.    Mr. Burk has served as our Vice President, Treasurer and Assistant Secretary since our acquisition from Agfa in November 2004. From February 2004 until November 2004, Mr. Burk was Vice President, Finance at Agfa Monotype. From January 2000 until February 2004, Mr. Burk was Controller at Agfa Monotype. Mr. Burk has been with us and our predecessors since the founding of the Font Technologies division of Compugraphic Corp. in October 1986. Mr. Burk holds a bachelor’s degree in business administration from the University of New Hampshire and a master’s degree in business administration from Northeastern University.

David R. DeWitt.    Mr. DeWitt has served as our Vice President and General Manager, Creative Professional since August 2006. From November 2004 until August 2006, he served as our General Manager, Creative Professional Division North America. From August 2002 until November 2004, he served as General Manager, Creative Professional Division North America at Agfa Monotype. From November 1996 until July 2002, he served as Director of Sales and Marketing at Agfa Monotype. Mr. DeWitt holds a bachelor’s degree in business administration from the University of Kentucky and a master’s degree in business administration from Suffolk University.

Janet M. Dunlap.    Ms. Dunlap has served as our General Counsel since September 2006. From October 2000 until September 2006, Ms. Dunlap was a partner at Goodwin Procter LLP. From September 1993 until October 2000, Ms. Dunlap was an associate at Goodwin Procter LLP. Ms. Dunlap holds a bachelor’s degree in economics from Franklin and Marshall College and a juris doctorate from Boston College Law School.

Geoffrey W. Greve.    Mr. Greve has served as our Vice President of Font Development since November 2004. From July 2004 until November 2004, he served as Vice President of Font Development at Agfa Monotype. From April 2001 until July 2004 he served as Director of Software Operations and Customer Services for Gyricon LLC, a provider of display technologies. From April 1999 through March 2001, Mr. Greve served as Vice President and General Manager of Business Development for Galapagos Design Group, Inc., an independent digital type foundry that provides type products and font customization services. Prior to April 1999, Mr. Greve served in various capacities with Bitstream, a software development company, including Vice President of Type Operations.

Steven R. Martin.    Mr. Martin has served as our Vice President, Engineering and Development since March 2005. From January 2004 until March 2005, Mr. Martin served as the Director of Engineering at Newmarket International, a provider of enterprise software solutions to the global hospitality and entertainment industries. From 1993 until December 2003, Mr. Martin served in various capacities with ScanSoft, Inc., a software company known for its speech recognition and speech synthesis software, including as Vice President, New Product Development for ScanSoft’s optical character recognition and imaging division from February 2001 until December 2003. Mr. Martin holds a bachelor’s degree in computer science from Fitchburg State College and a master’s degree in computer science from George Washington University.

John H. McCallum.    Mr. McCallum has served as Managing Director, Monotype UK, since January 1995. From May 1993 until December 1994, he served as Operations Director of Monotype UK.

David L. McCarthy.    Mr. McCarthy has served as our Vice President and General Manager, OEM Sales since August 2006. He served as Vice President and General Manager, Printer Imaging from our acquisition from Agfa in November 2004 to August 2006. From September 2002 until November 2004, Mr. McCarthy served as the Vice President and General Manager, Printer Imaging at Agfa Monotype. From November 1999 until September 2002, Mr. McCarthy served as Vice President, OEM Sales at Agfa. From December 1997 until October 1999, Mr. McCarthy served in various capacities with Agfa. Mr. McCarthy has been with us and our predecessors since March 1990.

Patricia J. Money.    Ms. Money has served as our Vice President, Human Resources since August 2006. From November 2004 until August 2006 she served as our Human Resources Director. From January 2001 until November 2004 she served as Human Resources Director and from March 2000 until December 2000 she served as Human Resources Manager at Agfa Monotype. Ms. Money holds a bachelor’s degree in business administration from the University of Memphis.

Jack P. Murphy.    Mr. Murphy has served as our Vice President, Research and Development since June 2005. From November 2004 until June 2005 he served as our Director, Engineering Display Imaging. From September 2002 until November 2004, he served as Director, Engineering Display Imaging at Agfa Monotype. From October 1998 until September 2002 he served as Director, New Enterprises at Agfa Monotype. From September 1993 until October 1998, he served as Engineering Manager at Agfa. Mr. Murphy holds a bachelor’s degree in electrical engineering and a master’s degree in business administration from Northeastern University.

Frank Wildenberg.    Mr. Wildenberg has served as the Managing Director of Linotype, since September 2006. From December 2005 until September 2006, he served as Director, Sales & Marketing of Linotype. From October 2001 until November 2005, Mr. Wildenberg served as Division Manager at Fredenhagen GmbH & Co. KG, a provider of automated materials handling systems. Mr. Wildenberg holds a degree in engineering from Technische Hochschule Darmstadt (University of Darmstadt) in Germany and holds a master’s degree in business administration from EAE — Escuela de Administracion de Empresas (EAE Business School) in Barcelona, Spain.

Robert M. Givens.    Mr. Givens has served as a member of our board of directors since our acquisition from Agfa in November 2004 and has served as Chairman of the board of directors since November 2006. From November 2004 until December 2006, Mr. Givens served as our President and Chief Executive Officer. From October 1988 until November 2004, Mr. Givens served in various capacities with Agfa and, beginning in 2000, as President of Agfa Monotype. From September 1975 until it was acquired by Agfa in 1988, Mr. Givens was employed by Compugraphic Corp. He co-founded the Font Technologies division of Compugraphic Corp. with Mr. Shaw in October 1986. Mr. Givens holds a bachelor’s degree in biology from Millikin University and a master’s degree from Indiana University in higher education/student personnel.

A. Bruce Johnston.    Mr. Johnston has served as a member of our board of directors and, until November 2006, as Chairman of the board of directors since our acquisition from Agfa in November 2004. Mr. Johnston was employed at TA Associates, a private equity firm, from June 1992 until September 1999. From September 1999 until September 2001, Mr. Johnston served as President of idealab! Boston, a technology incubator. In September 2001, Mr. Johnston rejoined TA Associates and has served as Managing Director since then. Mr. Johnston received a bachelor’s degree in electrical engineering from Duke University and a master’s degree in business administration from Pennsylvania State University.

Roger J. Heinen, Jr.    Mr. Heinen has served as a member of our board of directors since September 2006. Mr. Heinen has been a Venture Partner at Flagship Ventures, a venture capital firm, since April 2000. He is currently a director of Progress Software Corporation, which markets and supports application development and management, and several private companies, including Black Duck Software, a developer of software intellectual property compliance solutions. Mr. Heinen is vice chair of the Maine Small Enterprise Growth Fund, a state-sponsored fund that fosters high-growth enterprises in Maine. From January 1993 until March 1996, Mr. Heinen was a Senior Vice President in the Developer Division of Microsoft Corporation. From December 1989 until January 1993, he served as Senior Vice President of Apple Computer’s Software Division. Mr. Heinen received a bachelor’s degree in computer science from Worcester Polytechnic Institute, a S.E.P. from Stanford University, and a PhD, Hon. from Worcester Polytechnic Institute.

Pamela F. Lenehan.    Ms. Lenehan has served as a member of our board of directors since September 2006. Ms. Lenehan has served as President of Ridge Hill Consulting, LLC, a strategy and financial consulting firm, since June 2002. From September 2001 until June 2002, Ms. Lenehan was self-employed as a private investor. From March 2000 until September 2001, Ms. Lenehan served as Vice President and Chief Financial Officer of Convergent Networks, Inc., a manufacturer of switching equipment. From February 1995 until January 2000, she was Senior Vice President, Corporate Development and Treasurer of Oak Industries, Inc., a manufacturer of telecommunications components. Prior to that time, Ms. Lenehan was a Managing Director in Credit Suisse First Boston’s Investment Banking division and a Vice President of Corporate Banking at Chase Manhattan Bank. Ms. Lenehan has also been a member of the board of directors of Avid Technology, a provider of digital media solutions, since 2001 and Spartech Corporation, a processor of engineered thermoplastics, since 2004. Ms. Lenehan received a bachelor’s degree in mathematical economics and a master’s degree in economics from Brown University.

Jonathan W. Meeks.    Mr. Meeks has served as a member of our board of directors since our acquisition from Agfa in November 2004. Mr. Meeks has been employed at TA Associates, where he currently serves as a Managing Director, since August 1997. He became a Vice President in December 2000 and was a Principal from December 2003 until December 2006, when he was made a Managing Director. Mr. Meeks received a bachelor’s degree in mathematics from Yale University.

Peter J. Simone.    Mr. Simone has served as a member of our board of directors since March 2006. Mr. Simone has served as an investment consultant and as a consultant to numerous private companies since February 2001. From June 2001 to December 2002, Mr. Simone was Executive Chairman of SpeedFam-IPEC, Inc., a semiconductor equipment company which was acquired by Novellus Systems, Inc. From February 2000 until February 2001, he served as a director and President of Active Controls Experts, Inc. He served as President, Chief Executive Officer and director of Xionics Document Technologies, Inc. from April 1997 until Xionics’ acquisition by Oak Technology, Inc., in January 2000. Mr. Simone serves on the board of directors for several companies, including Sanmina-SCI Corp., a provider of customized, integrated electronics manufacturing services, Newport Corp., a technology supplier to several industries including microelectronics manufacturing and communications, Veeco Instruments, Inc., an equipment developer and supplier to various industries including data storage and semiconductors, and Cymer, Inc., a supplier of excimer light sources. Mr. Simone is also a board member of several private technology companies as well as the Massachusetts High Technology Council. In addition, he is president of the board of Walker Home and School for Children. Mr. Simone holds a bachelor’s degree in accounting from Bentley College and a master’s degree in business administration from Babson College.

Board of Directors

We currently have seven directors. Two of these directors, Messrs. Givens and Shaw, were elected as directors under a stockholders agreement among us, certain of our management stockholders and other investors, or the stockholders agreement. Under the terms of our certificate of incorporation in effect prior to the closing of the offering, the holders of outstanding shares of convertible preferred stock, voting as a class, are entitled to elect two members of our board of directors by a plurality of the vote. As of December 31, 2006, TA Associates controlled approximately 89.1% of our convertible preferred stock and elected Messrs. Johnston and Meeks to our board of directors. The board composition provisions of the stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our board of directors is divided into three classes with members of each class of directors serving for three-year terms. Our board of directors consists of two Class I directors (currently Messrs. Givens and Heinen), three Class II directors (currently Messrs. Meeks, Shaw and Simone) and two Class III directors (currently Mr. Johnston and Ms. Lenehan), whose current terms will expire at the annual meetings of stockholders held in 2010, 2008 and 2009, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Messrs. Johnston and Meeks are Managing Directors of TA Associates. Both of these individuals will continue to serve on our board of directors. Mr. Shaw serves as our President and Chief Executive Officer and as a member of our board of directors. Mr. Givens resigned from his position as our President and Chief Executive Officer on December 31, 2006 but continues to serve as Chairman of the board of directors.

Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under “Certain Relationships and Related Party Transactions” and determined that none of the directors, with the exception of Messrs. Givens and Shaw, have any relationship which would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and that each director qualifies as an independent director under the applicable rules of the Nasdaq Global Market and the SEC.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and function of each of our committees complies with the rules of the SEC and the Nasdaq Global Market that will be applicable to us, and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit Committee.    Ms. Lenehan and Messrs. Meeks and Simone currently serve on the audit committee. Mr. Simone serves as chairman of the audit committee. The audit committee’s responsibilities include, but are not limited to:

•	reviewing and assessing the adequacy of the audit committee charter;

•	evaluating its own performance and reporting the results of such evaluation to our board of directors;

•	appointing, retaining, terminating, approving the compensation of, and evaluating the independence of our independent auditor;

•	overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

•	approving all audit and permissible non-audit services, and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	meeting independently with our independent auditors;

•	reviewing and coordinating the oversight of our internal control over financial reporting;

•	establishing and overseeing the adequacy of procedures for receipt, retention and treatment of complaints and the submission by employees of concerns regarding accounting or auditing matters;

•	conducting an appropriate review and approval of all related party transactions for potential conflict of interest situations on an ongoing basis;

•	making regular reports to our board of directors; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

Our board of directors has determined that each of Ms. Lenehan and Messrs. Meeks and Simone qualifies as an audit committee financial expert as defined under the Exchange Act and the applicable rules of the Nasdaq Global Market. In making its determination, our board considered the nature and scope of the experiences and responsibilities that Ms. Lenehan and Messrs. Meeks and Simone have previously had with reporting companies and, in the opinion of our board of directors, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Ms. Lenehan and Mr. Simone are independent for audit committee purposes under the applicable rules of the Nasdaq Global Market and the SEC.

Our audit committee is also responsible for our policies and procedures for the review, approval and ratification of transactions between ourselves and our directors, director nominees, executive officers, security holders that beneficially own more than 5% of any class of our voting securities, or the immediate family members of any of these persons, or related person transactions, under our written Related Person Transaction Approval Policy.

A list of related persons is available to our employees and executives who are involved with or familiar with the transactions, contracts or other legal or business arrangements that we have entered into or propose to enter into from time to time with third parties. This list is updated and cross-checked periodically to ensure it does not contain parties involved in proposed or ongoing transactions, contracts or other legal or business arrangements with us and will be checked prior to entering into any new transaction, contract or other legal or business arrangement. To the extent that it is determined that we have entered into or may enter into a transaction, contract or other legal or business arrangement (including any modification or addition to an existing contract or arrangement) with a related person, our general counsel is notified.

Prior to our entering into any such transaction or arrangement, our general counsel reviews the applicable rules and determines whether the contemplated transaction or arrangement requires the approval of our board of directors, the audit committee, or both, and any such approvals will be obtained before the transaction may be consummated. No arrangement with a related person may be entered into unless our general counsel has either (i) specifically confirmed in writing that no further approvals are necessary or (ii) specifically confirmed in writing that all requisite corporate approvals necessary for us to enter into such arrangement have been obtained.

In the event that a related party transaction requires both board of directors and audit committee approval, the audit committee will first be asked to consider and vote on the transaction. The audit committee would then make a recommendation to the full board of directors for its consideration before the transaction may be entered into. As a private company, we did not have a related person transactions approval policy comparable to the one we have adopted in anticipation of this offering. For this reason, the transactions in the last fiscal year described below under “Certain Relationships and Related Party Transactions” were discussed and approved by our board of directors but not by our audit committee.

Compensation Committee.    Ms. Lenehan and Messrs. Johnston and Heinen, each of whom is independent, as defined under The NASDAQ Stock Market listing standards, currently serve on the compensation committee. Ms. Lenehan serves as chairman of the compensation committee. The compensation committee’s responsibilities include, but are not limited to:

•	reviewing and assessing the adequacy of the compensation committee charter;

•	evaluating its own performance and reporting the results of such evaluation to our board of directors;

•	reviewing and discussing with management our executive compensation disclosure included in reports and registration statements filed with the SEC and producing required reports;

•	establishing and reviewing our overall management compensation philosophy and policy;

•	reviewing and approving actions with respect to all of our incentive-based compensation, equity-based compensation, welfare, pension and other similar plans;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and recommending to our board of directors the compensation of our other executive officers and those members of management that report directly to our chief executive officer;

•	making regular reports to our board of directors; and

•	reviewing and making recommendations to our board of directors with respect to director compensation, with guidance from our nominating and corporate governance committee.

Nominating and Corporate Governance Committee.    Messrs. Johnston, Heinen and Simone, each of whom is independent, as defined under The NASDAQ Stock Market listing standards, currently serve on the nominating and corporate governance committee. Mr. Heinen serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	reviewing and assessing the adequacy of the nominating and corporate governance committee charter;

•	evaluating its own performance and reporting the results of such evaluation to our board of directors;

•	developing and recommending to our board of directors criteria for board and committee membership and providing guidance to the compensation committee regarding director compensation;

•	reviewing our disclosures concerning our policies and procedures for identifying and reviewing Board nominee candidates;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our committees;

•	developing and recommending to our board of directors a set of corporate governance guidelines and code of business conduct and ethics;

•	developing and overseeing a succession plan for our chief executive officer;

•	making regular reports to our board of directors; and

•	overseeing the evaluation of our board of directors, its committees and management.

Director Compensation

Fees and Expenses

Directors who are also our employees receive no additional compensation for their service as directors. Following our initial public offering, each of our non-employee directors will receive cash compensation of $35,000 per year, paid in equal quarterly installments. The amounts to be paid in 2007 to our non-employee directors will be prorated to reflect the portion of 2007 during which we are a public company. Beginning in 2007, the Chairman of the board will receive, in addition to the same cash compensation as the other non-employee directors, additional cash compensation of $25,000 per year, paid in equal quarterly installments. Finally, beginning in 2007, the chairperson of each of the audit, compensation and nominating and corporate governance committees will receive additional cash compensation of $15,000, $10,000 and $10,000 per year, respectively, paid in equal quarterly installments. Non-employee directors are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings.

Our non-employee directors have received equity compensation as described below. All stock options and restricted stock that have been granted or issued to them vest quarterly over four years. Upon their initial election to our board of directors, Ms. Lenehan and Mr. Heinen were each granted options to purchase 60,000 shares of our common stock with an exercise price equal to $6.430. Mr. Simone, upon his initial election to our board of directors, was issued 60,000 shares of restricted common stock at $1.695 per share.

Directors affiliated with TA Associates have historically declined to receive board and committee meeting compensation, including equity compensation. No board compensation will be paid to these directors through 2007.

We intend to reconsider our equity compensation policies for our non-employee directors following our initial public offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Mr. Givens, our former President and Chief Executive Officer, served on our compensation committee until November 17, 2006, when he resigned from that committee. None of the current members of our compensation committee has ever been one of our employees.

EXECUTIVE COMPENSATION AND COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

How We Compensate Our Executive Officers

Our current executive compensation program includes the following components: (i) base salary, (ii) quarterly and annual cash performance-based incentives, (iii) restricted stock awards and stock option grants with time-based vesting, (iv) post-termination benefits, including provisions for severance payments and (v) other general welfare benefits programs available to all employees. Our named executive officers are all compensated under the same policies with the exception of Mr. McCarthy who participates in our Sales Compensation Plan rather than our Executive Compensation Plan. In addition, Messrs. Shaw, Seguin and McCarthy participated in our Management by Objectives Plan in 2006, a plan available only to our employees responsible for or involved in a sales function. Each of these plans is discussed further below.

Our Compensation Philosophy and Goals

The goal of our compensation program is to enable us to attract and retain individuals experienced in the text imaging and high technology industry who can contribute to our long-term success, to motivate and reward high levels of performance and to ensure commitment to the success of the business by linking a substantial portion of each executive officer’s compensation to our performance, including revenue growth and maximization of stockholder value. The way in which we compensate our executive officers and achieve those goals has changed over time.

Prior to our acquisition from Agfa, our executive officers participated in a Transaction Bonus arrangement and the LIC. The Transaction Bonus arrangement provided for a cash transaction bonus in the event that Agfa Monotype underwent a fundamental change, such as our acquisition from Agfa. The LIC was a cash incentive plan designed to retain key employees with awards based on the satisfaction of Agfa Monotype’s profit goals and allocated among key employees on the basis of individual performance. These plans were terminated in connection with our acquisition from Agfa. Under the terms of these plans, significant payments were made in 2005 and 2006. In addition, the following amounts were paid to Messrs. Givens, Shaw, Seguin and McCarthy in January 2007 under the LIC: $78,032, $72,956, $37,493 and $53,428, respectively. There are no additional amounts payable under the LIC in future periods.

In connection with our acquisition from Agfa, Messrs. Givens, Shaw, Seguin and McCarthy invested a portion of their Transaction Bonus in our equity and debt securities. In addition, these executive officers purchased restricted shares of our common stock. We believe that their equity and debt holdings have served to align their interests with those of our stockholders. Following our acquisition from Agfa, we extended payments under the LIC through 2006 to encourage key executive officers to remain employed by us. At that time, we also implemented a bonus plan which rewarded our key executive officers for the achievement of certain profit goals, as well as the achievement of the executive officer’s respective individual performance objectives. For further information about the Transaction Bonus, see “Certain Relationships and Related Party Transactions — Arrangements with TA Associates, D.B. Zwirn and Certain Officers — Acquisition of Agfa Monotype — Reinvestment of Transaction Bonus paid to Agfa Employees.”

In anticipation of this offering, we have implemented a compensation program for our executive officers that incorporates an annual cash incentive component but is more heavily weighed towards equity award grants. Our philosophy is that, while cash incentives have been a significant component of our executive compensation, equity-based awards better align our executive officers’ interests with those of our stockholders. We have also recently adopted a written equity grant policy that formalizes how we grant equity by setting a regular schedule for grants, outlining grant approval requirements and specifying how awards are priced. Our new equity grant policy and the terms under which we will make grants under it are more fully described below. We expect that this equity grant policy will enhance the effectiveness of our internal control over the equity grant process.

We generally seek to maintain competitive compensation levels compared with other companies in our industry and geographic market. We then determine the appropriate allocation between current and long-term incentive compensation based on competitive levels as well as our business strategy, with a goal of weighting the allocation towards compensation related to individual and company performance and other factors that directly and indirectly influence stockholder value. We do not believe that the compensation of our executive officers should be structured so that significant compensation that may be derived from one component of compensation negates or offsets compensation from other components. We determine the allocation of an executive officer’s overall compensation among each compensation component based on our competitive benchmarking, as appropriate, our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as extraordinary performance.

Our Compensation Committee

The compensation committee oversees the development of our compensation plans and policies for executive officers. The compensation committee charter adopted on December 13, 2006 outlines the responsibilities of the compensation committee and will be reviewed and revised periodically by the compensation committee and the board of directors. The compensation committee annually reviews and approves all executive officer compensation with input from the chief executive officer and human resources department and, beginning in 2007, an independent third party consultant. Annual compensation increases are generally based on job performance and any necessary market adjustments. Any mid-year adjustment or material increase in an executive officer’s compensation is generally based only on a promotion, a substantial increase in the officer’s responsibilities or a determination that a market adjustment is required to retain a key employee. The compensation committee also administers our 2007 Option Plan and in the past administered our 2004 Option Plan. Prior to November 17, 2006, Mr. Givens, our former President and Chief Executive Officer, was a member of the compensation committee and participated in all compensation decisions, other than with respect to his own compensation.

In setting cash compensation for our executive officers, the compensation committee has relied on market cash compensation data for companies in the high technology industry with comparable revenue and geographic location. In 2006, our compensation committee used market cash compensation data for private and public software companies with revenue ranging from $20 million to $100 million that were generally located in the region of our corporate headquarters, or the Monotype Peer Group, which data was provided by The Survey Group. The comparable companies used by our compensation committee in its analysis include the following: Charles River Development, DTC Communications Inc., eScription, Inc., MIB Group, Inc., Microwave Radio Communications, Moldflow Corporation, m-Qube, Inc., NetScout Systems, Inc., Network Engines, P&H Solutions, Inc., Upromise, Viisage Technology and Watchfire. In addition to the Monotype Peer Group data, the compensation committee considered each executive officer’s responsibilities, prior experience, performance in meeting objectives, ability to create a culture of cooperation, integrity and trust and the anticipated value of his or her impact on our success. Historically, the cash compensation for a given executive officer has been at approximately the 50th to the 75th percentile for that position within the Monotype Peer Group.

Prior to 2006, the compensation committee relied on our human resources department to analyze the data of the Monotype Peer Group. In 2006, our human resources department engaged Rapp HR

Services, or Rapp, to provide our human resources department with an analysis of the comparative data of the Monotype Peer Group. The goal of the analysis was to provide us with recommendations for market adjustments to our non-executive cash compensation. Rapp was instructed to base its recommendations on compensation information contained in two industry surveys and on its experience and expertise.

Our compensation committee currently intends to perform at least annually a review of our executive officers’ compensation to determine whether it provides adequate and competitive incentives and motivation to our executive officers. Our compensation committee has retained DolmatConnell & Partners, an independent compensation consulting firm, to assist it in evaluating our compensation practices, including the appropriateness of a requirement that executive officers maintain specified equity ownership levels, whether we should institute an ongoing equity incentive compensation program that is linked to the achievement of pre-approved performance goals or whether to more explicitly tie portions of the annual cash bonuses to specific performance objectives, and to assist in developing and implementing our executive officer compensation program and philosophy. Our compensation committee expects to conduct the next annual review of our executive officer’s compensation prior to the end of 2007.

How Our Compensation Program Helps Us Attain Our Goals

Base Salary.    In determining the appropriate allocation of our executive officers’ cash compensation between base salary and cash incentive awards, our compensation committee seeks to maintain overall cash compensation at appropriate market levels. Base salaries are used to provide a fixed amount of compensation for the executive officer’s regular work. The compensation committee determines base salaries after reviewing the Monotype Peer Group data and other factors relating to each individual’s contributions. We believe that competitive salaries allow us to attract and retain employees who can contribute to our long-term success in light of the competitive labor market in which we compete for the services of executive officers.

In 2006, the base salary for Mr. Givens, Ms. Arthur and Messrs. Shaw, Seguin and McCarthy was $239,529, $192,400, $209,640, $200,005 and $178,825, respectively, and collectively they were on average at the 50th percentile of the Monotype Peer Group. Base salary was approximately 54.1%, 59.3%, 45.1%, 30.9% and 54.9% of the total compensation, as calculated in the Summary Compensation Table below, for Mr. Givens, Ms. Arthur and Messrs. Shaw, Seguin and McCarthy, respectively, in 2006.

To determine base salaries for 2007, the compensation committee considered factors such as the overall performance and effectiveness of the executive officer during 2006, the achievement of specific personal performance objectives, specific departmental achievements that were directly attributable to the executive and the executive officer’s contribution to the achievement of our strategic goals. In 2007, the base salary for Ms. Arthur and Messrs. Shaw, Seguin and McCarthy is $210,000, $250,000, $225,000 and $192,400, respectively.

Sales Compensation Plan.    Mr. McCarthy is entitled to earn commissions and an incentive compensation payment under the Sales Compensation Plan. Since Mr. McCarthy is entitled to earn commissions and incentive compensation under this plan, he is not eligible to participate in the Executive Compensation Plan. Mr. McCarthy’s performance objectives under the Sales Compensation Plan are established by our board of directors or the compensation committee. Mr. McCarthy’s commissions are based on his contributions to the sales efforts of his department and expansion of our customer base as well as sales revenue that he generates. In 2006, the maximum possible commission payment was $66,400. Mr. McCarthy’s incentive compensation payment is based on his contributions to achieving sales quotas and expanding our base of new customers. In 2006, the maximum possible incentive compensation payment was $30,000. In 2006, Mr. McCarthy earned $33,814, or 51% of the maximum amount payable, as sales commissions and $25,000, or 83% of the maximum amount payable as cash incentive compensation under the 2006 Sales Commission Plan. We believe that rewarding members of our sales team with commissions and incentive compensation payments motivates them to generate new business and enhance our existing customer relationships leading to our overall objective of revenue growth. We also believe that the goals established under these programs have been and continue to be moderately difficult to achieve, requiring a significant contribution to the growth of our business and the achievement of our financial targets.

The Sales Compensation Plan does not weight the relative importance of Mr. McCarthy’s individual performance objectives at the time such objectives are determined, but gives the compensation committee flexibility to make an overall bonus determination for Mr. McCarthy in a manner that aligns Mr. McCarthy’s compensation with the evolving nature of our business. No discretion may be exercised by the chief executive officer, our compensation committee or our board of directors in determining whether Mr. McCarthy’s quantitative performance objectives have been satisfied under the Sales Compensation Plan because these goals are objective. Discretion has been and may be exercised in determining the relative significance of Mr. McCarthy’s non-quantitative performance objectives, as well as in determining whether any of these objectives that cannot be definitively measured have been satisfied.

Executive Compensation Plan.    Executive officers who are not eligible to participate in the Sales Compensation Plan are eligible to earn cash compensation under our Executive Compensation Plan. In 2006, Mr. Givens, Ms. Arthur and Messrs. Shaw and Seguin participated in this plan. Under this plan, executive officers are eligible to receive up to 60% of their respective base salary as additional cash incentive compensation. The awards are designed to reward performance and achievement of designated key financial and non-financial goals for the year.

No amounts are paid under the Executive Compensation Plan unless we meet certain financial targets established by our board of directors or the compensation committee, which, in 2006, was $34.8 million of EBITDA as adjusted for certain add-backs and exclusions as approved by our board of directors. If we meet or exceed 90% of our financial targets, our executive officers are eligible to receive cash incentive compensation up to a maximum of 30% of their respective base salaries. If we meet or exceed 110% of our financial targets, our executive officers are eligible to receive cash incentive compensation up to a maximum of 40% of their respective base salaries. However, this cash incentive compensation is conditioned upon achievement of individual performance objectives established by our board of directors or the compensation committee, the executive officer’s overall performance and his or her direct contribution to our strategic goals.

If we meet or exceed 90% of our financial targets, the personal performance objectives of each named executive officer will be reviewed by the chief executive officer, together with the executive officer’s supervisor, if applicable, in order to make a recommendation to the compensation committee with respect to payments to the executive officer under the Executive Compensation Plan. Satisfaction of Mr. Shaw’s 2007 personal performance objectives will be reviewed by our board of directors or the compensation committee. The Executive Compensation Plan does not weight the relative importance of the individual performance objectives of our executive officers at the time such objectives are determined, but gives the compensation committee flexibility to make overall bonus determinations in a manner that aligns the executive officer’s compensation with the evolving nature of our business. Generally more weight has been given to objectives that are closely tied to the primary job responsibility of the executive officer and for which the executive officer will have significant responsibility for delivering the results of the objective.

If the cash incentive compensation budget has not been fully allocated or earned by other employees at the end of the fiscal year, the compensation committee may award executive officers who receive overall performance evaluations that are above expectations up to an additional 20% of their base salary as cash incentive compensation. Our board of directors has no discretion under the Executive Compensation Plan to grant an executive officer an aggregate incentive compensation payment that exceeds 60% of the executive officer’s base salary.

Neither our board of directors nor the compensation committee has discretion to pay compensation under the Executive Compensation Plan if we do not meet or exceed 90% of our financial targets. In addition, no discretion has been or may be exercised by the chief executive officer, our compensation committee or our board of directors, as applicable, in determining whether quantitative personal performance objectives have been satisfied because these goals are objective. The compensation committee may consider in 2007 whether we should implement a policy to permit adjustment or recovery of a cash incentive award in the event a quantitative performance measure is restated in manner that would reduce the size of an award otherwise payable to an executive officer. Discretion has been and may be exercised in determining the relative significance of an executive officer’s personal performance objectives, as well as in determining whether any objectives that cannot be definitively measured have been satisfied.

In 2006, Mr. Givens’ personal performance objectives were to manage our business in order to meet the financial targets established by our board of directors and to create long-term shareholder value through growth initiatives, both organic and through acquisitions. Mr. Shaw’s personal performance objectives included oversight of the expansion of our management team in preparation for this offering, development of a plan to manage our legal needs, consideration of opportunities to implement our font management products, implementation of improvements to our product development process, completion of at least one acquisition and preparation to move into the position of chief executive officer. Mr. Seguin’s 2006 personal performance objectives included on-going analysis of emerging OEM market opportunities, a substantial role in at least one acquisition, continued management responsibilities in connection with the acquired business and preparation to take on an expanded management role in 2007. Ms. Arthur’s 2006 personal performance objectives included oversight of the preparations required for this offering, management of a legal audit of our contracts process and identification of potential acquisition candidates.

In 2006, we met or exceeded 110% of our financial targets for the fiscal year and, as our board of directors previously determined, the expenses accrued in connection with this offering were excluded from the determination of whether we achieved our financial targets for 2006. The compensation committee met in January 2007 to determine the amounts to be paid to the executive officers under our 2006 Executive Compensation Plan and to make awards and establish the company financial targets and individual performance objectives under the 2007 Executive Compensation Plan. Under the 2006 Executive Compensation Plan, Mr. Givens, Ms. Arthur and Messrs. Shaw and Seguin earned $95,812, $88,504, $104,820 and $80,002, or 40%, 46%, 50% and 40% of base salary, respectively.

In 2007, Mr. Shaw’s personal performance objectives include completion of this offering, management of our business in order to meet the financial metrics established by our board of directors, development of appropriate financial targets for 2008, development of growth opportunities for the Company, identification of necessary improvements in our product development and other organizational processes, alignment of the businesses acquired by us in 2006 and preservation of our core values. Mr. Seguin’s 2007 personal performance objectives include satisfaction of financial targets established by our board of directors, construction of a product development plan to ensure technical differentiation in the emerging OEM markets, improvement in organizational efficiencies and communication with businesses acquired in 2006, identification of acquisition or partnership opportunities and oversight of marketing initiatives for our business, including our e-commerce websites. Ms. Arthur’s personal performance objectives include management of this offering, including delivery of all public company filings, bank reports and other financial reports in a timely manner and implementation of an investor relations program, oversight of our compliance with the requirements of the Sarbanes Oxley Act, development and implementation of a cash and tax plan and completion of acquisitions and financings, as required.

We believe that the financial targets and personal performance objectives established under our Executive Compensation Plan have been and continue to be moderately difficult to achieve because of the dynamic business environment in which we operate. The objectives require our executive officers to perform at a high level by producing significant results, achieving challenging targets and devoting their full time and attention to us in order to earn their respective cash bonuses.

We believe that compensating our executive officers upon the achievement of key corporate financial objectives and individual performance objectives, including and in addition to those discussed above, product development, customer initiatives and product and process improvements and innovations, effectively links individual contributions to overall business performance. By allowing our executive officers and most of our employees to be eligible for some level of incentive compensation, they can share in our growth and success if they meet the goals set out for them personally and if they contribute to the financial objectives set out for the business.

Management by Objectives.    In addition to the Executive Compensation Plan, in 2006, Messrs. Shaw, Seguin and McCarthy participated in our Management by Objectives Plan. Under this plan, they had the opportunity to earn additional cash incentive compensation upon the satisfaction of specifically identified objectives established on a quarterly basis. An example of an objective under this plan was to identify and recommend technology advances that are critical to advance our business. In 2006, under this plan, Messrs. Shaw and Seguin had the potential to earn up to $10,000 each, and Mr. McCarthy had the potential to earn up to $8,000. Any amounts earned under this plan are paid on a quarterly basis. In 2006, Messrs. Shaw, Seguin and McCarthy earned $9,800, $9,100 and $7,200, respectively under this plan. Only our employees responsible for or involved in a sales function are eligible to participate in the Management by Objectives Plan which is why Messrs. Shaw, Seguin and McCarthy were our only named executive officers to participate in this plan. None of our named executive officers will participate in the Management by Objectives Plan during 2007.

We believe that the flexibility to reward performance goals established throughout the year, rather than at the outset, and our ability to pay quarterly bonuses under this plan maximizes achievement of short-term operational objectives. This plan also allows us to reward high achievement by our executive officers in dealing with tasks, opportunities or challenges that may not have been contemplated when their compensation plan was initially adopted.

Equity Incentive Compensation.    All of the named executive officers and most of our employees have received stock option grants or restricted stock awards under the 2004 Option Plan. We grant equity incentive awards to our employees generally upon the commencement of their employment, upon a promotion and, from time to time, for refresher purposes to ensure our employees maintain appropriate levels of equity ownership in us. As described below in “Certain Relationships and Related Party Transactions — Arrangements with TA Associates, D.B. Zwirn and Certain Officers,” our executive officers acquired certain of our equity and debt interests following our acquisition from Agfa. Following our acquisition from Agfa, in December 2004, we made equity incentive awards to certain employees, including Messrs. Givens, Shaw, Seguin and McCarthy. In August 2005, we made equity incentive plan awards in connection with the recapitalization proportionally to all executive officers and employees holding common stock or options to purchase common stock. While we have not implemented a policy for determining the appropriate allocation between cash and non-cash compensation for our employees, historically we have allocated a greater percentage of an employee’s total compensation to equity compensation as he or she becomes more senior in our organization. We have provided our named executive officers and other executives with equity incentive awards to provide market competitive compensation levels in order to retain them and provide us with greater stability in our management. As of December 31, 2006, our named executive officers held an aggregate of 10.2% of our common stock, on a fully diluted basis, including all shares subject to outstanding options.

In September 2006, the compensation committee determined that certain executive officers and key employees should be granted additional equity incentive awards. The factors considered by the compensation committee included individual performance, increased value of the individual to the organization since 2004, impact of the elimination of the LIC for retention of key employees and appropriate equity levels in relationship to our other executive officers. In December 2006, the compensation committee made equity grants to certain key employees, including Ms. Arthur, in recognition of the effort required in connection with this offering while maintaining our business performance. In 2006, equity incentive compensation was 2.2%, 7.0%, 10.1%, 5.7% and 2.2%, respectively, of Mr. Givens, Ms. Arthur and Messrs. Shaw, Seguin and McCarthy’s total compensation, as calculated in the Summary Compensation Table below.

All awards held by executive officers are currently subject to time-based vesting. Under the terms of Mr. Givens’ Stock Option Agreement and Restricted Stock Agreement, 50% of his shares vested on the first anniversary of the grant date and the remaining shares vest quarterly over the following year. Upon Mr. Givens’ retirement on December 31, 2006, his unvested stock options and restricted stock were not terminated and continue to vest on this schedule while he remains on the board of directors. Under the terms of Ms. Arthur and Messrs. Shaw, Seguin and McCarthy’s Stock Option Agreements and Restricted Stock Agreements, 25% of the shares vested on the first anniversary of the grant date and the remaining shares vest quarterly over the following three years. The different vesting schedule for Mr. Givens’ shares reflects his retirement as of December 31, 2006, which was contemplated at the time of our acquisition from Agfa. The board of directors or the compensation committee may accelerate the vesting schedule in its discretion. The terms of these awards provide for accelerated vesting of 50% of the shares upon a change-in-control where the options are assumed or continued and the executive officer is terminated by us without cause or by the executive for good reason, each as defined in the 2004 Option Plan, within twelve months of the change-in-control or upon completion of a change-in-control if the options are not assumed or continued. See “Executive Compensation — Potential Payments upon Termination or Change-in-Control” for the definition of cause and good reason.

We believe that these time-based vesting provisions reward longevity with and commitment to us. In addition, the accelerated vesting provisions enable us to recruit new employees and encourage continued employment with us and any successor in the event of a change-in-control. During 2007, the compensation committee may consider whether performance-based vesting should be part of our equity incentive awards, the appropriate policy for determining the allocation among different forms of non-cash compensation, the basis for allocating compensation to each different form of long-term compensation award and whether we should implement equity ownership requirements.

We grant stock options with exercise prices equal to fair market value on the grant date. Our board of directors determined the fair market value of our common stock on a quarterly basis by considering a number of factors, including our capital structure, working capital, indebtedness, preferred equity and illiquidity discounts, as well as factors affecting our operations. For further information on how we determine fair market value and other considerations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation.”

Our newly-adopted written equity grant policy formalizes how we will grant equity-based awards to officers and employees in the future, with the exception of grants made or earned upon the achievement of previously determined performance-based parameters. Under our equity grant policy all grants must be approved by the compensation committee. Our chief executive officer does not have authority to grant equity-based awards. All grants will be made at fair market value and calculated based on our closing market price on the grant date. While the 2004 Option Plan and the 2007 Option Plan may permit the granting of equity awards at any time, our equity grant policy provides that we will generally only grant equity awards on a regularly scheduled basis, as follows:

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grants made in conjunction with the hiring of a new employee or the promotion of an existing employee will be made following the hire date or the promotion date on the 15th day of the month, or on the next trading day, if the 15th is not a trading day, and

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grants made to existing employees other than in connection with a promotion will be made, if at all, on an annual basis and will generally be made effective on the third day following the filing of our Annual Report on Form 10-K, unless the approval of the grant occurs after such date, in which case it will be effective on the date the grant is approved.

We believe that for growing companies in the technology sector, equity awards are a significant motivator in attracting and retaining employees. Equity awards also help to align the interests of our executive officers and employees with those of our stockholders because they create an ownership culture where the value received by the recipient is based on the growth of the stock price, incentivizing them to work hard to increase our stock price and maximize shareholder value. We have designed our equity grants and awards to include time-based vesting provisions to encourage long-term performance and reward longevity with and commitment to us.

Post-Employment Benefits.    Our named executive officers have employment agreements that provide them with severance payments and benefits in the event we terminate their employment without cause or the executive officer terminates their employment for good reason. See “Executive Compensation — Potential Payments upon Termination or Change-in-Control” for the definition of cause and good reason under the employment agreements. We also have a Severance Pay Plan that benefits all employees, including our named executive officers and provides for continuation of salary and benefits depending on the length of service with us. Any payment made to a named executive officer under his or her employment agreement is reduced by amounts paid under the Severance Pay Plan.

In addition, the employment agreements provide that, in the event an executive officer terminates his or her employment relationship with us without good reason, the executive officer forfeits any pro rated portion of their non-equity incentive compensation, thus aligning the individual’s interests with our business objectives. We believe that post-employment benefits allow us to attract and retain an appropriate caliber of talented professionals in key positions, which contributes to our overall business performance.

Other Benefits Programs.    We believe in creating a cooperative environment in which all employees are committed to us and motivated to meet our business objectives. To that end, there are no additional benefits or perquisites that are available to the named executive officers that are not also available to all of our employees. Our employee benefits include a 401(k) matching program, a 401(k) profit sharing contribution, life and disability insurance, travel and accident and optional health, dental and supplemental life insurance coverage. The optional health and dental benefits require cost sharing for all employees, including executive officers, and supplemental life insurance is fully paid by any employee electing that benefit. We reimburse our employees whose responsibilities entail frequent travel, which includes all of our executive officers, for memberships in a limited number of airline programs that provide access to airport lounges and other amenities. We also offer a tuition reimbursement program, which encourages the ongoing growth and development of all employees. We provide these additional benefits and benefit programs to create additional incentives for our executive officers and to remain competitive in the labor market in which we compete for the services of executive officers. Attracting and retaining our executive officers and other employees contributes to our overall business performance.

Compensation Earned

The following table summarizes the compensation earned during 2006 by our principal executive officers, our principal financial officer and our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2006 and whose total compensation exceeded $100,000. We refer to these individuals as our named executive officers.

Summary Compensation Table — 2006

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Robert M. Givens, Chairman of the Board of Directors(2)	2006	239,529	9,585	173,844	(3)	19,905	(4)	442,863

Jacqueline D. Arthur, Senior Vice President and Chief Financial Officer	2006	192,400	22,606	88,504	(5)	20,929	(6)	324,439

Douglas J. Shaw, Chief Executive Officer, President and Director(7)	2006	209,640	47,005	187,576	(8)	20,472	(9)	464,693

John L. Seguin, Executive Vice President	2006	200,005	37,384	126,595	(10)	282,960	(11)	646,944

David L. McCarthy, Vice President and General Manager, OEM Sales	2006	178,825	7,052	85,628	(12)	54,177	(13)	325,682

(1)	Options to purchase shares of common stock were granted at fair market value on the date of grant. For a discussion regarding our valuation of stock option grants, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock Based Compensation.” Under the terms of Mr. Givens’ Stock Option Agreement, 50% of his shares vest on the first anniversary of the grant date and the remaining shares vest quarterly over the following year. Under the terms of Ms. Arthur and Messrs. Shaw, Seguin and McCarthy’s Stock Option Agreements, 25% of the shares vest on the first anniversary of the grant date and the remaining shares vest quarterly over the following three years.

(2)	Mr. Givens retired as our President and Chief Executive Officer on December 31, 2006. He was elected Chairman of our board of directors on November 17, 2006.

(3)	Mr. Givens received $78,032 under the LIC for services provided to Agfa Monotype in 2003 and 2004. In addition, Mr. Givens earned $95,812 under our 2006 Executive Compensation Plan.

(4)	We contributed a total of $19,233 to our 401(k) plan on behalf of Mr. Givens, $12,633 under our matching program and $6,600 under our profit sharing program. In addition, we paid a $588 premium for a life insurance policy for the benefit of Mr. Givens and a $84 premium for accidental death and dismemberment policy for the benefit of Mr. Givens.

(5)	Ms. Arthur earned $88,504 under our 2006 Executive Compensation Plan.

(6)	We contributed a total of $19,800 to our 401(k) plan on behalf of Ms. Arthur, $13,200 under our matching program and $6,600 under our profit sharing program. In addition, we paid a $455 premium for a life insurance policy and a $68 premium for accidental death and dismemberment policy for the benefit of Ms. Arthur. In addition, Ms. Arthur received a recognition award from us valued at $606.

(7)	Mr. Shaw was elected President and Chief Executive Officer, effective January 1, 2007.

(8)	Mr. Shaw received $72,956 under the LIC for services provided to Agfa Monotype in 2003 and 2004. Mr. Shaw earned $9,800 under our Management by Objectives Plan for 2006. In addition, Mr. Shaw earned $104,820 under our 2006 Executive Compensation Plan.

(9)	We contributed a total of $19,800 to our 401(k) plan on behalf of Mr. Shaw, $13,200 under our matching program and $6,600 under our profit sharing program. In addition, we paid a $588 premium for a life insurance policy and a $84 premium for accidental death and dismemberment policy for the benefit of Mr. Shaw.

(10)	Mr. Seguin received $37,493 under the LIC for services provided to us in 2004. Mr. Seguin earned $9,100 under our Management by Objectives Plan for 2006. This amount was paid after each quarter. In addition, Mr. Seguin earned $80,002 under our 2006 Executive Compensation Plan.

(11)	Mr. Seguin received a $264,400 Transaction Bonus related to our November 5, 2004 acquisition from Agfa. For further discussion on the acquisition, see “Certain Relationships and Related Party Transactions — Arrangements with TA Associates, D.B. Zwirn and Certain Officers.” We contributed a total of $17,889 to our 401(k) plan on behalf of Mr. Seguin, $11,289 under our matching program and $6,600 under our profit sharing program. In addition, we paid a $587 premium for a life insurance policy and a $84 premium for accidental death and dismemberment policy for the benefit of Mr. Seguin.

(12)	Mr. McCarthy received $53,428 under the LIC for services provided to us in 2003 and 2004. Mr. McCarthy earned $7,200 under our Management by Objectives Plan for 2006. This amount was paid after each quarter. In addition, Mr. McCarthy earned $25,000 as incentive compensation under the 2006 Sales Compensation Plan.

(13)	We contributed a total of $19,800 to our 401(k) plan on behalf of Mr. McCarthy, $13,200 under our matching program and $6,600 under our profit sharing program. In addition, we paid a $493 premium for a life insurance policy and a $70 premium for accidental death and dismemberment policy for the benefit of Mr. McCarthy. In addition, Mr. McCarthy earned $33,814 as sales commissions under the 2006 Sales Compensation Plan.

Grants of Plan-Based Awards

The following table sets forth certain information regarding the terms of grants of our common stock and options to purchase our common stock and awards under our equity incentive plans made by us to the named executive officers during 2006.

Grants of Plan-Based Awards(1) — 2006

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards ($)
Robert M. Givens	N/A	—	—		—

Jacqueline D. Arthur	September 30, 2006	64,000	6.430	(3)	317,600
	December 31, 2006	20,000	8.500	(4)	119,700

Douglas J. Shaw	September 30, 2006	112,000	6.430	(3)	555,800

John L. Seguin	September 30, 2006	96,000	6.430	(3)	476,400

David L. McCarthy	September 30, 2006	10,000	6.430	(3)	49,625

(1)	All stock and option awards were made under our 2004 Option Plan and are subject to the related Stock Option Agreements.

(2)	Under the terms of Ms. Arthur and Messrs. Shaw, Seguin and McCarthy’s Stock Option Agreements, 25% of the shares vest on the first anniversary of the grant date and the remaining shares vest quarterly over the following three years.

(3)	On September 30, 2006, the fair market value of our common stock was $6.43 per share. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation.”

(4)	On December 31, 2006 the fair market value of our common stock was $8.500 per share. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation.”

Discussion of Compensation and Grants of Plan-Based Awards

The compensation paid to the named executive officers includes salary, commissions (if applicable), non-equity incentive compensation and equity incentive compensation. In addition, each named executive officer is eligible to receive contributions to his or her 401(k) plan under our matching contribution and profit sharing programs. In 2006, Mr. Seguin received a Transaction Bonus related to services rendered to us in connection with our acquisition from Agfa in 2004. See “Certain Relationships and Related Party Transactions — Arrangements with TA Associates, D.B. Zwirn and Certain Officers” for a further discussion on our acquisition from Agfa.

Employment Agreements

On November 5, 2004, we entered into employment agreements with Messrs. Givens, Shaw, Seguin and McCarthy. On May 16, 2005, we entered into an employment agreement with Ms. Arthur. The named executive officers receive a base salary and are entitled to participate in any bonus or other performance-based plan available to our other senior executive officers. Salary was approximately 54.1%, 59.3%, 45.1%, 30.9% and 54.9% of the total compensation for Mr. Givens, Ms. Arthur and Messrs. Shaw, Seguin and McCarthy, respectively, in 2006. Mr. Givens, Ms. Arthur and Messrs. Shaw, Seguin and McCarthy’s salary increased by 4.0%, 4.0%, 4.0%, 4.7% and 11.4%, respectively, in 2006 from 2005. Mr. McCarthy’s salary increase was due in part to a promotion and the associated increase in his management and supervisory responsibilities.

In addition, the employment agreements entitle the named executive officers to participate in any and all medical, pension, profit sharing, dental and life insurance plans and disability income plans, retirement arrangements and other employment benefits, including option plans, that we may have available to our other senior executive officers. The employment agreements require the named executive officers to refrain from competing with us and from hiring our employees for a period of two years following the termination of their employment with us for any reason, except that such period shall only last for one year in the event that the executive terminates his or her employment for good reason or if the executive is terminated by us without cause.

The employment agreements automatically renew for successive one-year periods unless either we or the named executive officer give 30 days’ prior written notice of termination. If we reduce the named executive officer’s salary, other than in connection with an across-the-board salary reduction similarly affecting all or substantially all management employees, he or she may terminate his or her employment and be eligible for certain termination benefits. See “Executive Compensation — Potential Payments upon Termination or Change-in-Control” for further discussion on termination, retirement and change-in-control provisions of the employment agreements.

Non-Equity Incentive Compensation Plans

Executive Compensation Plan.    In 2006, Mr. Givens, Ms. Arthur and Messrs. Shaw and Seguin participated in our Executive Compensation Plan. Under this plan, executive officers are eligible to receive up to 60% of their base salary as cash incentive compensation.

No amounts are paid under the Executive Compensation Plan unless we meet certain financial targets established by our board of directors or the compensation committee. In addition, our board of directors or the compensation committee establish individual performance objectives for each of the executive officers, which include specific management initiatives, staff and employee development and training, sales and revenue targets, as appropriate, and internal administrative and systems improvements.

If we meet or exceed 90% of our financial targets, our executive officers are eligible to receive cash incentive compensation up to a maximum of 30% of their base salary. In addition, if we meet or exceed 110% of our financial targets, our executive officers are eligible to receive cash incentive compensation up to a maximum of 40% of their base salary. However, this cash incentive compensation is conditioned upon achievement of individual personal performance objectives, the executive officer’s overall performance and his or her direct contribution to our strategic goals. Our board of directors has no discretion to pay cash incentive compensation if we do not meet or exceed 90% of our financial targets.

If the cash incentive compensation budget has not been fully allocated or earned by other employees at the end of the fiscal year, the compensation committee may award executive officers who receive overall performance evaluations of “exceeds expectations” up to an additional 20% of their base salary as cash incentive compensation. Our board of directors has no discretion under the Executive Compensation Plan to grant an executive officer an aggregate incentive compensation payment that exceeds 60% of the executive officer’s base salary.

In 2006, we met or exceeded 110% of our financial targets for the fiscal year. Our board of directors determined that the expenses accrued in connection with this offering would be excluded from the determination of whether we achieved our financial targets for 2006.

Management by Objectives.    In 2006, Messrs. Shaw, Seguin and McCarthy participated in our Management by Objectives Plan. Under this plan, they had the opportunity to earn additional cash incentive compensation upon the satisfaction of specifically identified objectives, established by either the president or the executive vice president, on a quarterly basis. In 2006, under this plan, Messrs. Shaw and Seguin had the potential to earn up to $10,000 each and Mr. McCarthy had the potential to earn up to $8,000. Any amounts earned under this plan are paid on a quarterly basis. In 2006, Messrs. Shaw, Seguin and McCarthy earned $9,800, $9,100 and $7,200, respectively, under the plan. Our named executive officers will not participate in our Management by Objectives Plan in 2007.

Sales Compensation Plan.    Mr. McCarthy is entitled to earn commissions and an incentive compensation payment under the Sales Compensation Plan. Since Mr. McCarthy is entitled to earn commissions and incentive compensation under this plan, he is not eligible to participate in the Executive Compensation Plan. Mr. McCarthy’s commissions are based on his contributions to the sales efforts of his department and expansion of our customer base as well as sales revenue that he generates. In 2006, the maximum possible commissions payment was $66,400. Mr. McCarthy’s incentive compensation payment is based on his contributions to achieving sales quotas and expanding our base of new customers. In 2006, the maximum possible incentive compensation payment was $30,000. In 2006, Mr. McCarthy earned $33,814 as commissions and $25,000 as incentive compensation under the 2006 Sales Compensation Plan.

In January 2007, we established goals for Mr. McCarthy under the 2007 Sales Commission Plan that we believe are realistic but that will require substantial effort for Mr. McCarthy to achieve.

Equity Incentive Compensation

We grant equity incentive awards to our employees generally upon the commencement of their employment under our 2004 Option Plan. In addition, we make additional periodic grants of equity incentive awards to our employees based on individual employee performance and any increased value of the employee to us.

Our board of directors determined the fair market value of our common stock on a quarterly basis by considering a number of factors including our capital structure, working capital, indebtedness, preferred equity and illiquidity discounts, as well as factors affecting our operations.

2004 Stock Option and Grant Plan

Our 2004 Option Plan was adopted by our board of directors and approved by our stockholders in November 2004. We reserved 5,443,820 shares of our common stock for the issuance of awards under the 2004 Option Plan through December 31, 2006.

Our 2004 Option Plan is administered by the compensation committee. Our board of directors has delegated full power and authority to the compensation committee to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2004 Option Plan.

The 2004 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2004 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of our common stock on the date of grant.

Upon a sale event in which all awards are not assumed or substituted by the successor entity, all stock options and the 2004 Option Plan will terminate upon the effective time of such sale event following an exercise period. Restricted stock shall be treated as provided in the relevant award agreement. Under the 2004 Option Plan, a sale event is defined as the consummation of (i) a dissolution or liquidation, (ii) a sale of all or substantially all of the assets on a consolidated basis to an unrelated person or entity, (iii) a merger, reorganization or consolidation in which the outstanding shares are converted into or exchanged for securities of the successor entity and the holders of the outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, (iv) the sale of all or a majority of the outstanding capital stock to an unrelated person or entity or (v) any other transaction in which the owners of the outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction. The terms of these awards are further described below.

Our board of directors determined not to grant any further awards under the 2004 Option Plan after this offering. We have adopted the 2007 Option Plan, under which we expect to make all future awards. See “Management — Employee Benefit Plans” for a discussion of our 2007 Option Plan.

Stock Option Agreements.    All stock option awards that are granted to the named executive officers are covered by a Stock Option Agreement. Under the Stock Option Agreements, 25% of the shares vest on the first anniversary of the grant date and the remaining shares vest quarterly over the following three years. Our board of directors may accelerate the vesting schedule in its discretion. The terms of these awards provide for accelerated vesting of 50% of the shares upon a change-in-control where the options are assumed or continued and the executive officer is terminated by us without cause or by the executive for good reason, each as defined in the 2004 Option Plan, within twelve months of the change-in-control or upon completion of a change-in-control if the options are not assumed or continued. See “Management — Potential Payments upon Termination or Change-in-Control” for a definition of cause and good reason under the 2004 Option Plan.

In September 2006, we granted Ms. Arthur and Messrs. Shaw, Seguin and McCarthy stock options to purchase 64,000, 112,000, 96,000 and 10,000 shares of our common stock, respectively.

Restricted Stock Agreements.    All restricted stock awards are subject to the terms of the related Restricted Stock Agreements. Under the terms of the Restricted Stock Agreements, generally 25% of the shares vest on the first anniversary of the original grant date and the remaining shares vest quarterly over the following three years. Upon closing of this offering, the vested shares will be freely transferable, subject to the contractual lock-up and any securities law restrictions.

Under the terms of Mr. Givens’ Stock Option Agreement and Restricted Stock Agreement, 50% of his shares vest on the first anniversary of the grant date and the remaining shares vest quarterly over the following year. Upon Mr. Givens’ retirement on December 31, 2006, his unvested stock options and restricted stock were not terminated and will continue to vest while he remains on the board of directors. The different vesting schedule for Mr. Givens’ shares reflects his retirement as of December 31, 2006, which was contemplated at the time of our acquisition from Agfa.

Transaction Bonus

On December 5, 2003, Messrs. Givens, Shaw and McCarthy entered into a letter agreement with Agfa Monotype, our predecessor. On July 6, 2004, Mr. Seguin entered into a similar letter agreement with Agfa Monotype. Under these letter agreements, Agfa Monotype agreed to pay Messrs. Givens, Shaw, Seguin and McCarthy a cash Transaction Bonus in the event that Agfa Monotype was sold. Upon our acquisition from Agfa, the Transaction Bonus became due and payable.

The Transaction Bonus was based on the proceeds received by Agfa upon a sale that exceeded a threshold amount stated in the letter agreements. Under the letter agreements, Messrs. Givens, Shaw, Seguin and McCarthy received a total Transaction Bonus of $5,564,989, $5,564,989, $549,628 and $2,198,514, respectively. The Transaction Bonus was paid in 2004, 2005 and, in the case of Mr. Seguin, 2006. All amounts payable under the letter agreements have been paid to the named executive officers. See “Certain Relationships and Related Party Transactions — Arrangements with TA Associates, D.B. Zwirn and Certain Officers” for further discussion regarding the acquisition from Agfa.

Agfa Monotype Corporation Incentive Compensation Plan

Messrs. Givens, Shaw, Seguin and McCarthy participated in the LIC, which was a cash incentive plan of Agfa Monotype designed to retain key employees. This plan was terminated in 2004 in connection with our acquisition from Agfa. All amounts owed to Messrs. Givens, Shaw, Seguin and McCarthy under the plan were earned for services provided to Agfa Monotype in 2003 and 2004. The amounts earned under the plan were paid in 2005, 2006 and 2007. The awards under this plan were based on the satisfaction of organization profit goals and allocated among key employees based on individual performance.

Outstanding Equity Awards

This following table sets forth certain information regarding the stock option grants and stock awards to the named executive officers at the end of 2006.

Outstanding Equity Awards at Fiscal Year-End — 2006

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1) ($)
Robert M. Givens	43,748	26,252	(2)	1.453	August 25, 2015	—		—

Jacqueline D. Arthur	— 1,460 0 0	— 16,064 64,000 20,000	(4) (5) (6)	— 1.453 6.430 8.500	— August 25, 2015 September 30, 2016 December 31, 2016	82,500	(3)	701,250

Douglas J. Shaw	— 35,000 0	— 77,000 112,000	(8) (5)	— 1.453 6.430	— August 25, 2015 September 30, 2016	316,364	(7)	2,689,094

John L. Seguin	— 15,000 10,960	— 25,000 24,120 96,000	(9) (8) (5)	— 1.365 1.453 6.430	— June 17, 2015 August 25, 2015 September 30, 2016	79,092	(7)	672,282

David L. McCarthy	— 11,664	— 25,668 10,000	(8) (5)	— 1.453 6.430	— August 25, 2015 September 30, 2016	105,456	(10)	896,376

(1)	There was no public market for our common stock as of December 31, 2006. For purposes of this table, the value of shares not vested has been calculated by taking the fair market value of our common stock on December 31, 2006, or $8.500, multiplied by the number of shares not vested. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation.” These shares are subject to the terms of the related Restricted Stock Agreements.

(2)	50% of the shares in this grant vested on August 25, 2006 and all remaining shares vest quarterly over the following year. Mr. Givens’ stock options were not cancelled upon his retirement. They will continue to vest according to this schedule while he remains on the board of directors.

(3)	25% of the shares in this grant vested on May 16, 2006 and all remaining shares vest quarterly over the following three years.

(4)	25% of the shares in this grant vested on August 25, 2006 and all remaining shares vest quarterly over the following three years. Ms. Arthur exercised options to purchase 5,840 shares of our common stock in October 2006 from this option grant.

(5)	25% of the shares in this grant vest on September 30, 2007 and all remaining shares vest quarterly over the following three years.

(6)	25% of the shares in this grant vest on December 31, 2007 and all remaining shares vest quarterly over the following three years.

(7)	25% of the shares of restricted stock in this award vested on December 6, 2005 and all remaining shares vest quarterly over the following three years.

(8)	25% of the shares in this grant vested on August 25, 2006 and all remaining shares vest quarterly over the following three years.

(9)	25% of the shares in this grant vested on June 17, 2006 and all remaining shares vest quarterly over the following three years.

(10)	25% of the shares of restricted stock in this award vested on December 13, 2005 and all remaining shares vest quarterly over the following three years.

Option Exercises and Stock Vested

The following table sets forth certain information regarding the number of shares of restricted stock issued under the 2004 Option Plan that vested in 2006 and the corresponding amounts realized by the named executive officers and the number of stock options exercised under the 2004 Option Plan in 2006 and the corresponding amounts realized by the named executive officers.

Option Exercises and Stock Vested — 2006

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Robert M. Givens	—	—		197,728	1,680,688
Jacqueline D. Arthur	5,840	41,154	(2)	49,500	420,750
Douglas J. Shaw	—	—		158,180	1,344,530
John L. Seguin	—	—		39,544	336,124
David L. McCarthy	—	—		52,724	448,154

(1)	There was no public market for our common stock in December 2006 when the stock vested. For purposes of this table, the value realized has been calculated by taking the fair market value of our common stock on December 31, 2006, or $8.500 per share, multiplied by the number of shares vesting. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation.” These shares are subject to the terms of the related Restricted Stock Agreements.

(2)	There was no public market for our common stock in October 2006 when the options were exercised. For purposes of this table, the value realized has been calculated by taking the fair market value of our common stock on December 31, 2006, or $8.500 per share, less the per share exercise price, or $1.453 per share, multiplied by the number of stock options exercised. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation.” These shares are subject to the terms of the related Stock Option Agreements.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006.

Director Compensation Table — 2006

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Option Awards ($)		Total ($)
A. Bruce Johnston	—	—		—		—
Roger J. Heinen, Jr.	3,000	—		18,599	(1)	21,599
Pamela F. Lenehan	3,500	—		18,599	(1)	22,099
Jonathan W. Meeks	—	—		—		—
Peter J. Simone	31,000	15,860	(2)	—		46,860

(1)	Mr. Heinen and Ms. Lenehan were each granted options to purchase 60,000 shares of our common stock on September 30, 2006 at an exercise price of $6.430 per share, for an aggregate value of $385,800 each. Based on the dollar amount recognized for financial statement reporting purposes with respect to the year ended December 31, 2006, in accordance with SFAS 123R, disregarding the estimate of forfeitures, the grant date fair value of these options were $4.963 per share for an aggregate value of $297,750 each. As of December 31, 2006, 3,748 shares, subject to each option were vested and all 60,000 shares subject to options were unexercised for each of Mr. Heinen and Ms. Lenehan, which represents all stock or option awards held by these directors. The fair market value of our common stock on September 30, 2006 was $6.430 per share. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation.”

(2)	Mr. Simone was issued 60,000 shares of restricted common stock on March 26, 2006 at a price of $1.695 per share. Based on the dollar amount recognized for financial statement reporting purposes with respect to the year ended December 31, 2006, in accordance with SFAS 123R, disregarding the estimate of forfeitures, the grant date fair value of these shares were $3.105 per share for an aggregate value of $186,300. As of December 31, 2006, 11,248 shares vested and 48,752 shares remained subject to restrictions, which represents all stock or option awards held. The fair market value of our common stock on March 31, 2006 was $3.105 per share. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation.”

In 2006, we paid our non-employee directors $2,000, plus expenses, for each board meeting they attend in person, $500 for each board meeting they attend by phone, $500 for each committee meeting they attend in person, if it was held on the same day as a board meeting, $1,000, plus expenses, for each board committee meeting they attend in person, if it was held on a separate day from the board meeting, and $500 for each committee meeting they attend by phone, if it was held on a separate day from the board meeting. Non-employee directors were reimbursed for reasonable expenses incurred in connection with attending board and committee meetings. We also paid Mr. Simone $15,000 for his service as the audit committee chairman in 2006.

Directors affiliated with TA Associates, Messrs. Johnston and Meeks in 2006, have historically declined to receive board and committee meeting compensation, including equity compensation. It is anticipated that no board or committee meeting fees will be paid to these directors through 2007. See “Management — Director Compensation” for more details regarding our current director compensation policy.

Potential Payments upon Termination or Change-in-Control

Employment Agreements

The employment agreements with Mr. Givens, Ms. Arthur and Messrs. Shaw, Seguin and McCarthy provide certain benefits upon the termination of employment. If a named executive officer becomes disabled, he or she shall continue to receive his or her respective full base salary, less any disability pay or sick pay benefits to which he or she may be entitled under our other benefit policies, and employee benefits for a period of up to twelve months. After twelve months, we may terminate his or her employment.

Generally, if a named executive officer terminates his or her employment for good reason or we terminate his or her employment without cause, he or she is entitled to receive payment of any bonus or non-equity incentive plan award that he or she would have been entitled to receive had his or her employment not been terminated, pro rata for the number of days he or she was employed us during the relevant period. If the named executive officer terminates his or her employment for good reason or we terminate his or her employment without cause, the named executive officer will receive 100% salary continuation for a period of twelve months from the date of termination.

Cause is defined in the employment agreements as (i) any act of fraud, gross misconduct or harassment that materially and adversely affects us, (ii) any act of dishonesty, deceit or illegality, in any such case, materially and adversely affecting us, (iii) conviction or indictment (if the indictment has a material adverse effect on us) of a felony, or any misdemeanor involving moral turpitude, (iv) the commission of an act involving a violation of material procedures or policies of ours, (v) a material and sustained failure to perform the duties and responsibilities assigned or delegated under their respective employment agreement which failure continues for 30 days after written notice, (vi) gross negligence or willful misconduct that materially and adversely affects us or (vii) a material breach by the executive of any of the executive officers’ confidentiality or non-compete obligations.

Good reason is defined in the employment agreements as (i) a substantial adverse change in the nature or scope of responsibilities, authorities, powers, functions or duties under the respective employment agreement, (ii) a reduction in annual base salary, except for an across-the-board salary reduction similarly affecting all or substantially all management employees, (iii) a requirement by us that he or she be based anywhere other than 30 miles from Wilmington or Woburn, Massachusetts or (iv) the breach by us of any of our material obligations under the respective employment agreement, after notice and failure to cure such breach within 30 days.

In addition, when Mr. Givens retired on December 31, 2006, he was entitled to receive payment of any bonus or non-equity incentive plan award that he would have been entitled to receive under those plans had he not retired.

Stock Options and Restricted Stock

Stock option grants and restricted stock awards currently held by a named executive officer and which have been granted under the 2004 Option Plan do not accelerate upon termination of such named executive officers’ employment by us unless there has been a change-in-control of us. The terms of these awards provide for accelerated vesting of 50% of the shares upon a change-in-control where the options are assumed or continued and the executive officer is terminated by us without cause or by the executive for good reason, each as defined in the 2004 Option Plan, within twelve months of the change in control or upon completion of a change-in-control if the options are not assumed or continued.

Under the 2004 Option Plan, cause means the commission of any act by a grantee constituting financial dishonesty against us (which act would be chargeable as a crime under applicable law), any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which, as determined in good faith by our board of directors, would adversely affect us, the repeated failure to follow the directives of our chief executive officer or our board of directors or any material misconduct, violation of our policies or willful and deliberate non-performance of duty.

Under the 2004 Option Plan, good reason means a substantial adverse change in the nature or scope of the employee’s responsibilities, authorities, powers, functions or duties, a reduction in the employee’s annual base salary except for across-the-board salary reductions similarly affecting all or substantially all management employees or the relocation of our offices at which the employee is principally employed to a location more than 75 miles from such offices.

Notwithstanding Mr. Givens’ retirement on December 31, 2006, his stock option grants and restricted stock awards were not terminated and continue to vest while he remains on the board of directors.

Payments upon a Triggering Event

The following table sets forth information regarding the amounts payable under employment agreements and the plans described above to the named executive officers by us if a termination by us without cause or termination by the named executive officers for good reason occurred, on December 31, 2006. These payments are the same regardless of whether the termination is by us without cause or by the executive for good reason, each as defined in the 2004 Option Plan.

Name	Base Salary(1) ($)	Continuation of Group Health Plan Benefits(2) ($)	Non-Equity Incentive Plan Payments ($)		Commissions ($)		Total ($)
Robert M. Givens	239,529	9,846	164,861	(3)(4)	—		414,236
Jacqueline D. Arthur	192,400	13,736	69,745	(3)	—		275,881
Douglas J. Shaw	209,640	13,771	158,951	(3)(4)(5)	—		382,362
John L. Seguin	200,005	13,771	119,995	(3)(4)(5)	—		333,771
David L. McCarthy	185,000	13,698	76,428	(4)(5)(6)	25,600	(7)	300,726

(1)	All payments of base salary are payable in accordance with our usual payroll policies.

(2)	The calculation is based upon the coverage elected by the employee during their employment.

(3)	Assumes we met or exceeded 110% of our financial targets for 2006 for the company performance component and that the named executive officer earned their target amount for the individual component under the 2006 Executive Compensation Plan. The total target incentive compensation was 36.25% of the named executive officer’s base salary. All amounts payable under the 2006 Executive Compensation Plan are payable in accordance with the regularly scheduled payments of the plan.

(4)	All amounts payable under the LIC are payable in accordance with the regularly scheduled payments of the plan.

(5)	Assumes the executive officer earned the maximum amount under the Management by Objectives Plan.

(6)	Assumes we met or exceeded 110% of our financial targets for 2006 and that Mr. McCarthy met his target amount under the 2006 Sales Compensation Plan for incentive compensation. Mr. McCarthy’s target amount for incentive compensation for 2006 under this plan was $15,000. All amounts payable under this plan are payable in accordance with the regularly scheduled payments of the plan.

(7)	Assumes Mr. McCarthy achieved 100% of his assigned quotas under the 2006 Sales Compensation Plan. All amounts payable under this plan are payable in accordance with the regularly scheduled payments of the plan.

Payment of all amounts following the termination of a named executive officer and continuation of any health care benefits, is subject to continuing obligations of the named executive officer to cooperate with us to enforce our intellectual property rights, comply with a one-year non-competition agreement, comply with a one-year non-solicitation and non-hire agreement and execute a general release in a form reasonably satisfactory to us. We have the right to cancel the termination benefits if the named executive officer fails to materially comply with any of these provisions or if he or she fails to materially comply with the confidentiality provisions of his or her employment agreement.

Finally, upon the death of a named executive officer, he or she will be entitled to any benefits that may be due under any life insurance policy of ours maintained similarly for all employees.

The following table sets forth information regarding the amounts payable under the plans described above to the named executive officers by us upon a change-in-control where the options are assumed or continued and the executive officer is terminated by us without cause or by the executive for good reason, each as defined in the 2004 Option Plan, within twelve months of the change-in-control or upon a change-in-control if the options are not assumed or continued, assuming such change-in-control occurred on December 31, 2006.

Name	Number of Shares of Options Vesting due to Change-in- Control(1) (#)	Value of Options Vesting due to Change-in- Control(2) ($)	Number of Shares of Restricted Stock Vesting due to Change-in- Control(3) (#)	Value of Shares of Restricted Stock Vesting due to Change-in- Control(4) ($)	Total ($)
Robert M. Givens(5)	13,126	92,498.92	—	—	92,498.92
Jacqueline D. Arthur	50,032	122,841.50	41,248	350,608	473,449.50
Douglas J. Shaw	94,500	387,229.50	158,180	1,344,530	1,731,759.50
John L. Seguin	72,560	273,534.32	39,544	336,124	609,658.32
David L. McCarthy	17,832	100,791.20	52,728	448,188	548,979.20

(1)	This number represents only the vesting of 50% of shares of options to purchase our common stock that were unvested as of December 31, 2006.
(2)	For purposes of this table, the value of shares not vested has been calculated by taking the difference of the option exercise price set forth in the table entitled “Outstanding Equity Awards at Fiscal Year-End — 2006”, and the fair market value of our common stock on December 31, 2006, or $8.500, multiplied by the number of shares of options to purchase or common stock vesting upon the change in control of us. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2—Significant Accounting Policies—Stock-Based Compensation.”
(3)	This number represents the vesting of 50% of shares of our restricted stock that were unvested as of December 31, 2006.
(4)	For purposes of this table, the value of shares of restricted stock not vested has been calculated by taking the fair market value of our common stock on December 31, 2006, or $8.500, multiplied by the number of shares vesting upon the change in control of us. For a discussion regarding our valuation of stock options and restricted stock, see “Notes to Consolidated Financial Statements, Note 2 — Significant Accounting Policies — Stock-Based Compensation.”
(5)	Mr. Givens had no unvested shares of our restricted stock as of December 31, 2006.

Employee Benefit Plans

2007 Stock Option and Incentive Plan

Our 2007 Option Plan was adopted by our board of directors in March 2007 and approved by our stockholders in May 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights. We reserved 4,383,560 shares of our common stock for the issuance of awards under the 2007 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. As of the effective date of this offering, no awards had been granted under the 2007 Option Plan.

The 2007 Option Plan may be administered by either a committee of at least two non-employee directors or by our full board of directors, or the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than 2,191,780 shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

We intend to reconsider our equity compensation policies for our non-employee directors following our initial public offering, including the provision of automatic grants of stock options to non-employee directors under the 2007 Option Plan.

•

Stock appreciation rights may be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

•

Restricted stock may be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

•

Deferred and unrestricted stock awards may be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and are subject to such restrictions and conditions as the administrator shall determine. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

•

Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

•

Cash-based awards may be granted under our 2007 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or substituted, all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable, all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, upon the effective time of any such sale event, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. Any award so assumed or continued or substituted shall be deemed vested and exercisable in full upon the date on which the grantee’s employment or service relationship with us terminates if such termination occurs (i) within 18 months after such sale event and (ii) such termination is by us or a successor entity without cause or by the grantee for good reason.

No awards may be granted under the 2007 Option Plan after the tenth anniversary of its effectiveness. In addition, our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in the company’s stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the Nasdaq Global Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, or the Code, to ensure that incentive options are tax-qualified.

2004 Option Plan

Our 2004 Option Plan was adopted by our board of directors and approved by our stockholders in November 2004. We reserved 5,443,820 shares of our common stock for the issuance of awards under the 2004 Option Plan through March 31, 2007. Our board of directors determined not to grant any further awards under our 2004 Option Plan. See “Management — Executive Compensation and Compensation Discussion and Analysis” for a discussion of our 2004 Option Plan.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and certain of our executive officers. These agreements provide that we will indemnify each of our directors and certain of our executive officers to the fullest extent permitted by law and advance expenses to each indemnified director and officer in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Arrangements with TA Associates, D.B. Zwirn and Certain Officers

Acquisition of Agfa Monotype

Until November 2004, Agfa operated its font and printer driver business through Agfa Monotype. On November 5, 2004, through a series of transactions described in greater detail below, these assets were acquired by a new entity, Monotype Imaging, which was wholly-owned by TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype, for a total purchase price of $194.0 million (consisting of cash plus assumption of certain obligations).

Investments in Holding Company.    TA Associates, D.B. Zwirn and certain of our officers and employees purchased interests in IHC, the parent of Monotype Imaging, as set forth below.

•	TA Associates purchased 5,204,040 shares of convertible preferred stock for $52.0 million and 1,219,008 shares of common stock for approximately $3,000.

•	D.B. Zwirn purchased 250,000 shares of convertible preferred stock for $2.5 million and 68,300 shares of common stock for approximately $170.

•	Certain of our officers and employees purchased shares of convertible preferred stock and shares of common stock as further described below.

Reinvestment of Transaction Bonus paid to Agfa Employees.    Agfa Monotype was obligated to pay certain officers and employees of Agfa Monotype a Transaction Bonus in the event of, among other things, a sale by Agfa of all of the common stock of Agfa Monotype. These payments were distributed following the closing, a portion of which were used to purchase shares of IHC and to acquire the notes described below.

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Messrs. Shaw, Seguin, Burk, DeWitt, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens received aggregate payments of approximately $5.4 million, $529,000, $1.3 million, $397,000, $397,000, $2.1 million, $397,000, $397,000 and $5.4 million, respectively.

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Messrs. Shaw, Seguin, Burk, DeWitt, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens used approximately $780,000, $77,000, $193,000, $120,000, $90,000, $308,000, $58,000, $75,000 and $780,000, out of their respective Transaction Bonus payments to purchase 77,959, 7,668, 19,269, 12,000, 9,000, 30,770, 5,801, 7,500 and 77,959 shares of convertible preferred stock of IHC, respectively, and 17,680, 1,768, 4,352, 2,720, 2,040, 7,004, 1,292, 1,700 and 17,680 shares of common stock of IHC, respectively. Mr. Greve invested $15,000 of his 2004 payment under the LIC plus a portion of his bonus to purchase 1,500 shares of convertible preferred stock of IHC and 340 shares of common stock of IHC.

Subordinated Notes Guaranteed by IHC.    In connection with the acquisition, TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype loaned certain of our affiliates approximately $20.1 million, which was guaranteed by IHC, as set forth below. The subordinated note purchase agreement provided for the issuance of senior subordinated notes, due on May 6, 2010, which bore interest, compounded quarterly, on the unpaid principal amount at the rate of 12.00% per annum, payable in cash quarterly in arrears on May 15, August 15, November 15 and February 15 of each year, beginning February 15, 2005. The notes included a prepayment penalty if a voluntary redemption occurred prior to the maturity date.

•	TA Associates purchased senior subordinated notes with a principal amount of $17.8 million.

•	D.B. Zwirn purchased senior subordinated notes with a principal amount of $1.0 million.

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Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens purchased senior subordinated notes with principal amounts of $260,000, $26,000, $64,000, $40,000, $5,000, $30,000, $103,000, $19,000, $25,000 and $260,000, respectively.

Rights of Convertible Preferred.    The convertible preferred stock purchased by TA Associates, D.B. Zwirn and certain of our officers and employees had the rights, preferences and other terms as set forth in the certificate of incorporation of IHC, as in effect at the time thereof, including rights to convert into redeemable preferred and common stock in connection with this offering.

Other Events.    In connection with the acquisition, Messrs. Johnston and Meeks, Managing Directors of TA Associates, became members of our board of directors.

On June 15, 2005, Ms. Arthur and her two sons purchased an aggregate of 19,405 shares of our convertible preferred stock at a purchase price of $3.865 per share. On June 17, 2005, Ms. Arthur purchased 132,000 shares of restricted common stock at a fair market value of $1.365 per share.

Recapitalization of IHC

In August 2005, IHC entered into a recapitalization transaction and debt refinancing, which resulted in Monotype Imaging Holdings Inc., the issuer in this offering, becoming the parent of IHC. All of the holders of shares of common stock of IHC exchanged their shares for shares of our common stock and all of the holders of shares of preferred stock of IHC exchanged their shares for shares of our convertible preferred stock and certain grants and payments described below. We also assumed the 2004 Stock Option Plan.

Cash Payments.    Holders of convertible preferred stock received cash payments in the aggregate amount of $48.3 million, which reduced the aggregate liquidation preference of the shares of preferred stock from $10.00 to $1.74 per share.

•	TA Associates received a cash payment in the amount of $43.0 million.

•	D.B. Zwirn received a cash payment in the amount of $2.1 million.

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Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens received cash payments in the amount of approximately $644,000, $63,000, $159,000, $99,000, $12,000, $74,000, $254,000, $48,000, $62,000 and $644,000, respectively. Ms. Arthur also received cash payments in the amount of $102,000, and each of her two sons received payments of $29,000.

Options and Restricted Stock.    Additional options and restricted stock were granted and issued, respectively, to each person who held options and restricted stock at the time of the transfer of the 2004 Stock Option Plan to Monotype.

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Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCarthy, Ms. Money and Messrs. Murphy and Givens received options to purchase 112,000, 35,080, 14,000, 11,668, 7,000, 37,332, 7,000, 10,620 and 70,000 shares of common stock of Monotype, respectively.

•	Mr. McCallum received 11,668 shares of restricted stock of Monotype.

•	Ms. Arthur and Mr. Martin received options to purchase 23,364 and 21,240 shares of common stock of Monotype, respectively.

As part of the recapitalization, we refinanced our First and Second Lien Credit Facilities and borrowed additional amounts from our existing lenders as further described below. A portion of the proceeds was used to retire the subordinated notes issued to TA Associates, D.B. Zwirn and certain of our officers and employees issued in connection with the acquisition of Monotype, at their face amount plus accrued and unpaid interest, plus a pre-payment premium equal to 6% of the face amount, as follows:

•	TA Associates received a total cash payment of $19.2 million.

•	D.B. Zwirn received a total cash payment of $1.1 million.

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Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens received total cash payments in the amount of $280,000, $28,000, $69,000, $43,000, $5,000, $32,000, $111,000, $20,000, $27,000 and $280,000, respectively.

Arrangements with D.B. Zwirn and Wells Fargo

In connection with the acquisition of Agfa Monotype described above, we entered into a First Lien Credit Facility arranged by Wells Fargo Foothill, Inc. and a Second Lien Credit Facility arranged by D.B. Zwirn. The term loans under these credit facilities were amended in August 2005 to increase the borrowings permitted from $75 million to $100 million under the First Lien Credit Facility and from $40.0 million to $65.0 million under the Second Lien Credit Facility in connection with the recapitalization and to retire the subordinated notes. The terms of these facilities were amended again in July 2006, in connection with the acquisition of China Type Design and Linotype, to increase the term loans from $100 million to $140.0 million under the First Lien Credit Facility and from $65.0 million to $70.0 million under the Second Lien Credit Facility, and to increase the $5.0 million revolving line-of-credit under the First Lien Credit Facility to $10.0 million. Concurrently with this offering, we will amend and restate our First Lien Credit Facility to provide for borrowings of a maximum aggregate amount of $160.0 million. This will consist of a term loan of $140.0 million and a revolving credit facility of up to $20.0 million.

Our First Lien Credit Facility provides for a $140.0 million term loan and a $10.0 million revolving line-of-credit, both of which expire on July 28, 2011. The principal amount of the First Lien Credit Facility term loan is payable in monthly installments of approximately $792,000 in year one, $1.0 million in year two, $1.1 million in year three and $1.1 million thereafter through maturity. In addition, based on the annual audited financial statements, if the leverage ratio, as defined in the First Lien Credit Facility agreement, as of the end of the year, exceeds a specified maximum, we must repay 50.0% of the amount equal to earnings before interest, taxes, depreciation and amortization and certain other adjustments, or Adjusted EBITDA, less payments for principal, interest, capital expenditures and taxes for the period. The next twelve scheduled monthly payments are then reduced ratably by an aggregate of 50% of this additional payment. An additional payment of $3.3 million was paid in April 2007 and our next twelve monthly payments thereafter will be reduced by $136,000 each. There were no outstanding borrowings under the revolving line-of-credit at March 31, 2007. Our Second Lien Credit Facility is due and payable in full on July 28, 2011.

At our option, borrowings under these facilities bear interest at either (i) the prime rate plus a margin, as defined by the respective credit agreement, or (ii) LIBOR, plus a margin, as defined by the respective credit agreement, payable monthly. The credit agreements require us to maintain certain identical quarterly financial covenants, including minimum earnings before interest, taxes, depreciation and amortization, a minimum fixed charge coverage ratio and a maximum leverage ratio. These credit facilities are secured by substantially all of our assets, with the First Lien Credit Facility on a secured basis and the Second Lien Credit Facility secured on a second lien basis.

As of March 31, 2007, the blended interest rate on the First Lien Credit Facility was 8.62% and the interest rate on the Second Lien Credit Facility was 12.10%.

In May 2007, we amended our credit facilities to define Adjusted EBITDA as consolidated net earnings (or loss), plus net interest expense, income taxes, depreciation, amortization and stock-based compensation.

We intend to use part of the proceeds received in connection with this offering to repay the Second Lien Credit Facility in full.

Conversion of Convertible Preferred Stock

Our certificate of incorporation effective until immediately prior to the closing of this offering contains customary provisions relating to the convertible preferred stock regarding liquidation and sale preference, voting rights and required approvals of certain transactions, among others. Upon the completion of this offering, all of the shares of convertible preferred stock will convert into an aggregate of 23,361,416 shares of our common stock and 5,840,354 shares of our redeemable preferred stock. All of the shares of redeemable preferred stock will then be immediately redeemed for an aggregate payment of $9.7 million.

Stockholders Agreement

In connection with the acquisition of Monotype described above, we entered into the stockholders agreement on November 5, 2004, with TA Associates and D.B. Zwirn. Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens, all of whom are currently directors or executive officers, joined the agreement by executing employee investment agreements dated as of November 5, 2004 and Ms. Arthur, as well as her two sons, joined the agreement by executing an employee investment agreement dated as of June 15, 2005. The purpose of the stockholders agreement is to govern the relationship among the parties to the agreement. The stockholders agreement provides, among other things, the terms on which our securities held by these stockholders are to be transferred and voted. The stockholders agreement contains customary transfer restrictions, rights of first refusal and co-sale, drag-along, preemptive rights and voting obligations. These provisions, as well as most other provisions, of the stockholders agreement terminate upon the closing of this offering. However, there are two material provisions of the stockholders agreement that survive the closing of this offering. The surviving provisions include our covenant to indemnify TA Associates and D.B. Zwirn, including their associated investment funds, subject to exceptions, for damages, expenses or losses arising out of, based upon or by reason of any breach of a covenant or agreement made by us in the stockholders agreement, any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of us, or otherwise relating to their involvement with us. This covenant continues until the expiration of the applicable statute of limitations. Lastly, we have covenanted to obtain and maintain directors’ and officers’ liability insurance coverage of at least $5.0 million per occurrence, covering, among other things, violations of federal or state securities laws. We are required to increase the coverage to at least $15.0 million per occurrence in connection with this offering, and this covenant survives the closing of this offering for so long as any person affiliated with TA Associates is a member of our board of directors.

Registration Rights Agreement

In connection with the acquisition of Monotype described above, we entered into a registration rights agreement, dated as of November 5, 2004, with investment funds affiliated with TA Associates and an investment fund affiliated with D.B. Zwirn. Messrs. Shaw, Seguin, Burk, DeWitt, Greve, McCallum, McCarthy, Ms. Money and Messrs. Murphy and Givens, all of whom are currently directors or executive officers, joined the agreement by executing employee investment agreements dated as of November 5, 2004 and Ms. Arthur, as well as her two sons, joined the agreement by executing an employee investment agreement dated as of June 15, 2005. Under certain circumstances these stockholders are entitled to require us to register their shares of common stock under the securities laws for resale. See “Description of Capital Stock — Registration Rights.”

Indemnification and Employment Agreements

We have agreed to indemnify our directors and certain of our executive officers in certain circumstances. See “Management — Limitation of Liability and Indemnification.” We have also entered into employment agreements and non-competition agreements with our executive officers. See “Management — Agreements with Executive Officers.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of June 1, 2007, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 1, 2007 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations are based on 27,162,324 shares outstanding as of June 1, 2007, which assumes the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 23,361,416 shares of common stock that will occur at the closing of this offering. For purposes of presenting percentage ownership after this offering, outstanding shares also reflect the exercise after June 1, 2007 of stock options to purchase 12,312 shares of common stock that are being sold in this offering and the conversion of the notes issued in connection with the acquisition of China Type Design upon the closing of this offering into 413,345 shares of common stock.

The selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 1,650,000 shares in connection with this offering. Information in the following table assumes that the underwriters do not exercise this option.

Name and Address of Beneficial Owner(1)	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
	Shares Beneficially Owned	Percentage	Shares Being Offered	Shares Beneficially Owned	Percentage
TA Associates Funds(2)	22,035,168	81.1%	4,437,151	17,598,017	52.4%
Douglas J. Shaw(3)	1,011,244	3.7	125,308	885,936	2.6
Jacqueline D. Arthur(4)	219,840	*	26,497	193,343	*
John L. Seguin(5)	225,964	*	30,422	195,542	*
Jeffrey J. Burk(6)	166,644	*	20,804	145,840	*
David R. DeWitt(7)	121,732	*	15,778	105,954	*
Geoffrey W. Greve(8)	48,944	*	5,589	43,355	*
Steven R. Martin(9)	76,792	*	12,312	64,480	*
John H. McCallum(10)	115,616	*	13,303	102,313	*
David L. McCarthy(11)	357,324	1.3	43,400	313,924	*
Patricia J. Money(12)	67,100	*	8,971	58,129	*
Jack P. Murphy(13)	86,116	*	8,400	77,716	*
Robert M. Givens(14)	786,220	2.9	112,000	674,220	2.0
A. Bruce Johnston(15)	22,035,168	81.1	4,437,151	17,598,017	52.4
Roger J. Heinen, Jr.(16)	11,248	*	0	11,248	*
Pamela F. Lenehan(17)	11,248	*	0	11,248	*
Jonathan W. Meeks(18)	22,035,168	81.1	4,437,151	17,598,017	52.4
Peter J. Simone(19)	60,000	*	3,150	56,850	*
Allan W. Ristow(20)	140,252	*	22,459	117,793	*
Timothy Fraser(21)	90,924	*	16,582	74,342	*
Mark S. Brown(22)	67,100	*	12,513	54,587	*
Donald M. MacDonald(23)	67,100	*	12,197	54,903	*
Christopher J. Roberts(24)	53,112	*	9,733	43,379	*
Joseph G. Roberts(25)	55,432	*	7,000	48,432	*
Robert M. Silva(26)	52,900	*	9,800	43,100	*
Vladimir Levantovsky(27)	45,756	*	6,608	39,148	*
Barbara J. Goddeau(28)	40,008	*	6,252	33,756	*
Susan Waksmonski(29)	38,696	*	6,252	32,444	*
Kamal Mansour(30)	36,912	*	6,068	30,844	*
James W. Doolittle(31)	38,696	*	7,599	31,097	*
Robert Cutillo(32)	29,204	*	6,065	23,139	*
Robin Nicholas(33)	40,404	*	7,787	32,617	*
All executive officers and directors as a group (19 persons)(34)	25,401,200	87.9	4,863,085	20,538,115	58.2%

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Except as otherwise indicated, addresses are c/o Monotype Imaging Holdings Inc., 500 Unicorn Park Drive, Woburn, MA 01801. The address of TA Associates and Messrs. Johnston and Meeks is c/o TA Associates, Inc., John Hancock Tower, 56th Floor, 200 Clarendon Street, Boston, MA 02116. The address of D.B. Zwirn is 745 Fifth Avenue, 18th Floor, New York, NY 10151.

(2)	The amount shown reflects the aggregate number of shares of common stock held by TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P. and TA Subordinated Debt Fund, L.P. (collectively, the “TA Associates Funds”).

Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates: Messrs. A. Bruce Johnston, Roger B. Kafker, C. Kevin Landry and Jonathan W. Meeks. Mr. Johnston is a Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P. and TA Subordinated Debt Fund L.P., the general partner of the general partner of TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P., and the general partner of TA Investors II, L.P.

(3)	The amount shown includes 632,728 shares of restricted stock and 49,000 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(4)	The amount shown includes 132,000 shares of restricted stock and 4,380 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007. Also includes 28,464 shares of our common stock held by Andrew and Russell Young, Ms. Arthur’s sons, over which she has voting or investment power.

(5)	The amount shown includes 158,180 shares of restricted stock and 35,344 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(6)	The amount shown includes 79,092 shares of restricted stock and 6,124 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(7)	The amount shown includes 65,908 shares of restricted stock and 5,104 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(8)	The amount shown includes 39,544 shares of restricted stock and 3,060 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(9)	The amount shown includes 76,792 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007. The 12,312 shares offered for sale by Mr. Martin were issued upon the exercise of stock options in connection with this offering.

(10)	The amount shown includes 77,576 shares of restricted stock.

(11)	The amount shown includes 210,908 shares of restricted stock and 16,332 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(12)	The amount shown includes 39,544 shares of restricted stock and 3,060 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(13)	The amount shown includes 39,544 shares of restricted stock and 14,872 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(14)	The amount shown includes 395,456 shares of restricted stock and 61,248 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(15)	Mr. Johnston is a Managing Director of TA Associates and may be considered to have beneficial ownership of TA Associates’ interest in us. Mr. Johnston disclaims beneficial ownership of all such shares. See Note 2 above.

(16)	The amount shown includes 11,248 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(17)	The amount shown includes 11,248 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(18)	Mr. Meeks is a Managing Director of TA Associates and may be considered to have beneficial ownership of TA Associates’ interest in us. Mr. Meeks disclaims beneficial ownership of all such shares. See Note 2 above.

(19)	The amount shown includes 60,000 shares of restricted stock.

(20)	The amount shown includes 39,544 shares of restricted stock and 3,060 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(21)	The amount shown includes 46,544 shares of restricted stock.

(22)	The amount shown includes 39,544 shares of restricted stock and 3,060 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.
(23)	The amount shown includes 39,544 shares of restricted stock and 3,060 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(24)	The amount shown includes 39,544 shares of restricted stock and 5,560 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(25)	The amount shown includes 26,364 shares of restricted stock and 2,040 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(26)	The amount shown includes 26,364 shares of restricted stock and 2,040 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(27)	The amount shown includes 26,364 shares of restricted stock and 2,040 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(28)	The amount shown includes 15,512 shares of restricted stock.

(29)	The amount shown includes 13,180 shares of restricted stock and 1,020 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(30)	The amount shown includes 13,180 shares of restricted stock and 1,020 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(31)	The amount shown includes 13,180 shares of restricted stock and 1,020 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

(32)	The amount shown includes 4,708 shares of restricted stock.

(33)	The amount shown includes 15,512 shares of restricted stock.

(34)	The amount shown includes the beneficial ownership of Mr. Shaw, Ms. Arthur, Messrs. Seguin, Burk and DeWitt, Ms. Dunlap, Messrs. Greve, Martin, McCallum and McCarthy, Ms. Money, Messrs. Murphy, Wildenberg, Givens, Johnston and Heinen, Ms. Lenehan and Messrs. Meeks and Simone and includes 1,930,480 shares of restricted stock and 284,820 shares subject to options that are immediately exercisable or exercisable within 60 days of June 1, 2007.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 250 million shares of common stock, par value $0.001 per share, and 10 million shares of undesignated preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

As of March 31, 2007, after giving effect to the exercise of options to purchase 12,312 shares of common stock that will be included in this offering and assuming the conversion of the notes issued in connection with the acquisition of China Type Design upon the closing of this offering, we had 4,198,529 shares of our common stock outstanding held by 76 stockholders of record, 5,840,354 shares of our convertible preferred stock outstanding held by 36 stockholders of record, no shares of our redeemable preferred stock outstanding and outstanding options to purchase 2,390,660 shares of our common stock under our 2004 Option Plan, 557,316 of which were vested. Upon the completion of this offering, all shares of our currently outstanding convertible preferred stock will be converted into an aggregate of 23,361,416 shares of common stock.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to 10 million shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration Rights

We entered into a registration rights agreement, dated as of November 5, 2004, with investment funds affiliated with TA Associates and an investment fund affiliated with D.B. Zwirn. Messrs. Givens, Burk, Shaw, Seguin, McCarthy, DeWitt and Greve, Ms. Money and Messrs. McCallum and Murphy, all of whom are currently directors or executive officers, joined the agreement by executing employee investment agreements dated as of November 5, 2004. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Demand Registration Rights.    At any time after the effective date of this offering, subject to certain exceptions, the holders of two-thirds of the then outstanding registrable securities, which TA Associates currently holds, have the right to demand that we file a registration statement covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement, provided, however, that we are not obligated to cause the registration statement to become effective prior to the date which is six months following the effective date of this offering. We are not obligated to file a registration statement on more than three occasions upon the request of the holders of two-thirds of registrable securities; however, this offering will not count toward that limitation. After the completion of this offering, the investment funds affiliated with TA Associates will own 17,598,017 shares of our common stock.

Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, investor parties to the agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $500,000 shall have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by the requesting investor.

We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if our board of directors deems it advisable to delay such filing or if we are in possession of material nonpublic information that would be in our best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

Piggyback Registration Rights.    All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration.    We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.    The registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights.    The registration rights granted under the registration rights agreement have no expiration date.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

Upon completion of this offering, our certificate of incorporation and by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.    In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders.    Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to Certificate of Incorporation and By-Laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock.    Our certificate of incorporation provides for 10 million authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Nasdaq Global Market Listing

We are applying to have our common stock approved for quotation on the Nasdaq Global Market under the trading symbol “TYPE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. A “non-U.S. holder” also does not include a person that owns, or has owned, actually or constructively, more than 5% of our common stock. Persons described in this paragraph are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not expect to pay dividends in the foreseeable future. In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN (or other applicable form) certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•

our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, and we have been a U.S. real property holding corporation at any time within the non-U.S. holder’s holding period, or the five-year period preceding the disposition, if shorter.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock approved for quotation on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of 33,559,945 shares of common stock, assuming the issuance of 6,000,000 shares of common stock offered in our initial public offering and no exercise of options after March 31, 2007 except for stock options to purchase 12,312 shares of common stock that are being exercised and sold in this offering and assuming the conversion of the China Type notes on June 1, 2007. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. See “ — Lock-Up Agreements.”

The remaining 22,559,945 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 22,096,792 shares will be subject to “lock-up” agreements described below on the effective date of this offering. The 4,383,560 shares reserved under our 2007 Option Plan are not subject to the lock-up agreements and, unless we expressly state otherwise, are not included in the discussion below. On the effective date of this offering, there will be no shares that are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k) and there will be 463,153 shares that are not subject to lock-up agreements that will be available for sale under Rule 144 or Rule 701. Upon expiration of the lock-up agreements 180 days after the effective date of this offering, 21,568,224 shares will become eligible for sale. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below. See “ — Lock-Up Agreements.”

Days After Date of This Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	5,000,000	Shares sold in the offering
90 Days	463,153	Shares saleable under Rules 144 and 701 that are not subject to a lock-up.
180 Days	21,568,224	Lock-up released; shares saleable under Rules 144 and 701
Thereafter	528,568	Restricted securities held for one year or less

Employee Benefit Plans

As of March 31, 2007 after giving effect to the exercise of options to purchase shares of our common stock that will be included in this offering, there were a total of 2,390,660 shares of common stock subject to outstanding options under our 2004 Option Plan, approximately 557,316 of which were vested and exercisable. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the 2004 Option Plan and the 2007 Option Plan. Immediately after completion of this offering, there will be 700,404 shares of our common stock vested and exercisable under outstanding options that are not subject to lock-up agreements. On the date which is 180 days after the effective date of this offering, a total of approximately 1,145,544 shares of common stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased under the 2004 Option Plan or the 2007 Option Plan generally would be available for resale in the public market.

Lock-Up Agreements

In connection with this offering, we, our executive officers, our directors and certain of our stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the underwriters, subject to customary exceptions. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 335,599 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Rights

Upon completion of this offering, the holders of at least 19,631,950 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITING

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Banc of America Securities LLC is acting as representative and sole book-running manager, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Banc of America Securities LLC
Jefferies & Company, Inc.
William Blair & Company, L.L.C.
Needham & Company, LLC
Canaccord Adams Inc.

Total

The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than shares of common stock covered by the option to purchase additional shares as described below) if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,650,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 11,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriters’ percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Commissions and Expenses

The following table summarizes the underwriting discounts that we and the selling stockholders will pay. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from the selling stockholders and us.

	Per Share	Total
		No Exercise	Full Exercise

Paid by us	$	$	$

Paid by the selling stockholders	$	$	$

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $4.5 million. We will pay all costs and expenses of this offering, including expenses of the selling stockholders under the registration rights agreement described under “Description of Capital Stock — Registration Rights.”

Lock-Up Agreements

We, all of our directors and executive officers, and certain holders of our outstanding stock or options have agreed that, without the prior written consent of Banc of America Securities LLC, that we and they will not directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” or liquidate or decrease a “call equivalent position” or otherwise dispose of or transfer (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of), including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 180 days after the date of this prospectus, other than permitted transfers described below. In addition, we and they agree that, without the prior written consent of Banc of America Securities LLC, we and they will not, during such period, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with any registration statement that would be filed during the lock-up period.

Transfers or dispositions can be made sooner:

•

to any other person or entity, for as long as such other person or entity is controlled, controls, is in common control with or is an investment fund or similar entity managed by one or more investment managers of the transferor, or managed by the same general partner or manager as the transferor, or by any other general partner or manager within the same group as the transferor or its general partner;

•

either during the transferor’s lifetime or on death, by gift, will or intestate succession to children, stepchildren, or grandchildren (or any of their spouses), parents, stepparents, grandparents, spouse, domestic partner, siblings, in-laws or persons related by reason of legal adoption of the transferor; or

•

to a trust the beneficiaries of which are exclusively the transferor and/or children, stepchildren, or grandchildren (or any of their spouses), parents, stepparents, grandparents, spouse, domestic partner, siblings, in-laws or persons related by reason of legal adoption of the transferor;

provided, however, that in the case of the exceptions set forth above it shall be a condition to such transfer that the transferee agrees to hold the common stock subject to the provisions of the lock-up agreement, that no filing by any party under the Exchange Act is required or made in connection with such transfer or distribution, no public announcement is required by law or is made and notice is provided to Banc of America Securities LLC in advance.

The 180-day restricted period described in the preceding two paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the two preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Banc of America Securities LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Banc of America Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•

A short position involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales by the underwriters is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. If the underwriters sell more shares than could be covered by their option to purchase additional shares, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover page of this prospectus.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in websites that they do not maintain.

Discretionary Sales

The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business. We currently have no agreements or commitments with respect to any such transactions or services.

Foreign Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the shares of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of our common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares of our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares of our common stock acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to Prospective Investors in the United Kingdom

No shares of our common stock are to be offered or sold other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares of our common stock would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the Issuer. No communication, invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) shall be made in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA will be complied with in respect to the offer of the shares of our common stock in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares of our common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of our common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Italy

The offering of the shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares of our common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares of our common stock or distribution of copies of this prospectus or any other document relating to the shares of our common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of the shares of our common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the Financial Service Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “Notice to Prospective Investors in the European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Certain partners of Goodwin Procter LLP are limited partners of investment partnerships which are affiliated with TA Associates and are stockholders of Monotype. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Monotype Imaging Holdings Inc. at December 31, 2005 and 2006, and for the years ended December 31, 2005 and 2006 (Successor Basis), the period from November 5, 2004 through December 31, 2004 (Successor Basis) and the period from January 1, 2004 through November 4, 2004 (Predecessor Basis) appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Linotype GmbH at March 31, 2005 and 2006, and for each of the two years in the period ended March 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-140232) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INDEX TO FINANCIAL STATEMENTS

MONOTYPE IMAGING HOLDINGS INC.

Report of Independent Registered Public Accounting Firm	F–2
Consolidated Balance Sheets — December 31, 2005 and 2006 and March 31, 2007 (Unaudited)	F–3

Consolidated Statements of Operations — For the period January 1, 2004 to November 4, 2004, the period November 5, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and March 31, 2007 (Unaudited)

F–4

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Equity (Deficit) — For the period January 1, 2004 to November 4, 2004, the period November 5, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 (Unaudited)

F–5

Consolidated Statements of Cash Flows — For the period January 1, 2004 to November 4, 2004, the period November 5, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and March 31, 2007 (Unaudited)

F–7
Notes to Consolidated Financial Statements	F–9

LINOTYPE GMBH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Monotype Imaging Holdings Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Monotype Imaging Holdings Inc. and subsidiaries as of December 31, 2006 and 2005 (Successor Basis), and the related consolidated statements of operations, convertible redeemable preferred stock and stockholders’ equity (deficit), and cash flows for the years ended December 31, 2006 and 2005 (Successor Basis), the period from November 5, 2004 through December 31, 2004 (Successor Basis) and the period from January 1, 2004 through November 4, 2004 (Predecessor Basis). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monotype Imaging Holdings Inc. and subsidiaries at December 31, 2006 and 2005 (Successor Basis), and the consolidated results of their operations and their cash flows for the years ended December 31, 2006 and 2005 (Successor Basis), the period from November 5, 2004 through December 31, 2004 (Successor Basis) and the period from January 1, 2004 through November 4, 2004 (Predecessor Basis), in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 7 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An amendment of FASB Statement Nos. 87, 88, 106, and 132(R) and as discussed in Notes 2 and 12 to the consolidated financial statements, in 2006 the Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment.

/S/    ERNST & YOUNG LLP

Boston, Massachusetts

April 11, 2007, except as to Note 14, as to which the date is July 5, 2007

MONOTYPE IMAGING HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		March 31,
	2005	2006	2007	2007
			(unaudited)
				Pro forma
Assets
Current assets:
Cash and cash equivalents	$10,784	$8,540	$6,838
Accounts receivable, net of allowance for doubtful accounts of $85, $0 and $27 at December 31, 2005 and 2006, and March 31, 2007, respectively	2,971	4,841	10,875
Income tax refunds receivable	1,603	—	—
Deferred income taxes	153	793	809
Investment in interest rate cap	206	882	660
Prepaid expense and other current assets	482	1,306	1,359

Total current assets	16,199	16,362	20,541
Property and equipment, net	1,081	1,935	1,907
Goodwill	92,124	138,452	138,765
Intangible assets, net	92,683	111,419	108,913
Investment in interest rate cap	1,206	73	36
Prepaid royalties	400	400	400
Other assets	186	1,632	3,392

Total assets	$203,879	$270,273	$273,954

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$340	$1,580	888
Accrued expenses	8,721	12,683	11,173
Accrued transaction bonus	267	—	—
Current portion of deferred compensation	974	869	—
Accrued income taxes	—	2,066	502
Deferred revenue	8,830	5,034	12,203
Due to affiliate	267	—	—
Current portion of long-term debt	11,153	13,105	13,291

Total current liabilities	30,552	35,337	38,057
Long-term debt, less current portion	146,656	189,793	187,437
Deferred compensation, net of current portion	975	—	—
Deferred income taxes	6,200	14,369	14,301
Reserve for income taxes, net of current portion	—	—	1,231
Accrued pension benefits	—	3,184	3,261
Commitments and contingencies (Note 16)
Convertible redeemable preferred stock, at redemption value, $0.01 par value, 6,000,000 shares authorized as of December 31, 2005 and 5,994,199 authorized as of December 31, 2006 and March 31, 2007; 5,846,155, 5,840,354 and 5,840,354 shares issued and outstanding as of December 31, 2005 and 2006 and March 31, 2007, respectively, and no shares authorized as of March 31, 2007, pro forma	15,793	40,170	53,876	—
Redeemable preferred stock, at redemption value, $0.01 par value, 6,000,000 shares authorized as of December 31, 2005 and 5,994,199 shares authorized as of December 31, 2006 and March 31, 2007; no shares issued and outstanding as of December 31, 2005 and 2006 and March 31, 2007 and 5,840,354 shares issued and outstanding as of March 31, 2007, pro forma	—	—	—	9,654
Stockholders’ equity (deficit):
Common stock, $0.001 par value, 40,000,000 shares authorized, actual, 250,000,000 shares authorized, pro forma; 3,730,316, 3,764,088 and 3,772,872 shares issued and outstanding as of December 31, 2005 and 2006, and March 31, 2007, respectively, and 27,134,288 shares issued and outstanding as of March 31, 2007, pro forma	4	4	4	27
Treasury stock, at cost, 40,836 shares as of December 31, 2006 and March 31, 2007, and as of March 31, 2007, pro forma	—	(41)	(41)	(41)
Additional paid-in capital	226	687	1,072	45,271
Accumulated other comprehensive income (loss)	(48)	574	686	686
Retained earnings (accumulated deficit)	3,521	(13,804)	(25,930)	(25,930)

Total stockholders’ equity (deficit)	3,703	(12,580)	(24,209)	20,013

Total liabilities and stockholders’ equity (deficit)	$203,879	$270,273	$273,954

See accompanying notes.

MONOTYPE IMAGING HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
	(Predecessor)	(Successor)
					(Unaudited)
Revenue	$52,010	$13,037	$73,776	$86,204	$18,466	$25,710

Cost of revenue	8,577	1,224	9,513	8,305	2,132	2,747
Cost of revenue — amortization of acquired technology	728	401	2,408	3,021	675	844
Marketing and selling	9,299	1,853	11,730	14,931	3,043	4,531
Research and development	8,290	1,835	10,668	13,813	2,928	4,049
General and administrative	7,948	1,081	5,639	10,112	1,817	3,536
Transaction bonus	25,207	—	—	—	—	—
Amortization of other intangible assets	607	1,073	6,459	6,687	1,613	1,779

Total costs and expenses	60,656	7,467	46,417	56,869	12,208	17,486

Income (loss) from operations	(8,646)	5,570	27,359	29,335	6,258	8,224

Other (income) expense:
Interest expense	—	2,055	14,893	19,687	4,131	5,344
Interest income	(335)	(21)	(158)	(171)	(16)	(21)
(Gain) loss on foreign exchange	—	—	1,427	(592)	12	(140)
(Gain) loss on interest rate caps	—	238	(503)	(490)	(389)	259
Other (income) expense, net	109	46	—	(1,621)	(345)	(246)
Dividend income	—	—	(105)	(461)	—	—

Total other (income) expense	(226)	2,318	15,554	16,352	3,393	5,196

Income (loss) before provision for income taxes	(8,420)	3,252	11,805	12,983	2,865	3,028

Provision (benefit) for income taxes	(2,817)	1,338	4,684	5,921	1,151	1,448

Net income (loss)	$(5,603)	$1,914	$7,121	$7,062	$1,714	$1,580

Net income (loss) available to common stockholders	$(5,603)	$106	$92	$(17,325)	$(1,420)	$(12,126)

Earnings (loss) per common share data:
Basic	$(5,603.00)	$0.08	$0.07	$(7.37)	$(0.68)	$(4.35)
Diluted	$(5,603.00)	$0.07	$0.05	$(7.37)	$(0.68)	$(4.35)
Weighted average number of shares:
Basic	1,000	1,371,016	1,371,016	2,351,356	2,079,716	2,786,916
Diluted	1,000	26,000,656	27,421,316	2,351,356	2,079,716	2,786,916
Pro forma net income available to common stockholders (unaudited)				$7,062		$1,580
Pro forma earnings per share (unaudited)
Basic				$0.27		$0.06
Diluted				$0.24		$0.06
Pro forma weighted average number of shares (unaudited)
Basic				25,721,480		26,148,332
Diluted				28,238,692		28,649,648

The purchase method of accounting was used to record assets acquired and liabilities assumed by us in our acquisition from Agfa. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying financial statements of the predecessor and us are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows for these two separate entities.

See accompanying notes.

MONOTYPE IMAGING HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED

STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Convertible Redeemable Preferred Stock		Common Stock		Treasury Stock		Subscriptions Receivable	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)	Comprehensive Income/(Loss)
	Number of Shares	Redemption Value	Number of Shares	$0.001 Par Value	Number of Shares	Amount
Predecessor:
Balance at December 31, 2003			—					$5,386	$391	$33,219	$38,996
Net income (loss)			—					—		(5,603)	(5,603)	$(5,603)
Cumulative translation adjustment			—					—	306	—	306	306

Dividend and return of capital to Agfa Corporation								(5,386)		(47,871)	(53,257)
Comprehensive loss												$(5,297)

Balance at November 4, 2004			—					—	697	(20,255)	(19,558)

Successor:
Balance at November 5, 2004			—					—		—	—
Net income			—					—		1,914	1,914	$1,914
Cumulative translation adjustment			—					—	(18)	—	(18)	(18)
Issuance of convertible redeemable preferred stock	5,826,750	$58,268	—					—		—	—
Issuance of restricted common stock under 2004 Stock Option and Grant Plan	—	—	2,165,792	$2			$(5)	$3		—	—
Issuance of common stock	—	—	1,371,560	2			—	1		—	3

Comprehensive income												$1,896

Balance at December 31, 2004	5,826,750	58,268	3,537,352	4			(5)	4	(18)	1,914	1,899

See accompanying notes.

MONOTYPE IMAGING HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)

(in thousands, except share amounts)

	Convertible Redeemable Preferred Stock		Common Stock		Treasury Stock		Subscriptions Receivable	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)	Comprehensive Income/(Loss)
	Number of Shares	Redemption Value	Number of Shares	$0.001 Par Amount	Number of Shares	Amount
Balance at December 31, 2004	5,826,750	58,268	3,537,352	4			(5)	4	(18)	1,914	1,899
Net income	—	—	—	—			—	—	—	7,121	7,121	$7,121
Subscription payments	—	—	—	—			5	—	—	—	5
Cumulative translation adjustment	—	—	—	—			—	—	(30)	—	(30)	(30)
Issuance of convertible redeemable preferred stock	19,405	300	—	—			—	—	—	—	—
Accretion of convertible redeemable preferred stock redemption value	—	5,514	—	—			—	—	—	(5,514)	(5,514)
Issuance of restricted common stock under 2004 Stock Option and Grant Plan	—	—	160,708	—			—	181	—	—	181
Exercise of common stock options	—	—	32,256	—			—	41	—	—	41
Redemption of convertible redeemable preferred stock and conversion of convertible redeemable preferred stock and common stock pursuant to recapitalization	—	(48,289)	—	—			—	—	—	—	—

Comprehensive income									—			$7,091

Balance at December 31, 2005	5,846,155	15,793	3,730,316	4			—	226	(48)	3,521	3,703
Net income	—	—	—	—			—	—	—	7,062	7,062	$7,062
Cumulative translation adjustment, net of tax	—	—	—	—			—	—	581	—	581	581
Unrecognized actuarial gain, net of tax	—	—	—	—			—	—	41	—	41	41
Repurchase of convertible redeemable preferred stock	(5,801)	(10)	—	—			—	—	—	—	—
Repurchase of unvested shares of restricted common stock	—	—	(40,836)	—	40,836	$(41)	—	—	—	—	(41)
Accretion of convertible redeemable preferred stock redemption value	—	24,387	—	—	—	—	—	—	—	(24,387)	(24,387)
Issuance of common stock under 2004 Stock Option and Grant Plan	—	—	60,000	—	—	—	—	13	—	—	13
Exercise of common stock options	—	—	14,608	—	—	—	—	8	—	—	8
Stock-based compensation	—	—	—	—	—	—	—	440	—	—	440

Comprehensive income												$7,684

Balance at December 31, 2006	5,840,354	$40,170	3,764,088	4	40,836	(41)	—	687	574	(13,804)	(12,580)
(Unaudited):
Net income	—	—	—	—	—	—	—	—	—	1,580	1,580	$1,580
Cumulative translation adjustment, net of tax	—	—	—	—	—	—	—	—	112	—	112	112
Accretion of convertible redeemable preferred stock redemption value	—	13,706	—	—	—	—	—	—	—	(13,706)	(13,706)
Exercise of common stock options	—	—	8,784	—	—	—	—	3	—	—	3
Stock-based compensation	—	—	—	—	—	—	—	382	—	—	382

Comprehensive income												$1,692

Balance at March 31, 2007	5,840,354	53,876	3,772,872	4	40,836	(41)	—	1,072	686	(25,930)	(24,209)
Conversion of convertible redeemable preferred stock	(5,840,354)	(53,876)	23,361,416	23	—	—	—	44,199	—	—	44,222

Pro forma March 31, 2007 (Unaudited)	—	$—	27,134,288	$27	40,836	$(41)	$—	$45,271	$686	$(25,930)	$20,013

The purchase method of accounting was used to record assets acquired and liabilities assumed by us in our acquisition from Agfa. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying financial statements of the predecessor and us are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows for these two separate entities.

See accompanying notes.

MONOTYPE IMAGING HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
	(Predecessor)	(Successor)
					(Unaudited)
Operating activities
Net income (loss)	$(5,603)	$1,914	$7,121	$7,062	$1,714	$1,580
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,457	1,513	9,360	10,345	2,410	2,857
Amortization of deferred financing costs and debt discount	—	59	919	1,044	309	265
Stock-based compensation	—	—	—	440	—	382
Deferred income taxes	2,505	1,312	2,937	2,404	(1,333)	1,351
Provision for doubtful accounts	—	68	50	—	—	—
Unrealized currency (gain) on foreign denominated intercompany note	—	—	—	(1,089)	—	(255)
Unrealized (gain) loss on interest rate caps	—	238	(503)	459	(389)	13
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(3,961)	4,770	1,298	1,349	(316)	(6,000)
Income tax refund receivable	—	—	(1,157)	—	—	—
Prepaid expenses and other assets	(1,401)	1,151	(307)	871	729	(1,729)
Accounts payable	(154)	180	(32)	1,038	393	(647)
Accrued expenses	(8,547)	(6,567)	1,043	730	876	(4,408)
Accrued transaction bonus	25,207	(19,137)	(937)	(267)	—	—
Due to Agfa Corporation	(17,018)	—	—	—	—	—
Deferred compensation	—	3,380	(3,552)	(975)	(975)	—
Due to affiliated company	(89)	395	(432)	—	—	—
Deferred revenue	6,622	(268)	7,628	(3,967)	(2,157)	7,168
Other liabilities	(140)	—	—	—	—	—

Net cash provided by (used in) operating activities	(1,122)	(10,992)	23,436	19,444	1,261	577

Investing activities
Purchase of property and equipment	(441)	—	(903)	(539)	(35)	(194)
Purchase of technology and trademarks	—	—	—	(12,047)	(2,114)	—
Acquisitions, net of cash acquired	—	(163,625)	—	(52,974)	—	(9)
Payment of (increase in) cash surrender value of life insurance contracts	(41)	(115)	1,788	—	—	—

Net cash provided by (used in) investing activities	(482)	(163,740)	885	(65,560)	(2,149)	(203)

See accompanying notes.

MONOTYPE IMAGING HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(in thousands)

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
	(Predecessor)	(Successor)
					(Unaudited)
Financing activities
Purchase of interest rate caps	—	(959)	(188)	(33)	—	—
Deferred costs related to public offering	—	—	—	(186)	—	—
Repayments from (advance to) Agfa-Gevaert N.V.	43,684	—	—	—	—	—
Loan repayments from Agfa Corporation	10,073	—	—	—	—	—
Proceeds from issuance of debt, net of issuance costs	—	131,077	58,853	53,949	—	(60)
Payments on long-term debt	—	(750)	(33,570)	(10,534)	(1,500)	(2,374)
Payments on exchange of preferred stock	—	—	(48,289)	—	—	—
Issuance of convertible redeemable preferred stock	—	54,616	300	—	—	—
Issuance of common stock	—	3	227	111	—	3
Repurchase of common and convertible redeemable preferred stock	—	—	—	(51)	—	—
Dividends and return of capital to Agfa Corporation	(53,257)	—	—	—	—	—

Net cash provided by (used in) financing activities	500	183,987	(22,667)	43,256	(1,500)	(2,431)
Effect of exchange rates on cash	306	(18)	(107)	616	24	355

Increase (decrease) in cash and cash equivalents	(798)	9,237	1,547	(2,244)	(2,364)	(1,702)
Cash and cash equivalents at beginning of period	1,758	—	9,237	10,784	10,784	8,540

Cash and cash equivalents at end of period	$960	$9,237	$10,784	$8,540	$8,420	$6,838

Supplemental disclosures:
Interest paid	—	$515	$15,763	$17,914	$1,516	$5,814
Income taxes paid	—	—	$1,978	$210	5	1,572
Non-cash transactions:
Issuance of common and redeemable preferred stock in lieu of payment of transaction bonuses	—	$3,652	—	—	—	—
Issuance of debt in lieu of payment of transaction bonuses	—	$1,214	—	—	—	—
Issuance of convertible notes payable in connection with acquisition of China Type Design	—	—	—	$600	—	—

The purchase method of accounting was used to record assets acquired and liabilities assumed by us in our acquisition from Agfa. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying financial statements of the predecessor and us are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows for these two separate entities.

See accompanying notes.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Period from January 1, 2004 through November 4, 2004, Period from November 5, 2004 through December 31, 2004, Years Ended December 31, 2005 and 2006 and Three Months Ended March 31, 2006 and 2007 (unaudited)

(All amounts in thousands of United States dollars, unless otherwise stated)

1.    Nature of Business

Monotype Imaging Holdings Inc. (the “Company” or “we”) is a leading global provider of text imaging solutions. The Company’s technologies and fonts enable the display and printing of high quality digital text. The Company’s technologies and fonts have been widely deployed across a range of consumer electronic (“CE”) devices, including laser printers, digital copiers, mobile phones, digital televisions, set-top boxes and digital cameras, as well as in numerous software applications and operating systems. The Company licenses its text imaging solutions to CE device manufacturers, independent software vendors and creative and business professionals. The Company is headquartered in Woburn, Massachusetts. The Company operates in one business segment: the development, marketing and licensing of technologies and fonts. The Company also maintains various offices worldwide for selling and marketing, research and development and administration. At March 31, 2007, the Company conducts its operations through two domestic operating subsidiaries, Monotype Imaging Inc. (“MTI”) and International Typeface Corporation (“ITC”), and four foreign operating subsidiaries China Type Design Limited (“China Type Design”), Monotype Imaging KK (“Monotype Japan”), Monotype Imaging Ltd. (“Monotype UK”) and Linotype GmbH (“Linotype”).

2.    Significant Accounting Policies

The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2007 and 2006 and the consolidated statements of convertible redeemable preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2007, are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). In the opinion of our management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair presentation of our financial position at March 31, 2007 and 2006, and our results of operations and cash flows for the three months ended March 31, 2007 and 2006. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Basis of Presentation

The consolidated financial statements represent the accounts of Monotype Imaging Holdings Inc. and its subsidiaries.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In November 2004, Imaging Acquisition Corporation, our wholly-owned subsidiary, acquired all of the common stock of Agfa Monotype Corporation (“Agfa Monotype”), a wholly-owned subsidiary of Agfa Corporation (“Agfa”). On November 5, 2004, Agfa Monotype was spun off into a new entity, MTI, which was owned by TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype through Imaging Holdings Corp. (“IHC”). IHC became the parent of MTI. In December 2004, we formed Monotype Japan, our wholly-owned Japanese subsidiary. In August 2005, IHC entered into a recapitalization transaction and debt refinancing which resulted in the Company becoming the parent of IHC.

In July 2006, we acquired 80.01% of the capital stock of China Type Design, a Hong Kong corporation. At the time of this acquisition, we already had a 19.99% ownership interest in China Type Design, and following the acquisition, it became our wholly-owned subsidiary. In August 2006, we completed the acquisition of the capital stock of Linotype, a German corporation, through our newly formed wholly-owned subsidiary, Monotype GmbH.

The accompanying consolidated financial statements present the Company for the period January 1, 2004 to November 4, 2004 (predecessor basis for the period of Agfa’s ownership of Agfa Monotype), including the accounts of Agfa Monotype’s wholly-owned subsidiaries, ITC and Monotype UK. The accompanying consolidated financial statements present the Company (successor basis for periods subsequent to the acquisition of Agfa Monotype) for the period from November 5, 2004 to December 31, 2004, the year ended December 31, 2005, also including the accounts of Monotype Japan, the year ended December 31, 2006 and the three months ended March 31, 2007, also including the accounts of China Type Design, Linotype and Monotype GmbH. All intercompany balances have been eliminated in consolidation.

Unaudited Pro Forma Presentation

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of convertible redeemable preferred stock and stockholders equity (deficit) as of March 31, 2007 reflect the conversion of the convertible redeemable preferred stock (Note 13) into common and redeemable preferred stock at the closing of an initial public offering of the Company’s common stock as if it had occurred on March 31, 2007.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We believe the most judgmental estimates include those related to allowance for doubtful accounts, income taxes, valuation of goodwill, other intangible assets and long-lived assets. We base our estimates and judgments on historical experience and various other appropriate factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the amount of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, investments in interest rate caps and debt. The estimated fair value of these financial instruments approximates their carrying value at December 31, 2005 and 2006 and March 31, 2007.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and overnight repurchase agreements. We consider all highly liquid investments with original maturities of three months or less at the time of acquisition to be cash equivalents.

Property and Equipment

Property and equipment are stated on the basis of cost. We capitalize expenditures that materially increase asset lives and charge ordinary repairs and maintenance to operations as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the assets:

Estimated Useful Life
Computer equipment	2 to 5 years
Furniture and fixtures	3 years — 13 years
Leasehold improvements	Shorter of lease term or estimated useful life of 3 years — 5 years

Goodwill and Indefinite Lived Intangible Assets

Goodwill represents the excess of the cost of acquired businesses over the fair value of identifiable net assets acquired. We account for goodwill and indefinite lived intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 we assess the realizability of goodwill and indefinite lived intangible assets annually and whenever events or changes in circumstances indicate there might be an impairment. To determine if an impairment exists, since we operate within a single business segment, the fair value of our company is compared to our carrying value. We estimate fair value by using forecasts of discounted cash flows. The results of the tests indicated that there has been no impairment of goodwill or indefinite lived intangible assets.

The utilization of pre-acquisition net operating loss carryforwards subject to a full valuation allowance, and the application of certain provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”) resulted in the recognition of a decrease in goodwill by approximately $577 and $524 for the years ended December 31, 2005 and 2006, respectively. Goodwill also decreased by an additional $109 for the year ended December 31, 2006 due to the tax effect of excess tax basis goodwill amortization.

Long-Lived Assets

We account for long-lived assets including property and equipment and amortize long-lived intangible assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 requires companies to (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows, and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. We have had no impairments of our long-lived assets.

Revenue Recognition

We recognize revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition (“SOP 97-2”), as modified by SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Revenue is recognized when persuasive evidence of an agreement exists, the product has been delivered or services have been provided, the fee is fixed or determinable and collection of the fee is probable.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

OEM Revenue

Our OEM revenue is derived substantially from per-unit royalties. Under our licensing arrangements we typically receive a royalty for each product unit incorporating our text imaging solutions that is shipped by our OEM customers. We also receive OEM revenue from fixed fee licenses with certain of our OEM customers. Fixed fee licensing arrangements are not based on units the customer ships, but instead, customers pay us on a periodic basis for use of our text imaging solutions. Though significantly less than royalties from per-unit shipments and fixed fees from OEMs, we also receive revenue from operating system and software application vendors who include our text imaging solutions in their products, and for font development. The term of our licenses range from one to ten years, and usually provide for automatic or optional renewals. Revenue from per-unit royalties is recognized in the period during which we receive a royalty report from a customer, typically one quarter after royalty-bearing units are shipped. Revenue from fixed fee licenses is generally recognized when it is billed to the customer, so long as the product has been delivered, the license fee is fixed and non-refundable and collection is probable.

Creative Professional Revenue

We derive our creative professional revenue primarily from font licenses to end-users and custom font design services. We license fonts directly to end-users through our e-commerce websites and via telephone and email, and indirectly through third-party resellers. We also license fonts and provide custom font design services to graphic designers, advertising agencies and corporations.

Revenue from font licenses to our e-commerce customers is recognized upon payment by the customer and electronic shipment of the software embodying the font. Revenue from font licenses to other customers is recognized upon shipment of the software embodying the font. Revenue from resellers is recognized upon notification from the reseller that our font product has been licensed. We generally recognize custom font design services revenue upon delivery of the font.

Cost of Revenue

We pay font license fees on certain fonts that are owned by third parties. We recognize royalty expenses with respect to those font license fees concurrent with the recognition of revenue on licenses to which they relate. Amortization of acquired technology is an additional cost of revenue (see Note 4).

Deferred Revenue

Deferred revenue results primarily from prepayments against future royalties received from our customers. These amounts are recognized as revenue as the royalties are earned, based upon subsequent royalty reports received from the customers. Deferred revenue as of December 31, 2005 and 2006 and March 31, 2007 was $8.8 million, $5.0 million and $12.2 million, respectively.

Advertising Costs

We expense advertising costs as incurred. Advertising expenses were $706, $281, $1.7 million, $2.0 million, $314 and $836 for the period January 1, 2004 to November 4, 2004, the period November 5, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development Expenses

Our research and development expense consists principally of salaries, bonuses and benefits of our research and development, engineering and font design personnel who are primarily focused on enhancing the functionality of our text imaging solutions and developing new products. In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold or Otherwise Marketed, such costs are required to be expensed until the point that technological feasibility of the software is established. Technological feasibility is determined after a working model has been completed. As our research and development costs primarily relate to software development during the period prior to technological feasibility, all research and development costs are charged to operations as incurred.

Concentration of Credit Risks

Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. Cash equivalents consist primarily of bank deposits and overnight repurchase agreements. Our cash and cash equivalents within the United States (“US”) are placed primarily with high credit-quality financial institutions which are members of the Federal Deposit Insurance Corporation. Deposits of cash held outside the US totaled approximately $3.9 million, $5.2 million and $3.2 million at December 31, 2005 and 2006 and March 31, 2007, respectively.

We grant credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from our customers. An allowance for uncollectible accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. As of December 31, 2005 and 2006, no customers individually accounted for 10% or more of our accounts receivable. As of March 31, 2007 one customer accounted for 48% of our accounts receivable. For the period from January 1, 2004 to November 4, 2004, three customers accounted for 19%, 11% and 10% of our total revenue. For the period from November 5, 2004 to December 31, 2004, two customers accounted for 13% and 12% of our total revenue. For the year ended December 31, 2005, one customer accounted for 13% of our total revenue. For the year ended December 31, 2006, no customer accounted for 10% or more of our revenue. For the three month period ended March 31, 2006 one customer accounted for 11% of our total revenue. For the same period in 2007 no customer accounted for 10% or more of our revenue. Historically, we have not recorded material losses due to customers’ nonpayment.

Derivative Financial Instruments

We use interest rate derivative instruments to hedge our exposure to interest rate volatility resulting from our variable rate debt (see Note 11). SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”) requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships, including a requirement that all designations must be made at the inception of each instrument. As we did not make such initial designations, SFAS 133 requires changes in the fair value of the derivative instrument to be recognized as current period income or expense.

The fair value of derivative instruments is estimated based on the amount that we would receive or pay to terminate the agreements at the reporting date. In December 2004, we entered into two interest rate cap contracts in the notional amounts of $70.0 million and $30.0 million. The $70.0 million cap expires in November 2007, and the $30.0 million cap expired in November 2006. We entered into a third interest rate cap contract in September 2005, in the notional amount of $50.0 million expiring in September 2008, and in August 2006 we entered into a fourth interest rate cap in the amount of

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$60.0 million expiring in August of 2008. Under these contracts, to the extent that LIBOR exceeds a fixed maximum rate, we will receive payments on the notional amount. The total fair value of these financial instruments at December 31, 2005 and 2006 and March 31, 2007 was approximately $1.4 million, $955 and $696, respectively. For the period from November 5, 2004 to December 31, 2004, and the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007, we recognized a loss of approximately $238, a gain of approximately $503, a gain of approximately $490 a gain of $389 and a loss of $259, respectively, on changes in fair market value of the interest rate caps. These amounts have been included in other income and expense in the accompanying consolidated statements of operations.

We also incur foreign currency exchange gains and losses related to certain customers that are invoiced in US dollars, but who have the option to make an equivalent payment in their own functional currencies at a specified exchange rate as of a specified date. In the period from that date until payment in the customer’s functional currency is received and converted into US dollars, we can incur realized gains and losses. Beginning in September 2005, to mitigate this exposure we began to utilize forward contracts with maturities of 90 days or less to hedge our exposure to these currency fluctuations. Any increase or decrease in the fair value of the forward contracts is offset by the change in the value of the hedged assets of our consolidated foreign affiliate. For the years ended December 31, 2005 and 2006, and the three months ended March 31, 2006 and 2007, we incurred a foreign exchange loss of $1.4 million, a gain of $592, a loss of $12 and a gain of $140, respectively. In the years prior to 2005 we did not incur either gains or losses associated with foreign currency hedges. There were no outstanding currency contracts at December 31, 2005 or 2006, and at March 31, 2007, a currency contract was outstanding with fair value unchanged on the last business day of the quarter from the contract’s inception.

Foreign Currency Translation

In accordance with SFAS No. 52, Foreign Currency Translation, all assets and liabilities of our foreign subsidiaries whose functional currency is a currency other than US dollars are translated into US dollars at an exchange rate as of the balance sheet date. Revenue and expenses of these subsidiaries are translated at the average monthly exchange rates in effect for the periods in which the transactions occur. The gains and losses arising from these transactions are reported as a component of “(Gain) loss on foreign exchange” in our consolidated statements of operations. The unrealized gains and losses are reported in “Accumulated other comprehensive income (loss)” in our consolidated statements of stockholders’ equity. In the three months ended March 31, 2006 and 2007, comprehensive income was $1,663 and $1,692, respectively.

Accumulated Other Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments and adjustments to record changes in the funded status of our defined benefit pension plan in accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R) (“SFAS No. 158”).

Income Taxes

We account for income taxes in accordance with SFAS 109. Under this method, a deferred tax asset or liability is determined based on the difference between the financial statement and the tax basis of

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and liabilities, as measured by enacted tax rates in effect when these differences are expected to be reversed. This process includes estimating current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and financial accounting purposes. These differences, including differences in the timing of recognition of stock-based compensation expense, result in deferred tax assets and liabilities. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized, we have established a valuation allowance. Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance against our deferred tax assets.

We monitor the undistributed earnings of our foreign subsidiaries and, as necessary, provide for income taxes on those earnings that are not deemed permanently invested. As of March 31, 2007, there were no undistributed earnings in our foreign subsidiaries.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company adopted FIN 48 effective January 1, 2007. In accordance with FIN 48, paragraph 19, the Company has decided to classify interest and penalties as a component of tax expense.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share Based Payment, or SFAS 123(R), which is a revision of Statement No. 123 (“SFAS 123”) Accounting for Stock Based Compensation. SFAS 123(R) supersedes Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends Financial Accounting Standards Board (“FASB”) Statement No. 95 Statement of Cash Flows. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with the provisions of APB 25 and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25, and we complied with the disclosure provisions of SFAS 123, and related SFAS No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price of the option. We amortize such stock-based compensation, if any, using the straight-line method over the vesting period.

The Company accounts for transactions in which services are received from nonemployees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Conjunction with Selling, Goods or Services. During the three month period ended March 31, 2007, the Company granted options, which vest over four years, to purchase 12,000 shares of the Company’s common stock to nonemployees which, using the Black-Scholes option pricing model, resulted in a charge of $6 for the period. The Company did not issue any awards to nonemployees during the period ended December 31, 2004, or the years ended December 31, 2005 and 2006.

SFAS 123(R) requires nonpublic companies that used the minimum value method in SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. As such, the Company will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS 123(R)’s adoption that were measured using the minimum value method. In accordance with the requirements of SFAS 123(R), the Company will not present pro forma disclosures for periods prior to the adoption of SFAS 123(R), as the estimated fair value of the Company’s stock options granted through December 31, 2005 was determined using the minimum value method.

Effective with the adoption of SFAS 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with SFAS 123(R), the Company will recognize the compensation cost of share-based awards on a straight-line basis over the vesting period of the award. The Company is currently evaluating the impact the adoption of SFAS 123(R) will have on the Company’s operating results for periods after March 31, 2007, but the impact of adoption of SFAS 123(R) cannot be predicted with certainty as it is principally a function of the number of options to be granted in the future, the share price on the date of the grant, the expected life of the award and volatility and estimated forfeitures. The adoption of SFAS 123(R) will have no effect on our financial position or cash flow for any period.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock as we are not a public company, and as such we estimate volatility in accordance with Staff Accounting Bulletin No. 107, Share Based Payments (“SAB 107”), using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method, as defined in SAB 107. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in our financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. We evaluate the assumptions used to value our awards on a quarterly basis and if factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

As there was no public market for our common stock as of December 31, 2006 or March 31, 2007 we determined the volatility for options granted since January 1, 2006 based on an analysis of reported data for a peer group of companies. The expected volatility of options granted was determined using an average of the historical volatility measures of this peer group of companies. The expected life of options was determined utilizing the simplified method as prescribed by the SAB 107. The risk-free interest rate is

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based on a treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas, SFAS 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS 123. As a result, we applied an estimated forfeiture rate of 4.1% in 2006 and during the three month period ended March 31, 2007, in determining the expense recorded in the accompanying consolidated statement of income.

The assumptions used to determine the fair market value of stock options granted for the year ended December 31, 2006 and the three months ended March 31, 2007 are as follows:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
Expected volatility	76.0% – 80.7%	70.0% – 72.1%
Weighted-average volatility	76.4%	71.8%
Expected dividends	—	—
Expected term (in years)	5.9 – 6.1	5.9 – 6.1
Risk-free rate	4.56% – 4.81%	4.56% – 4.68%

Our compensation committee, with the assistance of management, has the ultimate responsibility for determining the value of our common stock. Prior to March 31, 2006, we granted our employees options to purchase common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant.

In valuing the common stock our compensation committee considered a number of factors, including:

•	the illiquidity of our capital stock as a private company;

•	the business risks we faced;

•	the liquidation preferences, redemption rights and other rights, preferences and privileges of our outstanding preferred stock;

•	the outstanding balances on our credit facilities; and

•	our actual financial condition and results of operations relative to our formal operating plan during the relevant period.

Effective March 31, 2006, the compensation committee determined to follow the procedures recommended in the American Institute of Certified Public Accountants Practice Aid. This approach requires an assessment of future prospects, based on the value of the business using a series of potential outcomes and weighing the probability of each of those outcomes. Management prepared three scenarios, a base case, an optimistic case and a pessimistic case. The possibility of an initial public offering was also considered. The compensation committee reviewed a market comparison of our business with a number of publicly traded firms to test the reasonableness of the overall analysis. The compensation committee reviewed the methodology, the resulting valuation and changed the probabilities of the outcomes that were initially applied as well as the weight given to those probabilities to more accurately reflect the changes in the business.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At the date of each option grant, our board of directors determined that the exercise price for each option was equivalent to the fair value of our common stock as of that date, to be finalized upon completion of a valuation report in the future. For accounting purposes, the grant date for the stock options cannot precede the date on which all of the necessary approvals were obtained and the key terms of the grant were known. Accordingly, the Company uses the date on which the compensation committee of our Board of Directors receives and approves the applicable valuation report as the grant date for accounting purposes. The fair value of the common stock at the accounting grant date is determined by straight-line interpolation of the fair value of the common stock per the valuation reports preceding and following the accounting grant date to the extent that there are no other significant events or other factors which would cause a change in fair value. Accordingly, the fair value of the options on the grant date for accounting purposes, as calculated under SFAS 123R, includes any intrinsic value resulting from the fair value of our common stock being higher than the exercise price on the accounting grant date. Our board of directors believes it properly valued our common stock in all periods.

The weighted-average fair value of stock options granted during the year ended December 31, 2006 and the three months ended March 31, 2007, under the Black-Scholes option pricing model, was $4.680 and $6.345 per share, respectively. The stock-based compensation expense for the year ended December 31, 2006 was $440, and included $128 in marketing and selling, $78 in research and development, and $234 in general and administrative expense. During the three months ended March 31, 2007, we recorded stock-based compensation expense of approximately $382 in connection with share-based payment awards, which included $101 in marketing and selling, $74 in research and development, and $207 in general and administrative expense. As of December 31, 2006, there was $4.8 million of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 3.7 years. As of March 31, 2007, there was $5.0 million of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 3.5 years.

See Note 12 for a summary of the stock option activity under our stock-based employee compensation plan for the three month period ended March 31, 2007, the years ended December 31, 2006 and 2005 and the period from November 5, 2004 to December 31, 2004.

Net income (loss) per share data

The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share (“SFAS 128”), as clarified by EITF Issue No. 03-6, Participating Securities and the Two-class Method Under FASB Statement No. 128, Earnings Per Share (“EITF Issue No. 03-6”) . EITF Issue No. 03-6 clarifies the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS 128. Effective for periods beginning after March 31, 2004, EITF Issue No. 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its convertible redeemable preferred stock represents a participating security and therefore has adopted the provisions of EITF Issue No. 03-6 retroactively for all periods presented.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates net income first to preferred stockholders based on dividend rights under the Company’s certificate of incorporation and then to

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stockholders based on ownership interests. Net losses are not allocated to preferred stockholders. Diluted net income (loss) per share gives effect to all potentially dilutive securities, including stock options, using the treasury stock method.

Reclassifications

Certain prior year account balances have been reclassified to conform with the current year’s presentation. The Company has reclassified amortization expense of its acquired technology to cost of revenue—amortization of acquired technology.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The statement is effective for the fiscal years beginning after November 15, 2007. We are currently reviewing SFAS No. 157 and have not completed our assessment of the impact of the new statement on the financial statements.

In September 2006, the FASB issued SFAS No. 158. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and other postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of the plan is measured as the difference between plan assets at fair value and the benefit obligation. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on our financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS No. 158 did not have an effect on our consolidated financial condition at December 31, 2005 or 2004. SFAS No. 158’s provisions regarding the change in the measurement date of post-retirement benefit plans did not have any effect on our consolidated financial statements, since the liability for the Plan was measured upon our acquisition of Linotype (see Note 3). See Note 7 for further discussion of the effect of adopting SFAS No. 158 on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB 108 provides interpretive guidance on the consideration of the effects of prior year misstatements for the purpose of materiality assessment and allows application of its provisions either by (1) restating prior financial statements or (2) recording the cumulative effect of applying the guidance as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. SAB 108 was effective for the year ended December 31, 2006. Adoption did not result in either a restatement of our prior year financial statements or a cumulative adjustment.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the impact this pronouncement may have on its results of operations and financial condition.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.    Business Acquisitions

In accordance with SFAS No. 141, Business Combinations (“SFAS 141”), we record acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Under SFAS 142, goodwill and purchased intangibles with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently, if impairment indicators arise. Purchased intangibles with definite lives are amortized over their respective useful lives.

Acquisition of Linotype

On August 1, 2006, we completed the acquisition of Linotype, a German company and a leader in the development, marketing, licensing and servicing of digital fonts and proprietor of a font library comprised of typefaces. We also acquired certain fonts and other intellectual property assets from the seller of Linotype. With the purchase of Linotype, we acquired access to a large library of fonts, a strong brand with a significant web presence and a more complete offering for the creative professional market. We have also reduced our cost of revenue by the amount paid to Linotype to license their fonts prior to the acquisition. We restructured our debt agreements (see Note 11) to fund the acquisition. Linotype’s results of operations have been included in our consolidated financial statements since the date of acquisition and all intercompany balances have been eliminated. The total purchase price for Linotype and the related intellectual property, which was purchased separately, was approximately $59.7 million in cash, which included the related acquisition costs of approximately $699, and was allocated as follows:

Assets:
Current assets	$5,257
Non-current assets	59
Fixed assets	691
Customer relationships	5,800
Technology	9,600
Trademarks	5,600
Non-compete agreements	1,300
Goodwill	43,020

Total assets acquired	71,327
Current liabilities assumed	(6,090)
Deferred income taxes	(5,547)

Net assets acquired	$59,690

The acquired intangible assets that are subject to amortization have a weighted average useful life of approximately 14 years. Customer relationships and technology have an estimated 15 year life and non-compete agreements have an estimated six year life. These assets will be amortized over their respective useful lives. Trademarks have an indefinite life and will be subject to annual review to determine if an impairment exists.

We made an election under Section 338(g) of the U.S. Internal Revenue Code, or IRC, to treat the acquisition of the stock of Linotype as an asset acquisition for U.S. tax purposes. In addition, we have filed an election to treat Linotype as a disregarded entity for U.S. tax purposes. As a result, all of the goodwill is expected to be deductible for U.S. income tax purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro Forma Financial Information

The following unaudited pro forma financial information presents the combined results of operation of Monotype Imaging and Linotype as if the acquisition had occurred as of the beginning of each period presented, after giving effect to certain adjustments, including amortization of intangibles. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had the combined companies constituted a single entity during such periods, and is not necessarily indicative of the results which may be obtained in the future.

Year Ended December 31, 2006
Pro forma revenue	$96,689
Pro forma net income	$8,194
Net loss available to common stockholders	$(16,193)

Pro forma earnings (loss) per share
Basic	$(6.89)
Diluted	$(6.89)

Acquisition of China Type Design

On July 28, 2006, we acquired 80.01% of the capital stock of China Type Design, a Hong Kong corporation specializing in font design, for approximately $4.1 million in cash and three promissory notes in the aggregate face amount of $600 that were initially convertible into a total of 400,000 shares of our restricted common stock at the option of the holder or automatically if a drag along right is exercised or upon an initial public offering. With the acquisition of China Type Design, we acquired a library of Asian stroke-based fonts and gained the capability to develop and produce these fonts. At the time of this acquisition, we already had a 19.99% ownership interest in China Type Design, and following the acquisition, it became our wholly-owned subsidiary. The results of operations of China Type Design have been included in our consolidated financial statements since the date of acquisition and all intercompany balances have been eliminated. Prior to the acquisition, we did not have the ability to exercise significant influence over operating and financial policies of China Type Design and, accordingly, the results of its operations were accounted for using the cost method of accounting.

The total purchase price of $4.8 million, including related acquisition costs of approximately $130, has been allocated as follows:

Assets:
Current assets	$1,507
Fixed assets	61
Customer relationships	400
Technology	200
Trademarks	100
Non-compete agreements	300
Goodwill	2,726

Total assets acquired	5,294
Current liabilities assumed	(363)
Deferred income taxes	(180)

Net assets acquired	$4,751

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The acquired intangible assets that are subject to amortization have a weighted average useful life of approximately 12 years. Customer relationships and technology have an estimated 15 year life and non-compete agreements have an estimated six year life. These assets will be amortized over their respective estimated useful lives. Trademarks have an indefinite life and will be subject to annual review to determine if an impairment exists.

We will make an election under Section 338(g) of the IRC to treat the acquisition of the stock of China Type Design as an asset acquisition for U.S. tax purposes. In addition, we have filed an election to treat China Type Design as a disregarded entity for U.S. tax purposes. As a result, all of the goodwill is expected to be deductible for U.S. income tax purposes.

The results of operations of China Type Design were not material to our results; accordingly no pro forma financial information has been provided.

Acquisition of Agfa Monotype

On November 5, 2004, we acquired all of the outstanding capital stock of Agfa Monotype for $194.0 million (see Note 1 for business description). The acquisition was financed by the sale of convertible redeemable preferred stock and the issuance of subordinated debt and bank debt (see Notes 11 and 13). As part of the acquisition, we assumed additional liabilities of $30.2 million, of which $25.2 million was related to certain bonuses paid to employees and officers of Agfa Monotype in connection with the acquisition of that entity. These amounts were included in the accompanying consolidated statement of operations of the predecessor entity for the period from January 1, 2004 to November 4, 2004. The total purchase price of $195.6 million, including related acquisition costs of approximately $1.6 million, after netting of additional liabilities assumed, resulted in a net purchase price of $166.3 million.

The net purchase price was allocated as follows:

Assets:
Current assets	$15,726
Fixed assets	708
Customer relationships	39,600
Technology	28,900
Trademarks	20,200
Non-compete agreements	9,900
Domain names	4,400
Goodwill	92,701

Total assets acquired	212,135
Current liabilities	(15,640)
Transaction bonus liability assumed	(25,207)
Other liabilities assumed	(5,000)

Net assets acquired	$166,288

We made an election under Section 338(h)(10) of the IRC and as a result all of the goodwill is expected to be deductible for U.S. income tax purposes. In a Section 338(h)(10) election, a stock purchase is treated as an asset purchase for tax purposes.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    Goodwill and Intangible Assets

The changes in the carrying value of goodwill are as follows:

Balance at January 1, 2005	$92,701
Deferred tax adjustment (Note 2)	(577)

Balance at December 31, 2005	92,124
Acquisition of Linotype	43,020
Acquisition of China Type Design	2,726
Foreign currency exchange rate changes	1,215
Deferred tax adjustment (Note 2)	(633)

Balance at December 31, 2006	138,452
Foreign currency exchange rate changes	313

Balance at March 31, 2007	$138,765

Intangible assets as of December 31, 2005 and 2006, and March 31, 2007 are as follows:

	Life (Years)	December 31, 2005			December 31, 2006			March 31, 2007
		Gross Carrying Amount	Accumulated Amortization	Net Balance	Gross Carrying Amount	Accumulated Amortization	Net Balance	Gross Carrying Amount	Accumulated Amortization	Net Balance
Customer relationships	10 – 15	$39,600	$(4,620)	$34,980	$46,011	$(8,758)	$37,253	$46,060	$(9,857)	$36,203
Acquired Technology	12 – 15	28,900	(2,809)	26,091	43,393	(5,800)	37,593	43,411	(6,644)	36,767
Non-compete agreements	4 – 6	9,900	(2,888)	7,012	11,547	(5,477)	6,070	11,557	(6,166)	5,391
Trademarks		20,200	—	20,200	26,103	—	26,103	26,152	—	26,152
Domain names		4,400	—	4,400	4,400	—	4,400	4,400	—	4,400

		$103,000	$(10,317)	$92,683	$131,454	$(20,035)	$111,419	$131,580	$(22,667)	$108,913

Amortization of acquired technology is a cost of revenue and is calculated on the straight-line method. For the period from January 1, 2004 to November 4, 2004, the period from November 5, 2004 to December 31, 2004, and the years ended December 31, 2005 and 2006 amortization of acquired technology was $728, $401, $2.4 million and $3.0 million, respectively. Amortization of acquired technology for the three months ended March 31, 2006 and 2007 was $675 and $844, respectively.

Amortization of other intangible assets is calculated on the straight-line method and for the period from January 1, 2004 to November 4, 2004, the period from November 5, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 was $607, $1.1 million, $6.5 million and $6.7 million, respectively. Amortization of other intangible assets for the three months ended March 31, 2006 and 2007 was $1.6 million and $1.8 million, respectively.

Estimated future intangible amortization expense based on balances at March 31, 2007 is as follows:

	Acquired Technology	Other Intangible Assets
Remainder of 2007	$2,517	$5,336
Years ending December 31,
2008	3,356	6,703
2009	3,356	4,640
2010	3,356	4,640
2011	3,356	4,640
Thereafter	20,826	15,635

Total	$36,767	$41,594

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    Property and Equipment

Property and equipment consists of the following:

	December 31,
	2005	2006	March 31, 2007

Computer equipment	$1,265	$1,949	$2,103
Furniture and fixtures	213	1,029	1,106
Leasehold improvements	135	135	135

	1,613	3,113	3,344
Less accumulated depreciation and amortization	(532)	(1,178)	(1,437)

Property and equipment, net	$1,081	$1,935	$1,907

Depreciation and amortization expense for the period January 1, 2004 to November 4, 2004, the period November 5, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 was $122, $39, $493 and $637, respectively. Depreciation and amortization expense for the three months ended March 31, 2006 and 2007 was $122 and $234, respectively.

6.    Income Taxes

The components of domestic and foreign income (loss) before the provision (benefit) for income taxes are as follows:

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,
			2005	2006
	(Predecessor)		(Successor)
US	$(5,655)	$3,411	$10,030	$8,558
Foreign	(2,765)	(159)	1,775	4,425

Total income (loss) before income tax provision (benefit)	$(8,420)	$3,252	$11,805	$12,983

The components of the income tax provision (benefit) consist of the following:

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,
			2005	2006
	(Predecessor)		(Successor)
US Federal — Current	$(1,567)	—	—	$1,417
US Federal — Deferred	(1,057)	$1,072	$2,402	1,752
State and local — Current	(1,116)	3	174	323
State and local — Deferred	(112)	263	658	252
Foreign jurisdictions — Current	1,035	23	1,573	2,135
Foreign jurisdictions — Deferred	—	(23)	(123)	42

Total provision (benefit)	$(2,817)	$1,338	$4,684	$5,921

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of income taxes computed at federal statutory rates to income tax (benefit) expense is as follows:

	January 1, 2004 to November 4, 2004		November 5, 2004 to December 31, 2004		Year Ended December 31,
					2005		2006
	(Predecessor)				(Successor)
Provision for income taxes at statutory rate	$(2,946)	35.0%	$1,138	35.0%	$4,132	35.0%	$4,414	34.0%
State and local income taxes, net of federal income (tax) benefit	(798)	9.5%	173	5.3%	540	4.6%	380	2.9%
Change in valuation allowance	830	(9.9)%	44	1.4%	—	—	—	—
Foreign dividends	—	—	—	—	—	—	1,374	10.6%
Foreign tax credits	(57)	0.7%	(23)	(0.7)%	—	—	(201)	(1.5)%
Foreign rate differential	138	(1.6)%	—	—	(98)	(0.8)%	—	—
Other, net	16	(0.2)%	6	0.2%	110	0.9%	(46)	(0.4)%

	$(2,817)	33.5%	$1,338	41.2%	$4,684	39.7%	$5,921	45.6%

For 2006, our effective tax rate was 45.6%. The rate is significantly higher than our historical effective tax rates, primarily as a result of an increase in our effective tax rate of 10.6% related to U.S. tax on the earnings of our subsidiary, Monotype UK. This is partially offset by a decrease of 1.5% resulting from foreign tax credits. Since we have, under U.S. tax laws, effectively repatriated these earnings, we have provided for the incremental U.S. tax. Ordinarily, these deemed taxable earnings are offset by foreign tax credits that arise from the foreign taxes paid on the earnings deemed to be distributed by the foreign subsidiary, however, due to net operating loss carryforward deductions available for Monotype UK, minimal offsetting foreign tax credits were available. Further, since the net operating loss carryforward was acquired with the acquisition of Agfa Monotype in 2004, the tax benefit of these net operating losses has been recognized as a reduction to goodwill, rather than as a reduction to our tax provision. As of December 31, 2006, the Monotype UK net operating losses have been fully utilized, and therefore we do not expect this to recur in future periods.

For the three months ended March 31, 2007, our effective tax rate was 47.8%. During the three months ended March 31, 2007, the Company revised its estimate concerning the future reversal of timing items and concluded that reversal is likely to occur when the federal incremental tax rate is at 35% versus the 34% rate utilized in previous years. Accordingly, the deferred tax impact associated with this change in estimate was recorded, and resulted in an increase in the effective tax rate by approximately 6.9%.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

	December 31,
	2005	2006
Deferred tax assets:
Foreign net operating loss carryforwards	$237	$—
Foreign reserves and other	100	617
Fixed assets	107	79
Tax credit carryforwards	389	5,125
Deferred rent	84	98
Accrued expenses	259	77
Other	13	17

Subtotal	1,189	6,013
Valuation allowance	(337)	(5,125)

Total deferred tax assets	852	888
Deferred tax liabilities:
Intangible assets	2,693	7,769
Goodwill	2,669	5,351
Unrealized gains	201	—
Deferred financing costs	1,336	976
Other	—	368

Total deferred tax liabilities	6,899	14,464

Net deferred tax liabilities	$6,047	$13,576

As of December 31, 2005 and 2006, we had foreign tax loss carryforwards of approximately $610 and $0 respectively.

Our methodology for determining the realizability of our deferred tax assets involves estimates of future taxable income, primarily from our foreign operation to which the net operating loss carryforwards apply, and the expiration date of the available carryforward deduction. These estimates are projected through the life of the related deferred tax assets based on assumptions which management believes to be reasonable and consistent with current operating results.

In assessing the realizability of the deferred tax assets, the primary evidence we considered included the cumulative pre-tax income for financial reporting purposes over the past three years, and the estimated future taxable income based on historical, as well as subsequent interim period operating results. After giving consideration to these factors, we concluded that it was more likely than not that the domestic deferred tax assets would be fully realized, and as a result, no valuation allowance against the domestic deferred tax assets was deemed necessary at December 31, 2005 and 2006. However, realization of foreign tax loss carryforwards and other foreign deferred tax assets were not deemed to be more likely than not, and as a result a full valuation allowance against the foreign deferred tax assets was recognized as of December 31, 2005. At December 31, 2006, we deemed it more likely than not that the foreign deferred tax assets will be utilized. Accordingly, the prior year’s valuation allowance of $337 associated with foreign deferred tax assets was reversed. In the event that we adjust our estimates of future taxable income, we may need to adjust our valuation allowance, which could materially impact our financial position and results of operations.

At December 31, 2006, we have established a valuation allowance of $5,125 for the potential foreign tax credits that would be generated by Linotype Germany’s deferred tax liability related to various purchase accounting adjustments. We have elected to treat Linotype as a branch for U.S. tax purposes, and therefore are eligible to claim a foreign tax credit for taxes paid to Germany. As a result of the

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

complexity of the U.S. foreign tax credit computation, and the uncertainty related to whether we will be entitled to a foreign tax credit when the related taxes are paid or accrued, we have established a full valuation allowance against these credits. As the valuation allowance is released, the related tax benefit will reduce goodwill.

As a result of the implementation of FIN 48, the Company has reclassified approximately $1.6 million from its deferred income tax liabilities to its reserve for income taxes. Of this amount of unrecognized tax benefits, approximately $596, if recognized, would result in a reduction of the Company’s effective tax rate, and approximately $359 is expected to be recognized within the next year, and has been included in accrued income taxes in the accompanying consolidated balance sheet as of March 31, 2007. The remaining $1,231 has been included in non-current liabilities in the accompanying consolidated balance sheet as of March 31, 2007. As of January 1, 2007 the Company has accrued approximately $90 for tax related interest and penalties.

The Company is currently subject to audit by the Internal Revenue Service and foreign jurisdictions for 2004, 2005 and 2006. The Company and its Subsidiaries state income tax returns are subject to audit for 2004, 2005 and 2006.

As of March 31, 2007, there have been no significant changes to the liability for uncertain tax positions.

7.    Retirement Plans

401(k) Plan

We maintain a 401(k) retirement savings plan (the “401(k) Plan”). All of our US employees are eligible to participate in the 401(k) Plan as of their hire date, as defined in the plan agreement. The 401(k) Plan provides that each participant may make voluntary contributions up to 50.0% of their eligible compensation, limited to the maximum allowable by the US Internal Revenue Service. As prescribed by the 401(k) Plan, we make a dollar-for-dollar matching contribution up to the first 6.0% of the participant’s compensation. The 401(k) Plan also provides for a discretionary employer profit sharing contribution. Participants are fully vested in the current value of their contributions and all earnings thereon. Participants become vested in the employer contributions and all earnings thereon based on years of service as follows: 25.0% vested after one year; 50.0% vested after two years; 100.0% vested after three years. Our contributions to the 401(k) Plan of $520, $86, $824, $736, $185 and $215 have been included in the accompanying consolidated statements of operations for the period January 1, 2004 through November 4, 2004, the period November 5, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the three months ended March 31, 2006 and 2007, respectively.

Defined Benefit Pension Plan

In connection with the Linotype acquisition on August 1, 2006, we acquired an unfunded defined benefit pension plan (the “Linotype Plan”) which covers substantially all employees of Linotype who joined Linotype prior to April 1, 2006, at which time the pension plan was closed. Based on the “Versorgungsordnung der Heidelberger Druckmaschinen AG,” employees are entitled to benefits in the form of retirement, disability and surviving dependent pensions. Benefits generally depend on years of service and the salary of the employees.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Adoption of Statement 158

On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires the recognition of the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the pension plan in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains or losses, unrecognized prior service costs or unrecognized transition obligation remaining from the initial adoption of FASB No. 87, Employers’ Accounting for Pensions (“FASB No. 87”), if any. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on our consolidated balance sheet at December 31, 2006, are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of FASB No. 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Prior to Adopting of SFAS No. 158.”

	At December 31, 2006
	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at December 31, 2006
Accrued pension liability	$3,176	$(67)	$3,109
Accumulated other comprehensive income, net of tax	533	41	574

Included in accumulated other comprehensive income at December 31, 2006, is an unrecognized actuarial gain, net of tax of $41, which has not yet been recognized in net periodic pension cost. The actuarial gain included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost, net of tax during fiscal year-ending December 31, 2007 is $41.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Funded Status and Accumulated Benefit Obligation

The Linotype Plan is an unfunded plan and accordingly has no assets. A reconciliation of beginning and ending balances of the projected benefit obligation for the period from acquisition to December 31, 2006, and the accumulated benefit obligation at December 31, 2006, is as follows:

Change in projected benefit obligation :
Balance at August 1, 2006	$3,092
Net periodic benefit cost	101
Benefits paid	(21)
Actuarial gain	(67)
Currency exchange effect	4

Projected benefit obligation at December 31, 2006	$3,109

Projected benefit obligation	$3,109
Unrecognized actuarial gain	67

Net amount recognized	$3,176

The components of net periodic benefit cost are as follows:

	Period from Acquisition through December 31, 2006	Three Months Ended March 31, 2007
Service cost	$46	$28
Interest cost	55	34

Net periodic benefit cost	$101	$62

The unfunded status of the Linotype Plan of $3,109 is recognized in the accompanying consolidated balance sheet at December 31, 2006.

Expected future cash payments are as follows:

2007	$51
2008	60
2009	68
2010	73
2011	80
2012—2016	595

The pension plan used the following actuarial assumptions:

	August 1, 2006	December 31, 2006
Discount rate	4.50%	4.50%
Rate of compensation increase	2.00%	2.00%

Linotype also provides cash awards to its employees based on length of service. At December 31, 2006, the balance accrued for such benefits totaled $75, and is included in accrued pension and other benefits in the accompanying consolidated balance sheet.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.    Deferred Compensation

Deferred Compensation Plan

We had a deferred compensation plan to cover certain highly compensated employees that was terminated in 2005 (the “Plan”). The deferred compensation plan was established to give these employees the opportunity to accumulate deferred compensation and to receive the additional company match that is not available to them due to nondiscrimination contribution limits applicable to the Plan. The amounts earned by the participants of the deferred compensation plan were held in a separate rabbi trust account of the Company. In accordance with Emerging Issues Task Force Issue (“EITF”) No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested, the assets and liabilities related to the deferred compensation plan were reflected on a gross basis in the accompanying consolidated financial statements. As of December 31, 2004, trust assets consisted of cash surrender value of life insurance contracts for the participating key employees totaling $1,788 which are included in other current assets in the accompanying consolidated balance sheets. The trust obligation to the employees of $1,848 as of December 31, 2004, is included in deferred compensation in the accompanying consolidated balance sheets. Contributions made by us to this plan were $79 for the period from January 1, 2004 to November 4, 2004, and $125 for the period from November 5, 2004 to December 31, 2004. No contributions were made in 2005, and in February 2005, all plan assets were distributed to the participants, and the related trust was dissolved in May 2005.

Long-Term Incentive Compensation Plan

Through 2004, we maintained a long-term incentive compensation program for certain of our key employees that provided for incentive payments based on our overall profitability. Payments earned under the program in 2004 were due in three equal installments; the first two installments were paid in February 2005 and 2006, and the last remaining installment was paid in February 2007. As of December 31, 2005 and 2006, we have accrued approximately $1.9 million and $869, respectively, for payments to be disbursed under the program, which are included in deferred compensation in the accompanying consolidated balance sheets. Compensation expense charged to operations for the period January 1, 2004 to November 4, 2004 was approximately $3.1 million. No compensation expense was charged to operations subsequent to November 4, 2004, due to the discontinuation of the program.

9.    Related-Party Transactions

On July 28, 2006, we acquired 80.01% of the capital stock of China Type Design, a Hong Kong corporation specializing in font design, for approximately $4.1 million in cash and three promissory notes in the aggregate face amount of $600 that were initially convertible into a total of 400,000 shares of our restricted common stock at the option of the holder or automatically in the event that a drag along right is exercised or upon an initial public offering. At the time of this acquisition, we had a 19.99% ownership interest in China Type Design and did not have the ability to exert significant influence over its operations. Accordingly, prior to the acquisition the results of operations of China Type Design were accounted for using the cost method of accounting. Our investment in China Type Design had a zero net book value as of December 31, 2005. We received dividend income of $105 and $461 from China Type Design during the year ended December 31, 2005 and the period January 1, 2006 to July 27, 2006, respectively.

We accounted for the transaction using the purchase method of accounting in accordance with SFAS 141. The results of operations of China Type Design have been included in our consolidated financial statements since the date of acquisition and all intercompany balances have been eliminated.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We paid consulting fees to China Type Design for font design services, which are included in research and development expense in the accompanying consolidated statements of operations. For the periods January 1, 2004 to November 4, 2004 and November 5, 2004 to December 31, 2004, the year ended December 31, 2005 and the period January 1, 2006 to July 27, 2006, consulting fees to China Type Design totaled approximately $189, $240, $712 and $714, respectively.

We also paid royalties to China Type Design for font sales, which are included in our cost of revenue in the accompanying consolidated statements of operations. In the predecessor period January 1, 2004 to November 4, 2004, and the successor periods November 5, 2004 through December 31, 2004, the year ended December 31, 2005 and the period January 1, 2006 to July 27, 2006, we incurred approximately $0, $0, $190, and $88, respectively for royalty expenses to China Type Design.

In addition, we received royalty income from China Type Design for font sales, which is included in revenue in the accompanying consolidated statements of operations. In the predecessor period January 1, 2004 to November 4, 2004, and the successor periods November 5, 2004 to December 31, 2004, the year ended December 31, 2005, and the period January 1, 2006 to July 27, 2006 we recognized royalty income from China Type Design of approximately $11, $6, $21 and $14, respectively.

As of December 31, 2005, the outstanding balance due to China Type Design for design services and royalties was approximately $267 and is included in due to affiliate in the accompanying consolidated balance sheet.

For the period January 1, 2004 to November 4, 2004, we incurred charges for various services provided by Agfa, consisting of $81 for services provided by an employee of Agfa, $47 for legal services, $19 for telecommunication charges and $10 for miscellaneous fees. In addition, we leased office space from Agfa on a tenant-at-will basis (see Note 15).

While we were a subsidiary of Agfa, we licensed our software products and technologies to customers in Japan through a sublicensing agreement with Agfa-Gevaert Japan Limited (“Agfa-Gevaert Japan”), an affiliate of Agfa. Under the sublicensing arrangement, Agfa-Gevaert Japan was entitled to 10% of all license, royalty, and service maintenance fees related to the sublicensing of products to our customers. We remained the primary obligor in the arrangement and had discretion in customer selection and latitude in establishing the fees. As such, revenue attributable to the sublicensing arrangement with Agfa-Gevaert Japan of approximately $23.7 million for the period from January 1, 2004 to November 4, 2004, respectively, have been recorded on a gross basis, with the related commission amounts earned by Agfa-Gevaert Japan recorded as cost of revenue, in the accompanying consolidated statements of operations.

10.    Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2005	2006	March 31, 2007
Payroll and related benefits	$3,265	$4,212	$2,486
Royalties	2,337	2,638	2,664
Interest	277	2,080	1,274
Rent	209	240	255
Legal and audit fees	1,085	2,436	2,952
Foreign sales taxes	1,158	168	690
Other	390	909	852

	$8,721	$12,683	$11,173

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.    Debt

Long-term debt consists of the following:

	December 31,
	2005	2006	March 31, 2007
First Lien Credit Facility — $133,500, interest at London Inter-Bank Offering Rate (LIBOR) plus 3.25% (8.61% at March 31, 2007), and $958 at Prime plus 6.75% (10% at March 31, 2007) due in monthly installments of principal and interest through July 2011	$96,250	$136,833	$134,458
Second Lien Credit Facility — interest at LIBOR plus 6.75% (12.10% at March 31, 2007) payable monthly in arrears, principal balance due in full in July 2011	65,000	70,000	70,000
Convertible note payable	—	600	600
Note payable — Other	—	58	52

	161,250	207,491	205,110
Less unamortized financing costs and debt discount	(3,441)	(4,593)	(4,382)

	157,809	202,898	200,728
Less current portion	(11,153)	(13,105)	(13,291)

Long-term debt	$146,656	$189,793	$187,437

The aggregate annual maturities of long-term debt are as follows:

Remainder of 2007	$10,568
Years ending December 31:
2008	12,183
2009	13,431
2010	14,600
2011	154,328

$205,110

Credit Facilities

In November 2004, we entered into our First Lien Credit Facility and our Second Lien Credit Facility (the “Credit Facilities”). Our First Lien Credit Facility provides for a $140.0 million term loan and a $10.0 million revolving line-of-credit that expire on July 28, 2011. The principal amount of the First Lien Credit Facility term loan is payable in monthly installments of approximately $792 in year one, $1.0 million in year two and $1.1 million in year three and thereafter through maturity. In addition, based on the annual audited financial statements, if the leverage ratio, as defined in the First Lien Credit Facility agreement, as of the end of the year, exceeds a specified maximum, we must repay 50.0% of the amount equal to earnings before interest, taxes, depreciation and amortization and certain other adjustments (“Adjusted EBITDA”) less payments for principal, interest, capital expenditures and taxes for the period. The next twelve scheduled monthly payments are then reduced ratably by an aggregate of 50% of this additional payment. The additional payment made in April 2007 was $3.3 million and our next twelve monthly payments thereafter are accordingly reduced by $136 each. Our Second Lien Credit Facility term loan provides a $70.0 million term loan which is due and payable in full on July 28, 2011. At our option, borrowings under these facilities bear interest at either (i) the prime rate plus a margin, as defined by the respective credit agreement, or (ii) the London Interbank Offered Rate (“LIBOR”) plus a margin as defined by the respective credit agreement, payable monthly. As of March 31, 2007, the blended interest rate on the First Lien Credit Facility was 8.62% and the interest rate on the Second Lien Credit Facility was

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.10%. The Credit Facilities are secured by substantially all of our assets and are senior to all other debts of the Company. The Credit Facilities require us to maintain certain identical quarterly financial covenants, including minimum Adjusted EBITDA, a minimum fixed charge coverage ratio, a maximum leverage ratio, and a maximum amount of capital spending. We were in compliance with these covenants at December 31, 2005, December 31, 2006 and March 31, 2007. For the year ended December 31, 2006, we received a waiver with respect to the deadline for the completion of our audited financial statements for the prior year and the timing of the annual principal prepayment. There were no outstanding borrowings on the revolving line-of-credit at December 31, 2005, December 31, 2006 or March 31, 2007.

In August 2005, we amended our First and Second Lien Credit Facilities to increase the borrowings permitted under the Credit Facilities from $75.0 million to $100.0 million and from $40.0 million to $65.0 million, respectively. The additional borrowings were used to finance a recapitalization whereby holders of our convertible redeemable preferred stock received cash payments in the aggregate amount of approximately $48.3 million and certain subordinated notes issued to TA Associates, D.B. Zwirn and certain former officers and employees of Agfa Monotype were retired at their face amount plus accrued and unpaid interest, plus a pre-payment premium equal to 6.0% of the face amount.

In July 2006, we again amended our permitted borrowings under our First and Second Lien Credit Facilities to increase the borrowings permitted under the Credit Facilities from $100.0 million to $140.0 million and from $65.0 million to $70.0 million, respectively. We also increased the maximum borrowings under the revolving line-of-credit of our First Lien Credit Facility from $5.0 million to $10.0 million. These amendments were made primarily to fund the acquisition of Linotype.

In May 2007, we amended our Credit Facilities to define Adjusted EBITDA as consolidated net earnings (or loss) plus net interest expense, income taxes, depreciation, amortization and stock-based compensation.

In November 2004, we paid loan origination fees for the term loans totaling $2.8 million that were recorded as a reduction in the proceeds received by us, and accounted for as debt discounts, which, accordingly, were amortized into interest expense over the life of the related loans using the effective interest method, until amendment of the Credit Facilities in August 2005. Upon the amendments of the Credit Facilities in August 2005 and July 2006, we incurred additional fees to the lenders totaling approximately $1.4 million and $1.9 million, respectively. These fees were also recorded as reductions in the proceeds received by us, and accounted for as debt discounts. Accordingly, they are being amortized into interest expense over the life of the related loans using the effective interest method.

Convertible Notes Payable

In connection with the acquisition of China Type Design (see Note 12), we issued three convertible notes payable with an aggregate face amount of $600 to the former shareholders of China Type Design. The notes are convertible into an aggregate of 413,345 shares of our restricted common stock as of March 31, 2007 upon the closing of this offering (see Note 13), bear interest at a fixed stated rate of 3.9% per annum, and are payable together with all accrued interest, upon maturity in July 2010. As the stated interest rate is below market rates of interest, we have recognized a discount on the debt based upon our incremental borrowing rate at the time of issuance. The discount recognized of $116 is being amortized into interest expense over the term of these notes.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Subordinated Notes

In November 2004, we issued Senior Subordinated Notes (the “Notes”) in the aggregate original principal amount of $20.1 million to TA Associates, D.B. Zwirn and certain of the former officers and employees of Agfa Monotype. Interest, at the rate of 12.00% per annum, was payable quarterly, and the principal balance was due in full on May 6, 2010. The Notes were secured by substantially all of our assets, and were fully subordinated to the Credit Facilities. In addition, the Notes contained financial covenants identical to and were cross-defaulted with the Credit Facilities. The Notes were retired in August 2005 using proceeds from the above-described refinancing of the Credit Facilities.

12.    Stock Compensation Plan

In November 2004, the Company’s stockholders approved the 2004 Stock Option and Grant Plan (the “2004 Option Plan”). The 2004 Option Plan provides long-term incentives and rewards to full-time and part-time officers, directors, employees, consultants, advisors and other key persons who are responsible for, or contribute to, the management, growth or profitability of the Company. Options and stock grants issued under the 2004 Option Plan generally vest over a four year period and expire ten years from the date of grant. During 2006, the Company increased the number of shares available under the 2004 Option Plan by 1,200,000, making the total shares available 5,443,820 as of March 31, 2007. At December 31, 2006 and March 31, 2007, 736,624 and 653,800 shares, respectively, were available for future issuance under the Plan.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) which requires measurement of compensation cost at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. As a result, we recorded total share based payment expense of $440 including $128 in marketing and selling, $78 in research and development and $234 in general and administrative expense for 2006, and total share-based payment expense of $382 including $101 in marketing and selling, $74 in research and development, and $207 in general and administrative expense for the three months ended March 31, 2007 related to our 2004 Option Plan. No tax benefit was recognized in the income statement prior to the adoption of SFAS 123(R).

Prior to November 5, 2004 (predecessor period), the Company had no stock-based payment arrangements.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s stock option activity for the period ended December 31, 2004, the years ended December 31, 2005 and 2006, and three month period ended March 31, 2007, is as follows:

	Number of Shares	Exercise Price Per Share	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value(1)
Outstanding at November 5, 2004	—	—	—
Granted	484,148	$0.00–0.01	$0.002
Canceled	—	—	—
Exercised	—	—	—

Outstanding at December 31, 2004	484,148	0.00-0.01	0.002
Granted	804,748	1.36–1.67	1.463
Canceled	(48,204)	0.00–1.45	0.218
Exercised	(32,256)	0.01	0.002

Outstanding at December 31, 2005	1,208,436	0.00–1.67	0.965
Granted	1,146,908	1.69–6.43	5.933
Canceled	(27,360)	0.00–6.43	4.628
Exercised	(14,608)	0.00–1.46	0.615

Outstanding at December 31, 2006	2,313,376	0.00–6.43	3.388
Granted	89,000	8.50	8.500
Canceled	(6,176)	0.00–4.08	0.953
Exercised	(8,784)	0.00–1.67	0.390

Outstanding at March 31, 2007	2,387,416	$0.00–8.50	$3.595	$18,514

Exercisable at December 31, 2004	—	—	—

Exercisable at December 31, 2005	78,400	$0.00-0.01	$0.002

Exercisable at December 31, 2006	474,908	$0.00–1.70	$0.985

Exercisable at March 31, 2007	569,628	$0.00–6.43	$1.088	$5,846

Vested or expected to vest at March 31, 2007(2)	2,248,608	$0.00–8.50	$3.528	$17,590

Options granted during the year ended December 31, 2006 and three month period ended March 31, 2007 were as follows:

Accounting Grant Date	Legal Grant Date (3)	Number of Shares	Exercise Price Per Share(3)	Fair Value of Common Stock(4)	Accounting Grant Date Intrinsic Value of Options(5)
February 16, 2006	February 16, 2006	86,952	$1.695	$1.695	$—
October 3, 2006	July 14, 2006	67,356	$4.073	$6.498	$2.425
October 24, 2006	September 30, 2006	992,600	$6.430	$6.970	$0.540
January 10, 2007	December 31, 2006	89,000	$8.500	$8.818	$0.318

(1)	The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock on March 31, 2007 of $11.35 and the exercise price of the options.

(2)	Represents the number of vested options as of March 31, 2007, plus the number of unvested options expected to vest as of March 31, 2007, based on the unvested options outstanding at March 31, 2007, adjusted for the estimated forfeiture rate of 4.1%.

(3)	The exercise price was based on a contemporaneous valuation as of each legal grant date. The legal grant date is the date on which the compensation committee of the Board of Directors authorized the option grants with exercise prices equal to the fair market value of our common stock as of that date, to be finalized upon completion of a valuation report in the future.

(4)	For accounting purposes, the grant date for stock options cannot precede the date on which all of the necessary approvals were obtained and the key terms of the grant were known. Accordingly, the Company uses the date on which the compensation committee of our Board of Directors receives and approves the applicable valuation report as the grant date for accounting purposes. The fair value of the common stock at the accounting grant date was determined by straight-line interpolation of the fair value of the common stock per the valuation reports preceding and following the accounting grant date.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	The intrinsic value of the options on the accounting grant date represents the increase in fair value of our common stock during the period of time between the legal and the accounting grant dates.

Cash received from option exercises under all stock-based payment arrangements for the years ended December 31, 2004, 2005, 2006 and the three months ended March 31, 2007 was $0, $0, $8 and $3, respectively. No actual tax benefit was realized from option exercises during these periods.

The ranges of exercise prices for options outstanding and options exercisable at December 31, 2006 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
$0.002	399,652	$0.002	7.93	180,068	$0.002	7.96
$1.365–1.695	671,768	1.485	8.65	287,344	1.458	8.63
$4.073	67,356	4.073	9.42	—	—	—
$6.430	974,600	6.430	9.75	7,496	6.430	9.75

Total	2,313,376	$3.388	9.01	474,908	$0.985	8.38

The ranges of exercise prices for options outstanding and options exercisable at March 31, 2007 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
$0.002	389,400	$0.002	7.69	199,804	$0.002	7.71
$1.365–1.695	867,904	$1.485	8.42	353,944	$1.468	8.40
$4.073	66,512	$4.073	9.29	880	$4.073	9.30
$6.430	974,600	$6.430	9.51	15,000	$6.430	9.51
$8.500	89,000	$8.500	9.76	—	—	—

Total	2,387,416	$3.595	8.82	569,628	$1.088	8.16

A summary of the status of the Company’s unvested stock as of December 31, 2006 and March 31, 2007 and changes during 2006 and 2007, is as follows:

Unvested Shares	Shares	Weighted Average Grant- Date Fair Value
Unvested at December 31, 2005	1,696,132	$0.133
Granted	60,000	1.695
Vested	(700,160)	0.145
Cancelled	(39,544)	0.002

Unvested at December 31, 2006	1,016,428	$0.223
Granted	—	—
Vested	(121,940)	0.168
Cancelled	—	—

Unvested at March 31, 2007	894,488	0.230

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.    Preferred Stock

Convertible Redeemable Preferred Stock

We have authorized 6,000,000 shares at December 31, 2005 and 5,994,199 shares at December 31, 2006 and March 31, 2007 of our convertible redeemable preferred stock (“CRPS”) with a par value of $0.01 per share. CRPS holds senior rank in all respects to all other classes or series of capital stock of the Company.

In November 2004, Imaging Holdings Corporation (“IHC”) entered into a stock purchase agreement (the “Stock Agreement”), and various employee investment agreements, under which IHC sold an aggregate of 5,826,750 shares of CRPS to certain investors and employees for a total of $58,268. In May 2005, IHC issued an additional 19,405 shares of CRPS for $15.46 per share.

In August 2005, all outstanding shares of common stock and CRPS of IHC were converted into an equivalent number of shares of the Company. Under the terms of the conversion, holders of CRPS received $8.26 per share converted, and the per share liquidation preference was reduced by this amount. The total cash paid to the holders of CRPS of $48.3 million was financed by the proceeds from amendments to the Credit Facilities (see Note 11). The relative equity interests of our stockholders remained unchanged following this recapitalization.

The significant rights, preferences and privileges of the CRPS are as follows:

Voting:    The holders of CRPS are entitled to the number of votes equal to the number of shares of common stock into which they are convertible. In addition, voting together as a separate class, they are entitled to elect two members of the Board of Directors of the Company.

Dividends:    Each holder is entitled to receive dividends at such times and in such amounts as are received by the holders of outstanding shares of common stock, pro rata based on the number of shares of common stock held by each, determined on an as-if-converted basis. Such dividends are not cumulative.

Liquidation:    Upon a liquidation, holders of the CRPS will receive the greater of $1.74 per share ($10.00 per share at December 31, 2004, see above), plus any declared but unpaid dividends, and such amount as they would have received if they had converted the CRPS into shares of our common stock and redeemable preferred stock (“RPS”) prior to such liquidation.

Redemption:    At any time on or after November 5, 2010, the holders of not less than a two-thirds interest may elect to have redeemed up to 50.0% of the originally issued and outstanding shares of CRPS held by each holder at such time. Additionally, at any time on or after November 5, 2011, the holders of not less than a two-third interest may elect to have redeemed the remaining percentage up to 100.0% of originally issued and outstanding shares of CRPS held by each holder at such time. The redemption price shall be the greater of $1.74, plus any declared but unpaid dividends, and the fair market value of the CRPS.

The convertible redeemable preferred stock was initially recorded at its liquidation value, and is being accreted up to its redemption value through retained earnings over the period until it becomes redeemable by the holders. The redemption rights terminate and the convertible redeemable preferred stock automatically converts upon an initial public offering or other sale event, as defined by our certificate of incorporation.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Conversion:    The holders of not less than a two-thirds interest may elect, at any time, to have each outstanding share of CRPS converted, without payment of any additional consideration into (i) such number of fully paid shares of common stock as is determined by dividing the original issue price for each share, plus any declared but unpaid dividends on each share, by the conversion price, as defined by our certificate of incorporation, and (ii) one fully paid share of redeemable preferred stock. In connection with a qualified initial public offering, as defined by our certificate of incorporation, each share of CRPS will convert into four shares of common stock and one share of RPS.

Redeemable Preferred Stock

We have authorized 6,000,000 shares at December 31, 2005 and 5,994,199 shares at December 31, 2006 and March 31, 2007 of our RPS with a par value of $0.01 per share. When and if issued, RPS holds senior rank in all respects to all other classes or series of capital stock other than CRPS. As of December 31, 2005 and 2006 there were no shares of RPS outstanding.

The significant rights, preferences and privileges of the RPS are as follows:

Voting:  The holders of outstanding shares of RPS, voting together as a separate class, are entitled to elect one member of the Board of Directors. Holders of RPS are not entitled to vote on other matters, except to the extent required by law.

Dividends:  The holders of outstanding shares of RPS are entitled to receive, before any dividends shall be paid to any holders of common stock, cumulative dividends at the rate of two percent (2%) per annum per share of RPS from the date of issue. Dividends shall accrue daily in arrears and be compounded quarterly, whether or not such dividends are declared by the Board of Directors and paid.

Liquidation:  Upon a liquidation event, holders of outstanding shares of RPS will receive $1.653 per share, plus any accumulated but unpaid dividends.

Redemption:  At any time on or after November 5, 2010, the holders of not less than a two-thirds interest may elect to have redeemed up to fifty percent (50%) of the originally issued and outstanding shares of RPS held by each holder at such time. Additionally, at any time on or after November 5, 2011, holders of not less than a two-thirds interest may elect to have redeemed the remaining percentage up to 100% of the originally issued and outstanding shares of RPS held by each holder at such time.

In connection with a qualified initial public offering, all outstanding shares of RPS will be redeemed.

In connection with any other type of liquidity event, upon the election of a two-thirds interest to have the RPS redeemed, the company will either redeem all outstanding shares of RPS or cause all outstanding shares to be acquired.

The redemption price in all cases is $1.653 per share, plus any accumulated but unpaid dividends.

14.    Stockholders’ Equity

Common Stock

We have authorized 40 million shares of our common stock with a par value of $0.001 per share. In November 2004, pursuant to the Stock Agreement, we issued 1,371,560 shares of common stock for a total of $3,428.

On July 3, 2007, the Company’s Board of Directors approved a 4-for-1 stock split of the Company’s common stock, which was approved by the Company’s stockholders and effective July 5, 2007. All share and per share amounts of common stock in the accompanying consolidated financial statements have been restated for all successor periods to give retroactive effect to the split.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the period November 5, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, we issued a total of 2,165,792, 160,708 and 60,000 shares of common stock, respectively, pursuant to the stock grant provisions of the 2004 Option Plan at a purchase price of $0.01 per share in 2004, at purchase prices between $1.365 and $1.453 in 2005 and at a purchase price of $1.695 in 2006. The stock grant agreements provide a restriction whereby the rights to the shares vest over a four year period. In the event that a grantee’s services to us terminate, we have the right to repurchase any unvested shares at the lower of the original purchase price or the current fair market value as of the termination date. At December 31, 2005 and 2006 there were 1,696,132 and 1,016,428 unvested shares subject to repurchase, respectively.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of tax were as follows:

	Foreign Currency Translation Adjustment	SFAS No. 158 Pension Liability	Accumulated Other Comprehensive Income (Loss)
Predecessor:
Balance at December 31, 2003	$391	$—	$391
Current period change	306	—	306

Balance at November 4, 2004	$697	—	$697

Successor:
Balance at November 5, 2004	$—	$—	—
Current period change	(18)	—	(18)

Balance at December 31, 2004	(18)	—	(18)
Current year change	(30)	—	(30)

Balance at December 31, 2005	(48)	—	(48)
Current year change	581	41	622

Balance at December 31, 2006	533	41	574
Current period change	112	—	112

Balance at March 31, 2007	$645	$41	$686

15.    Segment Reporting

We view our operations and manage our business as one segment: the development, marketing and licensing of technologies and fonts. Factors used to identify our single segment include the financial information available for evaluation by our chief operating decision maker in making decisions about how to allocate resources and assess performance. While our technologies and services are sold into two principal markets, OEM and creative professional, expenses and assets are not formally allocated to these market segments, and operating results are assessed on an aggregate basis to make decisions about the allocation of resources. The following table presents revenue for our two major markets:

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
	(Predecessor)	(Successor)
OEM	$41,563	$10,821	$59,073	$64,268	14,794	17,263
Creative professional	10,447	2,216	14,703	21,936	3,672	8,447

Total	$52,010	$13,037	$73,776	$86,204	$18,466	$25,710

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We market our products and services through offices in the U.S. and our wholly-owned subsidiaries and affiliates in the United Kingdom, Germany, China and Japan. The following summarizes revenue by location:

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
	(Predecessor)	(Successor)
United States	$48,661	$12,514	$67,748	$72,871	$17,196	$19,354
United Kingdom	5,122	1,124	8,339	9,090	1,795	2,544
Germany	—	—	—	7,413	—	5,415
China/Japan	—	—	19,935	33,805	7,485	9,616
Intercompany Revenue	(1,773)	(601)	(22,246)	(36,975)	(8,010)	(11,219)

Consolidated	$52,010	$13,037	$73,776	$86,204	$18,466	$25,710

Our property and equipment by geographic area is as follows:

	December 31,
	2005	2006	March 31, 2007
United States	$1,040	$924	$939
United Kingdom	41	52	49
Germany	—	900	862
China/Japan	—	59	57

Total	$1,081	$1,935	$1,907

16.    Commitments and Contingencies

Operating Leases

We conduct operations in facilities under operating leases expiring through 2011. The Company’s future minimum payments under non-cancelable operating leases as of December 31, 2006, are approximately as follows:

Years ending December 31:
2007	$2,285
2008	1,159
2009	809
2010	789
2011 and thereafter	130

$5,172

Rent expense charged to operations was approximately $594, $118, $1,110, $1,176, $240 and $334 for the period January 1, 2004 to November 4, 2004, the period November 5, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006, and the three months ended March 31, 2006 and 2007, respectively.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

License Agreements

We license fonts and related technology from third parties for development and resale purposes, and certain of our license agreements provide for minimum annual payments. As of December 31, 2006, we had the following minimum commitments under such license agreements:

Years ending December 31:
2007	$900
2008	900
2009	900
2010	100

$2,800

Legal Proceedings

Adobe Systems, Incorporated

On October 30, 2006, Adobe filed an action in the United States District Court of the Northern District of California against Linotype alleging that Linotype breached its obligations under agreements between Linotype and Adobe by failing to pay all royalties due under those agreements, submitting inaccurate royalty reports, and using the fonts licensed under those agreements improperly and without authorization. Adobe requests unspecified money damages, a declaratory judgment, costs and attorneys’ fees. On March 2, 2007, the court entered an order staying the action. We intend to vigorously contest the action.

At December 31, 2004, we had a lawsuit pending against Adobe Systems Incorporated (“Adobe”) alleging that Adobe had breached its license agreement with the Company. In April 2005, Adobe and we entered into a settlement agreement which provided for cross-licensing arrangements. No payments to Adobe were required and all proceedings were dismissed.

Bitstream, Inc.

At December 31, 2004, we had a lawsuit pending against Bitstream, Inc. (“Bitstream”), a competitor of ours, alleging copyright infringement by Bitstream. In July 2005, the courts ruled in favor of Bitstream, who then filed a motion for recovery of its attorneys’ fees and costs. We believed it was probable that Bitstream would prevail, and accordingly, $464 of accrued legal fees were recognized by the Predecessor Entity and included in accrued expenses in the accompanying consolidated balance sheets as of December 31, 2004 and 2005. In June 2006, we paid the settlement of $464.

Licensing Warranty

Under our standard license agreement with OEMs, we warrant that the licensed technologies are free of infringement claims of intellectual property rights and will meet the specifications as defined in the licensing agreement for a one-year period. Under the licensing agreements, liability for such indemnity obligations is limited, generally to the total arrangement fee; however, exceptions have been made on a case-by-case basis, increasing the maximum potential liability to agreed upon amounts at the time the contract is entered into. We have never incurred costs payable to a customer or business partner to defend lawsuits or settle claims related to these warranties, and as a result, management believes the estimated fair value of these warranties is minimal. Accordingly, there are no liabilities recorded for these warranties as of December 31, 2005 and 2006 and March 31, 2007.

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.    Net income (loss) per share data

The following table presents a reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share under the “two class” method:

	January 1, 2004 to November 4, 2004	November 5, 2004 to December 31, 2004	Year Ended December 31,		Three Months Ended March 31,
			2005	2006	2006	2007
	(Predecessor)	(Successor)
Numerator:

Net income (loss), as reported	$(5,603)	$1,914	$7,121	$7,062	$1,714	$1,580

Less: Accretion	—	—	(5,514)	(24,387)	(3,134)	(13,706)

Net income (loss) available to shareholders	$(5,603)	$1,914	$1,607	$(17,325)	$(1,420)	$(12,126)

Allocation of net income (loss):
Basic:
Net income (loss) available for common shareholders	$(5,603)	$106	$92	$(17,325)	$(1,420)	$(12,126)
Net income (loss) available for preferred shareholders	—	1,808	1,515	—	—	—

Net income (loss)	$(5,603)	$1,914	$1,607	$(17,325)	$(1,420)	$(12,126)

Diluted:
Net income (loss)	$(5,603)	$1,914	$1,607	$(17,325)	$(1,420)	$(12,126)
Less: Dividends on redeemable preferred stock	—	(25)	(193)	—	—	—

Net income (loss) available for shareholders	$(5,603)	$1,889	$1,414	$(17,325)	$(1,420)	$(12,126)

Denominator:

Weighted-average shares of common stock outstanding	1,000	2,569,112	3,620,124	3,756,636	3,734,316	3,767,164
Less: Weighted-average shares of unvested restricted common stock outstanding	—	(1,198,096)	(2,202,640)	(1,405,280)	(1,654,600)	(980,248)

Weighted-average number of common shares used in computing basic net income (loss) per common share	1,000	1,371,016	1,417,484	2,351,356	2,079,716	2,786,916

Weighted-average shares of common stock outstanding	1,000	2,569,112	3,620,124	3,756,636	3,734,316	3,767,164
Less: Weighted-average shares of unvested restricted common stock outstanding	—	—	—	(1,405,280)	(1,654,600)	(980,248)
Weighted-average number of convertible preferred stock	—	23,297,424	23,349,108	—	—	—
Weighted-average number of common shares issuable upon exercise of outstanding stock options, based on the treasury stock method	—	134,120	452,084	—	—	—

Weighted-average number of common shares used in computing diluted net income (loss) per common share	1,000	26,000,656	27,421,316	2,351,356	2,079,716	2,786,916

Computation of net income (loss) per common share:
Basic:
Net income (loss) applicable to common shareholders	$(5,603)	$106	$92	$(17,325)	$(1,420)	$(12,126)
Weighted-average number of common shares used in computing basic net income (loss) per common share	1,000	1,371,016	1,417,484	2,351,356	2,079,716	2,786,916

Net income (loss) per share applicable to common shareholders	$(5,603.00)	$0.08	$0.07	$(7.37)	$(0.68)	$(4.35)

Diluted:
Net income (loss) applicable to shareholders	$(5,603)	$1,889	$1,414	$(17,325)	$(1,420)	$(12,126)
Weighted-average number of shares used in computing diluted net income (loss) per common share	1,000	26,000,656	27,421,316	2,351,356	2,079,716	2,786,916

Net income (loss) per share applicable to shareholders	$(5,603.00)	$0.07	$0.05	$(7.37)	$(0.68)	$(4.35)

The following common share equivalents and unvested restricted shares have been excluded from the computation of diluted weighted-average shares outstanding as of March 31, 2007, as their effect would have been anti-dilutive:

Convertible redeemable preferred stock	23,361,416
Unvested restricted shares	980,248
Options outstanding, based on treasury stock method	1,107,724
Convertible notes payable	413,345

MONOTYPE IMAGING HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.    Quarterly Financial Data (Unaudited)

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
Revenue	$17,562	$18,285	$18,735	$19,194	$18,466	$19,504	$22,786	$25,448	$25,710

Cost of revenue	2,193	2,366	2,240	2,714	2,132	2,093	2,327	1,753	2,747
Cost of revenue-Amortization	602	602	602	602	675	675	829	842	844
Marketing and selling	2,803	3,155	2,788	2,984	3,043	3,164	4,250	4,474	4,531
Research and development	2,393	2,928	2,290	3,057	2,928	2,997	3,802	4,086	4,049
General and administrative	1,172	1,248	1,357	1,862	1,817	1,789	2,067	4,439	3,536
Amortization of intangible assets	1,614	1,615	1,615	1,615	1,613	1,614	1,663	1,797	1,779

Total costs and expenses	10,777	11,914	10,892	12,834	12,208	12,332	14,938	17,391	17,486

Income from operations	6,785	6,371	7,843	6,360	6,258	7,172	7,848	8,057	8,224

Interest expense	3,016	3,013	4,738	4,126	4,131	3,929	6,411	5,216	5,344
Interest income	(24)	(51)	(65)	(18)	(16)	(66)	(30)	(59)	(21)
Other (income) expense, net	(296)	1,305	(320)	130	(722)	(588)	(699)	(1,155)	(127)

Total other expenses	2,695	4,267	4,353	4,238	3,393	3,275	5,682	4,002	5,196

Income before provision for income taxes	4,089	2,104	3,490	2,122	2,865	3,897	2,166	4,055	3,028

Provision for income taxes	1,636	842	1,403	803	1,151	1,528	1,784	1,458	1,448

Net income	$2,453	$1,262	$2,087	$1,319	$1,714	$2,369	$382	$2,597	$1,580

Earnings (loss) per common share:
Basic	$0.05	$0.00	$0.02	$(0.17)	$(0.68)	$(0.83)	$(2.77)	$(2.77)	$(4.35)
Diluted	$0.05	$0.00	$0.02	$(0.17)	$(0.68)	$(0.83)	$(2.77)	$(2.77)	$(4.35)
Weighted average common shares outstanding:
Basic	1,371,560	1,371,560	1,371,560	1,553,748	2,079,716	2,268,776	2,440,192	2,625,380	2,786,916
Diluted	27,295,852	27,313,872	27,545,200	1,553,748	2,079,716	2,268,776	2,440,192	2,625,380	2,786,916

FINANCIAL STATEMENTS

Linotype GmbH, Bad Homburg (Germany)

Years ended March 31, 2005 and 2006

with Report of Independent Auditors

LINOTYPE GMBH

FINANCIAL STATEMENTS

March 31, 2005 and 2006

REPORT OF INDEPENDENT AUDITORS

The Board of Directors of Linotype GmbH, Bad Homburg

We have audited the accompanying balance sheets of Linotype GmbH, Bad Homburg as of March 31, 2005 and 2006, and the related statements of income, shareholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Linotype GmbH, Bad Homburg at March 31, 2005 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

/s/ Klein Klein	/s/ Erbacher Erbacher
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Eschborn/Frankfurt/M., Germany

November 20, 2006

LINOTYPE GMBH

BALANCE SHEETS

(in thousands € and thousands $)

	March 31 2005	March 31 2006	March 31 2006 (Unaudited)
	Euros €	Euros €	US $
Assets
Current assets
Cash	€1	€2	$3
Trade accounts receivable, net of allowance for doubtful accounts of € 72 at March 31, 2005 and € 113 at March 31, 2006	1,516	1,108	1,463
Due from affiliates	1,241	2,183	2,882
Deferred income taxes	84	82	108
Other current assets	54	3	4

Total current assets	2,896	3,378	4,460
Equipment, net	530	587	775
Deferred income taxes	352	436	576
Other non-current assets	43	46	61

Total assets	3,821	4,447	5,872

Liabilities and Shareholder’s Equity
Current liabilities
Accounts payable	428	574	758
Accrued expenses	1,480	1,555	2,053
Due to affiliates	151	228	301
Deferred revenue	0	29	38
Other current liabilities	46	22	29

Total current liabilities	2,105	2,408	3,179
Deferred revenue	0	146	193
Accrued pension and jubilee benefits	1,970	2,234	2,950
Shareholder’s equity
Registered capital	26	26	34
Additional paid-in capital	(255)	(266)	(351)
Retained earnings	0	0	0
Accumulated other comprehensive loss	(25)	(101)	(133)

Total shareholder’s equity	(254)	(341)	(450)
Total liabilities and shareholder’s equity	3,821	4,447	5,872

See accompanying notes.

LINOTYPE GMBH

STATEMENTS OF INCOME

(in thousands € and thousands $)

	Year Ended March 31 2005	Year Ended March 31 2006	Year Ended March 31 2006 (Unaudited)
Revenue	€13,173	€14,407	$19,022
Costs and expenses
Cost of revenue	2,144	2,343	3,093
Marketing and selling expenses	3,268	3,782	4,993
General and administrative expenses	2,088	2,337	3,086
Research and development expenses	1,583	1,810	2,390

Total costs and expenses	9,083	10,272	13,562

Income from operations	4,090	4,135	5,460

Other income (-) and expenses
Interest income	(89)	(81)	(107)
Gain (-)/Loss on foreign exchange, net	51	(47)	(62)
Other income, net	(16)	(93)	(123)

Total other income	(54)	(221)	(292)

Income before provision for income taxes	4,144	4,356	5,752
Income tax expense	1,550	1,632	2,155

Net income	2,594	2,724	3,597

See accompanying notes.

LINOTYPE GMBH

STATEMENTS OF SHAREHOLDER’S EQUITY

(in thousands €)

	Registered capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholder's equity	Comprehensive income
Balance at April 1, 2004	€26	€250	€0	€0	€276
Net income				2,594	2,594	€2,594
Additional minimum pension liability
Gross			(40)		(40)	(40)
Deferred taxes			15		15	15
Income taxes paid by shareholder		1,804			1,804
Dividends to shareholder		(2,309)		(2,594)	(4,903)

Comprehensive income, net of tax						2,569

Balance at March 31, 2005	26	(255)	(25)	0	(254)
Net income				2,724	2,724	2,724
Additional minimum pension liability
Gross			(122)		(122)	(122)
Deferred taxes			46		46	46
Income taxes paid by shareholder		1,668			1,668
Dividends to shareholder		(1,679)		(2,724)	(4,403)

Comprehensive income, net of tax						2,648

Balance at March 31, 2006	26	(266)	(101)	0	(341)

See accompanying notes.

LINOTYPE GMBH

STATEMENTS OF CASH FLOWS

(in thousands € and thousands $)

	Year Ended March 31 2005	Year Ended March 31 2006	Year Ended March 31 2006 (Unaudited)
Operating activities
Net income	€2,594	€2,724	$3,597
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	206	216	285
Current income tax paid by shareholder	1,804	1,668	2,202
Changes in operating assets and liabilities:
Accounts receivable	(804)	408	539
Deferred income tax	(254)	(36)	(48)
Other current and non-current assets	2	48	63
Accounts payable	121	146	193
Accrued expenses	536	75	99
Due from/to affiliates	(698)	77	102
Deferred Revenue	0	175	231
Accrued pension and jubilee benefits	134	142	187
Other current liabilities	4	(24)	(32)

Net cash provided by operating activities	3,645	5,619	7,418

Investing activities
Purchases of equipment	(306)	(276)	(364)
Proceeds from sale of equipment	0	3	4
Cash advances to affiliates (cash pooling), net	(194)	(442)	(584)

Net cash used in investing activities	(500)	(715)	(944)

Financing activities
Dividends to shareholders	(3,146)	(4,903)	(6,473)

Net cash used in financing activities	(3,146)	(4,903)	(6,473)

Increase (decrease) in cash	(1)	1	1
Cash at beginning of year	2	1	1

Cash at end of year	1	2	2

Annual capital contributions by the parent company resulting from income tax payments directly to the tax authorities (€ 1,804 and € 1,668, respectively) have not been disclosed as cash flows provided by financing activities as they are non-cash transactions.

See accompanying notes.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

1.    Nature of Business

Linotype GmbH (the “Company”) has been a 100% subsidiary of Heidelberger Druckmaschinen AG (“HDM”) since it was founded in 1997.

The Company is engaged in the development, marketing, licensing and servicing of high quality digital typefaces. The Company develops and digitizes fonts and sells licenses for the use of these fonts to original equipment manufacturer (“OEM”) and independent software vendor (“ISV”) customers worldwide. The Company also offers font licenses through its own web shop and through more than 60 resellers and third party web shops to end users.

2.    Summary of Significant Accounting Policies

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s functional currency is considered to be Euro (€).

The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying notes to the financial statements.

Convenience translations (unaudited)

The Company has presented the accompanying financial statements in Euro. All amounts herein are shown in Euros and, for the year ended March 31, 2006 are also presented in U.S. dollars (“$”), the latter are presented solely for the convenience of the reader at the rate of $1.32030 = €1.00, the Noon Buying Rate of the Federal Reserve Bank of New York as of December 31, 2006. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. In the preparation of these financial statements, estimates and assumptions have been made by management, especially concerning the selection of useful lives of equipment and the measurement of allowances as well as pension and other accruals. Given the uncertainty regarding the determination of these factors, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, with

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

Respect to Certain Transactions. Revenue is recognized when persuasive evidence of an agreement exists, the font software has been delivered or services have been provided, the fee is fixed or determinable, and collection of the fee is probable.

The Company’s revenue includes (1) license fees and royalty revenue from OEM and ISV customers for fonts, (2) fees for licensing fonts to end-users, distributed both directly and through resellers, and (3) revenue from custom font development.

OEM and ISV Licensing

OEM and ISV licensing revenue includes unit-based royalty fees and fixed-fee royalty arrangements. Revenue from unit-based royalty arrangements is recognized in the period when customers report the sale of sublicenses to end-users to the Company. Revenue from fixed-fee licenses is recognized upon delivery of the software when no further obligations of the Company exist. Certain fixed-fee royalty license agreements include extended payment terms. Revenue related to arrangements with extended payment terms is recognized when payment becomes due to the Company.

Font Sales to End-Users

Revenue from direct end-user font licensing is recognized upon delivery of the fonts. End user sales include revenue generated from the Company’s webshop and physical CD deliveries.

The Company distributes fonts through various resellers in either an electronic format or CD format. Some resellers utilize a font vending system, which is installed at their site and provides fonts for sale to the customer. Revenue is recognized if collection is probable, upon notification from the reseller that the Company’s fonts have been sold, or for a CD product shipped directly to the customer, upon delivery of the fonts.

Custom font development

In some cases, the Company enters into customized font license agreements, designing or customizing fonts for individual customers. The Company recognizes font license fees as customized fonts are delivered to the end-user and no further obligations of the Company exist.

Deferred Revenue

Deferred revenue results solely from a single arrangement that included post contract support (PCS), an undelivered element, in addition to the software. The Company concluded that it did not have vendor specific objective evidence for this undelivered element. Accordingly, the entire revenue from this arrangement was deferred and recognized over the term of the PCS.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

Cost of Revenue

Cost of revenue consists primarily of royalties paid to third-party developers whose fonts the Company sells, costs to physically distribute the fonts, including shipping and handling cost and the cost of the media on which it is delivered, and sales commissions. The Company recognizes royalty expenses concurrent with the recognition of revenue on sales to which they relate. Accrued royalty expenses are included in accrued expenses in the accompanying balance sheets (see Note 5).

Research and Development Expenses

The Company’s research and development expenses consist principally of compensation and related costs incurred to develop digital font designs. In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold or Otherwise Marketed, such costs are required to be expensed until the point that technological feasibility of the software is established. As the Company’s research and development costs primarily relate to development during the period prior to technological feasibility, and consequently, the amounts that could be capitalized are not material to the Company’s financial position or results of operations, all research and development costs related to software development are charged to operations as incurred.

Advertising Costs

The Company recognizes advertising expense as incurred. For the year ended March 31, 2005 and 2006 the Company recognized € 953 and € 1,383, respectively, of advertising expense.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes in accordance with SFAS 109. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and tax laws then in effect.

Since April 1, 1997 the Company has formed a fiscal unity (“Organschaft”) with HDM for corporate income tax and trade income tax. HDM has filed consolidated tax returns including the taxable income of the Company. Tax expenses or benefits have not been allocated to the members of the tax group. Since this legal arrangement does not conform with the systematic, rational, and consistent approach required for allocating taxes within the tax group under SFAS 109, the Company has adopted a separate return approach to account for income taxes in its stand-alone US GAAP financial statements.

Current tax expense paid by HDM directly to the tax authorities has been considered a capital contribution credited to additional paid-in capital.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, trade accounts receivable, accounts payable, and amounts due from and to affiliates. The estimated fair value of these financial instruments approximates their carrying value at March 31, 2005 and 2006 due to the short-term nature of these instruments.

The estimated fair market value of open forward exchange contracts, which generally mature within one year, is based on a market-based valuation model.

Cash

Cash includes only cash on hand as the Company has been included in HDM’s central cash management system. All cash balances are transferred to a central bank account each day.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. The trade accounts receivable are analyzed by aging category to identify significant customers with known disputes or collection issues. For accounts not specifically identified, additional reserves are recorded based on the age of the receivable and historical experience.

Allowance for doubtful accounts	Beginning balance	Charged/ (Credited) to G&A	Accounts written off	Ending balance
March 31, 2005	192	(110)	(10)	72
March 31, 2006	72	43	(2)	113

Equipment

Equipment is stated at historical cost, less accumulated depreciation. Depreciation is determined on a straight-line basis over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred. Estimated useful lives range from 2 to 5 years for computer equipment and purchased software and from 3 to 13 years for furniture and fixtures.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value. The Company concluded there were no impairments of its long lived assets for the years ended March 31, 2005 and 2006.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

Foreign Currency Transactions

Foreign currency receivables and liabilities are valued at the exchange rate on the balance sheet date.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable and receivables due from affiliates.

The Company grants credit to customers in the ordinary course of business. Credit evaluations are performed on an ongoing basis to reduce credit risk, and no collateral is required from the Company’s customers. The Company has not experienced significant losses related to receivables from any individual customers or groups of customers. An allowance for uncollectible accounts is provided for those trade accounts receivable considered to be uncollectible based upon historical experience and credit evaluation. At March 31, 2006, no customer individually accounted for more than 10 % of the Company’s trade accounts receivable. For the year ended March 31, 2006, two customers accounted for 22 % and 17 % of the Company’s total revenue. As of March 31, 2005, one customer accounted for 23 % of the Company’s trade accounts receivable. For the year ended March 31, 2005, two customers accounted for 27 % and 14 % of the Company’s total revenue.

Amounts due from affiliates at March 31, 2005 and 2006 consist of cash advances due from HDM (€ 6,144 and € 6,586, respectively) netted with liabilities due to HDM arising from the profit transfer agreement (€4,903 and € 4,403, respectively).

Derivative Financial Instruments

The Company is exposed to foreign currency price risks in the normal course of business. Currency options and forward exchange contracts are used to manage the exposure to changes in foreign exchange rates for underlying trade receivables and planned sales transactions denominated in US dollars. The counter party to all derivative instruments with notional values totaling $ 4.3 million at March 31, 2005 and $ 3.0 million at March 31, 2006 is HDM. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships, including a requirement that all designations must be made at the inception of each instrument. The Company did not make such initial designations. Therefore, changes in the fair value of the derivative instrument are recognized as current period income or expense.

At March 31, 2005 and 2006, the total fair market value of open foreign currency forward exchange contracts amounted to € (46) and € (22), respectively. The unrealized gains or losses are reflected in the accompanying statements of income as gain(-)/loss on foreign exchange and the fair market values are included in other current liabilities.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

Pensions

The expense and liability related to the defined benefit plan are determined on an actuarial basis using the projected unit credit method in accordance with SFAS No. 87, Employers’ Accounting for Pensions. The actuarial valuations were performed using data as of March 31, 2005 and 2006, respectively. Assumptions used in the pension calculations include discount rates, trend rates for compensation increase and other factors. Actual results that differ from the assumptions used are accumulated and amortized over a period approximating the average expected remaining working period of participating employees. The portion of actuarial gains and losses recorded is defined as the excess of the cumulative unrecorded actuarial gains and losses at the end of the previous period over 10 % of the present value of the defined benefit obligation.

Accumulated Other Comprehensive Loss

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive loss includes additional minimum pension liability. Comprehensive income for the years ended March 31, 2005 and 2006 has been reflected in the statements of shareholder’s equity.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The statement is effective for fiscal years beginning after December 15, 2006. The Company has not completed its assessment of the impact of the new interpretation on the financial statements, but the adoption of the interpretation is not expected to have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. The Company has not completed its assessment of the impact of the new statement on the financial statements, but the adoption of the statement is not expected to have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of the plan is measured as the difference between plan assets at fair value and the benefit obligation. The statement is effective for fiscal years ending after June 15, 2007. The Company has not completed its assessment of the impact of the new statement on the financial statements.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

3.    Equipment

Equipment consists of the following:

	March 31
	2005	2006
Computer equipment and software	1,800	1,866
Furniture and fixtures	259	307

	2,059	2,173
Less accumulated depreciation	(1,529)	(1,586)

Equipment, net	530	587

Depreciation expense for the year ended March 31, 2005 and 2006 was € 206 and € 216, respectively.

4.    Income Taxes

The components of the Company’s income tax expense for the years ended March 31, 2005 and 2006 consists of the following:

	2005	2006
German corporate income tax and solidarity surcharge	1,084	1,002
German trade income tax	720	666

Current	1,804	1,668
German corporate income tax and solidarity surcharge	(153)	(22)
German trade income tax	(101)	(14)

Deferred	(254)	(36)

Total	1,550	1,632

A federal German corporate income tax of 25 % plus a 5.5 % solidarity surcharge is levied on corporate income. In addition to corporate income tax, earnings are subject to a trade income tax that varies depending on the municipality in which the company is located. After accounting for trade income tax, which is a deductible operating expense, the Company has a trade income tax rate of 14.9%. Because German trade income tax is deductible, it also reduces the assessment basis for corporate income tax.

The effective tax rate on pre-tax income reflected in the accompanying statements of income for the years ended March 31, 2005 and 2006 approximates the combined statutory income tax rate of 37.34%.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	March 31
	2005	2006
Deferred tax assets
Trade accounts receivable, gross	482	525
Accrued pension and jubilee benefits	152	206
Intangible assets	200	175
Deferred revenue	0	65
Other	17	8

	851	979
Deferred tax liabilities
Accrued expenses	355	349
Other current liabilities	42	98
Other	18	14

	415	461

Net deferred tax asset	436	518

In assessing the realizability of the deferred tax assets, the primary evidence considered by the Company included the cumulative pre-tax income for financial reporting purposes over the past years, and the estimated future taxable income based on historical operating results. After giving consideration to these factors, the Company concluded that it was more likely than not that the deferred tax assets would be fully realized, and as a result, no valuation allowance against the deferred tax assets was deemed necessary at March 31, 2005 and 2006.

5.    Accrued Expenses

Accrued expenses consist of the following:

	March 31
	2005	2006
Accrued royalty expense	598	683
Payroll and other compensation	532	409
Accrued advertising, marketing and e-commerce expense	200	306
Accrued professional fees and legal costs	68	35
Other	82	122

	1,480	1,555

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

6.    Defined Benefit Pension Plan

The Company maintains an unfunded defined benefit pension plan based on the “Versorgungsordnung der Heidelberger Druckmaschinen AG” (the “Plan”). Substantially all employees joining the Company before April 1, 2006, when the Plan was closed, are entitled to benefits in the form of retirement, disability and surviving dependent pensions. Benefits generally depend on years of service and the salary of the employees. The Company’s defined benefit pension plan uses a March 31 measurement date.

The changes in pension benefit obligations for the years ended March 31 were as follows:

	2005	2006
Change in benefit obligations:
Benefit obligation (PBO) at beginning of year	1,750	2,022
Service cost	65	74
Interest cost	96	96
Actuarial loss	141	155
Benefits paid	(30)	(31)
Benefit obligation at end of year	2,022	2,316

Funded status (unfunded)	(2,022)	(2,316)
Unrecognized actuarial loss	141	296

Net amount recognized	(1,881)	(2,020)

SFAS No. 87, Employers’ Accounting for Pensions, requires a company to record a minimum liability that is at least equal to the unfunded accumulated benefit obligation. The additional minimum pension liability, net of a deferred tax asset, is charged to Accumulated other comprehensive loss. At March 31, 2005 and 2006, the Company’s additional minimum pension liability was € 40 and € 162, respectively.

Amounts included in the balance sheet comprise of the following:

	March 31
	2005	2006
Accrued benefit liability	(1,921)	(2,182)
Accumulated other comprehensive loss – pre-tax	40	162

Net amount recognized	(1,881)	(2,020)

The components of net periodic benefit cost were as follows:

	2004/2005	2005/2006
Service cost	65	74
Interest cost	96	96

Net periodic benefit cost	161	170

The accumulated benefit obligation for the Plan was € 1,921 and € 2,182 at March 31, 2005 and 2006, respectively.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

The assumptions used to determine the benefit obligation are as follows:

	Defined benefit obligation
	2005	2006
Discount rate	4.75%	4.50%
Estimated compensation increase	2.00%	2.00%
Inflation	1.75%	1.75%

The assumptions used to determine the defined benefit cost for the years ended March 31 are as follows:

	Defined benefit cost
	2005	2006
Discount rate	5.50%	4.75%
Estimated compensation increase	2.25%	2.00%
Inflation	2.00%	1.75%

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Years	Payments
2006/2007	37
2007/2008	43
2008/2009	50
2009/2010	54
2010/2011	58
2011/2012 - 2015/2016	430

7.    Related Party Transactions

A control and profit and loss transfer agreement with its sole shareholder HDM is effective since April 1, 1997. The Company is contractually bound to transfer its annual statutory profit to HDM, while HDM is obliged to absorb any annual losses incurred. The statutory profit of the year to be transferred is due to the shareholder as of the balance sheet date. The primary purpose of the agreement is to enable the pooling of taxable profits and losses at the HDM group level, thereby generally reducing the overall level of taxes payable for the group, as the tax losses incurred by group companies are available for offset against the taxable profits made by other group companies. There is no tax allocation agreement providing for any reimbursement of tax payments made by HDM.

The Company has been included in HDM’s central cash management system, transferring all cash balances to a central bank account each day (see Note 2). The amounts due from HDM are generally due on demand. Outstanding amounts due from and due to HDM bear interest. Cash advances due from HDM were € 6,144 and € 6,586 at March 31, 2005 and 2006, respectively; and the associated interest income was € 89 and € 81 for the years ended March 31, 2005 and 2006, respectively. On the balance sheet, the cash advances due are netted with the liabilities arising from the profit transfer agreement amounting to € 4,903 and € 4,403 at March 31, 2005 and 2006, respectively.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

The Company provides services relating to a web based system for the management of license keys for HDM’s products. Costs incurred by the Company amounting to approximately € 55 and € 65 for the year ended March 31, 2005 and 2006, respectively, are charged to HDM.

The Company receives certain management services from HDM including personnel/payroll administration, patent administration, and IT support. Furthermore, the Company’s managing director’s employment contract is with HDM. His salary package including defined benefit cost is reimbursed by the Company. The Company was charged total expenses for the year ended March 31, 2005 and 2006 of approximately € 535k and € 578, respectively, related to these services. In addition, the Company pays rent and certain other occupancy costs to HDM for its corporate headquarters premises. HDM holds the long-term lease of the Company’s headquarters premises which expires on July 31, 2007. The total monthly charge was € 28 for the years ended March 31, 2005 and 2006, respectively (see Note 10). At March 31, 2005 and 2006 an amount of € 45 and € 193, respectively, was disclosed as due from affiliates.

The Company pays unit-based royalties to Heidelberg Schweiz AG (HS) for sublicensing fonts owned by HS. At March 31, 2005 and 2006 due to affiliates include royalties payable to HS in the amount of € 106 and € 35. Total license expense recorded was € 250 for the year ended March 31, 2005 and € 406 for the year ended March 31, 2006.

As of March 31, 2006, the Company accrued for a sales commission of € 60 due to Heidelberg Schweiz AG for arranging a font license contract with a Swiss customer.

8.    Shareholders’ Equity

The Company has a fully paid registered capital of € 26.

9.    Geographical Reporting

The following summarizes revenue by location of the customer for each country with revenue greater than 5% for the years ended March 31, 2005 and 2006:

	Germany	United States	United Kingdom	Switzer- land	Japan	Other	Total
2005	1,256	7,831	911	672	675	1,828	13,173
2006	1,552	8,761	1,121	958	265	1,750	14,407

For information on significant customers refer to Concentration of Credit Risk (see Note 2).

All of the Company’s long-lived tangible assets are located in Germany.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

10.    Commitments and Contingencies

Operating Leases

The Company conducts its operations in facilities under an operating lease with HDM expiring July 31, 2007 (see Note 7). In addition the Company has operating car lease and computer equipment lease contracts expiring through 2010.

The Company’s future minimum payments under non-cancelable operating leases as of March 31, 2006, are approximately as follows:

Years ending March 31	Amount
2007	389
2008	154
2009	39
2010	8

Total	590

Lease expense charged to operations was €433 and €428 for the years ended March 31, 2005 and 2006, respectively.

Legal Action

The Company is subject to legal proceedings and claims in the ordinary course of business, including claims of infringement of third-party patents and other intellectual property rights, commercial, employment and other matters. A provision for a liability is made when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of March 31, 2005 and 2006, no liability was recorded.

In certain cases, the Company is actively claiming infringements of its intellectual property rights. In addition, the reseller and license agreements entitle the Company to request contract compliance reviews performed by third-party auditors on behalf of the Company at its resellers and customers. As the outcome of such claims is highly unpredictable, income from any such claims is only recognized when any final cash settlement has been received.

Indemnifications

Under its standard license agreements, the Company warrants that the licensed font software is free of infringement claims of intellectual property rights and will meet the specifications as defined in the agreement. The term of these indemnification agreements is generally perpetual after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs payable to a customer or business partner to defend lawsuits or settle claims related to these warranties. Accordingly, there are no liabilities recorded for these warranties as of March 31, 2005 and 2006.

LINOTYPE GMBH

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

March 31, 2005 and 2006

(All amounts in thousands of Euros, unless otherwise stated)

11.    Subsequent Events

On August 1, 2006, Monotype Imaging Germany GmbH, Bad Homburg, Germany, a wholly owned subsidiary of Monotype Imaging, Inc., Woburn, MA, USA, acquired the registered capital and became the sole shareholder of the Company.

On October 30, 2006, Adobe Systems Incorporated, or Adobe, filed an action in the United States District Court for the Northern District of California, San Jose Division, against Linotype in response to a complaint filed against Adobe by HDM. HDM had claimed that Adobe had breached its obligations under an agreement between Linotype and Adobe during the period ending March 31, 2006. In its filing, Adobe denies the claim by HDM and alleges that HDM and Linotype breached its obligations under agreements between Linotype and Adobe by failing to pay all royalties due under those agreements, submitting inaccurate royalty reports, and using the fonts licensed under those agreements improperly and without authorization. Adobe requests money damages, a declaratory judgment, costs and attorneys’ fees. The Company believes that the allegations are without merit and intend to vigorously contest the action.

UNAUDITED CONDENSED FINANCIAL STATEMENTS

Linotype GmbH, Bad Homburg (Germany)

Quarterly Period ended June 30, 2006

LINOTYPE GMBH, BAD HOMBURG (GERMANY)

UNAUDITED CONDENSED FINANCIAL STATEMENTS

Quarterly Period ended June 30, 2006

LINOTYPE GMBH

BALANCE SHEETS

(Unaudited)

(in thousands € and thousands $)

	March 31 2006	June 30 2006	June 30 2006
	Euros €	Euros €	US $
Assets
Current assets
Cash	€2	€2	$3
Trade accounts receivable, net of allowance for doubtful accounts of € 113 at March 31, 2006 and € 136 at June 30, 2006	1,108	1,348	1,780
Due from affiliates	2,183	0	0
Deferred income taxes	82	222	293
Other current assets	3	87	115

Total current assets	3,378	1,659	2,191

Equipment, net	587	542	716
Deferred income taxes	436	441	582
Other non-current assets	46	47	62

Total assets	4,447	2,689	3,551

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	574	228	301
Accrued expenses	1,555	1,711	2,259
Due to affiliates	228	575	759
Deferred revenue	29	34	45
Other current liabilities	22	0	0

Total current liabilities	2,408	2,548	3,364

Deferred revenue	146	161	213
Accrued pension and jubilee benefits	2,234	2,276	3,005

Shareholders’ equity
Registered capital	26	26	34
Additional paid-in capital	(266)	(2,221)	(2,932)
Retained earnings	0	0	0
Accumulated other comprehensive loss	(101)	(101)	(133)

Total shareholders’ equity	(341)	(2,296)	(3,031)

Total liabilities and shareholder's equity	4,447	2,689	3,551

See accompanying notes.

LINOTYPE GMBH

STATEMENTS OF INCOME

(Unaudited)

(in thousands € and thousands $)

	Three month period ended
	June 30 2005	June 30 2006	June 30 2006
Revenue	€2,999	€3,934	$5,194

Costs and expenses
Cost of revenue	540	634	837
Marketing and selling expenses	824	1,006	1,328
General and administrative expenses	665	1,017	1,343
Research and development expenses	390	429	566

Total costs and expenses	2,419	3,086	4,074

Income from operations	580	848	1,120

Other income (-) and expenses
Interest income	(8)	(19)	(25)
Gain (-)/Loss on foreign exchange, net	281	(90)	(119)
Other income, net	(40)	(2)	(3)

Total other income	233	(111)	(147)

Income before provision for income taxes	347	959	1,267
Income tax expense	130	358	473

Net income	217	601	794

See accompanying notes.

LINOTYPE GMBH

STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands € and thousands $)

	Three month period ended
	June 30 2005	June 30 2006	June 30 2006
Operating activities
Net income	€217	€601	$794
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	49	58	77
Current income tax paid by shareholder	328	505	667
Changes in operating assets and liabilities:
Trade accounts receivable	(189)	(240)	(317)
Deferred income tax	(198)	(147)	(194)
Other current and non-current assets	(1)	(84)	(111)
Accounts payable	(262)	(345)	(456)
Accrued expenses	326	156	206
Due from/to affiliates	29	(247)	(326)
Deferred Revenue	198	20	26
Accrued pension and jubilee benefits	35	42	55
Other current liabilities	299	(22)	(29)

Net cash provided by operating activities	831	297	392

Investing activities
Purchases of equipment	(31)	(13)	(17)
Proceeds from sale of equipment	1	0	0
Cash advances to affiliates (cash pooling), net	4,103	4,119	5,438

Net cash used in investing activities	4,073	4,106	5,421

Financing activities
Dividends to shareholder	(4,903)	(4,403)	(5,813)

Net cash used in financing activities	(4,903)	(4,403)	(5,813)
Increase (decrease) in cash	1	0	0
Cash at beginning of year	1	2	3

Cash at end of year	2	2	3

Capital contributions by the parent company resulting from income tax payments directly to the tax authorities (€ 328 and € 505, respectively) have not been disclosed as cash flows provided by financing activities as they are non-cash transactions.

See accompanying notes.

LINOTYPE GMBH

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(All amounts in thousands of Euros, unless otherwise stated)

1.    Nature of Business

Linotype GmbH (the “Company”) has been a 100% subsidiary of Heidelberger Druckmaschinen AG (“HDM”) since it was founded in 1997.

The Company is engaged in the development, marketing, licensing and servicing of high quality digital typefaces. The Company develops and digitizes fonts and sells licenses for the use of these fonts to original equipment manufacturer (“OEM”) and independent software vendor (“ISV”) customers worldwide. The Company also offers font licenses through its own web shop and through more than 60 resellers and third-party web shops to end users.

2.    Basis of Preparation

The accompanying unaudited condensed financial statements of the Company presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), but do not include all of the information and footnote disclosures required by these accounting principles. These statements should be read in conjunction with the Company’s audited financial statements for the fiscal year ended March 31, 2006.

The Company has presented the accompanying financial statements in Euro. All amounts herein are shown in Euros and, for the period ended June 30, 2006 are also presented in U.S. dollars (“$”), the latter are presented solely for the convenience of the reader at the rate of $1.32030 = €1.00, the Noon Buying Rate of the Federal Reserve Bank of New York as of December 31, 2006. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

The balance sheet information at March 31, 2006 has been derived from the Company’s audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The condensed balance sheet as of June 30, 2006, the condensed income statements for the three month periods ended June 30, 2005 and 2006, and the condensed statements of cash flows for the three months ended June 30, 2005 and 2006, and the notes to each are not audited, but in the opinion of management include all adjustments necessary for a fair presentation of the condensed financial position, results of operations, and cash flows of the Company for these interim periods. Such adjustments are normal and recurring except as otherwise stated.

3.    Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Comprehensive income is equal to net income for the quarters ended June 30, 2005 and 2006. Accumulated other comprehensive loss as of June 30, 2005 and March 31, 2006 includes additional minimum pension liability.

LINOTYPE GMBH

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands of Euros, unless otherwise stated)

4.    Defined Benefit Pension Plan

The components of net periodic benefit cost for the three month periods ending June 30 were as follows:

	2005	2006
Service cost	19	21
Interest cost	24	26
Amortization of actuarial losses	0	1

Net periodic benefit cost	43	48

5.    Related Party Transactions

Significant changes in related party transactions are described below. For all related party transactions refer to annual financial statements.

The Company is contractually bound to transfer its statutory profit to HDM. The statutory profit for the quarter ended June 30, 2006 is € 2,460 higher than the net income under US GAAP, resulting in a significant negative additional paid-in capital balance.

The Company has been included in HDM’s central cash management system, and all cash balances are transferred to a central bank account each day. The amounts due from HDM are generally due on demand. Cash advances due from HDM were € 6,586 and € 2,467 at March 31 and June 30, 2006, respectively. The cash advances due are netted with the liabilities arising from the profit transfer agreement amounting to € 4,403 and € 3,061 at March 31 and June 30, 2006, respectively.

The Company’s managing director’s employment contract is with HDM. HDM charges the Company, on a quarterly basis, all costs related to the employment contract. These costs are included in general and administrative expense. Subsequent to March 31, 2006, HDM amended the pension plan for the managing director which resulted in an additional € 273 charged to the Company in the quarter ended June 30, 2006.

6.    Contingencies

Legal Action

The Company is subject to legal proceedings and claims in the ordinary course of business, including claims of infringement of third-party patents and other intellectual property rights, commercial, employment and other matters. A provision for a liability is made when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of March 31 and June 30, 2006, no liability was recorded.

In certain cases, the Company is actively claiming infringements of its intellectual property rights. In addition, the reseller and license agreements entitle the Company to request contract compliance reviews performed by third-party auditors on behalf of the Company at its resellers and customers. As the outcome of such claims is highly unpredictable, income from any such claims is only recognized when any final cash settlement has been received.

LINOTYPE GMBH

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands of Euros, unless otherwise stated)

Indemnification

Under its standard license agreements, the Company warrants that the licensed font software is free of infringement claims of intellectual property rights and will meet the specifications as defined in the agreement. The term of these indemnification agreements is generally perpetual after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs payable to a customer or business partner to defend lawsuits or settle claims related to these warranties. Accordingly, there are no liabilities recorded for these warranties as of March 31 and June 30, 2006.

7.    Subsequent Events

On August 1, 2006, Monotype Imaging Germany GmbH, Bad Homburg, Germany, a wholly owned subsidiary of Monotype Imaging, Inc., Woburn, MA, USA, acquired all shares of the Company.

On October 30, 2006, Adobe Systems Incorporated, or Adobe, filed an action in the United States District Court for the Northern District of California, San Jose Division, against Linotype in response to a complaint filed against Adobe by HDM. HDM had claimed that Adobe had breached its obligations under an agreement between Linotype and Adobe during the period ending March 31, 2006. In its filing, Adobe denies the claim by HDM and alleges that HDM and Linotype breached its obligations under agreements between Linotype and Adobe by failing to pay all royalties due under those agreements, submitting inaccurate royalty reports, and using the fonts licensed under those agreements improperly and without authorization. Adobe requests money damages, a declaratory judgment, costs and attorneys’ fees. The Company believes that the allegations are without merit and intend to vigorously contest the action.

11,000,000 Shares

Common Stock

Prospectus

                    , 2007

Banc of America Securities LLC

Jefferies & Company

William Blair & Company

Needham & Company, LLC

Canaccord Adams

Until                     , 2007, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee.

Amount to be Paid
SEC registration fee	$16,126
National Association of Securities Dealers Inc. fee	19,475
Nasdaq Global Market listing fee	100,000
Printing and mailing	350,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	1,330,000
Miscellaneous	185,000

Total	$4,500,601

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, as amended to date (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

We have entered into indemnification agreements with each of our directors and certain of our executive officers. These agreements provide that we will indemnify each of our directors and certain of our executive officers to the fullest extent permitted by law. In addition, our stockholders agreement provides indemnification to TA Associates and D.B. Zwirn, and their associated investment funds, for damages, expenses, or losses arising out of, based upon or by reason of any third party or governmental claims relating to their status as a security holder, creditor, director, officer, agent, representative or controlling person of us, or otherwise relating to their involvement with Monotype. There is also an indemnification provision in the stockholders agreement that survives following its termination for so long as any person nominated by TA Associates is a member of our board of directors.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In connection with their investment in us, we entered into a stockholders agreement, dated as of November 5, 2004, with TA Associates and D.B Zwirn. Most provisions of the stockholders agreement terminate upon the closing of this offering. However, surviving provisions include our covenant to indemnify TA Associates and D.B. Zwirn, including their associated investment funds, subject to exceptions, for damages, expenses or losses arising out of, based upon or by reason of any breach of a covenant or agreement made by us in the stockholders agreement, any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of us, or otherwise relating to their involvement with us. This covenant continues until the expiration of the applicable statute of limitations. We have also covenanted to maintain directors and officers’ liability insurance for so long as any person nominated by TA Associates, as two-thirds holder, is a member of our board of directors.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we have sold and issued the following unregistered securities:

(1) On November 5, 2004, Agfa sold to Imaging Acquisition Corporation, a wholly-owned subsidiary of IHC, all 1,000 shares of common stock of Agfa Monotype for an aggregate purchase price of $194.0 million, consisting of cash plus assumption of obligations.

(2) On November 5, 2004, IHC sold 5,204,040 shares of IHC convertible preferred stock, convertible into 5,204,040 shares of its redeemable preferred stock and 20,816,160 shares of common stock, and 1,219,008 shares of IHC common stock, to affiliates of TA Associates for an aggregate purchase price of $52,043,448.

(3) On November 5, 2004, IHC sold 250,000 shares of IHC convertible preferred stock, convertible into 250,000 shares of its redeemable preferred stock and 1,000,000 shares of common stock, and 68,300 shares of IHC common stock, to affiliates of D.B. Zwirn for an aggregate purchase price of $2,500,171.

(4) On November 5, 2004, IHC sold 354,410 shares of IHC convertible preferred stock, convertible into 354,410 shares of its redeemable preferred stock and 1,417,640 shares of common stock, (5,801 of which were later repurchased) and 80,104 shares of our common stock (1,292 of which were later repurchased), to certain former officers and employees of Agfa Monotype for an aggregate purchase price of $3,544,300.

(5) On November 5, 2004, IHC sold 10,800 shares of IHC convertible preferred stock, convertible into 10,800 shares of its redeemable preferred stock and 43,200 shares of common stock, and 2,448 shares of its common stock, to certain former employees of Agfa Monotype for an aggregate purchase price of $108,006.

(6) On November 5, 2004, Imaging Acquisition Corporation sold TA Associates, D.B. Zwirn and certain former officers and employees of Agfa Monotype notes in the aggregate original principal amount of $20,026,000.

(7) On November 5, 2004, Imaging Acquisition Corporation sold certain former employees of Agfa Monotype notes in the aggregate original principal amount of $36,000.

(8) On November 30, 2004, IHC sold 7,500 shares of IHC convertible preferred stock, convertible into 7,500 shares of its redeemable preferred stock and 30,000 shares of common stock and 1,700 shares of IHC common stock, to certain former employees of Agfa Monotype for an aggregate purchase price of $75,004.

(9) On November 30, 2004, Imaging Acquisition Corporation sold certain former officers and employees of Agfa Monotype notes in the aggregate original principal amount of $25,000.

(10) On June 15, 2005, IHC sold 19,405 shares of IHC convertible preferred stock, convertible into 19,405 shares of its redeemable preferred stock and 77,620 shares of common stock to Ms. Arthur and her two sons, for an aggregate purchase price of $300,001.

(11) On August 24, 2005, in connection with a recapitalization transaction and debt refinancing, all of the holders of shares of common stock of IHC exchanged their shares for shares of common stock of the registrant. The registrant did not receive any consideration for this transaction.

(12) On August 24, 2005, in connection with a recapitalization transaction and debt refinancing, all of the holders of shares of preferred stock of IHC exchanged their shares for shares of convertible preferred stock of the registrant. The registrant did not receive any consideration for this transaction.

(13) On August 24, 2005, in connection with a recapitalization transaction and debt refinancing, all of the holders of restricted stock of IHC exchanged their restricted stock for shares of restricted stock of the registrant. The registrant did not receive any consideration for this transaction.

(14) On July 28, 2006, we sold promissory notes in connection with our acquisition of China Type Design in the aggregate amount of $600,000, which will convert into 413,345 shares of our restricted common stock, as of June 1, 2007 upon the closing of this offering.

(15) Since November 5, 2004 until March 31, 2007, we granted, under our 2004 Option Plan, an aggregate of 2,138,360 options to purchase shares of our common stock to certain of our officers and employees at exercise prices ranging from $0.01 to $11.35 per share. Since November 5, 2004 until March 31, 2007, we granted, under our 2004 Option Plan, an aggregate of 2,326,500 shares of restricted stock to certain of our officers and employees at exercise prices ranging from $0.01 to $1.453 per share.

(16) On March 26, 2006, we issued 60,000 restricted shares of our common stock at a price of $1.695 per share to Mr. Simone, as director compensation.

(17) On September 30, 2006, we granted options to purchase 402,000 shares of our common stock, under our 2004 Option Plan, at an exercise price of $6.43 per share to certain of our officers and directors. Of these options, no options to purchase common stock have been exercised through March 31, 2007.

(18) On June 30, 2007, we granted options to purchase 50,844 shares of our common stock under our 2004 Option Plan and issued 8,000 restricted shares of our common stock to certain of our employees at the fair market value as of that date, which will be determined upon completion of a valuation report as of that date.

The sales of securities described in items (1) through (4), (6), (8) through (14), (16) and (17) above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuances of the securities described in items (5), (7), (15) and (18) above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans approved by the registrant’s board of directors or Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16. Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because they are not applicable.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woburn, Commonwealth of Massachusetts, on July 10, 2007.

MONOTYPE IMAGING HOLDINGS INC.

By:	/S/ DOUGLAS J. SHAW
Douglas J. Shaw President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 10, 2007:

Signature	Title

/S/ DOUGLAS J. SHAW	President, Chief Executive Officer and Director (Principal Executive Officer)
Douglas J. Shaw

/S/ JACQUELINE D. ARTHUR Jacqueline D. Arthur	Senior Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial and Accounting Officer)

* Robert M. Givens	Chairman of the Board

* A. Bruce Johnston	Director

* Roger J. Heinen, Jr.	Director

* Pamela F. Lenehan	Director

* Jonathan W. Meeks	Director

* Peter J. Simone	Director

*By:	/S/ DOUGLAS J. SHAW
Douglas J. Shaw Attorney-in-fact

EXHIBIT INDEX

Number	Description
1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant

3.2**	Amended and Restated By-laws of the Registrant

4.1	Specimen Stock Certificate

4.2**	Registration Rights Agreement by and among Monotype Imaging Holdings Corp., the Investors and the Management Stockholders named therein, dated as of November 5, 2004

4.3**	Stockholders Agreement by and among Monotype Imaging Holdings Corp., the Management Stockholders and the Investors named therein, dated as of November 5, 2004

5.1	Opinion of Goodwin Procter LLP

10.1**	2007 Incentive Compensation Plan

10.2**	2004 Stock Option and Grant Plan

10.3**	Form of Non-Qualified Option Agreement under the 2004 Stock Option and Grant Plan

10.4**	Form of Incentive Stock Option Agreement under the 2004 Stock Option and Grant Plan

10.5**	Form of Restricted Stock Agreement under the 2004 Stock Option and Grant Plan

10.6**	2007 Stock Option and Incentive Plan

10.7**	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan

10.8**	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan

10.9**	Form of Restricted Stock Award Agreement under the 2007 Stock Option and Incentive Plan

10.10**	Employment Agreement by and between Monotype Imaging Inc. and Jeffrey J. Burk, dated as of November 5, 2004

10.11**	Employment Agreement by and between Monotype Imaging Inc. and Robert M. Givens, dated as of November 5, 2004

10.12**	Employment Agreement by and between Monotype Imaging Inc. and David L. McCarthy, dated as of November 5, 2004

10.13**	Employment Agreement by and between Monotype Imaging Inc. and John L. Seguin, dated as of November 5, 2004

10.14**	Employment Agreement by and between Monotype Imaging Inc. and Douglas J. Shaw, dated as of November 5, 2004

10.15**	Employment Agreement by and between Monotype Imaging Inc. and Jacqueline D. Arthur, dated as of May 16, 2005

10.16**	Employment Agreement by and between Monotype Imaging Inc. and Janet M. Dunlap, dated as of September 25, 2006

10.17**	Service Agreement by and between Linotype GmbH and Frank Wildenberg, effective as of September 1, 2006

10.18**	Form of Indemnification Agreement between Monotype Imaging Inc. and certain of its Directors and Officers

10.19**	Lease, dated as of February 15, 2005, between Acquiport Unicorn, Inc. and Monotype Imaging, Inc., as amended.

10.20**	Lease, dated as of April 6, 2006, between 6610, LLC and Monotype Imaging Inc.

Number		Description
10.21	**	Lease, dated as of May 24, 2006, between Lake Center Plaza Partners, LLC and Monotype Imaging Inc.

10.22	**	Lease, dated as of April 7, 2005, between RAFI (GP) Limited and Monotype Imaging Limited

10.23	**	Lease, dated as of November 29, 2004, between Servcorp Japan K.K. and Monotype Imaging Incorporated

10.24	**	Lease, dated as of July 10, 2006, between Sun Wah Marine Products (Holdings) Limited and China Type Design Limited

10.25	**	Lease, dated as of July 1, 2006, between Linotype GmbH and Heidelberger Druckmaschinen AG (English translation)

10.26	**	Sublease, dated as of July 1, 2006, between Linotype GmbH and Heidelberger Druckmaschinen AG (English translation)

10.27	**	Office Lease, dated as of December 17, 2006, by and between Sheila L. Ortloff and Monotype Imaging, Inc.

10.28	**	Stock Purchase Agreement by and among Agfa Corp, Agfa Monotype Corporation and Imaging Acquisition Corporation, dated as of November 5, 2004

10.29	**	Stock Purchase Agreement by and among Monotype Imaging Holdings Corp., the Investors and the Lenders (each as defined therein), dated as of November 5, 2004

10.30	**	Agreement and Plan of Merger by and among the Registrant, MIHC Merger Sub Inc. and Monotype Imaging Holdings Corp., dated as of August 24, 2005

10.31	**	Purchase Agreement for the Sale of Shares in Linotype GmbH by and among Heidelberger Druckmaschinen Aktiengesellschaft, Blitz 06-683 GmbH and Monotype Imaging Holdings Corp., dated as of August 1, 2006

10.32	**	Stock Purchase Agreement by and among Monotype Imaging Inc. and certain stockholders of China Type Design Limited, dated as of July 28, 2006

10.33	**	Credit Agreement by and among Monotype Imaging Holdings Corp., as Parent, Imaging Acquisition Corporation, Agfa Monotype Corporation and International Typeface Corporation, as Borrowers, the Lenders set forth therein, and D.B Zwirn Special Opportunities Fund, L.P., as the Arranger and Administrative Agent, dated as of November 5, 2004 (“D.B. Zwirn Credit Agreement”)

10.34	**	First Amendment to, and Consent and Waiver under, Credit Agreement, Investor Intercreditor Agreement and Security Agreement, dated as of August 24, 2005 for the D.B. Zwirn Credit Agreement

10.35	**	Second Amendment to, and Consent and Waiver under, Credit Agreement and Security Agreement, dated as of July 28, 2006 for the D.B. Zwirn Credit Agreement

10.36	**	Credit Agreement by and among Monotype Imaging Holdings Corp., as Parent, Imaging Acquisition Corporation, Agfa Monotype Corporation and International Typeface Corporation, as Borrowers, the Lenders set forth therein, and Wells Fargo Foothill, Inc., as the Arranger and Administrative Agent, dated as of November 5, 2004 (“Wells Fargo Credit Agreement”)

10.37	**	First Amendment to, and Waiver and Consent under, Credit Agreement, Investor Intercreditor Agreement and Security Agreement, dated as of August 24, 2005 for the Wells Fargo Credit Agreement

10.38	**	Second Amendment to, and Consent and Waiver under, Credit Agreement and Security Agreement, dated as of July 28, 2006 for the Wells Fargo Credit Agreement

Number	Description

10.39**	Intercreditor Agreement by and between Wells Fargo Foothill, Inc. and D.B. Zwirn Special Opportunities Fund, L.P., dated as of November 5, 2004 (“Intercreditor Agreement”)

10.40**	Second Amendment to, and Consent under, Intercreditor Agreement, dated as of August 1, 2006

10.41**	Security Agreement by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of November 5, 2004

10.42**	Supplement No. 1 to the Security Agreement by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of December 28, 2006

10.43**	General Continuing Guaranty by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of November 5, 2004

10.44**	Copyright Security Agreement by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of November 5, 2004

10.45**	Patent Security Agreement by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of November 5, 2004

10.46**	Trademark Security Agreement by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of November 5, 2004

10.47**	Intercompany Subordination Agreement by and among Imaging Acquisition Corporation, Agfa Monotype Corporation, International Typeface Corporation, Monotype Imaging Holdings Corp., and D.B. Zwirn Special Opportunities Fund, L.P., dated as of November 5, 2004

10.48**	Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of November 5, 2004

10.49**	Supplement No. 1 to the Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of December 28, 2006

10.50**	General Continuing Guaranty by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of November 5, 2004

10.51**	Copyright Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of November 5, 2004

10.52**	Patent Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of November 5, 2004

10.53**	Trademark Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of November 5, 2004

10.54**	Intercompany Subordination Agreement by and among Imaging Acquisition Corporation, Agfa Monotype Corporation, International Typeface Corporation, Monotype Imaging Holdings Corp., and Wells Fargo Foothill, Inc., dated as of November 5, 2004

10.55**	Share Pledge Agreement by and among Monotype Imaging Holdings Corp., Blitz 06-683 GmbH, D.B. Zwirn Special Opportunities Fund, L.P. and the Lenders (as defined therein), dated as of July 31, 2006

10.56**	Share Pledge Agreement by and among Monotype Imaging Holdings Corp., Blitz 06-683 GmbH, Wells Fargo Foothill, Inc. and the Lenders (as defined therein), dated as of July 31, 2006

10.57**	Subordinated Convertible Promissory Note of Monotype Holdings Inc. in favor of each of: Tsui Eddy Wing Keung, Chun Tak Chiu Ricky and Hui Tai Pang Robin, dated July 28, 2006

Number	Description
10.58**	Joinder and Consent Agreement to and Consent and Waiver Under, Credit Agreement, by and among Linotype Corp., Monotype Imaging Holdings Corp., Monotype Imaging, Inc., International Typeface Corporation, the Required Lenders (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of December 28, 2006

10.59**	Joinder and Consent Agreement to and Consent and Waiver Under Credit Agreement, by and among Linotype Corp., Monotype Imaging Holdings Corp., Monotype Imaging, Inc., International Typeface Corporation, the Required Lenders (as defined therein) and Wells Fargo Foothill, Inc., dated as of December 13, 2006

10.60**	Copyright Security Agreement by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of December 28, 2006

10.61**	Patent Security Agreement by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of December 28, 2006

10.62**	Trademark Security Agreement by and among the Grantors (as defined therein) and D.B. Zwirn Special Opportunities Fund, L.P., dated as of December 28, 2006

10.63**	Trademark Security Agreement by and among the Grantors (as defined therein) and Wells Fargo Foothill, Inc., dated as of December 28, 2006

10.64**	Fourth Amendment to Credit Agreement, dated as of May 30, 2007 for the Wells Fargo Credit Agreement

10.65**	Fourth Amendment to Credit Agreement, dated as of May 30, 2007 for the D.B. Zwirn Credit Agreement

10.66†**	Intellifont Software and Type Software Agreement dated August 15, 1991 by and between Monotype Imaging Inc. and Lexmark International, Inc., as amended by Addendums No. 1 through 17 and the Letter Addendum dated September 19, 1995 and the Notification of Assignment of Agreement

10.67**	Equity Award Grant Policy

10.68**	2007 (Sales) Incentive Compensation Plan by and between Monotype Imaging Inc. and David L. McCarthy, dated as of March 6, 2007

14.1**	Code of Business Conduct and Ethics

21.1**	List of Subsidiaries

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft

23.3**	Consent of KPMG LLP

23.4*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included in page II-6)

*	To be filed by amendment
**	Previously filed
†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.